Countrywide plc

Countrywide House
3 Perry Way
Witham
Essex CM8 3SX

Tel: 01376 533700
Fax 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No: 01376 500231

RECEIVED

2007 MAY 22 P 1:~3

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Our ref: CS1.4.159-5101USSecuritiess!(ps)le

11 May 2007

07023733

SUPPL

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

Re: **Countrywide plc, Rule 12g3-2(b) Exemption, File No. 82-34927**

To whom it may concern:

Please find enclosed information and/or documents furnished on behalf of Countrywide plc, Rule 12g3-2(b) File No. 82-34927, submitted pursuant to paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of section 18 of the Exchange Act of 1934.

Yours faithfully

Shirley Law
Assistant Company Secretary
Countrywide plc

PROCESSED
MAY 24 2007
THOMSON
FINANCIAL

dw 5/23

IN THE MATTER OF **Exemption file No. 82 – 34927**

Countrywide plc

And

US Securities Exchange Act 1934 ('1934 Act')

A list of documents released to the London Stock Exchange for filing with US Securities Exchange and Commission in compliance with Rules 12g3 - 2(b) under the 1934 Act for the period from 15 March 2007 to 11 May 2007.

Date of Publication	Heading	Short Description of the Information
15 March 2007	Transfer of 10,000 Treasury Shares	Countrywide plc
15 March 2007	Confirmation of 170,872,067 shares in accordance with Rule 2.10 of the City Code on Takeovers and Mergers	Countrywide plc
15 March 2007	Holdings in Company	Citigroup Global Market UK Equity Ltd 5,818,060 shares
15 March 2007	Trustees of EBT notification on Transaction of Director/PDMR	Michael C Nower, Director, Exercise and Retention of 16,340 ESBS options
19 March 2007	Holdings in company	Credit Suisse - 10,579,719 shares
19 March 2007	Holdings in Company	Deutsche Bank - 8,574,003 shares
20 March 2007	Transfer of 7,500 Treasury Shares	Countrywide plc
20 March 2007	Holdings in Company	Artisan Partners Ltd Partnership 14,828,979 shares
20 March 2007	Confirmation of 170,888,317 shares in accordance with Rule 2.10 of the City Code on Takeovers and Mergers	Countrywide plc
21 March 2007	Recommended Cash & Securities Offer by Castle Holdco 4 Limited To Countrywide Plc Posting of Scheme Documents	Countrywide plc
21 March 2007	Holdings in Company	UBS AG - No notifiable interest
21 March 2007	Transfer of 50,000 Treasury Shares	Countrywide plc
21 March 2007	Notification on Transaction of Director/PDMR	John Williams, PDMR Exercise and Sale of 50,000 ESOS options
21 March 2007	Holdings in Company	Deutsche Bank - 8,407,204 shares
21 March 2007	Confirmation of 170,938,317 shares in accordance with Rule 2.10 of the City Code on Takeovers and Mergers	Countrywide plc
21 March 2007	Notification on Transaction of Director/PDMR	David Fletcher - PDMR Sale of 20,897 shares
21 March 2007	Trustees of EBT Notification on transaction of shares	Exercise and sale of 4,902 options under ESBS

23 March 2007	Holdings in Company	Deutsche Bank - 9,252,557 shares
27 March 2007	Holdings in Company	UBS AG - 10,022,444 shares
27 March 2007	Holdings in Company	Deutsche Bank 10,465,322 shares
27 March 2007	Holdings in Company	Artisan Partners Ltd Partnership No notifiable interest
27 March 2007	Holdings in Company	Citigroup Global Market UK Equity Ltd 6,923,653 shares
28 March 2007	Holdings in Company	Deutsche Bank - 10,074,042 shares
28 March 2007	Holdings in Company	Morgan Stanley - 6,183,081 shares
29 March 2007	Holdings in Company	Credit Suisse – no longer have a Notifiable interest
30 March 2007	Transfer of 2,147 Treasury Shares	Countrywide plc
30 March 2007	Voting Rights and Capital	Countrywide plc
30 March 2007	Confirmation of 170,940,464 shares in accordance with Rule 2.10 of the City Code on Takeovers and Mergers	Countrywide plc
30 March 2007	Transfer of 10,000 Treasury Shares	Countrywide plc
2 April 2007	Recommended Revised Cash & Securities Offer by Castle Holdco 4 Limited to Countrywide plc Posting of Supplementary Circular	Countrywide plc
2 April 2007	Confirmation of 170,950,464 shares in accordance with Rule 2.10 of the City Code on Takeovers and Mergers	Countrywide plc
2 April 2007	Holdings in Company	Deutsche Bank - 10,438,569 shares
2 April 2007	Document re: Recommended Revised cash & Securities Offer By Castle Holdco 4 Ltd To Countrywide plc	Countrywide plc
3 April	Holdings in Company	UBS AG - 12,376,574 shares
4 April 2007	Holdings in Company	Deutsche Bank - No notifiable interest
5 April 2007	Holdings in Company	Cater Allen International Ltd 8,922,608 shares
10 April 2007	Holdings in Company	UBS AG - 14,443,957 shares
10 April 2007	Holdings in Company	Morgan Stanley - No longer have a Notifiable interest
12 April 2007	Recommended Revised offer For the Acquisition of Countrywide plc	Countrywide plc
13 April 2007	Result of Court Hearing & EGM on the Recommended Revised offer for Countrywide plc	Countrywide plc
17 April 2007	Holdings in Company	ING Bank N.V. - 7,567,373 shares
19 April 2007	Holdings in Company	UBS AG - 16,747,683 shares
19 April 2007	Notification on Transaction of Director/PDMR	Terry Marris - PDMR Sale of 35,000 shares
20 April 2007	Rule 8.1 of City Code on Mergers & Acquisitions	Harry Hill - Director, close of 344,000 Shares in contracts for difference

20 April 2007	Holdings in Company	UBS AG - 18,908,837 shares
23 April 2007	Transfer of 402 Treasury Shares	Countrywide plc
23 April 2007	Confirmation of 170,950,866 shares in accordance with Rule 2.10 of the City Code on Takeovers and Mergers	Countrywide plc
20 April 2007	Recommended Offer for the Acquisition of Countrywide Plc by Castle Holdco 4 Ltd	Countrywide plc
21 April 2007	Letter to shareholders re: announcement Pursuant to Rule 20.1 of the City Code	Countrywide plc
23 April 2007	Notification on Transaction of Director/PDMR	Gerry Fitzjohn - PDMR Sale of 174,603 shares
25 April 2007	Holdings in Company	Lehman Bros - 17,674,135 shares
25 April 2007	Holdings in Company	ING Bank - 8,896,640 shares
25 April 2007	Holdings in Company	UBS AG - 26,922,087 shares
26 April 2007	Amended Notification on Transaction of Director/PDMR (Selling price amended to 623p from 263p)	Gerry Fitzjohn - PDMR Sale of 174,603 shares
27 April 2007	Holdings in Company	Prudential - No longer have a notifiable interest
27 April 2007	Holdings in Company	Oz Management LLC - 8584,139 shares
27 April 2007	Holdings in Company	UBS AG - 38,076,359 shares
27 April 2007	Holdings in Company	Citigroup - 8,813,472 shares
30 April 2007	Transfer of 268 Treasury Shares	Countrywide plc
30 April 2007	Confirmation of 170,951,134 shares in accordance with Rule 2.10 of the City Code on Takeovers and Mergers	Countrywide plc
30 April 2007	Voting Rights and Capital	Countrywide plc
30 April 2007	Holdings in Company	ING Bank N.V. - No longer have a Notifiable interest
30 April 2007	Holdings in Company	Goldman Sachs - 9,331,123 shares
1 May 2007	Recommended Revised offer By Castle Holdco 4 Ltd for the acquisition of Countrywide plc	Countrywide plc
2 May 2007	Recommended Revised cash & Securities offer By Castle Bidco for Countrywide plc	Countrywide plc
3 May 2007	Court sanction of the Scheme of Arrangement	Countrywide plc
4 May 2007	Transfer of 1,805 Treasury Shares & 8,314,132 shares	Countrywide plc
4 May 2007	Holdings in Company	Goldman Sachs - 15,365,123 shares
4 May 2007	Confirmation of 172,480,747 shares in accordance with Rule 2.10 of the City Code on Takeovers and Mergers	Countrywide plc
8 May 2007	Holdings in Company	UBS AG - 36,404,660 shares

8 May 2007	Recommended Revised cash & Securities offer By Castle Bidco for Countrywide plc	Countrywide plc
8 May 2007	Notification on Transaction of PDMR Following Court sanction of Scheme of Arrangement	Countrywide plc
9 May 2007	Recommended Revised cash & Securities offer By Castle Bidco for Countrywide plc	Countrywide plc
9 May 2007	Further Recommended Revised cash & Securities Offer By Castle Bidco for Countrywide plc	Countrywide plc
9 May 2007	Re-release of Recommended Revised cash & Securities Offer By Castle Bidco for Countrywide plc	Countrywide plc
9 May 2007	Temporary suspension of Countrywide plc shares	Countrywide plc
9 May 2007	Proposed Secondary Placing of Rightmove shares	Countrywide plc
10 May 2007	Results of Secondary Placing of Rightmove shares	Countrywide plc
10 May 2007	Cancellation of Listing from The Official List	Countrywide plc
11 May 2007	Holdings in company	Goldman Sachs – 15,468,717 shares & then reduced to 15,365,123 shares

Countrywide plc

35

RECEIVED

2007 MAY 22 P 1: 07

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Countrywide House
3 Perry Way
Witham
Essex CM8 3SX

Tel: 01376 533700
Fax 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No: 01376 500231

11 May 2007

Transparency Obligations Directive
(Disclosure and Transparency Rules) Instrument 2006

We have today received the following notices dated 8 and 10 May 2007 from an official of the Goldman Sachs Group, Inc.

In compliance with the Disclosure and Transparency Rules, they confirm that:

a) as at 4 May 2007 the Goldman Sachs Group, Inc., of 85 Broad Street, New York NY10004, USA, have a notifiable interest in and are the direct holders of 103,594 and indirect holders of 15,365,123 ordinary shares of Countrywide plc. Such shares are registered in the names of

- Goldman Sachs & Co.,
- Goldman Sachs International
- Goldman Sachs Asset Management International; and
- Goldman Sachs Asset Management L.P.

This equates to 8.97% of the issued share capital of 172,480,747 shares, prior to capital reduction.

Of these 15,468,717 shares:

The interest in 14,883,102 shares arose from an interest held by Goldman Sachs & Co., a wholly-owned direct subsidiary of GS Inc, acting as custodian for its customers. These shares are, or will be, registered in the name of Goldman Sachs Securities (Nominees), Limited.

The interest in 103,594 shares arose from a beneficial interest held by Goldman Sachs International, a wholly owned indirect subsidiary GS Inc. These shares are, or will be, registered at CREST in account CREPTEMP.

The interest in 103,594 shares arose from the interest held by Goldman Sachs Asset Management, a wholly owned subsidiary of GS Inc acting as discretionary manager. We believe that some of these shares are, or will be, registered in the name of GSSN.

They have increased their holding from 15,365,123 shares, as announced on 4 May 2007 to 15,468,717 shares.

b. as at 8 May 2007 the Goldman Sachs Group, Inc., of 85 Broad Street, New York NY10004, USA, have a notifiable interest in and are the indirect holders of 15,365,123 ordinary shares of Countrywide plc. Such shares are registered in the names of

- Goldman Sachs & Co.,
- Goldman Sachs Asset Management International; and
- Goldman Sachs Asset Management L.P.

This equates to 8.91% of the issued share capital of 172,480,747 shares, prior to capital reduction.

Of these 15,365,123 shares:

The interest in 14,883,102 shares arose from an interest held by Goldman Sachs & Co., a wholly-owned direct subsidiary of GS Inc, acting as custodian for its customers. These shares are, or will be, registered in the name of Goldman Sachs Securities (Nominees), Limited.

The interest in 482,021 shares arose from the interest held by Goldman Sachs Asset Management, a wholly owned subsidiary of GS Inc acting as discretionary manager. We believe that some of these shares are, or will be, registered in the name of GSSN.

They have decreased their holding from 15,468,717 shares, as reported above to 15,365,123 shares.

As announced on 9 May 2007, the Court Orders in respect of the Scheme and the Capital Reductions were delivered to, and registered by, the Registrar of Companies. The Scheme of Arrangement therefore became effective on 9 May 2007 and consequently the issued share capital was reduced to 164,759,627 ordinary shares of 5p. On 10 May 2007, the Company's shares were de-listed from the Official List of the London Stock Exchange.

Director/Secretary
Countrywide plc

c.c. H D Hill
M C Nower
G Turner
J Pleumeekers)
J Coddington) Hawkpoint
M Luen)
M Franklin)

351

Regulatory Announcement

RECEIVED

Go to market news section

2007 MAY 22 P 1:07

Company	Official List
TIDM	OLS
Headline	Cancellation- Countrywide Plc
Released	08:00 10-May-07
Number	3272W

NOTICE OF CANCELLATION OF LISTING FROM THE OFFICIAL LIST

10/05/2007 8:00 AM

CANCELLATION

Countrywide Plc

The Financial Services Authority ("the FSA ") cancels the securities set out below from the Official List effective from 10/05/2007 8:00 AM at the request of the company:

Ordinary Shares of 5p each fully paid	(GB00B00FQ060)

If you have any queries relating to the above, please contact the Listing Applications Team at the FSA on 020 7066 8333 Option 3.

Notes
- Notices issued by the FSA in respect of cancellation of securities from the Official List must be read in conjunction with notices issued by the London Stock Exchange in respect of cancellation of securities from trading on its markets.
- SEDOL numbers which are allocated by the London Stock Exchange as a Stock Exchange identifier may be found on their cancellation notice.

END

Close

acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this announcement relates is available only to relevant persons and will be engaged in only with relevant persons.

END

Close

350

RESULTS OF SECONDARY PLACING OF ORDINARY SHARES IN RIGHTMOVE PLC ("Rightmove")

Countrywide plc is pleased to announce the successful completion of the secondary placing of approximately 5.08 million ordinary shares in Rightmove (the "Rightmove Shares") at a price of 600 pence per Rightmove Share.

The placing was conducted by UBS Limited ("UBS") on behalf of those holders of Countrywide plc ordinary shares who have elected to sell for cash the Rightmove Shares to which they would have been entitled as part of the consideration due to them following the acquisition of Countrywide plc by Castle Holdco 4 Ltd by scheme of arrangement.

This announcement has been issued by Countrywide plc and is the sole responsibility of Countrywide plc.

This announcement is for information purposes only and does not constitute or form part of an offer or invitation to acquire or dispose of any Rightmove Shares, or constitute a solicitation of any offer to purchase or subscribe for securities in any jurisdiction, including the United States, Canada, Australia or Japan. The Rightmove Shares have not been, and will not be, registered under the United States Securities Act of 1933, as amended, or under the securities legislation of any state of the United States.

The Rightmove Shares may not, directly or indirectly, be offered or sold within the United States, Canada, Australia or Japan or offered or sold to a resident of Canada, Australia or Japan. The Rightmove Shares have not been, and will not be, registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an exemption from registration. No public offering of securities is being made in the United States.

This announcement is not for publication or distribution to persons in the United States of America, its territories or possessions or to any US person (within the meaning of Regulation S under the US Securities Act of 1933, as amended). Neither this announcement nor any copy of it may be taken or transmitted into Australia, Canada or Japan or to Canadian persons or to any securities analyst or other person in any of those jurisdictions. Any failure to comply with this restriction may constitute a violation of United States, Australian, Canadian or Japanese securities law. The distribution of this announcement in certain other jurisdictions may be restricted by law and persons into whose possession this announcement comes should inform themselves about, and observe, any such restrictions.

This announcement and any offer of securities to which it relates are only addressed to and directed at persons who are (1) qualified investors within the meaning of directive 2003/71/ec and any relevant implementing measures and (2) who have professional experience in matters relating to investments who fall within article 19(1) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the "Order") or are persons falling within article 49(2)(a) to (d) ("High Net Worth Companies, Unincorporated Associations, etc") of the Order (all such persons together being referred to as "relevant persons"). The information regarding the Placing set out in this announcement must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this announcement relates is available only to relevant persons and will be engaged in only with relevant persons.

Regulatory Announcement

Go to market news section

Company	Countrywide Plc
TIDM	CWD
Headline	Proposed placing of Rightmove shares)
Released	17:13 09-May-07
Number	PRNUK-0905

Not for release, publication or distribution in whole or in part in or into the United States, Australia, Canada or Japan

PROPOSED SECONDARY PLACING OF ORDINARY SHARES IN RIGHTMOVE PLC ('Rightmove')

Following the announcement earlier today that the scheme of arrangement (the 'Scheme') by which Countrywide plc is being acquired by Castle Holdo 4 Ltd has become effective in accordance with its terms, Countrywide plc announces an accelerated bookbuilt secondary placing of approximately 5.08 million ordinary shares in Rightmove (the 'Rightmove Shares'), representing in aggregate approximately 3.8 per cent of the issued share capital of Rightmove (the 'Placing').

In accordance with the terms outlined in the Scheme document sent to Countrywide plc shareholders on 20 March 2007, the Placing will be undertaken by UBS Limited ('UBS') on behalf of those holders of Countrywide plc ordinary shares who have elected to sell for cash the Rightmove Shares to which they would otherwise have been entitled under the Scheme.

The placing price will be decided at the close of the accelerated bookbuilding period following agreement between UBS and Countrywide plc, and a further announcement will be made at that time.

The books for the Placing will open with immediate effect. Pricing and allocations are expected to be announced as soon as practicable following the closing of the books. The timing of closing of the books will be at the absolute discretion of UBS.

This announcement has been issued by Countrywide plc and is the sole responsibility of Countrywide plc.

This announcement is for information purposes only and does not constitute or form part of an offer or invitation to acquire or dispose of any Rightmove Shares, or constitute a solicitation of any offer to purchase or subscribe for securities in any jurisdiction, including the United States, Canada, Australia or Japan. The Rightmove Shares have not been, and will not be, registered under the United States Securities Act of 1933, as amended, or under the securities legislation of any state of the United States.

The Rightmove Shares may not, directly or indirectly, be offered or sold within the United States, Canada, Australia or Japan or offered or sold to a resident of Canada, Australia or Japan. The Rightmove Shares have not been, and will not be, registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an exemption from registration. No public offering of securities is being made in the United States.

This announcement is not for publication or distribution to persons in the United States of America, its territories or possessions or to any US person (within the meaning of Regulation S under the US Securities Act of 1933, as amended). Neither this announcement nor any copy of it may be taken or transmitted into Australia, Canada or Japan or to Canadian persons or to any

securities analyst or other person in any of those jurisdictions. Any failure to comply with this restriction may constitute a violation of United States, Australian, Canadian or Japanese securities law. The distribution of this announcement in certain other jurisdictions may be restricted by law and persons into whose possession this announcement comes should inform themselves about, and observe, any such restrictions.

This announcement and any offer of securities to which it relates are only addressed to and directed at persons who are (1) qualified investors within the meaning of directive 2003/71/ec and any relevant implementing measures and (2) who have professional experience in matters relating to investments who fall within article 19(1) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the 'Order') or are persons falling within article 49(2) (a) to (d) ('High Net Worth Companies, Unincorporated Associations, etc') of the Order (all such persons together being referred to as 'relevant persons'). The information regarding the Placing set out in this announcement must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this announcement relates is available only to relevant persons and will be engaged in only with relevant persons.

END

Close

Regulatory Announcement

Go to market news section

348

Company	Official List
TIDM	OLS
Headline	Suspension - Countrywide
Released	07:30 09-May-07
Number	2777W

NOTICE OF TEMPORARY SUSPENSION OF LISTING FROM THE OFFICIAL LIST

9/05/2007 7:30 AM

TEMPORARY SUSPENSION

Countrywide Plc

The Financial Services Authority ("the FSA") temporarily suspends the securities set out below from the Official List effective from 9/05/2007 7:30am at the request of the company pending an announcement:

Ordinary Shares of 5p each fully paid	(B00FQ06)(GB00B00FQ060)

If you have any queries relating to the above, please contact the Listing Applications Team at the FSA on 020 7066 8333 Option 3.

END

Close

Regulatory Announcement

Go to market news section

Company	Countrywide Plc
TIDM	CWD
Headline	Offer Update
Released	16:56 09-May-07
Number	PRNUK-0905

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN OR INTO OR FROM ANY JURISDICTION (INCLUDING THE UNITED STATES) WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE LAWS OF SUCH JURISDICTION

FOR IMMEDIATE RELEASE 9 May 2007

RECOMMENDED CASH AND SECURITIES OFFER FOR COUNTRYWIDE PLC

Countrywide announces that the Court Orders in respect of the Scheme have been delivered to the Registrar of Companies (and, in relation to the Reduction Court Order, the registration of such Order by him) and therefore the Scheme of Arrangement has now become effective.

The Financial Services Authority and the London Stock Exchange will respectively cancel the listing of the Company's Shares on the Official List and cancel trading on the London Stock Exchange's market for listed securities with effect from 8.00 a.m. tomorrow morning.

Countrywide Shareholders should note that elections for the Unlisted Securities exceeded the amount of the Class B Shares and Class B Notes available under the Unlisted Securities Alternative. The elections of each Shareholder who has validly elected for Unlisted Securities will therefore be scaled back pro rata and the balance of the consideration due to such Shareholders will be satisfied in cash in accordance with the terms of the Scheme. Details of the scaling back of elections under the Unlisted Securities Alternative will be notified to Shareholders in due course.

Cheques for Cash Consideration, Rightmove Share certificates in respect of Rightmove Share Consideration, cash in respect of the Rightmove Sale Election and/or Class B Shares and Class B Notes in respect of the Unlisted Securities Alternative are therefore expected to be despatched and settlement in CREST is expected to be effective by not later than 6.00 p.m. (London time) on 23 May 2007.

Unless otherwise defined herein, capitalised terms used in this announcement have the same meaning as in the Scheme Documents and Announcement.

Hawkpoint, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Countrywide and its Directors and no one else in connection with the Proposals and will not be responsible to anyone other than Countrywide and its Directors for providing the protections afforded to clients of Hawkpoint nor for providing advice in relation to the Proposals, the content of this announcement or any matter referred to herein.

END

Close

-,4-6

Regulatory Announcement

Go to market news section

Company	Countrywide PLC
TIDM	CWD
Headline	Offer Update
Released	08:06 09-May-07
Number	2783W

RNS Number:2783W
Countrywide PLC
09 May 2007

The 'Offer Update' announcement for Countrywide PLC released today Wednesday 9 May at 07:31 under RNS No 2686W has been re-released to facilitate onward transmission by third party vendors.

The announcement is unchanged and is reproduced in full below.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN OR INTO OR FROM ANY JURISDICTION (INCLUDING THE UNITED STATES) WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE LAWS OF SUCH JURISDICTION

FOR IMMEDIATE RELEASE 9 May 2007

RECOMMENDED CASH AND SECURITIES OFFER FOR COUNTRYWIDE PLC

Further to yesterday's announcement that the High Court of Justice had confirmed the Reduction of Capital required to effect the recommended acquisition of Countrywide by Castle Bidco, the Company hereby announces that the Financial Services Authority and the London Stock Exchange have been requested respectively to suspend the listing of the Company's Shares on the Official List and to suspend trading on the London Stock Exchange's market for listed securities with effect from 8.00 a.m. this morning, pending the Court Orders in respect of the Scheme being delivered to the Registrar of Companies (and, in relation to the Reduction Court Order, the registration of such Order by him) which is expected to take place shortly.

The Scheme will become effective upon this occurring, at which point the Financial Services Authority and the London Stock Exchange will respectively cancel the listing of the Company's Shares on the Official List and cancel trading on the London Stock Exchange's market for listed securities with immediate effect, and an appropriate announcement to this effect will be made.

Unless otherwise defined herein, capitalised terms used in this announcement have the same meaning as in the Scheme Documents and Announcement.

Hawkpoint, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Countrywide and its Directors and no one else in connection with the Proposals and will not be responsible to anyone other than Countrywide and its Directors for providing the protections afforded to clients of Hawkpoint nor for providing advice in relation to the Proposals, the content of this announcement or any matter referred to herein.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Regulatory Announcement

Go to market news section

Company	Countrywide PLC
TIDM	
Headline	Offer Update
Released	07:31 09-May-07
Number	2686W

RNS Number:2686W
Countrywide PLC
09 May 2007

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN OR INTO OR FROM ANY JURISDICTION (INCLUDING THE UNITED STATES) WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE LAWS OF SUCH JURISDICTION

FOR IMMEDIATE RELEASE 9 May 2007

RECOMMENDED CASH AND SECURITIES OFFER FOR COUNTRYWIDE PLC

Further to yesterday's announcement that the High Court of Justice had confirmed the Reduction of Capital required to effect the recommended acquisition of Countrywide by Castle Bidco, the Company hereby announces that the Financial Services Authority and the London Stock Exchange have been requested respectively to suspend the listing of the Company's Shares on the Official List and to suspend trading on the London Stock Exchange's market for listed securities with effect from 8.00 a.m. this morning, pending the Court Orders in respect of the Scheme being delivered to the Registrar of Companies (and, in relation to the Reduction Court Order, the registration of such Order by him) which is expected to take place shortly.

The Scheme will become effective upon this occurring, at which point the Financial Services Authority and the London Stock Exchange will respectively cancel the listing of the Company's Shares on the Official List and cancel trading on the London Stock Exchange's market for listed securities with immediate effect, and an appropriate announcement to this effect will be made.

Unless otherwise defined herein, capitalised terms used in this announcement have the same meaning as in the Scheme Documents and Announcement.

Hawkpoint, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Countrywide and its Directors and no one else in connection with the Proposals and will not be responsible to anyone other than Countrywide and its Directors for providing the protections afforded to clients of Hawkpoint nor for providing advice in relation to the Proposals, the content of this announcement or any matter referred to herein.

END

Countrywide plc

Countrywide House
3 Perry Way
Witham
Essex CM8 3SX
Tel: 01376 533700
Fax: 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No: 01376 500231

RECEIVED

8 May 2007

Notification of Transactions of Directors and Persons Discharging Managerial Responsibility (PDMR)

We write to advise you that the Court sanctioned the Scheme of Arrangement on 3 May 2007 for the recommended acquisition of Countrywide plc by Castle Holdco 4 Limited. As a consequence, share options granted under the Company's various share option schemes/plans become exercisable. The following exercises of share options by Directors and PDMR, who are also option holders of the Company, took place on 3 May 2007 following the Court's sanction of the Scheme of Arrangement. Details are contained on the attached schedule 'Attachment A'

The issued share capital of the Company (excluding shares held in treasury) now stands at 172,480,747 shares.

Director/Company Secretary
Countrywide plc

c.c. H D Hill
M C Nower
G Turner
J Pleumeekers)
J Coddington) Hawkpoint
M Luen)
M Franklin)

CS1.4.229-5101TreasurySharessl(ps)080507

Attachment A

Countrywide plc
Notification of Transactions of Directors, persons discharging Managerial Responsibility

1. **plc Directors**

Name	No. of shares granted	Option price	Date of Grant	Exercise period	Scheme	Date of exercise	No. of shares exercised	Lapsed Options	Option price	Total holding following Exercise (including existing holding)	% of the issued share capital
G. Turner	32,590	nil p	23/08/06	23/08/09-23/08/16	Performance Share Plan (PSP)	03/05/07	13,044	19,546	Nilp	13,044	0.007%
M.C. Nower	2,639	288p	23/09/05	01/11/10-01/05/11	Countrywide Share-save Plan 'E' issue	03/05/07	769	1,870	288p		
	2,549	140.8p	11/10/02	01/11/07-01/05/07	SAYE (1996) 'D' issue	03/05/07	2,549		140.8p		
	40,000	109p	19/04/01	19/04/04-19/04/11	ESOS (1996)	03/05/07	40,000		109p		
	87,500	198p	15/04/02	15/04/05-15/04/12	ESOS (1996)	03/05/07	87,500		198p		
	41,237	nilp	25/05/06	25/05/09-25/05/16	PSP	03/05/07	16,505	24,732	Nilp		
	87,500	198p	15/04/02	15/04/07-15/04/09	EDIS (1996)	03/05/07	87,500		198p	519,638 (including Mrs Nower's 5,275 shares)	0.301%
H.D. Hill	87,500	198p	15/04/02	15/04/07-15/04/09	EDIS (1996)	03/05/07	87,500		198p		
	87,500	198p	15/04/02	15/04/05-15/04/12	ESOS (1996)	03/05/07	87,500		198p		
	3,901	288p	23/09/05	01/11/10-01/05/11	Countrywide Share-save Plan 'E' issue	03/05/07	1,138	2,763	288p	332,391	0.193%

2. PDMR Executive Committee Members

Name	No. of shares granted	Option price	Date of Grant	Exercise period	Scheme	Date of exercise	No. of shares exercised	Lapsed Options	Option price	Total holding following Exercise (including existing holding)	% of the issued share capital
G.R. Williams	3,901	288p		01/11/10-01/05/11	Countrywide Sharesave Plan 'E' issue	03/05/07	1,138	2,763	288p		
	10,000	198p		15/04/05-15/04/12	ESOS (1996)	03/05/07	10,000		198p		
	25,000	109p		19/04/04-15/04/11	ESOS (1996)	03/05/07	25,000		109p		
	8,493	nil p		25/05/09-25/05/16	PSP	03/05/07	3,774	4,719	Nilp	39,912	0.023%
A.H. Ekins	50,000	198p		15/04/07-15/04/09	EDIS (1996)	03/05/07	50,000		198p		
	27,009	nilp		25/05/09-25/05/16	PSP	03/05/07	10,810	16,199	Nilp	60,810	0.035%
J. Williams	50,000	198p		15/04/07-15/04/09	EDIS (1996)	03/05/07	50,000		198p		
	22,004	nil p		25/05/09-25/05/16	PSP	03/05/07	8,807	13,197			
	3,901	288p		01/11/10-01/05/11	Countrywide Share-save Plan 'E' issue	03/05/07	1,138	2,763	Nilp	61,945	0.036%
A. Snowball	7,500	198p		15/04/05-15/04/12	ESOS (1996)	03/05/07	7,500		198p		
	21,731	nil p		25/05/09-25/05/16	PSP	03/05/07	8,698	13,033	Nilp		
	1,147	288p		01/11/10-01/05/11	Countrywide Share-save 'E' issue	03/05/07	334	813	288p		
	5,367	140.8p		01/11/07-01/05/08	SAYE (1996) 'D' issue	03/05/07	5,367		140.8p	21,899	0.013%

Name	No. of shares granted	Option price	Date of Grant	Exercise period	Scheme	Date of Exercise	No. of shares exercised	Lapsed Options	Option price	Total holding following Exercise (including existing holding)	% of the issued share capital
C.P. Shaw	50,000	198p		15/04/07-15/04/09	EDIS (1996)	03/05/07	50,000		198p		
	50,000	198p		15/04/05-16/04/12	ESOS (1996)	03/05/07	50,000		198p		
	30,927	nil p		25/05/09-25/05/16	PSP	03/05/07	12,379	18,548	Nilp		
	1,721	288p		01/11/10-01/05/11	Countrywide Share-save Plan 'E' issue	03/05/07	502	1,219			
	4,294	140.8p		01/11/07-01/05/08	SAYE (1996) 'D' issue	03/05/07	4,294		288p	117,175	0.068%
R.A. Scarff	50,000	198p		15/04/05-15/04/12	ESOS (1996)	03/05/07	50,000		198p		
	25,773	nil p		25/05/09-25/05/16	PSP	03/05/07	10,316	15,457	Nilp		
	3,901	288p		01/11/10-01/05/11	Countrywide Share-save Plan 'E' issue	03/05/07	1,138	2,763	288p	65,075	0.038%
T. Marris	29,500	nil p		25/05/09-25/05/16	PSP	03/05/07	11,807	17,693	Nilp		
	3,901	288p		01/11/10-01/05/11	Countrywide Share-save Plan 'E'	03/05/07	1,138	2,763	288p	83,364 (including Mrs Marris' 37,004 shares)	0.048%
D.B. Fletcher	50,000	198p		15/04/07-15/04/09	EDIS (1996)	03/05/07	50,000		198p		
	25,773	nil p		25/05/09-25/05/16	PSP	03/05/07	10,316	15,457	Nilp		
	3,901	288p		01/11/10-01/05/11	Countrywide Share-save Plan 'E' issue	03/05/07	1,138	2,763	288p	61,454	0.036%

Name	No. of shares granted	Option price	Date of Grant	Exercise period	Scheme	Date of Exercise	No. of shares exercised	Lapsed Options	Option price	Total holding following Exercise (including existing holding)	% of the issued share capital
G.R. Fitzjohn	87,500	198p		15/04/07-15/04/09	EDIS (1996)	03/05/07	87,500		198p		
	37,500	198p		15/04/05-15/04/12	ESOS (1996)	03/05/07	37,500		198p		
	36,082	nil p		25/05/09-25/05/16	PSP	03/05/07	14,442	21,640	Nilp		
	2,295	288p		01/11/10-01/05/11	Countrywide Share-save Plan 'E' issue	03/05/07	669	1,626	288p		
	3,220	240.8p		01/11/07-01/05/08	SAYE (1996) 'D' issue	03/05/07	3,220		140.8p	143,331	0.083%
John P Hards	10,646	nilp		25/05/09-2225/05/16	PSP	03/05/07	4,731	5,915	Nilp		
	3,354	140.8p		01/11/07 – 01/05/08	SAYE (1996) 'D' issue	03/05/07	3,354		140.8p		
	2,180	288p		01/11/10 – 01/05/11	Countrywide Sharesave Plan 'E' issue	03/05/07	635	1,545	288p	12,078	0.007%

-34-

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN OR INTO OR FROM ANY JURISDICTION (INCLUDING THE UNITED STATES) WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE LAWS OF SUCH JURISDICTION

FOR IMMEDIATE RELEASE **8 May 2007**

RECOMMENDED CASH AND SECURITIES OFFER FOR COUNTRYWIDE PLC

The Boards of Countrywide and Castle Bidco are pleased to announce that the High Court of Justice has earlier today confirmed the Reduction of Capital required to effect the recommended acquisition of the Company by Castle Bidco.

The Scheme will become effective upon the Court Orders in respect of the Scheme being delivered to the Registrar of Companies (and, in relation to the Reduction Court Order, the registration of such Order by him) which is expected to take place on 9 May 2007. The Financial Services Authority and the London Stock Exchange have been requested respectively to cancel the listing of the Company's Shares on the Official List and to cancel trading on the London Stock Exchange's market for listed securities with effect from 8.00 a.m. tomorrow, 9 May 2007.

Cheques for Cash Consideration, Rightmove Share certificates in respect of Rightmove Share Consideration, cash in respect of the Rightmove Sale Election and/or Class B Shares and Class B Notes in respect of the Unlisted Securities Alternative are therefore expected to be despatched and settlement in CREST is expected to be effective by not later than 6.00 p.m. (London time) on 23 May 2007.

Unless otherwise defined herein, capitalised terms used in this announcement have the same meaning as in the Scheme Documents and Announcement.

Hawkpoint, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Countrywide and its Directors and no one else in connection with the Proposals and will not be responsible to anyone other than Countrywide and its Directors for providing the protections afforded to clients of Hawkpoint nor for providing advice in relation to the Proposals, the content of this announcement or any matter referred to herein.

Countrywide plc

Countrywide House
3 Perry Way
Witham
Essex CM8 3SX

Tel: 01376 533700
Fax: 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No: 01376 500231

8 May 2007

Transparency Obligations Directive
(Disclosure and Transparency Rules) Instrument 2006

We have today received a notice dated 4 May 2007 from an official of UBS AG.

In compliance with the Disclosure and Transparency Rules, they confirm that on 3 May 2007 UBS Investment Bank and UBS AG London Branch have a notifiable interest and are the direct holders of 36,404,660 shares in the ordinary 5p shares of Countrywide plc. This equates to 21.11% of the issued share capital of 172,480,747 shares.

They have decreased their holding from 38,076,359 shares, as announced on 27 April 2007, to 36,404,660 shares.

Director/Secretary
Countrywide plc

c.c. H D Hill
M C Nower
G Turner
G White
J Pleumeekers)
J Coddington) Hawkpoint
M Luen)
M Franklin)

CS1.4.228-5101UBSsl(ps)lc080507

PRESS ANNOUNCEMENT

FOR IMMEDIATE RELEASE

4 May 2007

COUNTRYWIDE PLC ("COUNTRYWIDE")

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, Countrywide confirms that it now has 172,480,747 ordinary shares of 5 pence each in issue and admitted to trading on the London Stock Exchange under the UK ISIN code GB00B00FQ060.

A further announcement will be made if appropriate.

Countrywide plc

3,40

Countrywide House
3 Perry Way
Witham
Essex CM8 3SX

Tel: 01376 533700
Fax: 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No: 01376 500231

4 May 2007

Transparency Obligations Directive
(Disclosure and Transparency Rules) Instrument 2006

We have today received the following notice dated 2 May 2007 from an official of the Goldman Sachs Group, Inc.

In compliance with the Disclosure and Transparency Rules, they confirm that as at 30 April 2007, the Goldman Sachs Group, Inc., of 85 Broad Street, New York NY10004, USA, have a notifiable interest in and are the indirect holders of 15,365,123 ordinary shares of Countrywide plc. Such shares are registered in the names of

- Goldman Sachs & Co.,
- Goldman Sachs Asset Management International; and
- Goldman Sachs Asset Management L.P.

This equates to 8.91% of the issued share capital of 172,480,747 shares.

Of these 15,365,123 shares:

The interest in 14,883,102 shares arose from an interest held by Goldman Sachs & Co., a wholly-owned direct subsidiary of GS Inc, acting as custodian for its customers. These shares are, or will be, registered in the name of Goldman Sachs Securities (Nominees), Limited.

The interest in 482,021 shares arose from the interest held by Goldman Sachs Asset Management, a wholly owned subsidiary of GS Inc acting as discretionary manager. We believe that some of these shares are, or will be, registered in the name of GSSN.

They have increased their holding from 9,331,123 shares, as announced on 30 April 2007 to 15,365,123 shares.

~~Director~~/Secretary
Countrywide plc

c.c. H D Hill
M C Nower
G Turner
J Pleumeekers)
J Coddington) Hawkpoint
M Luen)
M Franklin)

CS1.4.224-5101GoldmanSachss1(ps)le030507

Countrywide plc

Countrywide House
3 Perry Way
Witham
Essex CM8 3SX
Tel: 01376 533700
Fax: 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No 01376 500231

4 May 2007

Notification of Transfer of Treasury Shares

a) Pursuant to sections 169A of the Companies Act 1985 and Listing rule 12.6.3, we write to advise you of the following transfer of shares from the Company's Treasury Account to satisfy share options exercised by ex-employees, who are also option holders of the Company, under the Countrywide Sharesave Plan.

No. of shares held in Treasury	Date of Transfer	No. of Shares Transferred from Treasury	No. of Options Exercised	Option Price per Share	Date Options Granted	Scheme
8,315,937	03.05.2007	1,805	1,805	288p	23.09.2005	Countrywide Sharesave Plan

Following the above transfer, Countrywide plc now holds 8,314,132 treasury shares in total.

b) The Court sanctioned the Scheme of Arrangement on 3 May 2007 for the recommended acquisition of Countrywide plc by Castle Holdco 4 Limited. As a consequence, share options granted under the Company's various share option schemes/plans become exercisable. The following transfer of shares from the Company's Treasury Account have taken place to satisfy share options exercised by employees, who are also option holders of the Company, following the Court's sanction of the Scheme of Arrangement.

No. of shares held in Treasury	Date of Transfer	No. of Shares Transferred from Treasury	No. of Options Exercised	Option Price per Share	Date Options Granted	Scheme/Plan
8,314,132	03.05.2007	562,247	562,247	140.8p	11.10.2002	Savings Related Share Option Scheme (1996)
	03.05.2007	534,743	534,743	288p	23.09.2005	Countrywide Sharesave Plan
	03.05.2007	4,550	4,550	121p	30.09.1997	Executive Share Option Scheme 1995
	03.05.2007	23,625	23,625	200p	28.05.1999	Executive Share Option Scheme 1995
	03.05.2007	352,660	352,660	460.25p	25.05.2006	Countrywide Approved Share Option Plan
	03.05.2007	20,646	20,646	460.25p	23.08.2006	Countrywide Approved Share Option Plan
	03.05.2007	28,125	28,125	200p	28.05.1999	Executive Share Option Scheme 1996
	03.05.2007	1,212	1,212	nilp	25.05.2006	Countrywide 2006 Performance Plan

Following the above transfer, Countrywide plc now holds 6,786,324 treasury shares in total.

The issued share capital of the Company (excluding shares held in treasury) now stands at 172,480,747.

~~Director~~/Company Secretary
Countrywide plc

c.c. H D Hill
M C Nower
G Turner
J Pleumeekers)
J Coddington) Hawkpoint
M Luen)
M Franklin)

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN OR INTO OR FROM ANY JURISDICTION (INCLUDING THE UNITED STATES) WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE LAWS OF SUCH JURISDICTION

FOR IMMEDIATE RELEASE 3 May 2007

RECOMMENDED CASH AND SECURITIES OFFER FOR COUNTRYWIDE PLC

The Boards of Countrywide and Castle Bidco are pleased to announce that the High Court of Justice has earlier today made an order sanctioning the Scheme of Arrangement to effect the recommended acquisition of the Company by Castle Bidco.

In order for the Scheme to become effective in accordance with its terms, the Court must now confirm the Reduction of Capital at the Reduction Court Hearing, currently scheduled to take place on 8 May 2007. Following the confirmation of the Reduction of Capital by the Court, it is expected that the last day of dealings in Countrywide Shares will be 8 May 2007 and Countrywide Shares will be delisted at 8.00 a.m. on 9 May 2007. The Scheme will become effective upon the Court Orders in respect of the Scheme being delivered to the Registrar of Companies (and, in relation to the Reduction Court Order, the registration of such Order by her) which is expected to take place on 9 May 2007.

Cheques for Cash Consideration, Rightmove Share certificates in respect of Rightmove Share Consideration, cash in respect of the Rightmove Sale Election and/or Class B Shares and Class B Notes in respect of the Unlisted Securities Alternative are therefore expected to be despatched and settlement in CREST is expected to be effective by not later than 6.00 p.m. (London time) on 23 May 2007.

Unless otherwise defined herein, capitalised terms used in this announcement have the same meaning as in the Scheme Documents and Announcement.

Hawkpoint, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Countrywide and its Directors and no one else in connection with the Proposals and will not be responsible to anyone other than Countrywide and its Directors for providing the protections afforded to clients of Hawkpoint nor for providing advice in relation to the Proposals, the content of this announcement or any matter referred to herein.

327

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN OR INTO OR FROM ANY JURISDICTION (INCLUDING THE UNITED STATES) WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE LAWS OF SUCH JURISDICTION

FOR IMMEDIATE RELEASE **2 May 2007**

RECOMMENDED CASH AND SECURITIES OFFER FOR COUNTRYWIDE PLC

Further to the announcement made yesterday of a revised offer for the Company by Castle Bidco, the Company announces that it has scheduled a hearing by the Court of the petition to sanction the Scheme of Arrangement to take place at 2.00 p.m. on 3 May 2007. The Company will also be seeking the Court's approval (with Castle Bidco's consent) to modify the Scheme in accordance with the Revised Offer.

In order to become effective in accordance with its terms, the Court must sanction the Scheme at tomorrow's Scheme Court Hearing and subsequently confirm the associated Reduction of Capital at the Reduction Court Hearing. A further announcement will be made following tomorrow's Scheme Court Hearing, including an update on the timing of the Reduction Court Hearing and the Effective Date.

Unless otherwise defined herein, capitalised terms used in this announcement have the same meaning as in the Scheme Documents and Announcement.

Hawkpoint, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Countrywide and its Directors and no one else in connection with the Proposals and will not be responsible to anyone other than Countrywide and its Directors for providing the protections afforded to clients of Hawkpoint nor for providing advice in relation to the Proposals, the content of this announcement or any matter referred to herein.

Regulatory Announcement

Go to market news section

Company	Apollo Management L.P.
TIDM	
Headline	Offer for Countrywide plc
Released	10:09 01-May-07
Number	8510V

Not for release, publication or distribution, in whole or in part, in or into or from any jurisdiction (including the United States) where to do so would constitute a violation of the laws of such jurisdiction

1 May 2007

CASTLE HOLDCO 4, LTD. ("Castle BidCo")
RECOMMENDED REVISED OFFER FOR THE ACQUISITION OF COUNTRYWIDE PLC

Summary

- The boards of Castle BidCo and Countrywide are pleased to announce that they have agreed the terms of a revised recommended offer by Castle BidCo for the entire issued and to be issued share capital of Countrywide.
- Under the revised offer Countrywide Shareholders will receive 530 pence in cash and 0.16487 Rightmove Shares per Countrywide Share. The Rightmove Sale Election (including its availability) and the Unlisted Securities Alternative (including its availability and the securities law restrictions to which it is subject) are on the same terms as are set out in the Scheme Documents and Announcement (as defined below), except that the Unlisted Securities Alternative will be available in respect of elections relating to up to £152.49 million of the Cash Consideration, which would represent approximately (but not more than) 49.9 per cent. of the issued share capital of Castle Topco immediately following the Scheme becoming effective. At the closing time for such elections, being 1.00 p.m. on 30 April 2007, elections for the Unlisted Securities Alternative had been received in respect of approximately 96.9 million Countrywide Shares, representing elections in respect of approximately £513.6 million of the Cash Consideration payable under the Offer.
- In addition, following the Scheme becoming effective and subject to the prior approval by holders of the Unlisted Securities of amendments to the articles of Castle Topco and the Shareholder Notes as described below, eligible holders of the Unlisted Securities will be entitled to acquire Class A Shares representing in the aggregate 5.1 per cent. of the issued equity share capital of Castle Topco and Class A Notes representing in the aggregate 5.1 per cent. of the Shareholder Notes on the terms set out in paragraph 3 below. Such Class A Shares and Class A Notes will be converted to Class B Shares and Class B Notes, respectively, so that eligible holders of Unlisted Securities who elect to take up the Additional Unlisted Securities Entitlement will receive Class B Shares and Class B Notes only and will not receive any Class A Shares or Class A Notes. If the Additional Unlisted Securities Entitlement is taken up in full and assuming no further issues of shares are made by Castle Topco before completion of the offer, the Unlisted Securities will represent 55 per cent. of the issued share capital of Castle Topco.
- Details of the original offer by Castle BidCo for Countrywide, also recommended by the Directors of Countrywide, were set out in the scheme circular posted to Countrywide Shareholders on 20 March 2007 (the "Scheme Document") (as supplemented and amended by the scheme circular posted to Countrywide Shareholders on 31 March 2007 and the announcement of a revised offer dated 12 April 2007 and posted to Countrywide Shareholders on 14 April 2007, together referred to in this announcement as the "Scheme Documents and Announcement") (the "Original Offer"). The Original Offer, as amended by the terms of this announcement, is hereinafter referred to as the "Revised Offer".
- The Board of Countrywide received a non-binding proposal from a third party in relation to a possible competing offer for the whole of the issued and to be issued share capital of Countrywide. As with the

basic terms of the Original Offer, the competing proposal was structured as an offer of cash plus Rightmove Shares, except that the cash element was higher than that available under the Original Offer. In addition, under the competing proposal the terms relating to the Unlisted Securities Alternative were not the same as those under the Original Offer or under the Revised Offer. As required under the Inducement Fee Agreement, the Company notified Apollo and Castle Bidco of this proposal and, as a result, Castle Bidco has agreed to make the Revised Offer.

- The Board of Countrywide has received confirmation from the Polygon Global Opportunities Master Fund ("Polygon"), which owns shares and contracts for differences in respect of 29.9 per cent. of the issued share capital of Countrywide, that it supports the Revised Offer and would not support the competing proposal received from the third party.

- The Countrywide Directors, who have been so advised by Hawkpoint, consider the terms of the Revised Offer to be fair and reasonable. Accordingly, the Countrywide Directors recommend the Revised Offer. In providing its advice, Hawkpoint has taken into account the Countrywide Directors' commercial assessments. Neither the Rightmove Sale Election nor the Unlisted Securities Alternative is the subject of a recommendation by the Countrywide Directors.

- In light of the Revised Offer it will be necessary to adjourn the Scheme Court Hearing (at which the Court's sanction of the Scheme will be sought) and the Reduction Court Hearing (at which the Court's confirmation of the associated Reduction of Capital will be sought) for a short period of time. Once the date and time of the adjourned Court hearings are fixed, a further announcement will be made which will also set out the expected revised Effective Date of the Scheme.

1. Terms of the Revised Offer

- Under the basic terms of the Revised Offer, Scheme Shareholders will still receive 530 pence in cash and 0.16487 Rightmove Shares per Scheme Share, valuing each Countrywide Share at 614 pence (based on the Closing Price of a Rightmove Share of 510 pence on 30 April 2007 (the "Reference Date"), the last practicable date prior to the date of this announcement).

- The Revised Offer values the existing issued ordinary share capital of Countrywide at approximately £1,050 million (based on the Closing Price of a Rightmove Share of 510 pence on the Reference Date) and represents a premium of approximately 14.8 per cent. to the Closing Price of 535 pence per Countrywide Share on 2 February 2007, the last Business Day prior to the announcement of a possible offer for Countrywide (the Closing Price of a Rightmove Shares was 468 pence on this date).

- Under the Revised Offer, the Rightmove Sale Election (including its availability) is on the same terms as are set out in the Scheme Documents and Announcement.

2. Unlisted Securities Alternative

- Under the Revised Offer, the Unlisted Securities Alternative (including its availability and the securities law restrictions to which it is subject) is on the same terms as are set out in the Scheme Documents and Announcement.

- The Unlisted Securities Alternative will also now be available in respect of elections relating to up to £152.49 million of the Cash Consideration, compared to £137.52 million of Cash Consideration under the terms of the Original Offer.

- Under the Unlisted Securities Alternative, a maximum of 15.249 million Class B Shares and 137.241 million Class B Notes may be issued to Scheme Shareholders. If the Unlisted Securities Alternative is fully subscribed, Class B Shares held by Scheme Shareholders who elect for the Unlisted Securities Alternative will represent approximately (but not more than) 49.9 per cent. of the issued share capital of Castle Topco, and Class A Notes and Class B Notes in an aggregate amount of approximately £275 million would be in issue, of which approximately £138 million would be Class A Notes held by or on behalf of the Apollo Funds and approximately £137 million Class B Notes would be held by former Countrywide Shareholders.

- With regard to the Unlisted Securities Alternative and as required for the purposes of Rule 24.10 of the City Code, Credit Suisse has provided to the directors of Castle BidCo an estimate of the value of the combination of the Class B Shares and Class B Notes under the Revised Offer (the "Estimated Value"). These letters (the "Valuation Letters") are set out in the Scheme Documents and Announcement.

3. The Additional Unlisted Securities Entitlement

- In addition to the increase in availability of the Unlisted Securities, as soon as reasonably practicable following the Scheme becoming effective, the Apollo Funds will procure that eligible persons holding Unlisted Securities immediately following the Scheme becoming effective will be given the right to acquire, *pro rata* to their holdings of Unlisted Securities, Class A Shares representing in the aggregate 5.1 per cent. of the issued equity capital of Castle Topco and Class A Notes representing in the aggregate 5.1 per cent. of the Shareholder Notes in issue, in each case immediately following the Scheme becoming effective (such Class A Shares and Class A Notes together, the "Class A Securities") (the "Additional Unlisted Securities Entitlement"). The Class A Shares being transferred will be converted into Class B Shares and the Class A Notes being transferred will be converted into or be exchanged for Class B Notes as described below.

- It is intended that the Additional Unlisted Securities Entitlement will be granted by way of modification to the Scheme, failing which it shall be implemented by way of an offer. If the Additional Unlisted Securities Entitlement is made available by way of offer and none of the exemptions under the United Kingdom Prospectus Rules from the requirement to publish a prospectus in relation to any such offer applies, Castle Topco will procure the production of a prospectus in connection with the Additional Unlisted Securities Entitlement as soon as reasonably practicable following the Scheme becoming effective.

- The Additional Unlisted Securities Entitlement will be made available in a manner exempt from registration under the US Securities Act. The Additional Unlisted Securities Entitlement shall be made available by the Apollo Funds giving notice to each relevant holder of Unlisted Securities who has confirmed that it is eligible to participate in an offshore transaction under Regulation S under the US Securities Act or otherwise that it is eligible to participate in a private placement exempt from registration under the US Securities Act.

- Each eligible holder of Unlisted Securities will be invited to state in writing within a period of not less than 14 days from receipt of that notice whether it is willing to make an acquisition pursuant to the Additional Unlisted Securities Entitlement and, if so, what number of Class A Securities it is willing to elect to acquire, including whether, if it accepts its *pro rata* entitlement in full, it is willing to elect to acquire any Class A Securities in addition to its *pro rata* entitlement which are not acquired by other eligible holders of the Unlisted Securities and what, if any, maximum number of Class A Securities above its *pro rata* entitlement it would be willing to acquire.

- The price of acquisitions pursuant to the Additional Unlisted Securities Entitlement will be 530 pence for 0.530 Class B Shares and 4.770 Class B Notes. The notice may require shareholders to pay the purchase monies in cash to a designated account before the expiry of the election period or as a condition to the transfer of the securities. Entitlements to acquire securities pursuant to the Additional Unlisted Securities Entitlement will be rounded down to the nearest whole number of securities and fractional entitlements will be disregarded.

- The transfer of any securities pursuant to the Additional Unlisted Securities Entitlement shall be conditional on:

  (A) each relevant class of Castle Topco shareholder passing a resolution to amend the articles of association of Castle Topco. The amendment would: (i) reduce the threshold at which voting rights attach to Class B Shares so that the requirement that the holdings of the Apollo Funds and their affiliates, investors, partners and co-investors (together the "Apollo Entities") fall to less than 50.1 per cent. of the equity share capital in issue would be replaced by a requirement that the holdings of the Apollo Entities fall to less than 45 per cent. of the issued equity share capital on a fully diluted basis (so that the Class B Shares would, in the absence of any further issue of shares, or grant of options or other rights over shares, in Castle Topco, remain non-voting shares notwithstanding the availability of the Additional Unlisted Securities Entitlement); (ii) provide that any Class A Shares which are to be transferred pursuant to the Additional Unlisted Securities Entitlement will be converted to Class B Shares in connection with the transaction; and (iii) disapply, in relation to the transfer of any Class A Shares pursuant to the Additional Unlisted Securities Entitlement (but not in relation to any subsequent transfer), the provisions of the articles which relate to tag-along rights;

  (B) each relevant class of holder of Shareholder Notes passing a resolution to amend the terms of the Shareholder Notes. The amendment would (i) provide that any Class A Notes which are

to be transferred pursuant to the Additional Unlisted Securities Entitlement will be converted into or exchanged for Class B Notes in connection with the transaction; and (ii) disapply, in relation to the transfer of any Class A Notes pursuant to the Class Additional Unlisted Securities Entitlement (but not in relation to any subsequent transfer), the provisions of the terms of the Shareholder Notes which relate to tag-along rights; and

(C) a prospectus, if so required by the United Kingdom Prospectus Rules, being produced and any other ancillary or administrative requirement being fulfilled.

- Castle Topco will procure that the meetings required to pass resolutions to amend the articles of Castle Topco and the terms of the Shareholder Notes will be convened as soon as reasonably practicable following the Scheme becoming effective. Apollo will procure that the Apollo Funds will vote in favour of the amendments referred to above at such meetings and, subject to the other matters set out in this announcement in relation to the laws and regulations of jurisdictions other than the United Kingdom and the US, will take all other reasonable steps to cause the Additional Unlisted Securities Entitlement to be made available in accordance with the terms of this announcement. If participating holders of Unlisted Securities require any regulatory or other similar clearance in order to participate fully in the Additional Unlisted Securities Entitlement, its implementation may be subject to such further reasonable delay as Castle Topco may deem fit in order to allow such shareholders to participate in the Additional Unlisted Securities Entitlement.

- If the Unlisted Securities Alternative and the Additional Unlisted Securities Entitlement are fully subscribed, the Apollo Funds will hold 45 per cent. of the issued equity share capital of Castle Topco and former Countrywide Shareholders will hold 55 per cent. of the issued equity share capital of Castle Topco.

- No clearances have been or will be obtained and no steps have been or will be taken to enable the securities which are the subject of the Additional Unlisted Securities Entitlement to be offered in compliance with the securities laws of any jurisdiction outside the United Kingdom. Save as provided above, no prospectus will be produced in relation to the Additional Unlisted Securities Entitlement and the securities which are the subject of the Additional Unlisted Securities Entitlement may not be offered, sold, resold or delivered into any jurisdiction if to do so would constitute a violation of the laws of such jurisdiction.

4. Background to the Revised Offer

- The Board of Countrywide received a non-binding proposal from a third party in relation to a possible competing offer for the whole of the issued and to be issued share capital of Countrywide. As with the basic terms of the Original Offer, the competing proposal was structured as an offer of cash plus Rightmove Shares, except that the cash element was higher than that available under the Original Offer. In addition, under the competing proposal the terms relating to the Unlisted Securities Alternative were not the same as those under the Original Offer or under the Revised Offer. As required under the Inducement Fee Agreement, the Company notified Apollo and Castle Bidco of this proposal. As a result, Castle Bidco agreed to make the Revised Offer on condition that it was announced before the time originally scheduled for the court hearing to sanction the Scheme.

- The Board of Countrywide has received confirmation from Polygon, which owns shares and contracts for differences in respect of 29.9 per cent. of the issued share capital of Countrywide, that it supports the Revised Offer and would not support the competing proposal received from the third party.

5. Recommendation

- The Board of Countrywide has considered a number of factors in giving its recommendation of the Revised Offer, including: the position of Polygon; the number of Shares in respect of which elections have been made for the Unlisted Securities Alternative; the fact that the Revised Offer would not have been available for Shareholders unless it was announced before the time originally scheduled for the court hearing to sanction the Scheme; and the fact that the Countrywide Directors consider that any further uncertainty may have a detrimental effect on the business.

- The Countrywide Directors, who have been so advised by Hawkpoint, consider the terms of the Revised Offer to be fair and reasonable. Accordingly, the Countrywide Directors recommend the Revised Offer. In providing its advice, Hawkpoint has taken into account the Countrywide Directors' commercial assessments. Neither the Rightmove Sale Election, the Unlisted Securities Alternative nor the Additional

Unlisted Securities Entitlement is the subject of a recommendation by the Countrywide Directors.

6. Irrevocables; Letters of support

- The irrevocable undertakings given by the Countrywide Directors in respect of the Offer, as described in the Scheme Document, remain in effect in respect of the Revised Offer.
- Save as disclosed in the Scheme Documents and Announcement, Castle BidCo has not sought or obtained any letters of support from other Countrywide Shareholders in relation to the Revised Offer.

7. Financing the Offer

The financing arrangements continue to be as described in the Scheme Documents and Announcement.

8. Transaction Agreement and Inducement Fee

- The Transaction Agreement as described in the Scheme Document remains in effect and has not been amended.
- The Inducement Fee Agreement as described in the Scheme Document remains in effect and has not been amended.

9. Disclosure of interests

- Except as previously disclosed in the Scheme Documents and Announcement, neither Castle BidCo (nor any of its directors) nor, so far as Castle BidCo is aware, any person acting in concert with Castle BidCo, owns or controls any Countrywide Shares or Rightmove Shares or any securities convertible or exchangeable into Countrywide Shares or Rightmove Shares or any rights to subscribe for or purchase the same, or holds any options (including traded options) in respect of, or has any option to acquire, any Countrywide Shares or has entered into any derivatives referenced to Countrywide Shares or Rightmove Shares ("Relevant Securities") which remain outstanding, nor does any such person hold any short positions in relation to Relevant Securities (whether conditional or absolute and whether in the money or otherwise) including any short position under a derivative, any agreement to sell or any delivery obligation or right to require another person to purchase or take delivery, nor does any such person have any arrangement in relation to Relevant Securities. For these purposes, "arrangement" includes any indemnity or option arrangement, any agreement or understanding, formal or informal, of whatever nature, relating to Relevant Securities which may be an inducement to deal or refrain from dealing in such securities.
- In the interests of secrecy prior to this announcement, Castle BidCo has not made any enquiries of certain parties which may be deemed by the Panel to be acting in concert with it for the purposes of the Revised Offer (including Credit Suisse, Goldman Sachs International and Deutsche Bank AG). Enquiries of such parties will be made as soon as practicable following the date of this announcement and any material disclosure in respect of such parties which has not previously been disclosed in the Scheme Documents or the Announcement will be made in accordance with the requirements of the Code.

10. General

- Other than as described in this announcement, the terms of the Proposals remain subject to the Conditions and will otherwise be on the terms set out in the Scheme Documents and Announcement.
- The terms of the Revised Offer do not change Castle BidCo's intentions as regards the business of Countrywide (including the location of its operations), the directors, management and employees of Countrywide, the compliance of Countrywide with its pensions obligations and the proposals relating to the Countrywide Share Schemes, each as described more fully in the Scheme Documents and Announcement.
- Unless otherwise defined herein, capitalised terms used in this announcement have the same meaning as in the Scheme Documents and Announcement.

11. Forms of Election

- Any election for the Rightmove Sale Election and/or the Unlisted Securities Alternative received by not later than 1.00 p.m. on 30 April 2007 in accordance with the instructions set out in the Form of Election and the Scheme Documents and Announcement will remain valid.

Enquiries:

Credit Suisse (lead financial adviser and corporate broker to Apollo)	Telephone: +44 (0) 20 7888 8888
Zachary Brech	
Gleeson Van Riet	
John Hannaford (Corporate Broking)	
Deutsche Bank AG (joint financial adviser to Apollo)	Telephone: +44 (0) 20 7545 8000
Sekhar Bahadur	
Nigel Meek	
Omar Faruqui	
Goldman Sachs International (joint financial adviser to Apollo)	Telephone: +44 (0) 20 7774 1000
Simon Dingemans	
Lorenzo Grabau	
Jonathan Sorrell	
Countrywide	Telephone: +44 (0) 1376 533 700
Christopher Sporborg	
Grenville Turner	
Harry Hill	
Hawkpoint (financial adviser to Countrywide)	Telephone: +44 (0) 20 7665 4500
David Reid Scott	
David Renton	
Jonathan Coddington	
Brunswick Group (Countrywide PR enquiries)	Telephone: +44 (0) 20 7404 5959
John Sunnucks	
Kate Holgate	

Credit Suisse, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively as lead financial adviser and corporate broker to Apollo and Castle BidCo and no one else in connection with the Proposals and will not be responsible to anyone other than Apollo and Castle BidCo for providing the protections afforded to clients of Credit Suisse nor for providing advice in relation to the Proposals, the content of this announcement or any matter referred to herein.

Deutsche Bank AG is authorised under German Banking Law (competent authority: BaFin - Federal Financial Supervising Authority) and with respect to United Kingdom commodity derivatives business by the Financial Services Authority and is regulated by the Financial Services Authority for the conduct of United Kingdom business. Deutsche Bank AG is acting exclusively as joint financial adviser to Apollo and Castle BidCo and no one else in connection with the Proposals and will not be responsible to anyone other than Apollo and Castle BidCo for providing the protections afforded to clients of Deutsche Bank AG nor for providing advice in relation to the Proposals, the content of this announcement or any matter referred to herein.

Goldman Sachs International, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively as joint financial adviser to Apollo and Castle BidCo and no one else in connection with the Proposals and will not be responsible to anyone other than Apollo and Castle BidCo for providing the protections afforded to clients of Goldman Sachs International nor for providing advice in relation to the Proposals, the content of this announcement or any matter referred to herein.

Hawkpoint, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Countrywide and its Directors and no one else in connection with the Proposals and will not be responsible to anyone other than Countrywide and its Directors for providing the protections afforded to clients of Hawkpoint nor for providing advice in relation to the Proposals, the content of this announcement or any matter referred to herein.

The availability of the Revised Offer, the Unlisted Securities Alternative, the Rightmove Sale Election and the Additional Unlisted Securities Entitlement and the release, publication or distribution of this announcement to persons who are not resident in the United Kingdom may be affected by the laws of the relevant jurisdictions in which they are located. Persons who are not resident in the United Kingdom should inform themselves of, and observe, any applicable requirements. Any failure to comply with such applicable requirements may constitute a violation of the securities laws of any such jurisdictions. This announcement has been prepared for the purpose of complying with English law and the City Code and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws of jurisdictions outside England.

The Rightmove Shares have not been and will not be registered under the US Securities Act or under the securities laws of any state in the United States. Accordingly, US Persons will not be eligible to receive the Rightmove Share Consideration and will be deemed to have made an election for the Rightmove Sale Election in respect of all Rightmove Shares to which they are entitled under the Scheme.

The Unlisted Securities have not been and will not be registered under the US Securities Act or under the securities laws of any state in the United States. Accordingly, notwithstanding the Unlisted Securities Alternative, all Scheme Shareholders shall receive cash, and there shall be no issuance of Unlisted Securities to Scheme Shareholders, unless Castle Topco considers that they may be so issued pursuant to an exemption from the registration requirements of the US Securities Act provided by Section 3(a)(10) of that Act. Any such issue, and the availability of the Unlisted Securities Alternative, will be subject to the additional restrictions noted in the Scheme Document.

No steps have been taken, nor will any be taken, to enable the Unlisted Securities to be offered in compliance with the applicable securities laws of Canada or Japan and no prospectus in relation to the Unlisted Securities has been, or will be, lodged with or registered by the Australian Securities and Investments Commission. Accordingly, the Unlisted Securities may not be offered, sold, resold, taken up, delivered or transferred, directly or indirectly, in or into Canada, Japan or Australia (except in transactions exempt from or not subject to the registration requirements of the relevant securities laws of Canada, Japan or Australia).

In relation to the Additional Unlisted Securities Entitlement, this announcement is an advertisement and not a prospectus and if, pursuant to the United Kingdom Prospectus Rules, a prospectus is required to be published in relation to the Additional Unlisted Securities Entitlement, investors should not make any election in respect of the Additional Unlisted Securities Entitlement except on the basis of information in such prospectus. If a prospectus is required to be published, it will be made available at the offices of Apollo Management L.P. at 25 St George Street, London W1S 1FS.

The securities that may be offered pursuant to the Additional Unlisted Securities Entitlement will not be registered under the US Securities Act or under the securities laws of any state in the United States. The relevant clearances have not been obtained, nor will they be, and no steps have been taken, nor will they be, to enable the securities which are the subject of the Additional Unlisted Securities Entitlement to be offered in compliance with the applicable securities laws of Canada, Australia or Japan (or any province or territory thereof, if applicable) or any other jurisdiction (including the production of any prospectus required under the laws of any such jurisdiction). Accordingly, unless otherwise determined by the Apollo Funds and the relevant clearances are obtained or steps taken, the securities which are the subject of the Additional Unlisted Securities Entitlement may not be offered, sold, resold or delivered, directly or indirectly, in or into or from the United States (or to US Persons), Canada, Australia or Japan (or any residents thereof) or any other jurisdiction (or to residents in that jurisdiction) if to do so would constitute a violation of the relevant laws of such jurisdiction. Neither the US Securities Exchange Commission nor any US State securities commission has approved or disapproved the securities which are the subject of the Additional Unlisted Securities Entitlement or determined if this announcement is accurate or complete. Any representation to the contrary is a criminal offence.

In accordance with normal United Kingdom market practice and subject to applicable regulatory requirements, Castle BidCo or its nominees or its brokers (acting as agents) may from time to time make certain purchases of, or arrangements to purchase, Countrywide Shares outside the United States, other than pursuant to the Revised Offer. These purchases may occur either in the open market at prevailing prices or in private transactions at negotiated prices. Any information about such purchases will be disclosed as required in the United Kingdom and under applicable regulatory requirements (including applicable US securities laws).

Appendix I sets out the bases and sources of information from which the financial calculations used in this announcement have been derived.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This announcement contains certain forward-looking statements with respect to the financial condition, results of operations and business of Countrywide and certain plans and objectives of the boards of Countrywide and Castle BidCo with respect thereto. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as "anticipate", "target", "expect", "estimate", "intend", "plan", "goal", "believe", "will", "may", "should", "would", "could" or other words of similar meaning. These statements are based on assumptions and assessments made by the boards of Countrywide and Castle BidCo in light of their experience and their perception of

historical trends, current conditions, expected future developments and other factors they believe appropriate. By their nature, forward-looking statements involve risk and uncertainty, because they relate to events and depend on circumstances that will occur in the future and the factors described in the context of such forward-looking statements in this announcement could cause actual results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although Countrywide and Castle BidCo believe that the expectations reflected in such forward-looking statements are reasonable, Countrywide and Castle BidCo can give no assurance that such expectations will prove to have been correct and Countrywide and Castle BidCo therefore caution you not to place undue reliance on these forward-looking statements which speak only as at the date of this announcement.

DEALING DISCLOSURE REQUIREMENTS

Under the provisions of Rule 8.3 of the City Code, if any person is, or becomes, "interested" (directly or indirectly) in one per cent. or more of any class of "relevant securities" of Countrywide all "dealings" in any "relevant securities" of Countrywide (including by means of an option in respect of, or a derivative referenced to, any such "relevant securities") must be publicly disclosed by no later than 3.30 p.m. (London time) on the business day following the date of the relevant transaction. This requirement will continue until the Proposals lapse, are withdrawn, or upon the "offer period" otherwise ending. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an "interest" in "relevant securities" of Countrywide, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the City Code, all "dealings" in "relevant securities" of Countrywide, by Castle BidCo or Countrywide, or any of their respective "associates", must also be disclosed by no later than 12.00 noon (London time) on the business day following the date of the relevant transaction.

In addition, as a consequence of the Rightmove Shares being included in the Offer, the Panel has imposed a further requirement that all dealings in securities of Rightmove by Castle BidCo or Countrywide, or any of their respective "associates", must also be disclosed by no later than 12.00 noon (London time) on the business day following the date of the relevant transaction on the same basis as if Rightmove securities were "relevant securities" for the purpose of Rule 8.1 of the City Code.

A disclosure table, giving details of the companies whose "relevant securities" and "dealings" should be disclosed, and the number of securities in issue, can be found on the Panel's website at www.thetakeoverpanel.org.uk.

"Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of or derivative referenced to, securities.

Terms in quotation marks are defined in the City Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a dealing under Rule 8, you should consult the Panel.

If you are in any doubt as to the application of Rule 8 to you, please contact an independent financial adviser authorised under the Financial Services and Markets Act 2000, consult the Panel's website at www.thetakeoverpanel.org.uk or contact the Panel on telephone number +44 (0) 20 7638 0129; fax number +44 (0) 20 7236 7013.

The Offer will be subject to the requirements of the City Code and will be on the terms and subject to the Conditions. The Scheme Documents and Announcement includes full details of the Scheme.

As at 7.00 a.m. (London time) on the Reference Date, Countrywide had 170,951,134 ordinary shares of 5 pence in issue (ISIN number GB00B00FQ060).

Appendix I

BASES AND SOURCES OF INFORMATION

Save as otherwise stated, the following constitute the bases and sources of certain information referred to in this announcement:

1. the value of the entire issued ordinary share capital of Countrywide is based on 170,951,134 Countrywide Shares in issue at the date of this announcement; and

2. unless otherwise stated, all prices quoted for shares are Closing Prices.

END

Close

Countrywide plc

Countrywide House
3 Perry Way
Witham
Essex CM8 3SX

Tel: 01376 533700
Fax: 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No: 01376 500231

30 April 2007

Transparency Obligations Directive
(Disclosure and Transparency Rules) Instrument 2006

We have today received the following notice dated 27 April 2007 from an official of the Goldman Sachs Group, Inc.

In compliance with the Disclosure and Transparency Rules, they confirm that as at 25 April 2007, the Goldman Sachs Group, Inc., of 85 Broad Street, New York NY10004, USA, have a notifiable interest in and are the indirect holders of 9,331,123 ordinary shares of Countrywide plc. Such shares are registered in the names of

- Goldman Sachs & Co.,
- Goldman Sachs Asset Management International; and
- Goldman Sachs Asset Management L.P.

This equates to 5.46% of the issued share capital of 170,951,134 shares.

Of these 9,331,123 shares:

The interest in 8,849,102 shares arose from an interest held by Goldman Sachs & Co., a wholly-owned direct subsidiary of GS Inc, acting as custodian for its customers. These shares are, or will be, registered in the name of Goldman Sachs Securities (Nominees), Limited.

The interest in 482,021 shares arose from the interest held by Goldman Sachs Asset Management, a wholly owned subsidiary of GS Inc acting as discretionary manager. We believe that some of these shares are, or will be, registered in the name of GSSN.

They previously had no notifiable interest, as announced on 22 December 2006. They now hold 9,331,123 shares.

Director/Secretary
Countrywide plc

c.c. H D Hill
M C Nower
G Turner
J Pleumeekers)
J Coddington) Hawkpoint
M Luen)
M Franklin)

CS1.4.1219-5101GoldmanSachssl(ps)le300407

334

Countrywide plc

Countrywide House
3 Perry Way
Witham
Essex CM8 3SX

Tel: 01376 533700
Fax: 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No 01376 500231

30 April 2007

Transparency Obligations Directive
(Disclosure and Transparency Rules) Instrument 2006

We have today received a notice dated 26 April 2007 from an official of ING Bank N.V.

In compliance with the Disclosure and Transparency Rule 5, they confirm that as at 25 April 2007, ING Bank N.V. of London Branch, 60 London Wall, London EC2M 5TQ no longer have a notifiable interest in Countrywide plc shares.

They previously held 8,896,640 shares, as announced on 25 April 2007.

~~Director~~/Secretary
Countrywide plc

c.c. H D Hill
M C Nower
G Turner
J Pleumeekers)
J Coddington) Hawkpoint
M Luen)
M Franklin)

CS1.4.220-5101INGBanksl(ps)le300407

Countrywide plc

Countrywide House
3 Perry Way
Witham
Essex CM8 3SX

Tel: 01376 533700
Fax: 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No: 01376 500231

EMBARGOED UNTIL 7.00 A.M. 30 APRIL 2007

30 April 2007

Countrywide plc – Voting Rights and Capital

In conformity with the Disclosure and Transparency Rules, we would like to notify the market of the following.

Countrywide plc's capital consists of 179,267,071 ordinary 5p shares with voting rights, of which 8,315,937 ordinary 5p shares held in Treasury.

Therefore, the total number of voting rights in Countrywide plc is 170,951,134.

Director/Company Secretary
Countrywide plc

c.c. H.D. Hill
M.C. Nower
G. Turner
J. Pleumeekers)
J. Coddington) Hawkpoint
M. Luen)
M. Franklin)

332

PRESS ANNOUNCEMENT

FOR IMMEDIATE RELEASE

30 April 2007

COUNTRYWIDE PLC ("COUNTRYWIDE")

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, Countrywide confirms that it now has 170,951,134 ordinary shares of 5 pence each in issue and admitted to trading on the London Stock Exchange under the UK ISIN code GB00B00FQ060.

A further announcement will be made if appropriate.

231

Countrywide plc

Countrywide House
3 Perry Way
Witham
Essex CM8 3SX
Tel: 01376 533700
Fax 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No: 01376 500231

EMBARGOED UNTIL 7.00 A.M. 30 APRIL 2007

30 April 2007

Notification of Transfer of Treasury Shares

Pursuant to sections 169A of the Companies Act 1985 and Listing rule 12.6.3, we write to advise you of the following transfer of shares from the Company Treasury CREST Account to satisfy share options exercised by an ex-employee, who was also an option holder of the Company, under the Savings Related Share Option Scheme.

No. of shares held in Treasury	Date of Transfer	No. of Shares Transferred from Treasury	No. of Options Exercised	Option Price per Share	Date Options Granted	Scheme
8,316,205	30.04.07	268	268	140.8p	11.10.02	Savings Related Share Option Scheme (1996)

Following the above transfer, Countrywide plc now holds 8,315,937 treasury shares in total.

The issued share capital of the Company (excluding shares held in treasury) now stands at 170,951,134.

Director/Company Secretary
Countrywide plc

c.c. H.D. Hill
M.C. Nower
G. Turner
J. Pleumeekers)
J. Coddington) Hawkpoint
M. Luen)
M. Franklin)

CS1.4.216-5101TreasurySharessl(pw)300407

33°

Countrywide plc

Countrywide House
3 Perry Way
Witham
Essex CM8 3SX

Tel: 01376 533700
Fax: 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No: 01376 500231

27 April 2007

Transparency Obligations Directive
(Disclosure and Transparency Rules) Instrument 2006

We have today received the following notice dated 27 April 2007 from an official of Citigroup Global Market UK Equity Limited.

In compliance with the Disclosure and Transparency Rules, they confirm that as at 26 April 2007, Citigroup Global Market UK Equity Limited of Citigroup Centre, Canada Square, Canary Wharf, London E14 5LB have a notifiable interest in and are the direct holders of 8,813,472 ordinary shares of Countrywide plc. This equates to 5.16% of the issued share capital of 170,950,866 shares.

They have increased their holding from 6,923,653shares, as announced on 27 March 2007 to 8,813,472 shares.

Director/Secretary
Countrywide plc

c.c. H.D. Hill
M.C. Nower
G. Turner
J. Pleumeekers)
J. Coddington) Hawkpoint
M. Luen)
M. Franklin)

329

Countrywide plc

Countrywide House
3 Perry Way
Witham
Essex CM8 3SX

Tel: 01376 533700
Fax: 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No: 01376 500231

27 April 2007

Transparency Obligations Directive
(Disclosure and Transparency Rules) Instrument 2006

We have today received two notices both dated 26 April 2007 from an official of UBS AG.

In compliance with the Disclosure and Transparency Rules, they confirm the following:

a) on 24 April 2007 UBS Investment Bank and UBS AG London Branch have a notifiable interest and are the direct holders of 34,431,598 shares in the ordinary 5p shares of Countrywide plc. This equates to 20.14% of the issued share capital of 170,950,866 shares;

b) on 25 April 2007 UBS Investment Bank and UBS AG London Branch have a notifiable interest and are the direct holders of 38,076,359 shares in the ordinary 5p shares of Countrywide plc. This equates to 22.27% of the issued share capital of 170,950,866 shares.

They have increased their holding from 26,922,087 shares, as announced on 25 April 2007, to 38,076,359 shares.

Director/Secretary
Countrywide plc

Cc: H.D. Hill
M.C. Nower
G. Turner
G. White, CPS
J. Pleumeekers)
J. Coddington) Hawkpoint
M. Luen)
M. Franklin)

CS1.4.214-5101UBSsl(pw)le270407

Regulatory Announcement

Go to market news section

Company	Countrywide Plc
TIDM	CWD
Headline	Holding(s) in Company
Released	07:00 27-Apr-07
Number	PRNUK-2604

27 April 2007

Transparency Obligations Directive

(Disclosure and Transparency Rules) Instrument 2006

We have today received the following notice dated 26 April 2007 from an official of OZ Management LLC.

In compliance with the Disclosure and Transparency Rules, they confirm that as at 24 April 2007, OZ Management LLC of 9 West 57th Street, New York NY 10019, USA have a notifiable interest in and are the indirect holders of 8,584,139 ordinary shares of Countrywide plc. Such shares are registered in the names of Goldman Sachs Securities (Nominees) Ltd and Morstan Nominees. This equates to 5.02% of the issued share capital of 170,950,866 shares.

This is the first notification we have received.

Director/Secretary

Countrywide plc

END

Close

327

Countrywide plc

Countrywide House
3 Perry Way
Witham
Essex CM8 3SX

Tel: 01376 533700
Fax: 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No: 01376 500231

27 April 2007

Transparency Obligations Directive
(Disclosure and Transparency Rules) Instrument 2006

We have today received the following notice dated 27 April 2007 from an official of Prudential plc.

In compliance with the Disclosure and Transparency Rules, they confirm that as at 25 April 2007, Prudential plc and its subsidiary company, The Prudential Assurance Company Limited, of Lawrence Poutney Hill, London EC4R 0HH no longer have a notifiable interest in Countrywide plc.

They previously held 5,432,610 shares, as reported on 9 March 2007.

Director/Secretary
Countrywide plc

c.c. H.D. Hill
M.C. Nower
G. Turner
J. Pleumeekers)
J. Coddington) Hawkpoint
M. Luen
M. Franklin

CS1.4.215-5101Prudentialsl(pw)lc270407

326

Countrywide plc

Countrywide House
3 Perry Way
Witham
Essex CM8 3SX

Tel: 01376 533700
Fax: 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No: 01376 500231

26 April 2007

Amended Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons

The Board of Countrywide plc refers to the Notification of Transactions dated 23 April 2007 in respect of the sale of shares by G R Fitzjohn, member of the Executive Committee.

The notification contained a clerical error in which the selling price per share should be 623p per share, rather than 263p per share, as stated in box 13 of the Notification.

An amended Notification is attached herewith.

Director/Secretary
Countrywide plc

CS1.4.209-5101PDMRformFitzjohnsl(ps)230407

AMENDED

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1.	Name of the *issuer* Countrywide plc	2.	State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or (ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (iii) both (i) and (ii) N/A
3.	Name of *person discharging managerial responsibilities/director* Gerald R Fitzjohn PDMR	4.	State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person* N/A
5.	Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non beneficial interest Gerald R Fitzjohn's holding	6.	Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares* Ordinary 5p shares
7.	Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them Gerald R Fitzjohn 174,603 shares	8.	State the nature of the transaction On 23/4/07, Gerald R Fitzjohn sold 174,603 shares at 623p per share.

9.	Number of *shares*, debentures or financial instruments relating to *shares* acquired N/A	10.	Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage) N/A
11.	Number of *shares*, debentures or financial instruments relating to *shares* disposed 174,603 shares	12.	Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage) 0.102%
13.	Price per *share* or value of transaction 623p per share	14.	Date and place of transaction 23 April 2007 Essex. England
15.	Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage) Nil	16.	Date issuer informed of transaction 23 April 2007

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17.	Date of grant	18.	Period during which or date on which it can be exercised
19.	Total amount paid (if any) for grant of the Option	20.	Description of *shares* or debentures involved (*class* and number)
21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise	22.	Total number of *shares* or debentures over which options held following notification
23.	Any additional information	14	Name of contact and telephone number for Queries Shirley Law 01376 533700

Name and signature of duly authorised officer of *issuer* responsible for making notification

____
Director/Company Secretary

Date of notification _______26 April 2007_______________________

CS1.4.209-5101PDMRformFitzjohnsl(ps)230407

385

Countrywide plc

Countrywide House
3 Perry Way
Witham
Essex CM8 3SX

Tel: 01376 533700
Fax: 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No: 01376 500231

25 April 2007

Transparency Obligations Directive
(Disclosure and Transparency Rules) Instrument 2006

We have today received a notice dated 24 April 2007 from an official of UBS AG.

In compliance with the Disclosure and Transparency Rules, they confirm that on 23 April 2007 UBS Investment Bank and UBS AG London Branch have a notifiable interest and are the direct holders of 26,922,087 shares in the ordinary 5p shares of Countrywide plc. This equates to 15.75% of the issued share capital of 170,950,866 shares.

They have increased their holding from 18,908,837 shares, as reported on 20 April 2007, to 26,922,087 shares.

~~Director~~/Secretary
Countrywide plc

c.c. H D Hill
M C Nower
G Turner
G White, CPS
J Pleumeekers)
J Coddington) Hawkpoint
M Luen)
M Franklin)

CS1.4.210-5101UBSsl(ps)le250407

Countrywide plc

32

Countrywide House
3 Perry Way
Witham
Essex CM8 3SX

Tel: 01376 533700
Fax 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No: 01376 500231

25 April 2007

Transparency Obligations Directive
(Disclosure and Transparency Rules) Instrument 2006

We have today received a notice dated 24 April 2007 from an official of ING Bank N.V.

In compliance with the Disclosure and Transparency Rule 5, they confirm that as at 23 April 2007, ING Bank N.V. of London Branch, 60 London Wall, London EC2M 5TQ have a notifiable interest in and are the direct share holders of 8,896,640 ordinary shares of 5p in Countrywide plc. This equates to 5.20% of the issued share capital of 170,950,866 shares.

They have increased their holding from 7,567,373 shares, reported on 17 April 2007, to 8,896,640 shares.

~~Director~~/Secretary
Countrywide plc

c.c. H D Hill
M C Nower
G Turner
J Pleumeekers)
J Coddington) Hawkpoint
M Luen)
M Franklin)

CS1.4.211-5101INGBanksl(ps)le250407

37-7

Countrywide plc

Countrywide House
3 Perry Way
Witham
Essex CM8 3SX
Tel: 01376 533700
Fax: 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No: 01376 500231

25 April 2007

Transparency Obligations Directive
(Disclosure and Transparency Rules) Instrument 2006

We have today received the following notice dated 25 April 2007 from an official of Lehman Brothers International (Europe).

In compliance with the Disclosure and Transparency Rules, they confirm that as at 23 April 2007, Lehman Brothers International (Europe) of 25 Bank Street, London E14 5LE have a notifiable interest in and are the direct holders of 17,674,135 ordinary shares of Countrywide plc. This equates to 10.34% of the issued share capital of 170,950,866 shares.

They have increased their holding from 10,863,779 shares, reported on 7 March 2007, to 17,674,135 shares.

~~Director~~/Secretary
Countrywide plc

c.c. H D Hill
M C Nower
G Turner
G White, CPS
J Pleumeekers)
J Coddington) Hawkpoint
M Luen)
M Franklin)

CS1.4.212-5101LehmanBrossl(ps)le250407

320

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1.	Name of the *issuer* Countrywide plc	2.	State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or (ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (iii) both (i) and (ii) N/A
3.	Name of *person discharging managerial responsibilities/director* Gerald R Fitzjohn PDMR	4.	State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person* N/A
5.	Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non beneficial interest [1] Gerald R Fitzjohn's holding	6.	Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares* Ordinary 5p shares
7.	Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them Gerald R Fitzjohn 174,603 shares	8.	State the nature of the transaction On 23/4/07, Gerald R Fitzjohn sold 174,603 shares at 623p per share.

CS1.4.209-5101PDMRformFitzjohns(ps)230407

9.	Number of *shares*, debentures or financial instruments relating to *shares* acquired N/A	10.	Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage) N/A
11.	Number of *shares*, debentures or financial instruments relating to *shares* disposed 174,603 shares	12.	Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage) 0.102%
13.	Price per *share* or value of transaction 263p per share	14.	Date and place of transaction 23 April 2007 Essex. England
15.	Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage) Nil	16.	Date issuer informed of transaction 23 April 2007

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17.	Date of grant	18.	Period during which or date on which it can be exercised
19.	Total amount paid (if any) for grant of the Option	20.	Description of *shares* or debentures involved (*class* and number)
21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise	22.	Total number of *shares* or debentures over which options held following notification
23.	Any additional information	14	Name of contact and telephone number for Queries Shirley Law 01376 533700

Name and signature of duly authorised officer of *issuer* responsible for making notification

____

~~Director~~/Company Secretary

Date of notification ______23 April 2007______________________________

CS1.4.209-5101PDMRformFitzjohnsl(ps)230407

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action you should take, you are recommended to seek your own financial advice immediately from your stockbroker, bank manager, solicitor, accountant or other independent adviser authorised under the Financial Services and Markets Act 2000, if you are in the United Kingdom, or from another appropriately authorised independent financial adviser if you are in a territory outside the United Kingdom.

If you have sold or otherwise transferred all of your Countrywide Shares, please forward this document and the accompanying document at once to the purchaser or transferee. If you have sold or transferred only part of your holding of Countrywide Shares, you should retain these documents and consult the bank, stockbroker or other agent through whom the sale or transfer was effected.

Countrywide plc

Countrywide House
3 Perry Way
Witham
Essex CM8 3SX

Tel: 01376 533700
Fax: 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4

21 April 2007

Dear Shareholder,

I am writing to you to enclose the text of an announcement made pursuant to Rule 20.1 of the City Code on 20 April 2007 in connection with the Offer (the "Announcement"). You should also read carefully the additional information contained in Appendix I to this letter.

The Announcement was made as a result of Castle Bidco's provision of additional information to potential lenders in connection with the financing of the Offer.

Terms defined in the scheme circular sent by the Company to Shareholders on 20 March 2007 (the "Scheme Document") and the supplementary scheme circular sent by the Company to Shareholders on 31 March 2007 (taken together, the "Scheme Documents"), and terms defined in the Announcement, shall have the same meanings in this letter.

Yours faithfully

Christopher Sporborg
Chairman

APPENDIX I

Additional Information

1. **Responsibility statements**

(a) The Directors, whose names are set out in paragraph 2(a) below, each accept responsibility for the information contained in this letter relating to Countrywide and the Countrywide Group, the opinions of Countrywide and the Countrywide Group, the Directors, their immediate families, related trusts and persons connected with them (other than any information for which the directors of Castle Bidco and Marc Rowan and Gareth Turner are accepting responsibility pursuant to paragraph 1(b) below).

To the best of the knowledge and belief of the Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this letter for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

(b) The directors of Castle Bidco, whose names are set out in paragraph 2(b) below, and Marc Rowan and Gareth Turner, each accepts responsibility for the information relating to Castle Bidco, the Castle Holdco Group and the Apollo Funds, the opinions of Castle Bidco, the Castle Holdco Group and the Apollo Funds, the directors of Castle Bidco and members of their immediate families, related trusts and persons connected with them and the information relating to Rightmove (including, for the avoidance of doubt, the information relating to the Unlisted Securities and the Unlisted Securities Alternative) contained in this letter.

To the best of the knowledge and belief of the directors of Castle Bidco, Marc Rowan and Gareth Turner (who have taken all reasonable care to ensure that such is the case), the information contained in this document for which they are responsible is in accordance with the facts and does not omit anything likely to affect the import of such information.

2. **Directors and executive officers**

(a) The Directors are as follows:

C. H. Sporborg (Chairman)
G. Turner (Managing Director)
M. C. Nower (Finance Director)
H.D. Hill (Executive Director)
A. J. Brown (Independent Non-Executive Director)
P. W. Mason (Independent Non-Executive Director)
M. J. Gordon (Independent Non-Executive Director)

The registered office of Countrywide, whose registered no. is 4947152, and the business address of each of the Directors is Countrywide House, Perry Way, Witham, Essex CM8 3SX.

(b) The directors of Castle Bidco are as follows:

Lukas Kolff
Tobias Habbig

The registered office of Castle Bidco, whose registered number is WK-182043, is at the offices of Walkers SPV Limited, Walkers House, 87 Mary Street, George Town, Grand Cayman, KY1-9002, Cayman Islands.

3. Expected timetable of principal events

Following the successful conclusion of the Court Meeting and EGM announced on 13 April, the Company intends, with the consent of Castle Bidco, to seek the Court's permission to modify the Scheme of Arrangement in accordance with the terms of the Revised Offer, and has presented a petition to the Court asking the Court to sanction the Scheme of Arrangement (as modified) and confirm the Reduction of Capital.

In order to become effective in accordance with its terms, the Court must then sanction the Scheme at the Scheme Court Hearing and subsequently confirm the associated Reduction of Capital at the Reduction Court Hearing, currently scheduled to take place on 1 May 2007 and 3 May 2007 respectively. Following the sanction of the Scheme and confirmation of the Reduction of Capital by the Court, it is expected that the last day of dealings in Countrywide Shares will be 3 May 2007 and Countrywide Shares will be delisted at 8.00 a.m. on 4 May 2007.

The expected timetable of principal events therefore remains as set out in the Scheme Document, a summary of which (as from the date of this letter) is set out below.

EVENT	TIME AND DATE
Latest time for receipt of Form of Election for the Rightmove Sale Election and/or the Unlisted Securities Alternative and receipt of TTE messages(1)	1.00 p.m. on 30 April 2007(2)
The following dates are subject to change, please see note (3) below:	
Scheme Court Hearing (to sanction the Scheme)	1 May 2007
Reorganisation Record Time	6.00 p.m. on 2 May 2007
Reduction Court Hearing (to confirm the Reduction of Capital)	3 May 2007
Last day of dealings in Countrywide Shares	3 May 2007
Scheme Record Time	6.00 p.m. on 3 May 2007
Effective Date	**4 May 2007**

(1) CREST Shareholders who wish to elect for the Rightmove Sale Election and/or the Unlisted Securities Alternative must do so electronically. Please see Appendix V (*Notes on electing for the Rightmove Sale Election and/or the Unlisted Securities Alternative*) to the Scheme Document for further details.

(2) Please see paragraph 10 in Part 1 (*Letter from the Chairman of Countrywide plc*) of the Scheme Document.

(3) These dates and times are indicative only and will depend, inter alia, on the dates upon which the Court sanctions the Scheme and the associated Reduction of Capital and whether the Conditions are either satisfied or waived. If the expected date of the Scheme Court Hearing is changed, Countrywide will give notice of this change by issuing an announcement through a Regulatory Information Service. All Countrywide Shareholders have the right to attend the Scheme Court Hearing and the Reduction Court Hearing.

Unless otherwise stated, all references to times are to London times.

4. Disclosure of interests and dealings in shares

Save as disclosed in the Scheme Documents, the letter sent by the Company to Shareholders on 14 April 2007, this letter and/or the Announcement ("Disclosed"):

(a) no member of the Castle Holdco Group nor any of the directors of Castle Bidco, nor any member of their immediate families or related trusts or any connected persons nor any person(s) deemed to be acting in concert with Castle Bidco for the purposes of the Proposals, nor person(s) with whom Castle Bidco or any person acting in concert with Castle Bidco has an arrangement, owned or controlled or held any short positions or was interested, directly or indirectly, in any relevant securities on 19 April 2007 (the latest practicable date prior to posting of this letter) nor has any such person dealt for value in any relevant securities during the disclosure period;

(b) no member of the Castle Holdco Group nor any person(s), deemed to be acting in concert with Castle Bidco for the purposes of the Proposals has borrowed or lent any relevant securities (save for any borrowed shares which have either been on-lent or sold);

(c) neither Countrywide, nor any Directors, nor any members of their immediate families or related trusts, owned or controlled or (in the case of the Countrywide Directors, members of their immediate families and related trusts) was interested, directly or indirectly, in any relevant securities, nor has any such person dealt for value in any relevant securities during the disclosure period and Countrywide has not made any purchases for cancellation of relevant Countrywide securities during the disclosure period, save that the following dealing for value in Countrywide Shares by Harry Hill has taken place during the disclosure period:

Date	Transaction	Number of Countrywide Shares	Price (pence)
20 April 2007	Long CFD position closed	344,000	625

(d) no subsidiary of Countrywide and no bank, stockbroker, financial or other professional adviser to Countrywide or any subsidiary of Countrywide (other than an exempt market maker), nor any person controlling, controlled by, or under the same control as such bank, stockbroker, financial or other professional adviser, nor any pension fund of Countrywide or any of its subsidiaries, nor any person whose investments are managed on a discretionary basis by fund managers (other than exempt fund managers) connected with Countrywide, owned, controlled or was interested, directly or indirectly, in any relevant securities, nor has any such person dealt for value therein during the disclosure period;

(e) neither Countrywide, nor any associates of Countrywide, has any arrangement in relation to any relevant securities;

(f) neither Castle Bidco nor any person acting in concert with Castle Bidco for the purposes of the Proposals has any arrangement with any person in relation to any relevant securities;

(g) Countrywide is not beneficially interested in any Castle Bidco shares or any securities convertible into, rights to subscribe for or options (including traded options) in respect of, or derivatives referenced to any Castle Bidco shares, nor has Countrywide dealt for value therein during the disclosure period; and

(h) the Directors and members of their immediate families and related trusts are not interested in any Castle Bidco shares or any securities convertible into, rights to subscribe for or options (including traded options) in respect, of or derivatives referenced to any Castle Bidco shares, nor has any such persons dealt for value therein during the disclosure period.

Terms used in this paragraph 4 shall have the same meanings as are given to such terms in paragraph 4(a) of Appendix VI (*Additional Information*) to the Scheme Document.

5. **Other information**

(a) Save as Disclosed, no agreement, arrangement or understanding (including any compensation arrangement) exists between Castle Bidco or any party acting or presumed to be acting in concert with Castle Bidco for the purposes of the Proposals and any of the directors, recent directors, shareholders or recent shareholders of Countrywide having any connection with or dependence on the outcome of the Proposals (as revised by the terms of this document).

(b) Save as Disclosed, no proposal exists in connection with the Proposals that any payment or other benefit be made or given to any Countrywide Director as compensation for loss of office or as consideration for or in connection with his retirement from office.

(c) Save as Disclosed, no agreement, arrangement or understanding exists whereby the legal or beneficial ownership of any of the Countrywide Shares to be acquired by Castle Bidco in pursuance of the Proposals will be transferred to any other person, save that Castle Bidco reserves the right to transfer any such shares to any member of the Castle Holdco Group and the right to assign any such shares by way of security or grant any security interest over such shares in favour of any or all of the parties to any of the facilities described in Part E of Appendix II (*Further information on the Castle Holdco Group*) to the Scheme Document.

(d) Save as Disclosed, there has been no material change in the financial or trading position of Countrywide since 31 December 2006, the date to which the latest published audited accounts of Countrywide were prepared.

(e) Save as Disclosed, there has been no material change in the financial or trading position of Castle Bidco since 12 February 2007, the date of its incorporation.

(f) Save as Disclosed, between the date of the Scheme Document and 19 April 2007 (the latest practicable date prior to the posting of this letter) there have been no changes or additions to (i) the material contracts; (ii) the directors' service contracts or directors' emoluments; or (iii) the irrevocable commitments or letters of intent, in each case as described in the Scheme Document.

3 20

Not for release, publication or distribution, in whole or in part, in or into or from any jurisdiction (including the United States) where to do so would constitute a violation of the laws of such jurisdiction

20 April 2007

CASTLE HOLDCO 4, LTD. ("Castle BidCo")

RECOMMENDED OFFER FOR THE ACQUISITION OF COUNTRYWIDE PLC

Introduction

- On 13 April 2007, Countrywide Shareholders approved the proposed acquisition of Countrywide by Castle BidCo on the terms, and subject to the conditions, set out in the scheme circular sent to Countrywide Shareholders on 21 March 2007 (as supplemented and amended by the supplementary scheme circular sent by Countrywide to Countrywide Shareholders on 31 March 2007 (taken together, the "Scheme Documents")), and as amended and supplemented pursuant to an announcement released by Castle BidCo on 12 April 2007 (the "Revised Offer Announcement").

- Following the successful conclusion of the Meetings of Countrywide Shareholders on 13 April 2007, Countrywide intends, with the consent of Castle Bidco, to seek the Court's permission to modify the Scheme in accordance with the terms of the Revised Offer (as described in the Revised Offer Announcement) and has presented a petition to the Court asking the Court to sanction the Scheme of Arrangement (as modified) and confirm the Reduction of Capital.

- Certain information is set out in the Appendix to this Announcement pursuant to Rule 20.1 of the City Code, required as a result of Castle Bidco's provision of additional information to potential lenders in connection with its acquisition financing. The terms of the Proposals are un-amended by this Announcement and remain subject to the Conditions and will otherwise be implemented on the terms set out in the Scheme Documents and the Revised Offer Announcement.

1. Forms of election

- Any election made prior to the date of this Announcement in relation to the Rightmove Sale Election and/or the Unlisted Securities Alternative will remain valid unless the Countrywide Shareholder who has submitted such election completes and returns a new Form of Election in accordance with the instructions set out therein and in the Scheme Documents. Any new or modified Form of Election received after the release of this Announcement will supersede any previous Form of Election submitted by the relevant Countrywide Shareholder (and, for these purposes, any election made prior to the date of this Announcement will not be deemed to have been made irrevocably notwithstanding any term to the contrary contained in the Form of Election).

- Final elections for either the Rightmove Sale Election and/or the Unlisted Securities Alternative must be received in accordance with the instructions set out therein and in the Scheme Document by not later than 1.00 p.m. on 30 April 2007.

- Any questions relating to any election made prior to the date of this Announcement, and any request for additional Forms of Election, should be directed to Capita Registrars on 0870 161 3121 or, if telephoning from outside the United Kingdom, on +44 20 8639 2157, Monday to Friday from 9.00 a.m. to 5.00 p.m. Please note that calls to these numbers will be monitored or recorded and no advice on the merits of the Revised Offer or legal, tax or financial advice will be given.

2. General

- Unless otherwise defined, terms defined in the Scheme Documents and the Revised Offer Announcement shall have the same meanings in this Announcement.

3. Disclosure of interests

- Neither Castle BidCo (nor any of its directors) nor, so far as Castle BidCo is aware, any person acting in concert with Castle BidCo, owns or controls any Countrywide Shares or Rightmove Shares or any securities convertible or exchangeable into Countrywide Shares or Rightmove Shares or any rights to subscribe for or purchase the same, or holds any options (including traded options) in respect of, or has any option to acquire, any Countrywide Shares or has entered into any derivatives referenced to Countrywide Shares or Rightmove Shares ("Relevant Securities") which remain outstanding, nor does any such person hold any short positions in relation to Relevant Securities (whether conditional or absolute and whether in the money or otherwise) including any short position under a derivative, any agreement to sell or any delivery obligation or right to require another person to purchase or take delivery, nor does any such person have any arrangement in relation to Relevant Securities. For these purposes, "arrangement" includes any indemnity or option arrangement, any agreement or understanding, formal or informal, of whatever nature, relating to Relevant Securities which may be an inducement to deal or refrain from dealing in such securities.

Enquiries:

Credit Suisse (lead financial adviser and corporate broker to Apollo) Telephone: +44 (0) 20 7888 8888
Zachary Brech
Gleeson Van Riet
John Hannaford (Corporate Broking)

Deutsche Bank AG (joint financial adviser to Apollo) Telephone: +44 (0) 20 7545 8000
Sekhar Bahadur
Nigel Meek
Omar Faruqui

Goldman Sachs International (joint financial adviser to Apollo) Telephone: +44 (0) 20 7774 1000
Simon Dingemans
Lorenzo Grabau
Jonathan Sorrell

Hawkpoint (financial adviser to Countrywide) Telephone: +44 (0) 20 7665 4500
David Reid Scott
David Renton
Jonathan Coddington

Brunswick Group (Countrywide PR enquiries) Telephone: +44 (0) 20 7404 5959
John Sunnucks
Kate Holgate

Credit Suisse, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively as lead financial adviser and corporate broker to Apollo and Castle BidCo and no one else in connection with the Proposals and will not be responsible to anyone other than Apollo and Castle BidCo for providing the protections afforded to clients of Credit Suisse nor for providing advice in relation to the Proposals, the content of this Announcement or any matter referred to herein.

Deutsche Bank AG is authorised under German Banking Law (competent authority: BaFin - Federal Financial Supervising Authority) and with respect to UK commodity derivatives business by the Financial Services Authority; and is regulated by the Financial Services Authority for the conduct of UK business. Deutsche Bank AG is acting exclusively as joint financial adviser to Apollo and Castle BidCo and no one else in connection with the Proposals and will not be responsible to anyone other than Apollo and Castle BidCo for providing the protections afforded to clients of Deutsche Bank AG nor for providing advice in relation to the Proposals, the content of this Announcement or any matter referred to herein.

Goldman Sachs International, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively as joint financial adviser to Apollo and Castle BidCo and no one else in connection with the Proposals and will not be responsible to anyone other than Apollo and Castle BidCo for providing the protections afforded to clients of Goldman Sachs International nor for providing advice in relation to the Proposals, the content of this Announcement or any matter referred to herein.

Hawkpoint, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Countrywide and its Directors and no one else in connection with the Proposals and will not be responsible to anyone other than Countrywide and its Directors for providing the protections afforded to clients of Hawkpoint nor for providing advice in relation to the Proposals, the content of this Announcement or any matter referred to herein.

The availability of the Revised Offer, the Unlisted Securities Alternative and the Rightmove Sale Election and the release, publication or distribution of this Announcement to persons who are not resident in the United Kingdom may be affected by the laws of the relevant jurisdictions in which they are located. Persons who are not resident in the United Kingdom should inform themselves of, and observe, any applicable requirements. Any failure to comply with such applicable requirements may constitute a violation of the securities laws of any such jurisdictions. This Announcement has been prepared for the purpose of complying with English law and the City Code and the information disclosed may not be the same as that which would

have been disclosed if this Announcement had been prepared in accordance with the laws of jurisdictions outside England.

The Rightmove Shares have not been and will not be registered under the US Securities Act or under the securities laws of any state in the United States. Accordingly, US Persons will not be eligible to receive the Rightmove Share Consideration and will be deemed to have made an election for the Rightmove Sale Election in respect of all Rightmove Shares to which they are entitled under the Scheme.

The Unlisted Securities have not been and will not be registered under the US Securities Act or under the securities laws of any state in the United States. Accordingly, notwithstanding the Unlisted Securities Alternative, all Scheme Shareholders shall receive cash, and there shall be no issuance of Unlisted Securities to Scheme Shareholders, unless Castle TopCo considers that they may be so issued pursuant to an exemption from the registration requirements of the US Securities Act provided by Section 3(a)(10) of that Act. Any such issue, and the availability of the Unlisted Securities Alternative, will be subject to the additional restrictions noted in the Scheme Document.

No steps have been taken, nor will any be taken, to enable the Unlisted Securities to be offered in compliance with the applicable securities laws of Canada or Japan and no prospectus in relation to the Unlisted Securities has been, or will be, lodged with or registered by the Australian Securities and Investments Commission. Accordingly, the Unlisted Securities may not be offered, sold, resold, taken up, delivered or transferred, directly or indirectly, in or into Canada, Japan or Australia (except in transactions exempt from or not subject to the registration requirements of the relevant securities laws of Canada, Japan or Australia).

In accordance with normal United Kingdom market practice and subject to applicable regulatory requirements, Castle BidCo or its nominees or its brokers (acting as agents) may from time to time make certain purchases of, or arrangements to purchase, Countrywide Shares outside the United States, other than pursuant to the Revised Offer. These purchases may occur either in the open market at prevailing prices or in private transactions at negotiated prices. Any information about such purchases will be disclosed as required in the United Kingdom and under applicable regulatory requirements (including applicable US securities laws).

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Announcement contains certain forward-looking statements with respect to the financial condition, results of operations and business of Countrywide and certain plans and objectives of the boards of Countrywide and Castle BidCo with respect thereto. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as "anticipate", "target", "expect", "estimate", "intend", "plan", "goal", "believe", "will", "may", "should", "would", "could" or other words of similar meaning. These statements are based on assumptions and assessments made by the boards of Countrywide and Castle BidCo in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe appropriate. By their nature, forward-looking statements involve risk and uncertainty, because they relate to events and depend on circumstances that will occur in the future and the factors described in the context of such forward-looking statements in this Announcement could cause

actual results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although Countrywide and Castle BidCo believe that the expectations reflected in such forward-looking statements are reasonable, Countrywide and Castle BidCo can give no assurance that such expectations will prove to have been correct and Countrywide and Castle BidCo therefore caution you not to place undue reliance on these forward-looking statements which speak only as at the date of this Announcement.

DEALING DISCLOSURE REQUIREMENTS

Under the provisions of Rule 8.3 of the City Code, if any person is, or becomes, "interested" (directly or indirectly) in one per cent. or more of any class of "relevant securities" of Countrywide all "dealings" in any "relevant securities" of Countrywide (including by means of an option in respect of, or a derivative referenced to, any such "relevant securities") must be publicly disclosed by no later than 3.30 p.m. (London time) on the business day following the date of the relevant transaction. This requirement will continue until the Proposals lapse, are withdrawn, or upon the "offer period" otherwise ending. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an "interest" in "relevant securities" of Countrywide, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the City Code, all "dealings" in "relevant securities" of Countrywide, by Castle BidCo or Countrywide, or any of their respective "associates", must also be disclosed by no later than 12.00 noon (London time) on the business day following the date of the relevant transaction.

In addition, as a consequence of the Rightmove Shares being included in the Offer, the Panel has imposed a further requirement that all dealings in securities of Rightmove by Castle BidCo or Countrywide, or any of their respective "associates", must also be disclosed by no later than 12.00 noon (London time) on the business day following the date of the relevant transaction on the same basis as if Rightmove securities were "relevant securities" for the purpose of Rule 8.1 of the City Code.

A disclosure table, giving details of the companies whose "relevant securities" and "dealings" should be disclosed, and the number of securities in issue, can be found on the Panel's website at www.thetakeoverpanel.org.uk.

"Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of or derivative referenced to, securities.

Terms in quotation marks are defined in the City Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a dealing under Rule 8, you should consult the Panel.

If you are in any doubt as to the application of Rule 8 to you, please contact an independent financial adviser authorised under the Financial Services and Markets Act 2000, consult the

Panel's website at www.thetakeoverpanel.org.uk or contact the Panel on telephone number +44 (0) 20 7638 0129; fax number +44 (0) 20 7236 7013.

The Offer will be subject to the requirements of the City Code and will be on the terms and subject to the Conditions. The Scheme Documents and the Revised Offer Announcement together include full details of the Scheme.

APPENDIX

DEFINITIONS

In this Appendix:

"*Acquisition*" refers to the acquisition by Castle HoldCo 4 of the entire issued and to be issued share capital of Countrywide by means of a scheme of arrangement between Countrywide and its shareholders under Section 425 of the Companies Act;

"*Apollo*" refers to Apollo Management VI, L.P. and its affiliates;

"*$*" or "*dollars*" refers to the lawful currency of the United States of America;

"*€*" or "*euro*" refers to the single currency of the participating Member States in the Third Stage of European Economic and Monetary Union of the Treaty Establishing the European Community, as amended from time to time;

"*£*" or "*sterling*" refers to the lawful currency of the United Kingdom;

"*CAGR*" means compound annual growth rate;

"*Countrywide*" refers to Countrywide plc (which will be reregistered as a limited company following the effective date of the Acquisition), a company incorporated in England and Wales with registered number 04947152, and, as the context requires, its subsidiaries on a consolidated basis;

"*Castle HoldCo 1*" means Castle HoldCo 1, Ltd., a company organized in the Cayman Islands with registered number WK-182042, and the ultimate parent company of Castle HoldCo 4;

"*Castle HoldCo 2*" means Castle HoldCo 2, Ltd., a company organized in the Cayman Islands with registered number WK-182041, and an intermediate parent company of Castle HoldCo 4;

"*Castle HoldCo 4*" refers to Castle HoldCo 4, Ltd., a company organized in the Cayman Islands with registered number WK-182043;

"*DCLG*" refers to the UK Department for Communities and Local Government;

"*EU*" refers to the European Union;

"*guarantors*" refers to the entities guaranteeing the obligations of Castle HoldCo 4;

"*Holdings*" means Castle HoldCo 3, Ltd., a company organized in the Cayman Islands with registered number WK-182044, and the immediate parent company of Castle HoldCo 4;

"*house sales exchanged*" means residential property sales transactions which have reached the point at which the parties thereto exchanged contracts;

"*HMRC*" means HM Revenue & Customs;

"*IFRS*" refers to International Financial Reporting Standards as adopted by the European Union;

"*panel*" means a pre-selected group of mortgage and insurance lenders, respectively, which typically offers the panel arranger special consideration for inclusion therein;

"*Rightmove*" means Rightmove plc;

"*Scheme*" refers to the scheme of arrangement entered between Countrywide and its shareholders pursuant to which Castle HoldCo 4 will acquire the entire issued and to be issued share capital of Countrywide;

"*Scheme Payment Date*" means the date on which the first payment is made by Castle HoldCo 4 for the benefit of the shareholders of Countrywide pursuant to the Scheme;

"*senior secured revolving credit facility*" means the senior credit facility to be dated on or about the closing date of the Acquisition among, among others, Castle HoldCo 4, Holdings, Countrywide, Credit Suisse, London Branch, Deutsche Bank AG and Goldman Sachs International as mandated lead arrangers, the financial institutions listed therein and Deutsche Bank AG, as agent and security agent;

"*Transactions*" means the Acquisition, the divestiture of Rightmove to Countrywide shareholders in connection with the Acquisition, the incurrence of new indebtedness in connection with the Acquisition and the use of proceeds therefrom, the borrowing under the senior secured revolving credit facility on the closing date of the Acquisition and the use of proceeds therefrom, the equity contribution of £30.2 million by Apollo and the use of proceeds therefrom and the completion of the financial assistance "whitewash" procedures;

"*US GAAP*" refers to generally accepted accounting principles in the United States;

"*United States*" and the "*US*" refer to the United States of America;

"*Unlisted Securities Alternative*" refers to the Class B Shares and Class B Notes Countrywide shareholders may elect to receive in lieu of all or part of their cash consideration pursuant to the Acquisition.

"*we,*" "*us,*" "*our*" and other similar terms refer to Castle HoldCo 4 and its consolidated subsidiaries after giving effect to the Transactions, unless expressly stated otherwise or the context otherwise requires. With respect to historical financial and operating information of Countrywide as of and for the period prior to the effectiveness of the Scheme, the terms "we," "us" and "our" refer to Countrywide.

MARKET AND INDUSTRY DATA

We operate in an industry in which it is difficult to obtain precise industry and market information. We have generally obtained the market and competitive position data in this announcement from industry publications and from surveys, studies conducted or data collected by third-party sources, including:

- the Bank of England;
- HM Revenue & Customs;
- the Department for Communities and Local Government;
- the Office for National Statistics;
- the Council of Mortgage Lenders; and
- the Land Registry of England and Wales.

We believe that these industry publications, surveys, studies and data are reliable. However, we cannot assure you of the accuracy and completeness of such information and we have not independently verified such industry and market data. Furthermore, market data contained in this announcement may be based on sources which do not use the same or comparable methods of gathering information. In addition, the different sources used in this announcement may be based on information relating to different periods. As a result, comparability may be limited.

In particular, historical data on transaction volumes in the UK residential property market do not have a universally recognized authoritative source. In late 2003, HMRC changed the type of transactions subject to the particular stamp duty filing which has formed the basis of its data collection for transaction volumes since the late 1970s. As a result, HMRC transaction volumes data collected since 2003 is not comparable to data collected prior to that year. We believe that the post-2003 methodology captures approximately 300,000 to 400,000 transactions per year that would not have been recorded under the previous methodology. Other sources arrive at transaction volumes differently. As a result, the 2004 data reported by HMRC show a 448,000 increase in transaction volumes as compared to 2003, which we do not believe, based on our experience and other measures of transaction volumes, is a fair reflection of the trends in the UK residential property market between 2003 and 2004. The Land Registry of England and Wales provides transaction volume and pricing data for property transactions recorded at the Land Registry and has only collected this data over a relatively short period of time. Conversely, the Council of Mortgage Lenders has collected data over a relatively long period of time but only for transactions that required mortgage financing. While we believe the trends, if not the volumes, recorded by each of these sources are broadly consistent, absolute figures on the number of transactions collected over a sustained period of time on a consistent basis are not available.

We have not independently verified any of the data from third-party sources nor have we ascertained the underlying economic assumptions relied upon therein. Unless otherwise stated, market and demographic data are presented as of December 31, 2006.

Some of the surveys or sources were compiled by our advisors and are not publicly available and accordingly may not be considered to be as independent as other third-party sources.

In addition, in many cases we have made statements in this announcement regarding our industry and our position in the industry based on our experience and our own investigation of market conditions. We cannot assure you that any of these assumptions are accurate or correctly reflects our position in the industry and none of our internal surveys or information has been verified by any independent sources.

Any reference to a website contained in this announcement is for informational purposes only and does not incorporate by reference the contents of such website.

PRESENTATION OF FINANCIAL INFORMATION

Unless otherwise indicated, financial information in this announcement has been prepared on the basis of IFRS as adopted by the European Union.

The financial information included in this announcement is not intended to comply with SEC reporting requirements. Compliance with such requirements would require the modification, reformulation or exclusion of certain financial measures, including EBITDA, Adjusted EBITDA and our pro forma and adjusted data. In addition, changes would be required in the presentation of certain other information, including providing financial information for the guarantors.

In this announcement, we utilize certain non-GAAP financial measures and ratios, including EBITDA, EBITDA before exceptionals, Adjusted EBITDA and leverage and coverage ratios. These measures are presented as we believe that they and similar measures are widely used in the industry in which we operate as a means of evaluating a company's operating performance and financing structure. They may not be comparable to other similarly titled measures of other companies and are not measurements under IFRS or other generally accepted accounting principles, nor should they be considered as substitutes for the information contained in our consolidated financial information.

Some financial information in this announcement has been rounded and, as a result, the figures shown as totals in this announcement may vary slightly from the exact arithmetic aggregation of the figures that precede them.

SUMMARY

Our Company

We are the leading estate agency-based residential property service provider in the United Kingdom, measured by both revenue and transaction volumes. We operate in five complementary businesses: (i) residential property sales, (ii) residential property lettings and property management, (iii) arranging mortgages, insurance and related financial products for participants in residential property transactions, (iv) surveying and valuation services for mortgage lenders and prospective homebuyers and (v) residential property conveyancing services. Our business operates in approximately 670 towns throughout the United Kingdom, including almost every major UK population center. More than 90% of the revenue and more than 85% of the operating profit of our Estate Agency Division was generated outside of the London market, in each case in the year ended December 31, 2006. We are also well integrated along the value chain and in the year ended December 31, 2006, we sold 103,252 houses at an average sale price of £193,545, arranged mortgages in respect of 59.4% of our house sales exchanged in such year and sold life insurance and mortgage payment protection policies in respect of 48.2% of our house sales exchanged in such year and general insurance policies in respect of 54.9% of our house sales exchanged in such year. During the same period, we also completed 697,305 surveys and valuations for both lenders and prospective homebuyers and 66,751 conveyances. In addition, as of December 31, 2006, we had 55,324 rental properties under management. We believe that the strength of our broad product offering allows our company to capture revenue streams across every stage of a typical residential property transaction from listing to completion.

For the year ended December 31, 2006, we had total revenue, Adjusted EBITDA (as defined) and operating profit of £671.6 million, £113.3 million and £92.2 million, respectively.

Division Overview

- Our Estate Agency Division sells homes on behalf of home sellers throughout the United Kingdom through a network of estate agencies operating under a variety of well-known local brands, such as Bairstow Eves, John D Wood & Co., Mann & Co., Dixons, Bridgfords, Taylors, Slater Hogg & Howison and Gascoigne-Pees. As of December 31, 2006, our network consisted of 1,059 branches and 120 franchisees. The Estate Agency Division generated £361.8 million in revenue and £53.5 million in operating profit in the year ended December 31, 2006.
- Our Lettings Division encompasses our 134-branch retail lettings operations and our corporate property management business. The Lettings Division generated £43.9 million in revenue and £8.0 million in operating profit in the year ended December 31, 2006.
- Our Financial Services Division sells third-party financial services products through a dedicated sales force primarily to customers of our Estate Agency Division. Our primary financial services products are mortgages, general (property) insurance policies and life insurance and mortgage payment protection policies. The Financial Services Division generated £91.6 million in revenue and £21.0 million in operating profit in the year ended December 31, 2006.
- Our Surveying and Valuation Division performs residential mortgage valuations and surveys for customers of our Estate Agency Division and third parties, including major mortgage lenders. This division employed an average of approximately 767 chartered surveyors during 2006. The Surveying and Valuation Division generated £136.8 million in revenue and £26.7 million in operating profit before exceptions, other non-recurring items and unallocated expenses in the year ended December 31, 2006.
- Our Conveyancing Division provides legal documentation and conveyancing services for customers of our Estate Agency Division and third parties and provides conveyancing panel management services to our Estate Agency Division and third parties. The Conveyancing Division generated £22.7 million in revenue and £250,000 in operating losses before exceptionals, other non-recurring items and unallocated expenses in the year ended December 31, 2006.

Industry

Industry Definition

We operate in the UK residential property market and derive the majority of our revenue from servicing the needs of buyers and sellers of existing homes and mortgage lenders. Participants in the UK residential property market provide a range of services to individuals and companies engaged in residential property transactions, including: (i) property sales (typically through an estate agency), (ii) lettings (including both agency services and property management), (iii) mortgage and insurance broking, (iv) surveying and valuation, (v) conveyancing and (vi) relocation. While some of the major integrated market participants provide limited relocation and moving services, this area of the market is generally left to specialist operators.

The economics of the UK residential property market, aside from lettings, are driven primarily by transaction volumes and house prices, which have historically been cyclical in nature. Estate agencies typically realize revenues as a percentage commission on the price of each home sold while most ancillary businesses, such as mortgage brokering, surveying and valuation and conveyancing, charge fees or commissions for products purchased and services provided in connection with a residential property transaction. Because the revenue streams of market participants are linked to individual home sales, the residential property industry generally benefits from increased transaction volumes, rising home prices and increased commission rates. Conversely, the industry is negatively impacted by decreases in transaction volumes, home prices and commission rates.

By contrast, in a typical lettings transaction, landlords and property managers realize revenues on a monthly basis over the term of the lease. Generally, revenues in the lettings business are more stable than revenues in the estate agency business, though fluctuations in the wider residential property market have an influence on rental property supply, prevailing rents and landlords' yields.

Industry Size and Trends

Consistent long-term data on the number of UK residential property transactions are generally not available. See "Market and Industry Data" for a discussion of the data and the sources used in this announcement. In 2006, the Land Registry of England and Wales registered approximately 1.25 million residential property transactions worth approximately £253.5 billion. According to the Council of Mortgage Lenders, approximately 1.14 million loans were advanced for house purchases in 2006 in the United Kingdom. Transaction volumes measured by both the Land Registry and the Council of Mortgage Lenders are, in each case, slightly above the average for the period from 1995 through 2006. Based on data from the Land Registry, the Council of Mortgage Lenders and HMRC, we believe that transaction volumes have increased at an average rate of approximately 3.5% per year from 1995 through 2006. While rising in absolute terms, transaction volumes have been highly volatile since 1980. The post-1992 peak in transaction volumes, which occurred in 2002, was approximately 75% higher than the low point experienced in 1995 on the basis of loans advanced for house purchases according to the Council of Mortgage Lenders.

In 2006, the average house price in the United Kingdom was £204,813 according to the DCLG, having increased at a CAGR of approximately 8.6% from 1980 through 2006. On the basis of DCLG figures, national average house prices have exhibited positive growth on a nominal basis every year since 1980 except for 1982 and 1992 when house prices declined by approximately 2.2% and 1.8%, respectively, from the prior year in each case. If inflation is taken into account, these declines were somewhat larger and lasted somewhat longer, and in 1995, the slight nominal increase in house prices would have been a decline.

Historical Perspective

Between 1980 and 2006, growth in the total value of houses sold in the UK residential property market outpaced nominal GDP growth. This increase was largely driven by price appreciation. During this period, the market experienced one significant reversal from 1988 to 1992. That reversal was driven primarily by a decrease in transaction volumes, which declined by approximately 47% from 1988 to 1992 based on HMRC data. During this period, nominal prices fell by approximately 1.8% from 1991 to 1992 on the basis of DCLG figures. These declines were the result of a combination of adverse changes in tax policy (in particular, the abolition of double mortgage interest deductions in 1988), the end of the initial wave of council housing purchases under the Right-to-Buy program, an economic recession and a series of rapid and significant increases in interest rates, which remained above 10% from July 21, 1988 to September 4, 1991.

Beginning in the late 1990s, when buy-to-let mortgages became more widely available, an increased number of speculative and buy-to-let investors entered the UK residential property market, increasing overall demand and contributing to sustained house price appreciation and volatility in transaction volumes.

Recent Industry Indicators

The following discussion outlines several recent indicators in the UK residential property market.

Transaction Volumes and Prices

The UK residential property market experienced a downturn based on transaction volumes that lasted from mid-2004 to mid-2005 as a result of a series of rapid interest rate increases and public warnings by senior Bank of England officials about the potential for house price declines. According to the Council of Mortgage Lenders, that period saw the fewest transactions since 1996 and an unusually rapid decline in activity levels. Transaction volumes began to recover in late 2005, and in 2006 returned to historically average levels of activity as recorded by the Land Registry and the Council of Mortgage Lenders, driven primarily by positive market sentiment and improving economic fundamentals, including GDP growth, low unemployment and improving consumer confidence. For a discussion of the limitations of historical transaction volume figures, see "Market and Industry Data."

According to the DCLG, house prices continued to increase through the mid-2004 to mid-2005 market downturn, although the growth rate of house prices fell from approximately 15.8% in 2004 to approximately 5.8% in 2005. Price growth accelerated in 2006 to approximately 7.4% according to the DCLG, driven primarily by an imbalance of demand and supply in the sector, increasing disposable income, continued GDP growth, a low interest rate environment and continued future capital gains expectations by purchasers.

Interest Rates

Historically, residential property transaction volumes have been closely correlated to interest rates. Bank of England base rates decreased from 17.0% at the beginning of 1980 to 5.0% at the end of 2006, although a rate increase in January 2007 increased the base rate to 5.25%. Between 1995 and 2006, each period of increasing interest rates led to a short-term downturn in residential property transaction volumes which, according to Land Registry data, were at their lowest point at or near the peak interest rate at that time.

Housing Stock

Housing stock in England, which includes owner occupied and rented dwellings, has historically experienced very low growth (approximately 0.8% per annum from 1980 through 2005 according to the DCLG), primarily due to significant barriers to new construction, including high land prices and cumbersome planning regulations. As a result of these supply constraints, the UK residential property market is primarily driven by resales of existing housing stock. This relative lack of supply has tended to put upward pressure on house prices over the long term.

Affordability and Mortgage Repossessions

Housing affordability is commonly expressed either as a ratio of house prices to income or as the percentage of income spent on mortgage interest payments. According to the Council of Mortgage Lenders, in 2006, the median price-to-income ratio, at 3.05 to 1.0, was significantly above the average of 2.28 to 1.0 for the period from 1980 through 2006. In 2006, according to the Council of Mortgage Lenders, the median percentage of income spent on mortgage interest payments, at 15.6%, was at its highest level since 1992, though only slightly below the 16.0% average for the period from 1980 through 2006. The percentage of income spent on mortgage interest payments is widely considered to be a better metric of affordability because it takes into account the cost of financing a home, which is generally the largest cost of home ownership.

The number of mortgage repossessions by lenders is related to affordability and measures the ability of homeowners to meet debt service obligations. Although the number of mortgage repossessions has risen sharply since 2005, according to the Council of Mortgage Lenders, the number of mortgage repossessions as a percentage of total loans remains low compared to the early 1990s, when mortgage repossessions were at historically high levels, triggered by rapid interest rate increases and a general economic downturn.

Mortgage Approvals

Historically, mortgage approval data has been an indicator of underlying short-term trends in the volume of residential property transactions. From 1995 through 2006, according to the Council of Mortgage Lenders, there was an average of approximately 1.14 million loans advanced for house purchases per annum, ranging from a low of approximately 799,000 in 1995 to a high of approximately 1.40 million in 2002. In 2006, lenders advanced approximately 1.14 million loans for house purchases according to the Council of Mortgage Lenders. Data from the Council of Mortgage Lenders shows that the number of loans advanced for house purchases has been flat since November 2006.

Home Ownership Rates and Aspirations

While the UK population has not grown significantly since 1980, the percentage of all households in England that are owner-occupied increased from 57% in 1981 to 70% in 2006 according to the DCLG. This has the effect of supporting underlying demand as home owners tend not to move into rented accommodation, but instead buy another house. Additionally, according to surveys conducted by the British Market Research Bureau, in 2007, 84% of adults in Great Britain expressed a desire to live in owner-occupied housing in ten years' time, as compared to 78% of adults in Great Britain in 1983.

The following table sets out certain historical information with respect to the UK residential property market from 1980 to 2006.

Year	Sales[1]	Recordings[2]	Mortgages[3]	Price[4]	Interest rate[5]
	('000s)	('000s)	('000s)	£	
1980	1,267		720	23,596	14.00%
1981	1,351		730	24,188	14.38%
1982	1,542		839	23,644	10.00%
1983	1,669		953	26,471	9.06%
1984	1,760		1,071	29,106	9.50%
1985	1,743		1,073	31,103	11.38%
1986	1,801		1,248	36,276	10.88%
1987	1,937		1,108	40,391	8.38%
1988	2,148		1,250	49,355	12.88%
1989	1,580		886	54,846	14.88%
1990	1,398		784	59,785	13.88%
1991	1,306		723	62,455	10.38%
1992	1,136		873	61,336	6.88%
1993	1,196		951	62,333	5.38%
1994	1,274		959	64,787	6.13%
1995	1,135	800	799	65,644	6.38%
1996	1,242	967	957	70,626	5.94%
1997	1,440	1,095	1,104	76,103	7.25%
1998	1,347	1,039	1,088	81,774	6.25%
1999	1,469	1,190	1,254	92,521	5.50%
2000	1,433	1,142	1,123	101,550	6.00%
2001	1,458	1,261	1,314	112,835	4.00%
2002	1,588	1,362	1,397	128,265	4.00%
2003	1,345	1,277	1,252	155,627	3.75%
2004	1,793[6]	1,294	1,245	180,248	4.75%
2005	1,531	1,067	1,014	190,760	4.50%
2006	1,774	1,246	1,142	204,813	5.00%

Note: See "Market and Industry Data" for a discussion of the data and the sources used in this announcement.

(1) As noted in "Market and Industry Data," historical data on transaction volumes in the UK residential property market do not have a universally recognized authoritative source. Here, "sales" refers to transactions recorded by HMRC on the basis of stamp duty filings. As noted in note 6, below, the transactions subject to this filing changed in late 2003, resulting in a discontinuity in the data.

(2) "Recordings" refers to property transactions recorded by the Land Registry of England and Wales. The Land Registry began recording such transactions in 1995.

(3) "Mortgages" refers to the number of loans advanced for house purchases as determined by the Council of Mortgage Lenders on the basis of surveys of its membership.

(4) Average price of houses sold in the United Kingdom in the year indicated, not adjusted for inflation, according to DCLG relying on HMRC stamp duty returns.

(5) Bank of England published base rate as of December 31 of the year indicated. In most years, the base rate changed multiple times during the year. Mortgages rates are generally tied to the base rate with either a discount or a premium, and fixed rate mortgages for periods exceeding seven years are relatively rare.

(6) In late 2003, HMRC changed the type of transactions subject to the particular stamp duty filing which forms the basis of the data collection for transaction volumes since the late 1970s. As a result, HMRC transaction volumes data collected since 2003 are not comparable to data collected prior to that year, as we believe that the post-2003 methodology captures approximately 300,000 to 400,000 transactions per year that would not have been recorded under the previous methodology. As a result, the 2004 numbers reported by HMRC show a 448,000 increase in transaction volumes as compared to 2003, which we do not believe, based on our experience and other measures of transaction volumes, is a fair reflection of the trends in the UK residential property market between 2003 and 2004. Other data collections arrive at transaction volumes differently.

Our Strengths

Our key competitive strengths include:

The Largest UK Estate Agency. We are the largest estate agency in the United Kingdom, with a network of 1,179 branches, including our franchisees, as of December 31, 2006. As of January 1, 2007, we had more than twice as many branches as our next largest competitor. We operate through 35 established estate agency brands, including Bairstow Eves, John D Wood & Co., Mann & Co., Dixons, Bridgfords, Taylors, Slater Hogg & Howison and Gascoigne-Pees. The scale of our estate agency operations gives our management the ability to negotiate favorable terms with our insurance providers, mortgage lenders and other third parties and to readily ascertain market changes in supply, demand, transaction volumes and prices and react accordingly.

Geographic Diversification. We are the only participant in the UK residential estate agency industry with an extensive UK-wide footprint, with branches located in approximately 670 towns, including almost every major UK population center. In the year ended December 31, 2006, our Estate Agency Division generated more than 90% of its revenues and more than 85% of its operating profit outside of London, which has historically been the most volatile area in the UK residential property market. This geographic diversity allows us to better withstand regional residential property market downturns and to capitalize on growth opportunities in different regions.

Large Customer Base. In the year ended December 31, 2006, our estate agencies had 103,252 house sales exchanged. This level of transaction volumes gives us access to a significant number of potential customers, including buyers, sellers and mortgage lenders, for our financial services, surveying and valuation and conveyancing services.

Synergistic Provision of Residential Property Services. In addition to traditional estate agency and lettings services, we offer ancillary services to buyers, sellers, landlords, mortgage lenders and other third parties. The interplay between the services that we offer leads to significant synergies as it allows us to capture revenue on all aspects of a typical residential property sale or rental. We believe that our ability to provide service at every stage of a typical UK residential property sale or rental provides a significant competitive advantage over our competitors that do not offer such a comprehensive set of services.

High Cash Flow Conversion due to Limited Capital Expenditure. Our business requires limited capital expenditure, comprising principally information technology expenditures and branch expansion and refurbishment expenditures, and we maintain a rigorous cash flow management strategy. In addition, our capital expenditure is scaleable and allows us to accelerate or delay our spending based on market conditions. As such, we have historically been able to convert a significant percentage of our revenue into available cash. In the year ended December 31, 2006, our operating cash flow conversion rate (calculated as Adjusted EBITDA plus changes in working capital (excluding effects of acquisitions and disposals of group undertakings) minus capital expenditure as a percentage of Adjusted EBITDA) was 96.2%.

Flexible Cost Base. We believe that our cost structure provides the financial flexibility that the cyclical residential property market demands. We estimate that our fixed costs, excluding staff costs, which we believe we have the ability to manage during a market downturn, accounted for approximately 23% of our total costs in the year ended December 31, 2006. Our variable costs include marketing expenses and estate agents' commissions, both of which fluctuate with revenue. In addition, due to the high turnover of our estate agents, when we forecast that a downturn in the UK residential property market is impending, we are able to reduce the number of our employees (by not replacing departing estate agents) in order to counter the reduced revenue that results from a market downturn. We believe that our variable cost structure, coupled with our ability to manage our headcount, allows us to better respond to fluctuations in the residential property market.

Highly Experienced Management Team Backed by a Strong Sponsor. We have a highly experienced management team. Our senior management team has an average of 30 years of experience in the UK residential property industry and related industries, including experience managing through at least three residential property downturns. This experience has provided our management team with a deep understanding of the dynamics of the UK housing market and we believe this experience also puts us in a position to capitalize on upturns and minimize the effect of downturns in the market. Our team also has a track record of successfully managing the integration of large acquisitions, including our recent acquisition of 307 estate agency branches from Bradford & Bingley Group plc in 2004 and 104 branches from Friends Provident Estate Agents in 2002. Apollo is one of the leading private equity investors in the world and recently completed the acquisition of Realogy Corporation, a leading US-based estate agency business. Apollo also has a strong European track record, including investments in Cablecom, CEVA Logistics, Primacom and Unity Media.

Our Strategy

Our business strategy is focused on the following initiatives:

Capitalize on our Position as the United Kingdom's Largest Estate Agency Group to Grow our Estate Agency Business. We believe that scale is a key success factor in the UK residential property market. We therefore intend to focus on further consolidating our leading market position by building on our extensive UK-wide footprint and increasing market share through organic growth and opportunistic acquisitions. We intend to open up to 100 new estate agency branches over the next three years in attractive local markets, both in the 670 towns in the United Kingdom where we currently have operations and in new locations. We have historically grown our estate agency business through acquisitions, most recently through our acquisition of 307 estate agency branches from Bradford & Bingley Group plc in 2004. We will continue to make acquisitions in areas where there is potential for growth or that otherwise serve our overall long-term strategy and goals. Because there are few remaining estate agency operations as large as Bradford & Bingley, we intend to make opportunistic acquisitions, where possible and at a reasonable cost, of smaller regional and local estate agency businesses.

Exploit Consolidation and Growth Opportunities in the UK Lettings Market with a Dedicated Lettings Division. We believe we have set the stage for further growth in our lettings business by establishing a separate Lettings Division and installing a management team focused on developing the potential of the business. In the UK lettings market, which has yet to experience substantial consolidation, we intend to implement a targeted acquisition program to increase the scale of our operations. In February 2007, we completed the acquisition of a Nottingham-based lettings business with 1,100 units under management, and are actively exploring other opportunities. We also plan to convert up to 40 of our existing co-located estate agency and lettings branches into stand-alone lettings operations and to explore opportunities to open additional lettings branches. We believe that given the highly fragmented nature of the lettings market and the intensity of our focus on this sector, our Lettings Division will be able to increase its leading market share and achieve the same level of market penetration in the lettings market as our Estate Agency Division has in the residential property sales market.

Expand the Products Offered by our Financial Services Division to our Existing Customer Base. We intend to grow our Financial Services Division by expanding the range of products we offer to our existing financial services customer base and purchasers who buy their home through one of our estate agency branches. For example, we intend to expand our remortgage business by establishing a call center to offer remortgaging advice, in partnership with our panel of mortgage lenders, to our past mortgage clients whose initial preferential mortgage arrangements are expiring. Drawing on our understanding of recent homebuyers' typical credit needs, we also intend to offer new third-party financial services products, in particular secured and unsecured personal loans and home equity lines of credit to mortgage clients.

Improve Surveyor Productivity by Leveraging our Technology and the Countrywide Associates Program. In our Surveying and Valuation Division, we plan to complete the ongoing roll-out of our proprietary tablet-based technology, which we believe will enable our surveyors to complete surveys and valuations more quickly and accurately. We believe that this technology will also allow all of our surveyors to work remotely, allowing us to close a significant number of our local surveying and valuation offices over the next two to three years. We also plan to complete the establishment of our Countrywide Associates Program for independent surveyors, who, in exchange for a percentage of their fee, accept instructions from us. We believe this program has the potential to optimize the division's capacity and decrease its operational leverage without incurring the overhead cost of hiring additional surveyors.

Increase the Capacity of our Conveyancing Division to Fully Capitalize on the Leads Generated by our Estate Agencies. We believe our Conveyancing Division is poised for renewed growth. We aim to increase the division's capacity by leveraging our upgraded information technology systems, improving communications channels between our conveyancers and our customers and outsourcing parts of the conveyancing process to India, which we believe will also decrease our per-unit costs. With increased capacity, we believe we can capture a larger percentage of the potential leads generated by our Estate Agency Division, which, in the longer term will free up capacity for our conveyancing panel management business to seek out third-party clients. We believe these measures, combined with the closure of our loss-making remortgage conveyancing business, will drive growth in this area.

Exploit the Opportunities Presented by Home Information Packs. While the contemplated introduction of Home Information Packs has introduced substantial uncertainty into the UK residential property market, we believe that this new requirement also presents a significant market opportunity. We believe that as a result of the scale of our operations, our provision of integrated residential property services and the strength of our brands, we are well-placed to exploit this opportunity. For example, we are currently training our surveyors and establishing a panel of third-party providers to perform energy performance reviews of homes in anticipation of becoming a leading provider of Energy Performance Certificates for Home Information Packs.

Improve our Estate Agents' Performance. We plan to further enhance the performance and efficiency of our estate agents by increasing their access to information technology and communications tools, such as PDAs and email. We also plan to improve the use by estate agents across our network of best practices, including, for example, utilizing more focused residential property advertising and marketing. Finally, we plan to develop our estate agent training program in order to promote effective cross-selling and will consider the use of additional targeted incentive programs to encourage our top performing employees.

Improve Operational Performance and Capture the Benefits of Synergies. As a result of our significant and growing market share and geographical presence we believe we will be able to successfully develop and implement group-wide best practices resulting in improved operational performance. For example, we believe that we have further opportunities to realize benefits from increasing the commission levels, financial services conversion rates and operational performance of the Bradford & Bingley branches we acquired to the levels achieved in the rest of our group.

Summary Corporate and Financing Structure

The following sets forth a summary of our corporate and financing structure following the Transactions.

Equity Ownership. Affiliates of Apollo will make an equity contribution of up to £305.2 million consisting of approximately £30.2 million contributed by means of a subscription for Class A Shares issued by Castle HoldCo 1 and up to £275.0 million contributed by means of a subscription for Class A Notes issued by Castle HoldCo 2 to affiliates of Apollo. The gross proceeds of the issue of the Class A Notes will be lent by Castle HoldCo 2 on a subordinated basis to Castle HoldCo 4 via Holdings. The gross proceeds of the issue of the Class A Shares will be contributed to Castle HoldCo 4 via Castle HoldCo 2 and Holdings. The amount of the equity contribution by affiliates of Apollo will be reduced by the amount of funds (if any) contributed pursuant to the Unlisted Securities Alternative. Subject to certain restrictions, Countrywide shareholders may elect to receive a combination of Castle HoldCo 1 Class B Shares and Castle HoldCo 2 Class B Notes in lieu of all or part of the cash consideration to which they are entitled in connection with the Acquisition, up to an aggregate of £137.52 million.

Security on the Closing Date of the Acquisition. On the closing date of the Acquisition, our obligations under the new senior secured indebtedness incurred in connection with the Acquisition and the senior secured revolving credit facility will be secured by first-priority pledges of all of the equity interests of Castle HoldCo 4 held by Holdings and of substantially all of the assets owned by Castle HoldCo 4, including with effect from the date on which the capital stock of Countrywide is registered in the name of Castle HoldCo 4, all of the equity interests in Countrywide. On the closing date of the Acquisition, our obligations under the new senior indebtedness incurred in connection with the Acquisition will be secured by second-priority pledges of all of the equity interests of Castle HoldCo 4 held by Holdings and of all of the equity interests in Countrywide from the date on which the capital stock of Countrywide is registered in the name of Castle HoldCo 4.

Guarantors and Security after the Closing Date of the Acquisition. After the completion of all necessary financial assistance "whitewash" procedures, and, in any event, not later than 90 days after the closing date of the Acquisition, Countrywide and certain of its subsidiaries will (i) guarantee our obligations under the new indebtedness incurred in connection with the Acquisition and the senior secured revolving credit facility and (ii) provide first-priority pledges of substantially all of the assets owned by them to secure our obligations under the new senior secured indebtedness incurred in connection with the Acquisition and the senior secured revolving credit facility. In the event of enforcement of security, the obligations under the senior secured revolving credit facility and certain hedging obligations will be satisfied in full before repayment of the new senior secured indebtedness incurred in connection with the Acquisition from the proceeds of such collateral. For the year ended December 31, 2006, the guarantors accounted for 94.4% of our revenue, 94.7% of our EBITDA and 93.5% of our total assets excluding intercompany balances, internally generated goodwill and investments in subsidiaries. The non-guarantor subsidiaries include dormant subsidiaries, an FSA-regulated subsidiary and TitleAbsolute. Our FSA regulated entity accounted for approximately 4.4% of our revenue, 12.6% of our EBITDA and 4.1% of our total assets excluding intercompany balances and investments in subsidiaries. The EBITDA contribution of this subsidiary was offset by losses in other non-guarantor subsidiaries, resulting in net EBITDA of our non-guarantors of approximately 5.3%. For the same period, our non-guarantors accounted for 11.5% of our total net assets.

SUMMARY HISTORICAL AND PRO FORMA CONSOLIDATED FINANCIAL AND OTHER INFORMATION

Set forth below is summary historical consolidated financial data of our business as of and for the years ended December 31, 2006, 2005 and 2004, which has been derived from our consolidated financial information and the notes thereto, which have been prepared in accordance with IFRS.

Also presented below is summary unaudited condensed consolidated pro forma financial data which has been prepared to give pro forma effect to the Transactions as if they had occurred on January 1, 2006 for income statement purposes and on December 31, 2006 for balance sheet purposes. The pro forma financial data is provided for informational purposes only and should not be considered indicative of the results of operations or financial position that we might have achieved for the year ended December 31, 2006 or as of December 31, 2006 had the Transactions occurred as of the dates assumed, and should not be taken as representative of our future results of operations or financial condition for any future period. While the pro forma financial data has been derived from historical financial information prepared in accordance with IFRS, such financial data contains financial measures other than those in accordance with IFRS and should not be considered in isolation from or as a substitute for our historical financial information.

The Acquisition will be accounted for using purchase accounting. The pro forma financial data presented, including allocations of purchase price, is based upon preliminary estimates of the fair values of assets acquired and liabilities assumed, available information and assumptions and will be revised as additional information becomes available. The actual adjustments to our consolidated financial information upon the closing of the Transactions will depend on a number of factors, including additional information available and our net assets on the closing date of the Acquisition. Therefore, the actual adjustments will differ from the pro forma adjustments, and the differences may be material.

The tables below also include certain unaudited operational data which have been derived from our operating systems and other non-financial sources. You should not place undue reliance on this operating data, which may not be indicative of our historical or future results of operations.

Some financial information in this announcement has been rounded and, as a result, the figures shown as totals in this announcement may vary slightly from the exact arithmetic aggregation of the figures that precede them.

Condensed Consolidated Income Statement Data

	For the year ended December 31,		
	2004	2005	2006
		(audited) *(£'000s)*	
Continuing Operations			
Revenue	474,186	528,164	654,204
Other income	9,614	14,264	17,399
Exceptional income	—	4,982	—
Total Revenue	**483,800**	**547,410**	**671,603**
Employee benefit costs	(269,115)	(317,007)	(361,172)
Depreciation, amortization and impairment	(9,782)	(10,872)	(12,089)
Regular expenses	(152,262)	(182,608)	(202,828)
Group operating profit before exceptional items	**52,641**	**31,941**	**95,514**
Exceptional items (net)	(11,333)	(558)	(3,270)
Group operating profit	**41,308**	**31,383**	**92,244**
Finance expense	(3,736)	(5,603)	(1,595)
Finance income	2,219	2,252	2,346
Share of profit post tax from joint ventures and associates	235	1,014	1,411
Profit on part disposal of joint venture and associated undertakings	—	2,621	19,357
Profit before taxation	**40,026**	**31,667**	**113,763**
Taxation	(13,989)	(4,468)	(31,907)
Profit from continuing operations	**26,037**	**27,199**	**81,856**
Post tax profit from discontinued activities[1]	1,419	—	—
Profit for the year	**27,456**	**27,199**	**81,856**

(1) Discontinued activities in 2004 relates to the life insurance business, which was demerged as part of the group restructuring in May 2004.

Segmental Financial Data

	For the year ended December 31,		
	2004	2005	2006
		(audited) *(£'000s)*	
Revenue			
Estate Agency	252,109	278,817	361,822
Lettings	30,055	39,086	43,913
Financial Services	63,966	74,473	91,577
Surveying and Valuation	106,769	118,075	136,844
Conveyancing	22,303	19,127	22,731
Eliminations(1)	(1,016)	(1,414)	(2,683)
Total revenue before other and exceptional income	**474,186**	**528,164**	**654,204**
Operating profit (2)			
Estate Agency	22,629	8,500	53,470
Lettings	4,048	5,589	7,963
Financial Services	8,311	11,713	20,973
Surveying and Valuation	27,005	18,722	26,733
Conveyancing	(4,114)	(7,657)	(250)
Segment results before exceptionals and other non-recurring items	57.879	36,867	108,889
Unallocated expenses(3)	(5,238)	(4,926)	(10,931)
Non-recurring items(4)	—	—	(2,444)
Group operating profit before exceptional items	**52,641**	**31,941**	**95,514**

	As of December 31,		
	2004	2005	2006
		(audited) *(£'000s)*	
Total assets			
Estate Agency	217,470	120,428	204,107
Lettings	11,191	16,790	17,486
Financial Services	50,706	67,893	73,774
Surveying and Valuation	68,620	51,750	77,002
Conveyancing	11,521	7,344	4,830
Unallocated assets(5)	158,545	33,702	29,385
Eliminations(6)	(330,908)	(128,773)	(178,156)
Total assets	**187,145**	**169,134**	**228,428**

(1) Eliminations represent intercompany sales from the Estate Agency Division to the Conveyancing Division.
(2) Exceptional items are in relation to aborted transaction costs, group restructurings and profits on disposal of properties.
(3) Unallocated items relate primarily to certain head office costs.
(4) Non-recurring items include other non-material one-off transactions, including impairment and business closure costs offset by profit on disposal of business.
(5) Unallocated assets are in relation to investments held in joint ventures and associates and deferred tax unallocated assets.
(6) Eliminations are in relation to investments in wholly owned subsidiaries.

Condensed Consolidated Balance Sheet Data

	As of December 31,		
	2004	2005	2006
		(audited) *(£'000s)*	
Property, plant and equipment	30,742	22,397	22,780
Goodwill	35,377	37,737	30,685
Other intangible assets	11,224	6,164	6,143
Other financial assets	1,217	1,225	1,233
Investment in joint ventures and associated undertakings	4,561	3,738	6,462
Deferred tax assets	7,512	11,479	10,192
Other debtors over one year	2,294	1,401	123
Total non-current assets	92,927	84,141	77,618
Trade and other receivables	72,820	78,006	86,440
Cash and cash equivalents	21,398	6,987	64,370
Total assets	187,145	169,134	228,428
Short term borrowings	(2,297)	—	—
Other current liabilities	(81,234)	(97,483)	(123,107)
Total current liabilities	(83,531)	(97,483)	(123,107)
Non-current borrowings	(75,000)	(5,000)	—
Other non-current liabilities	(45,123)	(43,228)	(44,764)
Total non-current liabilities	(120,123)	(48,228)	(44,764)
Net assets/(liabilities)	**(16,509)**	**23,423**	**60,557**

Condensed Consolidated Cash Flow Statement

	For the year ended December 31,		
	2004	2005	2006
		(audited) *(£'000s)*	
Cash flow from operating activities	49,516	34,152	93,116
Cash flow from investing activities	(58,095)	10,228	16,035
Cash flow from financing activities	(34,641)	(56,494)	(51,768)

Other Financial Data

	As of and for the year ended December 31,			Pro forma as adjusted, as of and for the year ended December 31, 2006
	2004	2005	2006	
		(unaudited) *(£'000s)*		
EBITDA[1]	51,090	42,255	104,333	104,333
EBITDA before exceptionals[2]	62,423	42,813	107,603	107,603
Adjusted EBITDA[3]	63,451	45,696	113,297	113,297
Pro forma as adjusted cash and cash equivalents[4]	—	—	—	58,400
Pro forma gross cash pay debt[5]	—	—	—	667,200
Pro forma gross first lien secured cash pay debt[6]	—	—	—	497,200
Pro forma net cash pay debt[7]	—	—	—	608,800
Pro forma net first lien secured cash pay debt[8]	—	—	—	438,800
Pro forma cash interest expense[9]	—	—	—	58,959
Ratio of pro forma net first lien secured cash pay debt to Adjusted EBITDA	—	—	—	3.87
Ratio of pro forma net cash pay debt to Adjusted EBITDA	—	—	—	5.37
Ratio of Adjusted EBITDA to pro forma cash interest expense	—	—	—	1.92

(1) EBITDA is defined as profit for the period from continuing operations before results from joint ventures and associates, profit on disposal of interests in joint ventures and associated undertakings, finance expense and income, taxation and depreciation, amortization and impairment. EBITDA is not a measurement of our financial performance or liquidity under IFRS and should not be considered as a substitute for profit for the year, operating profit or any other performance measures derived in accordance with IFRS or as a substitute for cash flow from operating activities as a measure of our liquidity. Because not all companies calculate EBITDA identically, this presentation of EBITDA may not be comparable to other similarly titled measures of other companies. The calculation of EBITDA in this announcement may be different than the calculation of EBITDA under the documents governing our indebtedness. The following table reconciles EBITDA presented herein to our net profit from continuing operations:

	For the year ended December 31,			Pro forma for the year ended December 31, 2006
	2004	2005	2006	
		(unaudited) *(£'000s)*		
Net profit from continuing operations	**26,037**	**27,199**	**81,856**	**(1,831)**
Finance income	(2,219)	(2,252)	(2,346)	(2,346)
Share of profit post tax from joint ventures and associates	(235)	(1,014)	(1,411)	(477)
Profit on part disposal of joint venture and associated undertakings	—	(2,621)	(19,357)	(2,620)
Depreciation, amortization and impairment	9,782	10,872	12,089	12,089
Finance expense	3,736	5,603	1,595	96,304
Taxation	13,989	4,468	31,907	3,214
EBITDA	**51,090**	**42,255**	**104,333**	**104,333**

(2) EBITDA before exceptionals is calculated by adding or subtracting from EBITDA items which we have identified as exceptional. EBITDA before exceptionals is not a measurement of our financial performance or liquidity and should not be considered as a substitute for profit for the year, operating profit or any other performance measures derived in accordance with IFRS or as a substitute for cash flow from operating activities as a measure of our liquidity. The following table reconciles EBITDA presented herein to EBITDA before exceptionals:

	For the year ended December 31,			Pro forma for the year ended December 31,
	2004	2005	2006	2006
			(unaudited) *(£'000s)*	
EBITDA	**51,090**	**42,255**	**104,333**	**104,333**
Exceptional Items				
Cost of group restructuring[a]	9,424	—	—	—
Loss on disposal of investment property[b]	1,909	—	—	—
Write-off of computer costs[c]	—	5,540	—	—
Profit on disposal of freehold property[d]	—	(4,982)	—	—
Aborted transaction costs[e]	—	—	3,270	3,270
Total	11,333	558	3,270	3,270
EBITDA before exceptionals	**62,423**	**42,813**	**107,603**	**107,603**

(a) Our historical consolidated financial information for the year ended December 31, 2004 includes costs in relation to the demerger of the Life Business in May 2004, which obtained a separate listing on the London Stock Exchange as Chesnara plc. Shareholders received shares in the new company, Chesnara, and in the newly listed Countrywide plc in exchange for Countrywide Assured Group plc shares previously held.

(b) Our historical consolidated financial information for the year ended December 31, 2004 includes a loss on disposal of a property held by the group to Standard Life Investments Limited.

(c) Our historical consolidated financial information for the year ended December 31, 2005 contains costs in relation to the write off of a bespoke software developed for Countrywide Property Lawyers' conveyancing division which was replaced with an alternative system. Therefore the carrying value of the software (£3.6 million at December 31, 2005) together with associated contract costs was fully written off during the year ended December 31, 2005.

(d) Our historical consolidated financial information for the year ended December 31, 2005 contains profit on disposal of freehold property. This was a one- off program of disposals to generate cash.

(e) Our historical consolidated financial information for the year ended December 31, 2006 contains charges in relation to the failed take-over bid by a subsidiary of 3i Investments plc.

(3) Adjusted EBITDA is calculated by adding or subtracting from EBITDA before exceptionals certain additional items that were not classified as exceptionals but which we believe to be non-recurring within the operating results of the periods presented. Adjusted EBITDA is not a measurement of our financial performance or liquidity and should not be considered as a substitute for profit for the year, operating profit or any other performance measures derived in accordance with IFRS or as a substitute for cash flow from operating activities as a measure of our liquidity. The following table reconciles Adjusted EBITDA presented herein to EBITDA before exceptionals:

	For the year ended December 31,			Pro forma for the year ended December 31,
	2004	2005	2006	2006
			(unaudited) *(£'000s)*	
EBITDA before exceptionals	**62,423**	**42,813**	**107,603**	**107,603**
Other "non-recurring items"				
Termination of remortgage conveyancing business[a]	1,028	1,583	3,693	3,693
Profit on sale of commercial surveying business[b]	—	—	(1,999)	(1,999)
Pension mis-selling provision[c]	—	1,300	4,000	4,000
Adjusted EBITDA	**63,451**	**45,696**	**113,297**	**113,297**

(a) Our historical consolidated financial information includes results in relation to the remortgage business, which accounted for an EBITDA loss of £1.6 million in 2006, £1.6 million in 2005 and £1.1 million in 2004. In 2006 we announced our intention to close this business once existing instructions had been completed. The provision for closure costs is £2.1 million at December 31, 2006.

(b) Our historical consolidated financial information for 2006 includes profits on the sale of the commercial surveying business (£2.0 million). We have determined that the profit on such sale is non-recurring in nature and we have therefore removed the historical profit on disposal from our calculation of Adjusted EBITDA.

(c) We are involved in certain disputes with former life insurance and financial advisory subsidiaries regarding the extent of indemnities we (or a predecessor firm) provided at the time of the disposal of such subsidiaries in respect of mis-selling claims in the 1990s. However, we remain liable for these previous activities and accordingly we have recorded provisions as of December 31, 2006 and 2005 in respect of claims which have not yet been settled. We are currently in negotiation to settle one of the pension mis-selling disputes to which we are a party.

(4) Pro forma as adjusted cash and cash equivalents reflects the pro forma cash and cash equivalents balance as of December 31, 2006 adjusted for the assumed movements in cash up to the date of the Acquisition, which for the purposes of the Acquisition consideration is £58.4 million as of March 31, 2007.

(5) Pro forma gross cash pay debt represents the gross repayable balance of pro forma debt (excluding subordinated shareholder PIK loans and the impact of any amortization of debt issuance costs or issue discounts or premiums).

(6) Pro forma gross first lien secured cash pay debt represents pro forma gross cash pay debt less the senior indebtedness.

(7) Pro forma net cash pay debt represents pro forma gross cash pay debt less pro forma, as adjusted for the March 31, 2007 balance of cash and cash equivalents.

(8) Pro forma net first lien secured cash pay debt represents pro forma gross first lien secured cash pay debt less pro forma, as adjusted for the March 31, 2007 balance of cash and cash equivalents.

(9) Pro forma cash interest expense represents cash interest expense adjusted after giving effect to the incurrence of new indebtedness in connection with the Acquisition and the pro forma borrowing of £27.2 million anticipated under the senior secured revolving credit facility as if the borrowing and the incurrence had occurred with effect from January 1, 2006. Cash interest expense includes interest accruing on the pro forma balance of £470.0 million senior secured indebtedness and £170.0 million senior indebtedness and the balance of senior secured revolving credit facility assumed to be drawn on acquisition and outstanding for 90 days, as well as commitment fees or undrawn facilities. Pro forma cash interest expense does not include interest accruing on our £275.0 million shareholder PIK Loan.

Operational Data

	As of and for the year ended December 31,		
	2004	2005	2006
		(unaudited)	
Estate Agency			
House sales exchanged[1]	80,650	85,106	103,252
Average house price[2]	£173,162	£179,294	£193,545
Average commission rate[3]	1.69%	1.66%	1.67%
Number of branches[4]	884	1,064	1,059
Franchises	107	113	120
Lettings			
Properties under management (retail)	10,760[5]	18,026	18,943
Properties under management (corporate)	31,982[5]	34,975	36,381
Number of retail branches	123	129	134
Financial Services			
Total mortgages arranged[6]	48,769	48,432	61,354
Value	£4.6 billion	£5.1 billion	£7.1 billion
Panel mortgages arranged[7]	45,482	41,151	56,097
Value	£4.4 billion	£4.3 billion	£6.5 billion
Life insurance and mortgage payment protection policies sold	32,229	33,814	49,811
General insurance policies sold	42,260	42,027	56,711
Conversion rates			
Mortgages	60.5%	56.9%	59.4%
Life insurance and mortgage payment protection policies	40.0%	39.7%	48.2%
General insurance	52.4%	49.4%	54.9%
Surveying and Valuation			
Valuations and survey instructions completed	572,371	639,028	697,305
Conveyancing			
Total completions	42,600	53,367	66,751
In-house	33,530	24,089	27,676
Panelled[8]	9,165	22,231	30,251
Remortgages	—	7,047	8,824

(1) House sales exchanged is the number of residential property sales transactions which have reached the point at which the parties exchanged contracts, which is the point at which our commission on the listing and sale of the property at issue becomes payable.
(2) Average house price is the total sales value of properties sold divided by the number of house sales exchanged.
(3) Average commission rate is the total commission income divided by the number of house sales exchanged, expressed as a percentage of the average house price.
(4) Number of branches is as of December 31 of the applicable year and excludes franchises.
(5) Excludes properties managed by the Bradford & Bingley lettings business, which was acquired in October 2004.
(6) Total number of mortgages arranged is the number of mortgages exchanged within the year.
(7) Number of panel mortgages arranged is the number of mortgages exchanged within the year which were arranged through our lending panel.
(8) Number of completions instructed to our panel of conveyancers, principally through TitleAbsolute.

CAPITALIZATION

The following table sets forth our consolidated cash and cash equivalents and capitalization as of December 31, 2006:

- on a historical basis; and
- on a pro forma basis to give effect to the Transactions, as if these transactions had been completed as of December 31, 2006.

	As of December 31, 2006	
	Historical	Pro forma as adjusted
	(£ millions)	
Cash and cash equivalents(1)	**64.4**	**58.4**
Senior secured revolving credit facility(2)	—	27.2
Senior secured indebtedness	—	470.0
Senior indebtedness	—	170.0
Total cash pay debt	—	**667.2**
Shareholder loan notes(3)	—	275.0
Equity(4)	60.6	30.2
Total shareholder funding	**60.6**	**305.2**
Total capitalization	**60.6**	**972.4**

(1) Pro forma as adjusted cash and cash equivalents reflects the pro forma cash and cash equivalents balance as of December 31, 2006, adjusted for the assumed movements in cash up to the date of the Acquisition, which for the purposes of the purchase acquisition consideration and related borrowings is £58.4 million, the balance as of March 31, 2007. See "Unaudited Pro Forma Condensed Consolidated Financial Information."

(2) The senior secured revolving credit facility will provide for up to £100.0 million of senior secured revolving credit borrowings and letters of credit. We expect that £27.2 million will be drawn under the senior secured revolving credit facility on the closing date of the Acquisition, assuming that cash and cash equivalents is £58.4 million at the closing date.

(3) Represents £275.0 million of shareholder PIK loan notes issued by Castle HoldCo 2 to affiliates of Apollo. The proceeds of the issuance of the shareholder PIK loans have been lent on a subordinated basis to Castle HoldCo 4.

(4) Represents £30.2 million in cash contributed by affiliates of Apollo to Castle HoldCo 1 in exchange for ordinary shares in Castle HoldCo 1. This £30.2 million was invested by Castle HoldCo 1 through a subsidiary in Holdings and resulted in Holdings holding the entire share capital of Castle HoldCo 4.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

The following unaudited pro forma condensed consolidated financial information is based on the historical consolidated financial information of Countrywide, as adjusted to illustrate the estimated pro forma effects of the Transactions, including:

- the Acquisition, including the divesture of Rightmove,
- the incurrence of new indebtedness in connection with the Acquisition and the application of the proceeds thereof,
- the borrowing under the senior secured revolving credit facility on the closing date of the Acquisition and the application of the proceeds thereof,
- the equity contribution and shareholder loans, and
- the payment of certain fees and expenses associated with the Transactions.

The unaudited pro forma condensed consolidated balance sheet gives effect to the Transactions as if they had occurred on December 31, 2006 and the unaudited pro forma condensed consolidated statement of income gives effect to the Transactions as if they had occurred on January 1, 2006. The unaudited pro forma condensed consolidated financial information is for informational purposes only and is not intended to represent or to be indicative of the consolidated results of operations or financial position that Countrywide would have reported had the Transactions been completed as of the dates described, and should not be taken as representative of Countrywide's future consolidated results of operations or financial position.

The unaudited pro forma adjustments are based upon available information and certain assumptions that we believe to be reasonable. However, as of the date of the announcement, we have not performed the valuation studies necessary to estimate the fair values of the assets which have been acquired and the liabilities that have been assumed and the related allocation of the purchase price. Please refer to note (2) to the unaudited pro forma balance sheet for a further discussion of the purchase price allocation.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

	As of December 31, 2006		
	Historical[1]	Adjustments	Pro Forma
		Unaudited *(£'000s)*	
Non-current assets			
Goodwill	30,685	888,520[2]	919,205
Other intangible assets	6,143	—	6,143
Total intangible assets	36,828	888,520	925,348
Property, plant and equipment	22,780	—	22,780
Investments in joint ventures and associated undertakings	6,462	(3,702)[2]	2,760
Other financial assets	11,548	—	11,548
Total non-current assets	77,618	884,818	962,436
Current assets			
Cash and cash equivalents	64,370	—[3]	64,370
Other current assets	86,440	—	86,440
Total current assets	150,810	—	150,810
Total assets	228,428	884,818	1,113,246
Capital and revenues attributable to the equity shareholders			
Shareholders' equity	60,557	(30,357)[4]	30,200
Non-current liabilities			
Shareholder loans	—	275,000[5]	275,000
Senior secured indebtedness	—	470,000	470,000
Senior indebtedness	—	170,000	170,000
Debt issuance costs	—	(19,525)[6]	(19,525)
Defined benefit scheme liabilities	15,867	(10,289)[2]	5,578
Provisions	10,674	—	10,674
Deferred income	18,223	—	18,223
Total non-current liabilities	44,764	885,186	929,950
Current liabilities			
Senior secured revolving credit facility	—	27,200[7]	27,200
Trade and other payables	95,354	—	95,354
Defined benefit scheme liabilities	—	2,789[2]	2,789
Provisions	11,231	—	11,231
Other current liabilities	16,522	—	16,522
Total current liabilities	123,107	29,989	153,096
Total liabilities	167,871	915,175	1,083,046
Total equity and liabilities	**228,428**	**884,818**	**1,113,246**

See Notes to the Unaudited Pro Forma Condensed Consolidated Balance Sheet

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

(1) Represents the historical consolidated balance sheet of Countrywide, including the results of its equity investment in Rightmove plc. The opening net assets of Castle HoldCo 4 comprising of $1 of share capital are not separately reflected as they are not material.

(2) For the purpose of the pro forma presentation, the excess of our costs to acquire Countrywide over the historical book value of Countrywide's net assets acquired has been assumed to be goodwill. This analysis assumes the divesture by Countrywide of its investment in Rightmove at the date of the Acquisition and therefore the investment value of this investment will not form part of the net assets being acquired. As of the date of this announcement, we have not performed the valuation studies necessary to accurately estimate the fair values of the assets acquired and liabilities assumed. Accordingly, the excess of the purchase price over the historical equity has been reflected in its entirety as goodwill in the pro forma balance sheet. Ultimately, a portion of the purchase price may be allocated to other intangible assets with finite lives, which will result in an increase in amortization expense. We do not anticipate that allocating the purchase price to other assets or liabilities would materially impact recurring expenses other than non-cash amortising balances.

We do not expect the final purchase price allocation to have a significant impact on our future cash flows, EBITDA, EBITDA before exceptionals or Adjusted EBITDA. The following table reflects the adjustment to goodwill as a result of the initial allocation of purchase price to assets acquired and liabilities assumed:

		£'000s
Purchase price[(a)]		858,300
Assumed cash on balance sheet at closing[(b)]		58,400
Acquisition consideration		916,700
Other post-completion adjustments[(c)]		15,867
Estimated direct acquisition costs[(d)]		28,675
Aggregate Cost		961,242
Less: historical cost of assets acquired and liabilities assumed:		
Historical consolidated net assets	60,557	
Adjustment for payment of pension deficit balance at closing	15,867	
Adjustment to exclude historical goodwill	(30,685)	
Adjustment to exclude historical investment in Rightmove plc[(e)]	(3,702)	
Total adjusted historical fair value of assets acquired and liabilities assumed		42,037
Goodwill arising on Acquisition		919,205
Adjustment to eliminate historic goodwill		(30,685)
Net adjustment to goodwill		888,520

(a) Represents the purchase price of 530 pence per share offered and accepted by the shareholders at the EGM on April 13, 2007 excluding the assumed cash acquired on the balance sheet at March 31, 2007.

(b) Represents an assumed cash balance on closing of the Acquisition. For the purposes of these pro forma condensed consolidated financial statements we have assumed a cash and cash equivalents balance at March 31, 2007 of £58.4 million.

(c) Represents the settlement of the pension deficit at December 31, 2006 of £15.9 million. It is expected that approximately £7.5 million of the unfunded pension deficit will be paid on completion of the Acquisition and the remaining amount will be paid in three equal annual instalments of £2.8 million.

(d) Represents estimated direct acquisition costs, including financial advisory, legal, accounting and other costs.

(e) Represents the investment in Rightmove which is held on the historical balance sheet at December 31, 2006, contained within Investments in joint ventures and associated undertakings.

(3) Represents the adjustment to cash, calculated as follows:

	£'000s
Proceeds from new indebtedness	640,000
Funds from the senior secured revolving credit facility[a]	27,200
Shareholder funding including loans[b]	305,200
Acquisition consideration[c]	(916,700)
Payment of fees and expenses[d]	(48,200)
Initial payment of pension deficit[e]	(7,500)
Net adjustment to cash	—

(a) Represents funds drawn to finance the Acquisition, including the payment of fees and other transaction costs.
(b) Represents £30.2 million in equity contributions and £275.0 million in shareholder loans.
(c) Represents the purchase price of £858.3 million and assumed cash acquired on the balance sheet at March 31, 2007 of £58.4 million.
(d) Represents estimated fees and expenses associated with the Transactions, such as underwriting and placement fees in relation to the financing of £19.5 million and direct acquisition costs of £28.7 million.
(e) Represents the initial settlement of the unfunded pension deficit at December 31, 2006 payable on completion of the Acquisition.

(4) Represents the adjustment to eliminate historical shareholders' funds of Countrywide and to record equity contributions in Castle HoldCo 1 by affiliates of Apollo, the amounts of which are subsequently contributed by Castle HoldCo 1 to Castle HoldCo 4.

(5) Represents the Shareholder PIK loans with interest accruing at 12%, issued by Castle HoldCo 2 to affiliates of Apollo. The proceeds of this issuance have been lent on a subordinated basis to Castle HoldCo 4 and used to finance a portion of the Acquisition.

(6) Represents capitalization of estimated direct issuance costs in relation to the senior secured revolving credit facility, the incurrence of new indebtedness in connection with the Acquisition and arrangement of other financing facilities.

(7) Represents the estimated amounts drawn under the senior secured revolving credit facility of £27.2 million used to finance the Acquisition, including the payment of fees and other transaction costs.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED INCOME STATEMENT

	For the year ended December 31, 2006		
	Historical[1]	Adjustments	Pro Forma
		Unaudited (£'000s)	
Revenue	654,204	—	654,204
Other Income	17,399	—	17,399
Total Revenue	671,603	—	**671,603**
Employee benefit costs	(361,172)	—	(361,172)
Depreciation, amortization and impairment	(12,089)	— [2]	(12,089)
Regular expenses	(202,828)	— [5]	(202,828)
Group operating profit before exceptional items	**95,514**	—	**95,514**
Exceptional items (net)	(3,270)	—	(3,270)
Group operating profit	**92,244**	—	**92,244**
Net finance income/(expense)	751	(94,709)[4]	(93,958)
Share of profit post tax from joint ventures and associates	1,411	(934)[3]	477
Profit on part disposal of joint venture and associated undertakings	19,357	(16,737)[3]	2,620
Profit before taxation from continuing operations	**113,763**	**(112,380)**	**1,383**
Taxation	(31,907)	28,693[6]	(3,214)
Profit from continuing operations	**81,856**	**(83,687)**	**(1,831)**

See Notes to the Unaudited Pro Forma Condensed Consolidated Income Statement

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED INCOME STATEMENT

(1) Represents the historical consolidated income statement of Countrywide, including the results of its equity investment in Rightmove plc.

(2) As of the date of this announcement, we have not performed the valuation studies necessary to accurately estimate the fair values of the assets acquired and liabilities assumed. Accordingly, the excess of the purchase price over the historical equity has been reflected in total as goodwill in the pro forma condensed consolidated balance sheet. Ultimately, a portion of the purchase price may be allocated to other intangible assets with finite lives, which will result in an increase in amortization expense. We do not expect the final purchase price allocation to have a significant impact on our future cash flows, EBITDA, EBITDA before exceptionals or Adjusted EBITDA.

(3) At the date of the Acquisition, we have assumed that Rightmove plc will be divested.

(a) Therefore, for the year ended December 31, 2006, the share of post tax profits of this investment of £0.9 million have been adjusted.

(b) Therefore, the profit of £16.6 million on part disposal of a 8.5% holding in Rightmove has been adjusted. There is no tax effect of this profit.

(4) To reflect the interest expense of our new debt structure upon completion of the Transactions using an applicable LIBOR of 2.25%.

(5) Pro forma profit from continuing operations has not been adjusted for management's estimates in respect of future annual cost savings or estimated stand-alone cost savings.

(6) No adjustment to tax expense is reflected on the amortization of debt issuance costs or gain on sale of part disposal of investments due to the non-tax deductible nature of the amortization. The tax benefit from additional interest payable has been calculated assuming a corporation tax rate of 30%.

INDUSTRY

For an explanation of the sources used for some of the data in this section please see "Market and Industry Data."

UK Residential Property Market

We operate in the UK residential property market and derive the majority of our revenue from servicing the needs of buyers and sellers of existing homes and mortgage lenders. Participants in the UK residential property market provide a range of services to individuals and companies engaged in residential property transactions, including: (i) property sales (typically through an estate agency), (ii) lettings (including both agency services and property management), (iii) mortgage and insurance broking, (iv) surveying and valuation, (v) conveyancing and (vi) relocation. While some of the major integrated market participants provide limited relocation and moving services, this area of the market is generally left to specialist operators.

The economics of the UK residential property market, aside from lettings, are driven primarily by transaction volumes and house prices, which have historically been cyclical in nature. Estate agencies typically realize revenues as a percentage commission on the price of each home sold while most ancillary businesses, such as mortgage brokering, surveying and valuation and conveyancing, charge fees or commissions for products purchased and services provided in connection with a residential property transaction. Because the revenue streams of market participants are linked to individual home sales, the residential property industry generally benefits from increased transaction volumes, rising home prices and increased commission rates. Conversely, the industry is negatively impacted by decreases in transaction volumes, home prices and commission rates.

By contrast, in a typical lettings transaction, landlords and property managers realize revenues on a monthly basis over the term of the lease. Generally, revenues in the lettings business are more stable than revenues in the estate agency business, though fluctuations in the wider residential property market have an influence on rental property supply, prevailing rents and landlords' yields.

Industry Size and Trends

Consistent long-term data on the number of UK residential property transactions are generally not available. See "Market and Industry Data" for a discussion of the data and the sources used in this announcement. In 2006, the Land Registry of England and Wales registered approximately 1.25 million residential property transactions worth approximately £253.5 billion. According to the Council of Mortgage Lenders, approximately 1.14 million loans were advanced for house purchases in 2006 in the United Kingdom. Transaction volumes measured by both the Land Registry and the Council of Mortgage Lenders are, in each case, slightly above the average for the period from 1995 through 2006. Based on data from the Land Registry, the Council of Mortgage Lenders and HMRC, we believe that transaction volumes have increased at an average rate of approximately 3.5% per year from 1995 through 2006. While rising in absolute terms, transaction volumes have been highly volatile since 1980. The post-1992 peak in transaction volumes, which occurred in 2002, was approximately 75% higher than the low point experienced in 1995 on the basis of loans advanced for house purchases according to the Council of Mortgage Lenders.

In 2006, the average house price in the United Kingdom was £204,813 according to the DCLG, having increased at a CAGR of approximately 8.6% from 1980 through 2006. On the basis of DCLG figures, national average house prices have exhibited positive growth on a nominal basis every year since 1980 except for 1982 and 1992 when house prices declined by approximately 2.2% and 1.8%, respectively, from the prior year in each case. If inflation is taken into account, these declines were somewhat larger and lasted somewhat longer, and in 1995, the slight nominal increase in house prices would have been a decline.

Historical Perspective

Between 1980 and 2006, growth in the total value of houses sold in the UK residential property market outpaced nominal GDP growth. This increase was largely driven by price appreciation. During this period, the market experienced one significant reversal from 1988 to 1992. That reversal was driven primarily by a decrease in transaction volumes, which declined by approximately 47% from 1988 to 1992 based on HMRC data. During this period, nominal prices fell by approximately 1.8% from 1991 to 1992 on the basis of DCLG figures. These declines were the result of a combination of adverse changes in tax policy (in particular, the abolition of double mortgage interest deductions in 1988), the end of the initial wave of council housing purchases under the Right-to-Buy program, an economic recession and a series of rapid and significant increases in interest rates, which remained above 10% from July 21, 1988 to September 4, 1991.

Beginning in the late 1990s, when buy-to-let mortgages became more widely available, an increased number of speculative and buy-to-let investors entered the UK residential property market, increasing overall demand and contributing to sustained house price appreciation and volatility in transaction volumes.

Recent Industry Indicators

The following discussion outlines several recent indicators in the UK residential property market.

Transaction Volumes and Prices

The UK residential property market experienced a downturn based on transaction volumes that lasted from mid-2004 to mid-2005 as a result of a series of rapid interest rate increases and public warnings by senior Bank of England officials about the potential for house price declines. According to the Council of Mortgage Lenders, that period saw the fewest transactions since 1996 and an unusually rapid decline in activity levels. Transaction volumes began to recover in late 2005, and in 2006 returned to historically average levels of activity as recorded by the Land Registry and the Council of Mortgage Lenders, driven primarily by positive market sentiment and improving economic fundamentals, including GDP growth, low unemployment and improving consumer confidence. For a discussion of the limitations of historical transaction volume figures, see "Market and Industry Data."

According to the DCLG, house prices continued to increase through the mid-2004 to mid-2005 market downturn, although the growth rate of house prices fell from approximately 15.8% in 2004 to approximately 5.8% in 2005. Price growth accelerated in 2006 to approximately 7.4% according to the DCLG, driven primarily by an imbalance of demand and supply in the sector, increasing disposable income, continued GDP growth, a low interest rate environment and continued future capital gains expectations by purchasers.

Interest Rates

Historically, residential property transaction volumes have been closely correlated to interest rates. Bank of England base rates decreased from 17.0% at the beginning of 1980 to 5.0% at the end of 2006, although a rate increase in January 2007 increased the base rate to 5.25%. Between 1995 and 2006, each period of increasing interest rates led to a short-term downturn in residential property transaction volumes which, according to Land Registry data, were at their lowest point at or near the peak interest rate at that time.

Housing Stock

Housing stock in England, which includes owner occupied and rented dwellings, has historically experienced very low growth (approximately 0.8% per annum from 1980 through 2005 according to the DCLG), primarily due to significant barriers to new construction, including high land prices and cumbersome planning regulations. As a result of these supply constraints, the UK residential property market is primarily driven by resales of existing housing stock. This relative lack of supply has tended to put upward pressure on house prices over the long term.

Affordability and Mortgage Repossessions

Housing affordability is commonly expressed either as a ratio of house prices to income or as the percentage of income spent on mortgage interest payments. According to the Council of Mortgage Lenders, in 2006, the median price-to-income ratio, at 3.05 to 1.0, was significantly above the average of 2.28 to 1.0 for the period from 1980 through 2006. In 2006, according to the Council of Mortgage Lenders, the median percentage of income spent on mortgage interest payments, at 15.6%, was at its highest level since 1992, though only slightly below the 16.0% average for the period from 1980 through 2006. The percentage of income spent on mortgage interest payments is widely considered to be a better metric of affordability because it takes into account the cost of financing a home, which is generally the largest cost of home ownership.

The number of mortgage repossessions by lenders is related to affordability and measures the ability of homeowners to meet debt service obligations. Although the number of mortgage repossessions has risen sharply since 2005, according to the Council of Mortgage Lenders, the number of mortgage repossessions as a percentage of total loans remains low compared to the early 1990s, when mortgage repossessions were at historically high levels, triggered by rapid interest rate increases and a general economic downturn.

Mortgage Approvals

Historically, mortgage approval data has been an indicator of underlying short-term trends in the volume of residential property transactions. From 1995 through 2006, according to the Council of Mortgage Lenders, there was an average of approximately 1.14 million loans advanced for house purchases per annum, ranging from a low of approximately 799,000 in 1995 to a high of approximately 1.40 million in 2002. In 2006, lenders advanced approximately 1.14 million loans for house purchases according to the Council of Mortgage Lenders. Data from the Council of Mortgage Lenders shows that the number of loans advanced for house purchases has been flat since November 2006.

Home Ownership Rates and Aspirations

While the UK population has not grown significantly since 1980, the percentage of all households in England that are owner occupied increased from 57% in 1981 to 70% in 2006 according to the DCLG. This has the effect of supporting underlying demand as homeowners tend not move into rented accommodation, but instead buy another house. Additionally, according to surveys conducted by the British Market Research Bureau, in 2007, 84% of adults in Great Britain expressed a desire to live in owner-occupied housing in ten years' time, as compared to 78% of adults in Great Britain in 1983.

The following table sets out certain historical information with respect to the UK residential property market from 1980 to 2006.

Year	Sales[1]	Recordings[2]	Mortgages[3]	Price[4]	Interest rate[5]
	('000s)	*('000s)*	*('000s)*	£	
1980	1,267		720	23,596	14.00%
1981	1,351		730	24,188	14.38%
1982	1,542		839	23,644	10.00%
1983	1,669		953	26,471	9.06%
1984	1,760		1,071	29,106	9.50%
1985	1,743		1,073	31,103	11.38%
1986	1,801		1,248	36,276	10.88%
1987	1,937		1,108	40,391	8.38%
1988	2,148		1,250	49,355	12.88%
1989	1,580		886	54,846	14.88%
1990	1,398		784	59,785	13.88%
1991	1,306		723	62,455	10.38%
1992	1,136		873	61,336	6.88%
1993	1,196		951	62,333	5.38%
1994	1,274		959	64,787	6.13%
1995	1,135	800	799	65,644	6.38%
1996	1,242	967	957	70,626	5.94%
1997	1,440	1,095	1,104	76,103	7.25%
1998	1,347	1,039	1,088	81,774	6.25%
1999	1,469	1,190	1,254	92,521	5.50%
2000	1,433	1,142	1,123	101,550	6.00%
2001	1,458	1,261	1,314	112,835	4.00%
2002	1,588	1,362	1,397	128,265	4.00%
2003	1,345	1,277	1,252	155,627	3.75%
2004	1,793[6]	1,294	1,245	180,248	4.75%
2005	1,531	1,067	1,014	190,760	4.50%
2006	1,774	1,246	1,142	204,813	5.00%

Note: See "Market and Industry Data" for a discussion of the data and the sources used in this announcement.

(1) As noted in "Market and Industry Data," historical data on transaction volumes in the UK residential property market do not have a universally recognized authoritative source. Here, "sales" refers to transactions recorded by HMRC on the basis of stamp duty filings. As noted in note 6, below, the transactions subject to this filing changed in late 2003, resulting in a discontinuity in the data.

(2) "Recordings" refers to property transactions recorded by the Land Registry of England and Wales. The Land Registry began recording such transactions in 1995.

(3) "Mortgages" refers to the number of loans advanced for house purchases as determined by the Council of Mortgage Lenders on the basis of surveys of its membership.

(4) Average price of houses sold in the United Kingdom in the year indicated, not adjusted for inflation, according to DCLG relying on HMRC stamp duty returns.

(5) Bank of England published base rate as of December 31 of the year indicated. In most years, the base rate changed multiple times during the year. Mortgages rates are generally tied to the base rate with either a discount or a premium, and fixed rate mortgages for periods exceeding seven years are relatively rare.

(6) In late 2003, HMRC changed the type of transactions subject to the particular stamp duty filing which forms the basis of the data collection for transaction volumes since the late 1970s. As a result, HMRC transaction volumes data collected since 2003 are not comparable to data collected prior to that year, as we believe that the post-2003 methodology captures approximately 300,000 to 400,000 transactions per year that would not have been recorded under the previous methodology. As a result, the 2004 numbers reported by HMRC show a 448,000 increase in transaction volumes as compared to 2003, which we do not believe, based on our experience and other measures of transaction volumes, is a fair reflection of the trends in the UK residential property market between 2003 and 2004. Other data collections arrive at transaction volumes differently.

Industry Segments

The following provides a discussion of the various segments that comprise the UK residential property market.

Estate Agencies

Home sellers engage estate agents to market and sell their homes for a commission. UK estate agency commission rates have traditionally varied between 1.5% to 2.0% since 1980, but have experienced a slight downward movement during that time, and have demonstrated some evidence of countercyclical movement with overall house prices and transaction volumes. During periods of reduced transaction volumes, commission levels generally increase as estate agents demand compensation for adding a listing (and its attendant marketing costs) to an already large inventory, while in more active markets, commissions decline as estate agencies compete for listings. Commission levels tend to vary regionally, and certain agents are able to command higher, and in some cases premium, commissions as a result of their perceived selling clout. The level of commission also (i) varies inversely with the size of the transaction and (ii) is dependent upon whether the estate agent is engaged on an exclusive or multiple basis. In London, however, some higher-value transactions attract higher commission levels on the basis that the commission is likely to be split between a seller's agent and a buyer's agent (which are otherwise rare in the UK residential property market).

Estate agencies can generally be grouped into four categories:

- high-end national agencies offering expensive properties to an international clientele; for example, Savills, Knight Frank and Sotheby's;
- mass-market national agents headed by the three largest: Countrywide, Connells and LSL Property Services, all of which operate under multiple local brands;
- mass-market regional agents, such as Arun Estate Agencies (South East); and
- smaller independent agents with local or regional presence.

Currently, estate agents in the United Kingdom do not have to be registered or certified to operate, leading to a very fragmented market with many small local agencies. Only a few firms with nationwide operations exist, including Countrywide, Connells and LSL Property Services. Each of the national estate agency chains trade under multiple brands and operate, to varying degrees, through a franchising system. No estate agency has yet developed a true nationwide mass-market brand, although at the very high end of the market a few strong brands have been established (such as Jackson-Stops & Staff, Harrods and Cluttons). Some stronger regional brands have also emerged (such as Foxtons in London). In Scotland, solicitor estate agents, combining the listing, marketing and conveyancing roles are increasingly common.

There has been some consolidation among the larger estate agents in recent years, driven in part by some financial institutions (typically ex-building societies and insurance companies) shedding their estate agency businesses. This trend allowed Countrywide to acquire Friends Provident's estate agency business in September 2002 and Bradford & Bingley Group plc's chain of estate agencies in October 2004. See "Business—History." Similarly, in 2003, Royal & SunAlliance Insurance Group plc sold its Sequence (UK) Limited estate agency branches to Connells Limited (itself a subsidiary of the Skipton Building Society Group) and in 2005, LSL Property Services acquired Reeds Rains.

As of yet, there has been little evidence that the internet has seriously disrupted or disintermediated the role of estate agencies in the typical UK residential property transaction, except insofar as it has provided a new advertising platform for listings.

Lettings

Generally, revenues in the lettings business are more stable than revenues in the estate agency business, though fluctuations in the wider residential property market have an influence on rental property supply, prevailing rents and landlords' yields. A recent trend has been the rise of "buy-to-let" investors, who have increased the supply of rental properties on the market (both by letting properties that would have once been sold for owner-occupation and by attracting new construction, typically two-bedroom flats in large cities). At the same time, however, this increased supply has begun to put downward pressure on rents, which combined with rising

interest rates, has put pressure on such investors' yields. That pressure may reduce supply in the future as buy-to-let investors exit the market.

The lettings business resembles the estate agency business in the United Kingdom in that lettings agencies typically market properties owned by third parties to prospective renters out of retail shop fronts. In many cases, estate agencies (including many London-based estate agencies) themselves will maintain books of rental properties in addition to their core list of properties for sale. Lettings agents are typically paid a percentage of the rent payable from tenants, the amount of which is dependent upon the services the lettings agent provides to the landlord. When a lettings agent merely finds the tenant (a "let-only" arrangement), that fee is generally 10% of the total rent payable over the duration of the lease, and is paid at the beginning of the tenancy. When the lettings agent also manages the property (for example, by collecting rent, serving as the primary point of contact for the tenant, arranging repairs and otherwise managing the property), the typical fee is 15% of the total rent payable over the duration of the lease, which the property manager receives as the tenant pays the rent. This management arrangement can cover a single property or an entire apartment building. In addition, the lettings agent will generally receive various fees from the tenant and landlord directly at the start of the lease.

The competitive landscape for the lettings business is different than that of the estate agency business. It consists of Countrywide, which by some margin has the largest non-franchised network of lettings offices, several large franchise networks, a smaller number of regional and local firms and a very large number of single-branch or single-market businesses.

Mortgage and Insurance Broking

Most UK residential property transactions are financed with some form of mortgage lending. There are three types of mortgage and insurance brokers and providers in the UK residential property market:

- directly regulated independent financial advisers (such as Alexander Hall) and appointed representatives of FSA-authorized entities (such as the members of the Sesame and Bankhall networks) which arrange mortgages with the whole market of mortgage lenders or a selected panel in exchange for a flat fee payable by the applicant or a commission from the mortgage lender or both;
- estate agents with an in-house financial advisory business (including Countrywide, Connells and LSL Property Services), that typically arrange mortgages from a panel of lenders and
- mortgage lenders, such as ING Direct, that market their products directly to the public.

Internet price aggregators and newspaper league tables, which provide details of the full range of lenders' mortgage offerings, allow users to contact lenders directly and provide a form of indirect competition to mortgage brokers.

From 1995 through 2006, according to the Council of Mortgage Lenders, there was an average of 1.14 million loans per annum advanced for house purchases, ranging from a low of approximately 799,000 in 1995 to a high of approximately 1.40 million in 2002. In 2006, lenders advanced approximately 1.14 million loans for house purchases according to the Council of Mortgage Lenders. Most mortgage lenders will require that the purchaser take out some kind of insurance on the property securing the mortgage and may also have ties with providers of life insurance and mortgage payment protection policies, and, as a result, most mortgage brokers also sell some form of insurance products.

The economics of the mortgage and insurance brokering business are driven by many of the same factors that drive the UK residential property market as a whole. Brokers are generally paid a procurement fee, as well as a commission (typically either a fixed administration fee or a fee based on the percentage of the loan). In addition to such fees, mortgage lenders also compensate estate agencies indirectly via referred surveying and valuation business for a place on the panel of in-house mortgage offerings. We believe that larger brokerages, such as Countrywide, are generally able to extract better compensation terms from the lenders on their panels than smaller agencies.

Surveying and Valuation

There are two main types of surveys in the typical residential property transaction. The first is a basic survey commissioned by lenders as a condition for lending designed to elicit a valuation for the property being mortgaged. The second is a more comprehensive evaluation commissioned by the borrower to assess the quality of the property.

In both cases, typically the cost is borne directly or indirectly by the borrower (some valuations are offered "free" to the borrower by the lender). Since lenders commission the first type of survey to support their lending decision, they tend to prefer larger and more reputable providers of valuation services that can deliver consistent assessments. As mentioned above, lenders also direct survey work to integrated estate agencies as compensation for a place on their mortgage panels. Because these types of surveys and valuations are undertaken in the context of a residential property transaction, revenues in the business are driven by overall transaction volumes in the industry.

Valuations are also typically required in the remortgage market. Remortgage valuations are generally less detailed than purchase mortgage valuations. For particularly low-risk transactions (where the loan to value is less than 70%) some lenders have been relying on Automated Valuation Models, which value a property on the basis of recent sales data for similar properties in similar locations and certain other metrics without a site visit. The increased use of these models could threaten the low-margin remortgage valuation business of some surveying and valuation firms and, if more widely adopted, could pose a competitive threat to traditional surveying and valuation businesses.

The surveying and valuation market is relatively consolidated; with Countrywide, e-Surv (part of LSL Property Services), Connells, Colleys (part of the HBOS Group) and Allied comprising the bulk of the residential property surveying and valuation market.

Conveyancing

Conveyancing is the act of transferring the legal title in a property from one person to another. In England and Wales, specialized firms have arisen to perform this function, which typically involves preparing and negotiating the property sale agreement and performing the relevant searches to ensure that title is validly transferred to the purchaser and that there are no undisclosed encumbrances, nonconforming building works or other impediments to the intended use of the property.

In England and Wales, these services are usually performed by a solicitor or a licensed conveyancer. The UK conveyancing market is price competitive and highly fragmented, with a large number of firms of solicitors and specialist conveyancing companies. Most estate agencies have referral panels of conveyancing providers and some, including Countrywide, have in-house operations to service their own transactions.

Electronic conveyancing is intended to simplify the house buying process in the United Kingdom by allowing conveyancers to electronically track the status of a conveyance and permitting the electronic completion of documents and payment of fees in connection with a house purchase. To the extent electronic conveyancing becomes widely used, new entrants, such as supermarkets, could pose a competitive threat to existing providers.

Relocation

Relocation is a broad term encompassing activities from corporate relocation services for expatriates to informal moving services. While most domestic moving services are provided by specialist operators, some of the larger estate and lettings agencies, including Countrywide and Connells, offer their corporate clients specialized employee relocation services. Such services include assisting employees with selling their homes, finding employees temporary or permanent accommodations in their new location and managing the property of employees who were unable to sell their homes before relocating.

Recent Developments

The Housing Act 2004 imposed a number of new requirements on participants in the UK residential property market.

Beginning on June 1, 2007, a Home Information Pack, which is a set of documents providing information about the property for sale, such as a summary of the proposed terms of the sale, evidence of title and information regarding the energy efficiency of the home, will have to be prepared prior to a property's being put on the open market for sale with vacant possession in England and Wales. A similar requirement is planned for Scotland in 2008. The effects of the new requirement on the UK residential property market are uncertain as producing a Home Information Pack will impose new costs on sellers at the beginning of the process of selling a house, which may discourage prospective sellers from listing properties for sale. In addition, the capacity of the UK residential property services industry to provide the Home Information Packs in a timely fashion is untested.

Further, the Housing Act 2004 effectively requires estate agencies to join the Ombudsman for Estate Agencies (or a similar program), which imposes on estate agencies certain duties of fair dealing to home buyers, who have traditionally been unrepresented in the UK residential property market. As the specific requirements of this duty are developed, certain business practices may change.

Finally, the Housing Act 2004 continued the recent trend of regulation of the lettings business, imposing new requirements on deposit taking and multiple occupancy houses. This increasing regulation may serve to encourage smaller landlords to use property management services.

BUSINESS

Our Company

We are the leading estate-agency based residential property service provider in the United Kingdom, measured by both revenue and transaction volumes. We operate in five complementary businesses: (i) residential property sales, (ii) residential property lettings and property management, (iii) arranging mortgages, insurance and related financial products for participants in residential property transactions, (iv) surveying and valuation services for mortgage lenders and prospective homebuyers and (v) residential property conveyancing services. Our business operates in approximately 670 towns throughout the United Kingdom, including almost every major UK population center. More than 90% of the revenue and more than 85% of the operating profit of our Estate Agency Division was generated outside of the London market, in each case in the year ended December 31, 2006. We are also well integrated along the value chain and in the year ended December 31, 2006, we sold 103,252 houses at an average sale price of £193,545, arranged mortgages in respect of 59.4% of our house sales exchanged in such year and sold life insurance and mortgage payment protection policies in respect of 48.2% of our house sales exchanged in such year and general insurance policies in respect of 54.9% of our house sales exchanged in such year. During the same period, we also completed 697,305 surveys and valuations for both lenders and prospective homebuyers and 66,751 conveyances. In addition, as of December 31, 2006, we had 55,324 rental properties under management. We believe that the strength of our broad product offering allows our company to capture revenue streams across every stage of a typical residential property transaction from listing to completion.

Our Estate Agency Division is the United Kingdom's largest estate agency network, with 1,179 branches (including franchisees) throughout the country as of December 31, 2006, and operates under such well-known local brands as Bairstow Eves, John D Wood & Co., Mann & Co., Dixons, Bridgfords, Taylors, Slater Hogg & Howison and Gascoigne-Pees.

History

Our predecessor came into existence in 1986 when the first two estate agency groups in the United Kingdom to be listed on the London Stock Exchange, Bairstow Eves and Mann & Co., were acquired by Hambros plc and merged to form Hambro Countrywide. Other acquisitions and new ventures followed, including, in 1988, the establishment of Hambro Assured (a life insurance provider).

In October 1994 we acquired 301 estate agency branches and the Nationwide Surveyors business from the Nationwide Building Society. The Nationwide Surveyors business was combined with our existing Countrywide Surveyors business to create what was at the time, and remains, the largest residential surveying and valuation business in the United Kingdom, measured by number of surveyors. Many of the estate agency branches acquired provided residential letting and management services and in 1995, those lettings operations were merged with our existing letting and property management business under the Countrywide Residential Lettings brand.

Between 1995 and 1998, we acquired additional estate agency businesses, including Spencers, based in and around Leicester, and three major London businesses: Faron Sutaria (estate agency and lettings), John D Wood & Co. (estate agency and lettings) and PKL (residential lettings) to complement our extensive branch network outside of central London. In 1997, we established Hambro Countrywide Conveyancing which formed the basis of our residential conveyancing business.

In mid-1998, we acquired more than 100 surveyors from Royal & SunAlliance Property Services to further consolidate our leading position in the United Kingdom's residential surveying and valuation market. In that same year, our predecessor was demerged from our controlling shareholder, Hambros plc. Thereafter, the name of our business was changed to Countrywide Assured Group plc, with the life insurance subsidiary renamed Countrywide Assured plc.

In February 2000, we launched Rightmove, an internet property portal and established Rightmove as a joint venture with Halifax Estate Agencies, Royal & SunAlliance Property Services and Connells later that year.

In 2002, we acquired 104 branches from Friends Provident Estate Agents. Also in 2002, we entered into a long term distribution agreement with Friends Provident for the distribution of mortgage-related insurance protection products, equivalent to those then being offered by our life insurance business. Our life insurance business was thereafter substantially closed to new business and eventually demerged as Chesnara plc in 2004. In 2004, we became Countrywide, and listed our shares on the London Stock Exchange.

In October 2004, we acquired the estate agency, lettings and estate-agency-based financial services operations of the Bradford & Bingley Group and the related Securemove surveying and valuation business, comprising 307 branches and 270 surveyors.

In March 2006, Rightmove plc was successfully floated on the London Stock Exchange; we retained a 21.5% stake in the business.

On March 2, 2007, Castle HoldCo 4, Ltd., a special purpose vehicle beneficially owned by funds advised by Apollo Management L.P. announced an offer amended on April 11, 2007, recommended by the Countrywide Board of Directors, for the entire issued and to be issued share capital of Countrywide of 530 pence in cash and 0.16487 Rightmove shares per Countrywide share. The Acquisition was approved by Countrywide shareholders at an extraordinary general meeting held on April 13, 2007, but remains subject to the sanction of the High Court of Justice in England and Wales (the "Court"), regulatory approval and other customary closing conditions. The sanction from the Court is expected on or about May 4, 2007 and, until then, Countrywide will operate independently.

Our Operations

The following table shows each of our operating divisions' contributions to revenue and operating profit in the year ended December 31, 2006.

	For the year ended December 31, 2006			
Division	Revenue[1]	% of total	Operating profit before exceptional and other non-recurring items	% of total
	(audited)			
	(£'000s and as a percentage of total revenue)		*(£'000s and as a percentage of operating profit before exceptional and other non-recurring items)*	
Estate Agency	361,822	55.3%	53,470	56.0%
Lettings	43,913	6.7%	7,963	8.3%
Financial Services	91,577	14.0%	20,973	22.0%
Surveying and Valuation	136,844	20.9%	26,733	28.0%
Conveyancing	22,731	3.5%	(250)	(0.3)%
Eliminations[2]	(2,683)	(0.4)%	—	—
Unallocated expenses[3]	—	—	(10,931)	(11.4)%
Non-recurring items[4]	—	—	(2,444)	(2.6)%
Total	**654,204**	**100.0%**	**95,514**	**100.0%**

(1) Excluding other and exceptional income.
(2) Eliminations represent intercompany sales primarily from the Estate Agency Division to the Conveyancing Division.
(3) Unallocated items relate primarily to certain head office costs.
(4) Non-recurring items include other non-material one-off transactions, including impairment and business closure costs, offset by profit on disposal of business.

As demonstrated in the following example, we provide services at every stage of the typical UK residential property sale, from listing to completion.

In the typical UK residential property transaction involving our business, a prospective seller of residential property instructs one of our estate agency branches to list and market the property for sale in exchange for a fee payable to the branch on the closing of the successful sale. The fee is calculated as a percentage of the sale price of the property and varies according to whether the engagement is an exclusive listing (where the particular branch is the only agent engaged to market the property) or a multiple agent listing; the asking price of the property; and general market conditions. Typical marketing efforts include displaying information about the property in the branch and in advertisements in local newspapers and magazines, displaying sign boards at the property and listing the property with Rightmove and on our own websites.

Prospective purchasers generally learn about the property through one of the means described above and contact the relevant branch to arrange a viewing. As part of the initial meeting, the branch will offer the prospective purchaser advice, through our Financial Services Division, about the size of a mortgage he or she can afford. If the prospective purchaser wants to purchase the property, the branch will organize the delivery of a formal offer from the purchaser to the seller. When the terms of the purchase have been agreed, the branch will give the purchaser the opportunity to meet with an in-branch (in most cases) representative of our Financial Services Division to arrange a mortgage and any necessary insurance products. The purchaser will also be offered surveying services from our Surveying and Valuation Division, which in many cases will also provide the survey and valuation to the mortgage lender. Finally, we will offer both the seller and purchaser conveyancing services to complete all necessary legal work in connection with the sale.

In addition to the estate agency fee earned by us on the sale of the property and potential conveyancing fees earned from the seller and the purchaser, securing the mortgage for the purchaser generates a fee from our mortgage panel and potential further fees for the Surveying and Valuation Division from both the mortgage lender and the prospective purchaser. The sale of life insurance, mortgage payment protection policies and general insurance products generates a fee directly from the providers of those products.

The operation of our retail lettings business is similar to that of our estate agency business. During the marketing process, we offer both landlord and tenant specialized insurance products. However, we do not offer conveyancing or surveying and valuation services to our lettings customers.

Estate Agency Division

Our Estate Agency Division comprises our 1,059 company-owned estate agency branches and our 120 franchised branches operating under the Bairstow Eves brand. For the year ended December 31, 2006, the Estate Agency Division generated revenue of £361.8 million and operating profit of £53.5 million.

The following table sets out certain operating data in respect of the Estate Agency Division.

	As of and for the year ended December 31, 2006
	(unaudited)
Branches	
Owned	1,059
Franchised	120
House sales exchanged	103,252
Average commission rate	1.67%
Average house price	£193,545
Average headcount	6,454

Our Branch Network

As noted above, our estate agency branches are the key entry point to the products and services that we offer to our customers. Our branches are located in approximately 670 towns, including almost every major UK population center, with the greatest concentration in England. The following table details the number of branches per region and each region's percentage of the total:

	As of December 31, 2006	
	Number of branches	Percentage of total
	(unaudited)	
Region		
South East	362	34%
Midlands	134	13%
Scotland	40	4%
London	26	2%
North	167	16%
East	105	10%
South and South West	204	19%
New homes, auctions and others	21	2%
Total	**1,059**	**100.0%**

Branch Network Management

We monitor each branch's contribution to revenue and operating profit and take steps to improve the performance of under-performing branches. In exceptional circumstances, we will close a branch, typically at the termination of its lease. We continuously examine opportunities to open new branches in attractive local markets, both in areas in which we currently have operations as well as in new locations.

Franchising

As of December 31, 2006, we had 120 franchised estate agency branches, trading under the Bairstow Eves brand. In general, our franchise fees consist of an upfront payment and a portion of all commissions paid to the franchisee. Although the returns are not large we believe our franchising model allows us to extend our distributive capacity and brand recognition with limited increases to our fixed cost base and manage our branch footprint while decreasing our operational risk.

We provide a full range of sales and marketing support and training programs to all of our franchisees. We monitor our franchisees' financial and customer service performance on an ongoing basis. Our franchise agreements contain customary non-compete and quality maintenance provisions that allow us to terminate franchisees that fail to meet our standards.

For the year ended December 31, 2006, our franchises accounted for less than 1% of our revenue and operating profit.

Our Brands

Our estate agencies operate under 35 well-known local brands such as Bairstow Eves, John D Wood & Co., Mann & Co., Dixons, Bridgfords, Taylors, Slater Hogg & Howison and Gascoigne-Pees. We do not engage in significant brand advertising or marketing, but rather promote our brands indirectly as a result of our marketing efforts on behalf of properties we sell.

Bairstow Eves is our largest brand in terms of number of branches and contribution to operating profit.

Most of our brands began trading as regional estate agencies that were later acquired by us. See "—History." As the estate agency business is highly fragmented in terms of both geography and pricing, we believe maintaining multiple local brands is important to our ability to increase our market share and the overall number of listings we obtain. For example, in Chelmsford, we have four estate agency branches trading under different brands in close proximity. Abbotts, Bairstow Eves and Taylors serve the midmarket in Chelmsford, while John D Wood & Co. specializes in higher-end properties in that area. Accordingly, we have not consolidated our brands (although we have rebranded certain individual branches).

Employees

We had an average of approximately 6,454 employees in our estate agency branch network for the year ended December 31, 2006. We manage the number of staff per branch based on market conditions, relying on natural attrition among our estate agents for the most part during periods of market declines. Staff turnover in our Estate Agency Division in the year ended December 31, 2006 was 47.2%. We provide our estate agents with training throughout their careers.

Currently, the compensation package for our estate agents consists of a fixed annual salary and variable components. The variable components are tied to the agent's ability to successfully execute property transactions.

Regulation

Individual estate agents are not currently subject to licensing or other forms of professional qualification in the United Kingdom. We are, however, required to comply with the Estate Agents Act 1979, which forbids misleading claims and false descriptions of properties and requires us to:

- provide sellers with written details of all offers;
- inform sellers about potential conflicts of interest; and
- follow certain procedures with respect to moneys we hold on behalf of our clients.

Failure to abide by these rules could result in the Office of Fair Trading banning an individual or a firm from working as an estate agent. In addition, we are members of the Ombudsman for Estate Agents which provides a mediation service in the event of disputes between our customers and ourselves.

In addition, the UK Property Misdescriptions Act 1991 makes it an offence for an estate agent or property developer to make false or misleading statements in the course of its business about various property related matters, including location or address; aspect, view, outlook or environment; accommodation, measurements and sizes; or physical or structural characteristics. The Property Misdescriptions Act 1991 is enforced by local authorities' trading standards officers, who have the authority to seek fines against the offending agent or agency.

Beginning on June 1, 2007, the seller of each residential property will need to provide a Home Information Pack prior to the initiation of the marketing of the property. An estate agency which markets a property without such a Home Information Pack in place will be subject to fines or in extreme cases be banned from operating as an estate agency under the Estate Agents Act. Similar requirements are pending in Scotland and are expected to come into force in 2008.

As members of the Ombudsman for Estate Agents, our estate agencies have a duty of fair dealing on behalf of prospective purchasers in addition to our duty of care to sellers. As a result, prospective purchasers have redress against us, which has increased our risk of becoming embroiled in regulatory or legal proceedings and could result in changes in our operating practices. From July 1, 2007, membership in the Ombudsman program will effectively become compulsory.

Competition

Estate agents compete for listings and prospective purchasers, primarily on the basis of services offered, reputation, personal contacts and commission rates in the case of listings, and the amount and quality of properties listed in the case of prospective purchasers. As noted in "Industry—Industry Segments—Estate Agencies" the estate agency business in the United Kingdom is very fragmented and participants vary from national estate agency chains, including ourselves, Connells, LSL Property Services and Halifax Estate Agencies, to local independent estate agents. We have the largest branch network of any national estate agency chain, as demonstrated in the following table (figures are as of January 1, 2007):

Chain	Number of Branches
1. Countrywide	1,176[(1)]
2. Connells	496
3. LSL Property Services	420
4. Halifax Estate Agencies	329
5. Spicerhaart	231
6. Arun Estates	123
7. Savills	73
8. Kinleigh Folkard & Hayward	67
9. Hamptons International	65
10. Humberts	61

Source: Estate Agency News, January 2007

(1) This figure excludes three of our branches dedicated to the sale of new homes.

Other Activities

Our Estate Agency Division also provides the following property services, largely for corporate clients and banks:

Auctions. Through Countrywide Property Auctions, we hold regular property auctions throughout the year for properties that sellers need to dispose of quickly.

Repossession Solutions. We arrange for the possession, refurbishment and sale of properties that have been repossessed by banks, building societies and other lenders.

Part-exchange Solutions. New home builders occasionally accept property in part exchange for a new home. We arrange for the sale of these properties on behalf of the builders.

Collectively, these activities generated less than 1% of our revenue and operating profit for the year ended December 31, 2006.

Lettings Division

The Lettings Division encompasses our retail lettings operations and our corporate property management business. The Lettings Division generated £43.9 million in revenue and £8.0 million in operating profit for the year ended December 31, 2006.

The following table sets out certain operating data in respect of the Lettings Division.

	As of December 31, 2006
	(unaudited)
Properties under management (retail)	18,943
Properties under management (corporate)	36,381
Retail branches	134

Our Services

The Lettings Division has two principal lines of business:

Retail Lettings. Our retail lettings business, which accounted for the majority of the Letting's Division's revenue for the year ended December 31, 2006, lists residential properties to let in assured shorthold tenancies (the commonest type of residential tenancy arrangement in the United Kingdom) with our retail lettings branches and provides landlords with three tiers of services:

- "let only," in which we find and vet potential tenants for a property in exchange for up to 10% of the rents payable for the term of the tenancy (typically 6 months), paid out of the first month's rent;
- lettings and rent collection, in which we find the tenant, prepare the relevant documentation and collect rent from the tenant on an ongoing basis in exchange for up to 12% of the monthly rent, paid over the course of the tenancy; and
- property management, in which we find the tenant, prepare the relevant documentation, collect rent, serve as the primary point of contact for the tenant, arrange repairs and otherwise manage the property, in exchange for up to 15% of the monthly rent, paid over the course of the tenancy.

We also charge tenants upfront administrative and other fees at the commencement of the lease. Principally in London, with respect to the let-only business we are also able to secure renewal fees from landlords and tenants upon the renewal of a lease and a further percentage of the rent payable under the new lease.

Corporate Property Management. Our corporate property management business consists of three principal activities:

- leasehold management for residential apartment blocks and other long-leasehold residential properties, consisting of administrative and maintenance services for both residents' associations and freeholders;
- commercial property management for office parks and other commercial premises, consisting of rent collection, tenant relationship management and maintenance for commercial property landlords and pension trustees (which often own commercial property under Self-Invested Personal Pension plans) and;
- residential property management for investors; and corporate clients with large portfolios of residential property or apartment blocks.

These services are generally provided in exchange for a percentage of the rent or on a fee-per-unit basis.

Our Branch Network

Our retail lettings business operates outside London largely through Countrywide Residential Lettings, with 81 branches co-located with our estate agencies and 32 dedicated lettings-only branches as of January 1, 2007. These branches are largely concentrated in the South East and South regions of England. In London, our residential lettings business has 12 branches, which are largely co-located. Our corporate property management business has 11 co-located or stand-alone offices throughout England and Scotland.

Branch Network Management

In the past five years, we have considerably increased the size of our lettings branch network, particularly through the 2004 addition of 69 branches acquired in connection with the Bradford & Bingley acquisition. Increasingly, we have found that dedicated lettings-only high-street branches achieve superior results compared to branches co-located with estate agencies. We are continuously examining opportunities to open or acquire new lettings branches in attractive locations. In February 2007, we acquired a single-branch lettings business in Nottingham.

We do not currently enter into franchise arrangements with respect to our lettings business.

Our Brands

Outside London, our retail lettings business operates largely under our Countrywide Residential Lettings brand and, primarily in markets where we already have a Countrywide Residential Lettings presence, under certain of our estate agency brands. Inside London and its immediate environs, our lettings business operates on a co-located basis under our Faron Sutaria, Gasgoine Pees and John D Wood & Co. brands.

Our corporate property management business operates under our Countrywide Property Management brand.

Employees

We have had an average of approximately 930 employees in our Lettings Division for the year ended December 31, 2006, consisting of lettings negotiators (the lettings business' equivalent of estate agents), property managers and administrative staff.

Like our estate agents, the compensation package for our lettings negotiators consists of a fixed annual salary and a variable component. Our property managers and administrative staff receive a higher proportion of fixed salary than our lettings negotiators, but are also eligible for various performance bonuses.

Regulation

Lettings negotiators are not subject to individual licensing or qualification requirements or the Estate Agency Act 1979. We are, however, members of the Ombudsman for Estate Agents and the Association of Residential Letting Agents, respectively, which are empowered to hear complaints about lettings practices.

Under the Housing Act 2004, from April 6, 2007, deposits taken from tenants in assured shorthold tenancies must be either deposited in a deposit protection program or covered by approved insurance arrangements in order to safeguard the deposit during the tenancy and any dispute proceedings. This requirement and the related procedures may impose additional administrative and compliance costs on our Lettings Division's operations, but may also encourage more landlords to let their properties through dedicated lettings agencies or to seek professional management. In addition, we manage a small number of properties (primarily student housing) subject to local licensing as "Houses under Multiple Occupation" which are required to meet certain standards.

In addition we are responsible for ensuring that the properties we manage meet all the relevant health and safety regulations.

Competition

Lettings agencies compete for listings and prospective tenants on the basis of services offered, reputation, personal contacts and fees in the case of listings, and the amount and quality of properties listed in the case of tenants. We have the largest non-franchised branch network of any lettings agent in the United Kingdom. Our primary nationwide competition consists of Martin & Co., Belvoir and Castle Estates (all of which are franchised brands) and Your Move and RO Leaders (which are company-owned networks), along with many other regional, local and specialized lettings agents.

Other Activities

Our Lettings Division also provides the following products and services:

Insurance. We sell own-brand, AXA-underwritten rent protection, household and contents and property owners' liability insurance to landlords and tenants under the "lets-cover.co.uk" brand through Countrywide Residential Lettings Limited, which is an Appointed Representative of Countrywide Principal Services Ltd.

Relocation. We offer executive relocation services to corporate clients, largely in London and emergency nationwide relocation services to insurers whose policy holders have suffered the loss of their home.

Collectively, these activities generated less than 1% of our revenue and operating profit for the year ended December 31, 2006.

Financial Services Division

Our Financial Services Division sells third party financial services products through a dedicated sales force primarily to customers of our Estate Agency Division. The primary financial services products sold by our Financial Services Division are mortgages, general insurance policies, term life insurance and mortgage payment protection policies. The Financial Services Division generated £91.6 million in revenue and £21.0 million in operating profit in the year ended December 31, 2006.

The following table sets out certain operating data in respect of the Financial Services Division.

	For the year ended December 31, 2006
	(unaudited)
Total mortgages arranged	61,354
Value	£7.1 billion
Panel mortgages arranged	56,097
Value	£6.5 billion
Life insurance and mortgage payment protection policies sold	49,811
General insurance policies sold	56,711
Conversion rates[(1)]	
Mortgages	59.4%
Life insurance and mortgage payment protection policies	48.2%
General insurance	54.9%
Average number of FSA authorized financial consultants	946

(1) The conversion rate for each of our financial products is the number of such products sold in the year ended December 31, 2006 as a percentage of the house sales exchanged by our Estate Agency Division in such year.

Our Mortgage Lender Panel

We offer our customers mortgages from six to eight banks, the composition of which changes over time as we seek out the most attractive products for our customers. Panel members generally undertake to provide exclusive offerings to our customers and generally commit to instructing our Surveying and Valuation Division in respect of any surveys or valuations required under their mortgage guidelines. We receive mortgage origination and panel fees from lenders plus application fees from borrowers.

Our Insurance Providers

We are party to an exclusive distribution agreement with Friends Provident until August 21, 2017 (unless extended by mutual agreement) under which we have agreed to sell only Friends Provident life insurance products. A few mortgage lenders will require borrowers to have life insurance or other mortgage payment protection policies to cover the remaining principal amount of their mortgage in the event of their death or other inability to service the mortgage. Under the agreement, we were paid £25.0 million as advanced commissions at the initiation of the arrangement. Commissions are subject to repayment in the event that certain sales volume thresholds are not met and clawback in the event that a policyholder allows his or her policy to lapse in the first four years.

We are also party to an agreement with AXA until December 31, 2010 to sell AXA building insurance, which is required by most mortgage lenders, contents insurance and mortgage payment protection products to our customers. The agreement provides for certain minimum commission levels. In addition, the AXA agreement contains provisions for profit sharing. Our agreement with AXA also contains a change of control provision which allows AXA to terminate such agreement following a change of control, which includes the Acquisition.

Employees

For the year ended December 31, 2006, we had an average of approximately 946 FSA-authorized financial consultants, largely located side-by-side with Estate Agency personnel in most of our branches outside central London (where higher house prices and demographic profile for our Faron Sutaria and John D Wood & Co. customers generally do not lend themselves to estate-agency-based financial services). We believe that basing financial services consultants in our estate agency branches facilitates cross-selling of products and services to our customers. Staff turnover in the division for the year ended December 31, 2006 was 34.9%.

The compensation package for financial services consultants consists of a fixed annual salary and a relatively small variable component based on fees generated.

Regulation

Our insurance and mortgage brokerage and advisory activities are regulated by the UK Financial Services Authority (the "FSA") in the exercise of its statutory powers under the Financial Services and Markets Act 2000 ("FSMA"). The principal requirements of the regulatory regime applicable to our Financial Services Division are:

- Authorization—since October 31, 2004 and January 14, 2005, respectively, mortgage and general insurance brokers must be either authorized by the FSA or appointed as an appointed representative of an FSA authorized entity in order to sell or advise on these products.
- Advertising Restrictions—authorized entities and their appointed representatives must observe the FSA rules on form and content requirements for written promotional materials and restrictions on cold calling.
- Conduct of Business—authorized entities and their appointed representatives must observe FSA conduct of business rules, which regulate the conduct of intermediaries during the sale process, communications with customers, suitability of products to meet particular customers' needs, and through the "Treating Customers Fairly" initiative imposes requirements that our terms and conditions and other customer communications are fair and not misleading and requires us to keep customers appropriately informed before, during and after the point of sale and ensure that they do not face unreasonable post-sale barriers to change products or providers.

Countrywide Principal Services Ltd. has FSA authorizations relating to sales of mortgages and general insurance contracts. Countrywide Estate Agents FS Limited and Countrywide Residential Lettings Limited and a number of our franchisees are Appointed Representatives of Countrywide Principal Services Ltd.

Any failure to comply with the provisions of the FSMA or the rules and regulations promulgated thereunder may give rise to civil or criminal liability, and may result in the imposition of disciplinary sanctions by the FSA. The FSA's powers include the power to withdraw the authorization of the relevant firm or of the approval of persons performing controlled functions within it and the power to impose financial penalties and issue public censures or statements in respect of breaches.

Competition

Mortgage brokers compete primarily on the basis of service, reputation, products covered and prices of those products. The mortgage brokerage business is dominated by a combination of in-house brokers operating primarily within estate agencies (including Countrywide) and selling primarily to prospective purchases of properties the estate agency lists and independent mortgage brokers (such as John Charcol, Alexander Hall and members of the Bankhall and Sesame networks). In addition, these brokerages compete against price aggregators, which may include advisory businesses (such as Moneysupermarket.com and Money Expert), and mortgage lenders which specialize in direct-to-borrower marketing (such as ING Direct).

In the life insurance, mortgage payment protection and general insurance business, although we do not compete in the general marketplace, we do compete for our own customers' business against the banks, supermarkets, insurance brokers and insurers who advertise insurance products directly to the public (such as Direct Line or More Than).

Selective repricings of certain of our financial services products in mid-2005 and 2006 resulted in an improvement to our conversion rates in 2006 compared to 2005.

Surveying and Valuation Division

The Surveying and Valuation Division performs residential mortgage valuations and surveys for customers of our Estate Agency Division and third parties, including major mortgage lenders. The Surveying and Valuation Division generated £136.8 million in revenue and £26.7 million in operating profit for the year ended December 31, 2006.

The following table sets out certain operating data in respect of the Surveying and Valuation Division.

	For the year ended December 31, 2006
	(unaudited)
Valuations and survey instructions completed	697,305
Average number of surveyors	767

Products and Services

Our Surveying and Valuation Division provides mortgage valuation reports to mortgage lenders and conducts homebuyer and building surveys for prospective purchasers seeking detailed information on the condition of a house. In a typical residential property transaction, these services are paid for by the purchaser. We also conduct remortgage surveys and valuations for lenders. These surveys and valuations are typically less in-depth than initial purchase surveys and valuations. We are investigating the use of Automated Valuation Models, described in "Industry—Industry Segments—Surveying and Valuation," but do not currently use such models. Finally, we undertake surveys and valuations in a number of other situations such as compulsory purchase orders and tax rating assessments.

In addition to our core surveying business, our Surveying and Valuation Division provides surveyor panel management services to other participants in the UK residential property market (including mortgage lenders) who do not have their own in-house surveying capabilities.

In anticipation of the implementation of the Home Information Pack, we are currently training our existing surveyors in order to allow them to obtain the necessary certification to provide Energy Performance Certificates. See "Industry—Industry Segments—Surveying and Valuation."

Our Brands

We provide our Surveying and Valuation Services under three brands: Countrywide Surveyors, Harvey, Donaldson and Gibson and Securemove Property Services. As of December 31, 2006, our Surveying and Valuation Division had 124 offices throughout the United Kingdom that provide support staff and a physical office location for the surveyors when they return from the field. As a result of the investment in technology and the rationalization program discussed in "—Information Technology," we anticipate the closure of a significant number of our local offices within the next two to three years (although these closures are not expected to reduce headcount in the division).

Employees

The Surveying and Valuation Division employed an average of approximately 767 chartered surveyors for the year ended December 31, 2006. Our surveyors are typically paid a fixed annual salary and are given the opportunity to receive a bonus if certain productivity requirements are met.

In addition, we are developing a Countrywide Associates program, which gives independent surveyors access to our instruction flow (when our capacity is otherwise constrained) in exchange for a percentage of the surveying fee. We anticipate that this practice will allow us to avoid the carrying cost of such surveyors during less busy periods.

Regulation

The Royal Institute of Chartered Surveyors operates as a self-regulatory regime and requires certain standards of technical education and levels of insurance cover. It also handles arbitration and complaints within the industry.

Members of the Royal Institute of Chartered Surveyors are liable on a negligence basis for valuation and condition report errors, complaints about which tend to increase during downturns in the UK residential property market.

Competition

In the surveying and valuation business, we compete on the basis of price, service standards and inclusion on financial service provider panels. Our principal competitors in the surveying and valuation business are the surveying and valuations businesses of other large estate agency chains, including e-Surv (part of LSL Property Services), Connells, Colleys (part of the HBOS Group, which also owns Halifax Estate Agencies). We also compete against independent networks of surveyors, such as Allied, and smaller local and regional firms and independent sole-proprietors.

Conveyancing Division

The Conveyancing Division provides legal documentation and conveyancing services for customers of our Estate Agency Division and for third parties and conveyancing panel management services for both clients introduced by our estate agencies and third party clients. The Conveyancing Division generated £22.7 million in revenue and recorded a £250,000 operating loss for the year ended December 31, 2006.

The following table sets out certain operating data in respect of the Conveyancing Division.

	For the year ended December 31, 2006
	(unaudited)
Completions	66,751
In-house	27,676
Panelled	30,251
Remortgages	8,824
Average Headcount	591

Services

Our Conveyancing Division, operating under the Countrywide Property Lawyers brand, offers conveyancing services related to residential property sale transactions carried through our Estate Agency Division.

Our Conveyancing Division provides all of the documentation necessary to complete a residential property sales transaction, including purchase and sale agreements, deeds and title documentation, deeds of covenant and easements. We typically charge a fixed fee per transaction, based on the value of the property, plus a fee for certain ancillary documentation.

In 2004, we expanded our conveyancing operations to include the provision of remortgage conveyancing services. Due to pricing pressures, however, we plan to exit the remortgage conveyancing business in 2007 once our existing remortgage transactions have been serviced. We recorded a provision of £2.1 million in 2006 for costs related to the discontinuance of our remortgage conveyancing business.

Our Conveyancing Division also provides a conveyancing panel management service, referring conveyancing instructions to a panel of solicitors and licensed conveyancers, both for customers of our Estate Agency Division and for other estate agencies and lenders on a "white label" basis.

Service Providers

The operations of our Conveyancing Division are supported by TMG Holdings, in which we currently hold a 33.3% stake. TMG Holdings carries out regulatory search services with different governmental authorities (with respect to street regulations, land use restrictions and the like) for lawyers in connection with a residential property transaction.

Employees

For the year ended December 31, 2006, our Conveyancing Division had an average of approximately 591 employees, including an average of approximately 21 licensed conveyancers and an average of approximately 23 solicitors.

Regulation

Until 1987, conveyancing services were exclusively provided by solicitors, governed by the Law Society of England and Wales. Since that time, non-solicitors have been able to qualify as licensed conveyancers, subject to the regulation of the Council for Licensed Conveyancers which sets qualifications and administers the relevant examinations. Only solicitors or licensed conveyancers can offer conveyancing services to the public, although unlicensed individuals may perform many of the relevant services on their own behalf.

The Council for Licensed Conveyancers has jurisdiction over complaints and sets out certain standards of practice, such as the requirement that all licensed conveyancers purchase professional indemnity insurance and provide written estimates at the outset of a transaction. Violations can result in disqualification and termination of a license.

The Solicitors Regulation Authority has recently taken over the regulation of solicitors in the United Kingdom and sets the rules for qualification of practicing solicitors. In the event of misconduct, the Solicitors Regulation Authority can refer cases to the Solicitors Disciplinary Tribunal, which may, in addition to fines and reprimands, strike a solicitor from the Roll of Solicitors and revoke his or her practicing certificate, effectively disqualifying that solicitor from practice.

Both solicitors and licensed conveyancers are also subject to the jurisdiction of the Legal Services Ombudsman, which can hear complaints after a determination by the relevant professional body.

Competition

Conveyancing service providers compete on the basis of reputation, price and speed of completion. Conveyancing services in the UK residential property market are offered primarily by specialist law firms, high street solicitors, and the conveyancing businesses and conveyancing panels of other estate agencies, banks and other alternative providers. Most estate agencies have referral panels of conveyancing providers and some, including Countrywide, have in-house operations to service at least some of their own transactions. We compete against these providers both for third party instructions (via our panel management service) and for instructions from our own estate agency clients.

Information Technology

We have a large number of information technology systems in place at our various divisions with little integration among the systems. Most of our technology systems are standard software solutions provided by third parties, with the exception of our point of sale system in the Financial Services Division, enterprise software for our Surveying and Valuation Division and our database for our Lettings Division. Most of the systems have been in place for a number of years, with the exception of the Conveyancing Division's file management system which suffered from a failed roll-out of a system specifically designed for that division and now relies on an upgraded version of the prior third-party software.

In our Surveying and Valuation Division, we are currently investing in the roll-out of hand-writing recognition and digital photography devices to all of our surveyors which we believe will produce administrative cost savings. Furthermore, we have initiated the integration of our back office administration processes for the Surveying and Valuation Division in order to realize efficiencies of scale through the use of proprietary digital interfaces and tablet computer technology.

Intellectual Property

We have a portfolio of approximately 80 registered trade marks in respect of the trading names used by our estate agencies and other businesses. We routinely monitor the marketplace and have a policy of vigorously enforcing our claims against infringers. As of December 31, 2006, we had not identified any material infringement of our registered trademarks.

Property

The vast majority of our estate agency branches occupy leasehold premises, which have recently tended to be on 10-year terms. We manage our leasehold estate on a geographic and historical basis, reflecting the estates inherited from our predecessor companies. For the year ended December 31, 2006, the total annual net rent for all leasehold premises was approximately £27.8 million.

We own the freehold of our head office in Witham, Essex.

Vehicle Leasing

As of December 31, 2006, we leased approximately 5,150 vehicles, primarily cars for our estate agents, lettings negotiators, financial consultants, surveyors and head office staff at an annual cost, for the year ended December 31, 2006, of £19.5 million. Leases are generally no longer than three years and our total leasing commitment as of December 31, 2006 was £32.1 million.

Employees

The following table details our average monthly number of employees during the years ended December 31, 2004, 2005 and 2006.

	For the year ended December 31,		
	2004	2005	2006
Estate Agency	5,205	6,163	6,454
Lettings	867	867	930
Financial Services	1,377	1,374	1,454
Surveying and Valuation	1,428	1,678	1,468
Conveyancing	544	591	591
Head Office	71	64	74
Total	**9,492**	**10,737**	**10,971**

We consider our relations with our employees to be satisfactory.

Environmental Matters

We believe that we do not have any material environmental compliance costs or environmental liabilities.

Litigation and Legal Expenses

We are currently party to various claims and legal actions that arise in the ordinary course of business. We believe such claims and legal actions, individually and in the aggregate, will not have a material adverse effect on our financial position or results of operations.

The following is a brief description of the more significant legal matters that we are involved in the twelve months preceding the date of this announcement. We believe that we have adequately provided for such matters where necessary.

Pension Mis-Selling Disputes

We are involved in two disputes with certain of our former life insurance and financial advisory subsidiaries regarding the extent of indemnities we (or a predecessor firm) provided at the time of their disposal in respect of pension mis-selling claims. We have recently lost one case on appeal and, as a result, we must indemnify our former subsidiary for pension mis-selling claims successfully brought by customers of such subsidiary. We are currently in negotiations to settle the second pension mis-selling dispute to which we are a party. As of December 31, 2006, we had recorded a provision of £5.3 million in respect of such claims.

Tax Dispute

We are involved in a dispute with HMRC regarding the tax treatment of certain consideration paid to us in respect of our distribution of insurance products. While we believe that the recept of such consideration has been treated correctly for tax purposes, in the event HMRC succeeds in its challenge, further tax would be payable by us.

IT Systems Dispute

We have recently settled our dispute with Logica in respect of the failure of the Fusion IT system installed in 2004 and written off in 2005.

MANAGEMENT

Management of Castle HoldCo 4, Ltd.

Castle HoldCo 4 is an exempted company incorporated in the Cayman Islands with limited liability.

Board of Directors

The following table provides information regarding our executive officers and the members of our board of directors.

Name	Age	Title
Lukas Kolff	33	Director
Tobias Habbig	28	Director

Director Biographies

Lukas Kolff has been a member of the board of Castle HoldCo 4 since 2007. Mr. Kolff is a principal of Apollo Management International LLP and sits on the board of CEVA Group plc. From 1999 until 2006, Mr. Kolff worked as a Vice President for Ripplewood Holdings. Mr. Kolff holds a master's degree in business economics from Rijks Universteit Groningen, University of Groningen, the Netherlands, where he graduated with highest honors.

Tobias Habbig has been a member of the board of Castle HoldCo 4 since 2007. Mr. Habbig is a senior associate of Apollo Management International LLP. Mr. Habbig previously worked in the Leveraged Finance Group of Lehman Brothers in London. Prior to that, he worked in the Mergers and Acquisitions Group of Lehman Brothers. Mr. Habbig holds a master's degree with distinction in business administration from Handelshochschule Leipzig and University of Cologne, Germany.

Management of Countrywide

Executive Officers, Board of Directors and Executive Management

The following table provides information regarding certain of the executive officers and members of the board of directors and executive committee of Countrywide.

Name	Age	Title
Harry D Hill	58	Chairman
Grenville Turner	49	Managing Director
Michael C Nower	57	Finance Director
John Hards	51	Managing Director, Countrywide Residential Lettings
Gareth R Williams	43	Head of Group Legal and Company Secretary
Gerald R Fitzjohn	57	National Sales Director, Estate Agency and Financial Services Division; Director, Countrywide Franchising Limited
Christopher P Shaw	54	Managing Director, Countrywide Surveyors Limited
Anthony H Ekins	63	Sales Director, Estate Agency and Financial Services Division
John Williams	52	Director of Corporate Developments; Director, Countrywide Principal Services Limited and Countrywide Estate Agents FS Limited
David Fletcher	55	Sales Director, Estate Agency and Financial Services Division
Robert Scarff	48	Sales Director, Estate Agency and Financial Services Division

Name	Age	Title
J Allen Snowball	56	Managing Director, Countrywide Principal Services Limited

Director and Management Biographies

Harry D Hill has been a member of the board of Countrywide since 2004. Mr. Hill qualified as a Chartered Surveyor in 1967 and was formerly Managing Director of Abbotts (East Anglia) Limited. He is a Non-Executive Director of Jupiter Secured Split Trust plc. He has previously served as the Managing Director of Countrywide Assured Group plc and Countrywide, respectively.

Grenville Turner has been a member of the board of Countrywide since August 1, 2006, when he joined Countrywide as an Executive Director. He became Group Managing Director on January 1, 2007 and is also a director of Countrywide Estate Agents. Mr Turner qualified as a Chartered Banker in 1982 and holds a master's degree in business administration from Cranfield Business School. He was formerly Chief Executive, Intelligent Finance and Chief Executive, Business to Business at HBOS and previously served as a director of St James Place Capital Plc, Sainsbury's Bank Plc and Rightmove.co.uk Limited.

Michael C Nower has been a member of the board of Countrywide since 2004. Mr Nower qualified as a Certified Accountant in 1975 and was formerly Group Finance Director of Lancaster PLC. He joined Countrywide Assured Group plc as Group Finance Director in 1989 and, on March 1, 2004, was appointed to the same position with Countrywide.

John Hards was appointed to the executive committee on November 29, 2006. Mr. Hards is Managing Director of Countrywide Residential Lettings. Mr. Hards is a Chartered Surveyor and a Director of the Association of Residential Lettings Agents and The Dispute Service, which has recently won a government contract to administrator The Tenancy Deposit Scheme.

Gareth R Williams was appointed to the executive committee on May 24, 2004. Mr. Williams is Company Secretary and Head of Group Legal. He previously served as the Company Secretary for Countrywide Assured Group plc. Mr. Williams qualified as a Solicitor in 1990 and is a Chartered Company Secretary.

Gerald R Fitzjohn has been with Countrywide since 1974 and was appointed to the executive committee on December 7, 1989. Mr. Fitzhjohn is currently the National Sales Director of the Estate Agency and Financial Services Division and a director of Countrywide Franchising Limited. Mr. Fitzhjohn was formerly Managing Director of Taylors Estate Agents Limited. Mr. Fitzhjohn was previously a director of Countrywide Assured Group plc.

Christopher P Shaw was previously a director of Countrywide Assured Group plc, and was appointed to the executive committee on January 1, 2002. Mr. Shaw is Managing Director of Countrywide Surveyors Limited. Mr. Shaw qualified as a Chartered Surveyor in 1978 and is a Fellow and Vice President of the Royal Institution of Chartered Surveyors. Mr. Shaw previously served as a director of Abbotts (East Anglia) Limited.

Anthony H Ekins joined Countrywide in 1990 and was appointed to the executive committee on January 27, 1999. Mr. Ekins was previously Operations Director of Prudential Property Services, which acquired Ekins, Dilley and Handley in 1986. Mr. Ekins was previously a director of Countrywide Assured Group plc. Mr. Ekins qualified as a Chartered Surveyor in 1965.

John Williams was appointed to the executive committee on May 24, 2004. Mr. Williams is Director of Corporate Developments and a Director of Countrywide Principal Services Limited and Countrywide Estate Agents FS Limited. Mr. Williams is a Fellow of the Chartered Institute of Bankers and has over 30 years of experience working in the financial services industry including positions with Lloyds Bank, HSBC and Yorkshire Building Society. Mr. Williams has worked on Industry Committees on the Mortgage Code and Substantial Home Ownership.

David Fletcher has been with Countrywide for over 30 years and was appointed to the executive committee on January 1, 2005. Mr. Fletcher is a Sales Director of the Estate Agency and Financial Services Division and a director of H_2O Homes Overseas Countrywide.

Mr. Fletcher qualified as a Chartered Surveyor in 1983 and was formerly Managing Director of Abbots Estate Agents Limited.

Robert Scarff joined Countrywide as a trainee sales negotiator with Taylors Estate Agents in 1978 and was appointed to the executive committee on January 1, 2005. Mr. Scarff is a Sales Director of the Estate Agency and Financial Services Division. He was instrumental in establishing Countrywide's Conveyancing Division in 1997 and held the position of Managing Director until December 31, 1998, when he was appointed to his current position. Mr. Scarff previously served as Managing Director of Dixons Estate Agents and is a Fellow of the National Association of Estate Agents.

J Alan Snowball joined Countrywide in 1998 as Managing Director of Countrywide Franchising Limited and was appointed to the executive committee on November 30, 2005. Mr. Snowball qualified as a Chartered Surveyor in 1976. After a career in private practice, he served as a director of Prudential Property Services Limited and a director of Halifax Estate Agencies Limited.

Management Compensation

Executive Director Service Contracts

Countrywide has three Executive Directors, Harry D Hill, Michael C Nower and Grenville Turner, whose employment is subject to service agreements (the "Service Agreements"). Details of the terms of engagement for our Executive Directors are set out below:

Name	Position	Annual Salary	Date of Service Agreement
Harry D Hill	Chairman	£310,000	October 31, 1997
Michael C Nower	Group Finance Director	£200,000	October 31, 1997
Grenville Turner[(1)]	Group Managing Director	£360,000	July 25, 2006

(1) Mr. Turner joined Countrywide on August 1, 2006. Accordingly, Countrywide paid Mr. Turner £120,000 for the year ended December 31, 2006, which represents his pro rated salary for such year.

The salary of each Executive Director is reviewed annually by the board. The Executive Directors are entitled to reimbursement of expenses incurred during the course of their duties and are entitled to receive full remuneration and benefits if incapacitated by sickness for up to 26 weeks in any period of 12 months. Countrywide is entitled to pay the Executive Directors remuneration and benefits in lieu of the whole of any part of the notice period.

Notice

The Service Agreements of Mssrs. Turner and Nower are terminable by either Countrywide or the applicable Executive Director giving not less than 12 months' written notice. The Service Agreement of Mr. Hill is terminable by either Countrywide or Mr. Hill giving not less than 6 months' written notice. The employment of each Executive Director is terminable with immediate effect if such Executive Director fails or neglects to perform his duties over a period of not less than six months, is guilty of any material or persistent breach of the applicable Service Agreement, is guilty of gross misconduct, is disqualified from holding office, is convicted of a criminal offense (excluding certain road traffic offences), is subject to a bankruptcy/administration order, becomes mentally ill or forms a prohibited addiction or becomes unable to perform his duties by reason of accident, ill-health or otherwise for a period aggregating not less than 26 consecutive weeks in any period of 12 months.

If any of the Executives Directors' employment is terminated as a result of liquidation, reorganization or reconstruction of Countrywide and he is offered employment by a reconstructed company or by another Countrywide company on terms not less favorable, such Executive Director shall be obliged to accept such an offer and shall have no claim against Countrywide.

However, if, as a result of a general offer made to members of Countrywide, a third party obtains control of Countrywide, each Executive Directors is entitled to terminate his employment on three months' written notice, provided that such notice is served within one month of the third

party obtaining control. In such a case, the restrictive covenants described below will not apply. In addition, the period of notice required to be given by Countrywide to the Executive Directors to terminate their employment will, for a period of 12 months from the date of the third party obtaining control, be 12 months (and in Mr. Hill's case, extended to 12 months) and the restrictive covenants will again not apply following any such termination.

Bonus

Each of the Executive Directors is entitled to participate in the bonus arrangements operated by Countrywide from time to time. Such bonus arrangements shall be determined at the discretion of the board. The bonuses are awarded subject to the achievement of certain targets notified to the Executive Directors at the commencement of each financial year.

Benefits

Each Executive Director is entitled to 30 days' holiday per annum (in addition to statutory holidays). Each Executive Director may elect to receive a car allowance for business and personal travel. Alternatively, each may have a company car for business and personal use for which Countrywide bears all related maintenance, insurance, tax and fuel expenses.

Mr. Hill is entitled to membership in Countrywide's Pension Scheme Defined Contribution Section, to which he transferred from the Defined Benefit Section in December 2003. Mr. Nower has a personal pension plan to which Countrywide contributes at the same level as if he had joined the Defined Benefit Section and subsequently transferred to the Pension Scheme Defined Contribution Section. Mr. Turner is not entitled to pension benefits.

Each Executive Director is entitled to the benefits of a life assurance policy which provides a benefit of four times the applicable Executive Director's pensionable salary plus a spouse's pension of one quarter of the applicable Executive Director's pensionable salary. Each Executive Director is entitled to private medical insurance (for himself and his family), and permanent health insurance.

Each Executive Director is entitled to be indemnified by Countrywide against liabilities incurred in the course of his employment in defending proceedings in which he is acquitted or judgment is given in his favour. Each Executive Director is entitled to cover under the Group Directors' and Officers' Liability Insurance Policy. The board may at any time substitute any of the remuneration and benefits of any of the Executive Directors (with the exception of salary), provided that the total overall compensation does not disadvantage the applicable Executive Director. In addition, upon a material change in the circumstances of Countrywide, the board may withdraw or restrict the remuneration and benefits provided to the Executive Directors, except for salary and bonus, on giving not less than 12 months' notice.

Restrictions

The Executive Directors are prohibited, without prior consent from the Board, from being directly or indirectly engaged, concerned or interested in business activities which may compete with Countrywide. Each Executive Director is subject to a confidentiality undertaking without limitation in time and is subject to copyright and intellectual property restrictions in respect of work undertaken in the course of his employment without limitation in time. In addition, each Executive Director is subject to non-compete and non-solicitation restrictive covenants for a period of six months following termination of his employment and is restricted from soliciting, enticing away or employing any employee of Countrywide engaged in a managerial capacity in a department for which the Executive Director has had direct or indirect responsibility. Each Executive Director is also prohibited from assisting, advising or giving any information to any person in connection with the above restrictions.

Management Incentive Plan

As of the date of this announcement, none of our Executive Directors who is expected to be employed by Castle HoldCo 4 after the Acquisition has entered into any agreement, arrangement or understanding with Apollo Management, L.P. or any of its affiliates regarding employment with, or the right to purchase or participate in the equity of, Castle HoldCo 1 or Castle HoldCo 4. If Castle HoldCo 4 does not reach an agreement, arrangement or

understanding with one or more Executive Director, such Executive Director will be entitled to certain severance and other benefits set forth in his existing employment agreement.

Countrywide's existing equity incentive plans and employee stock purchase plan will be terminated as of the closing date of the Acquisition. Castle HoldCo 4 currently plans to adopt an omnibus equity incentive plan to be effective following the closing of the Acquisition for certain key members of its management, which will provide for the granting of stock options, restricted stock, restricted stock units and other stock-based awards relating to the common stock of Castle HoldCo 1.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Rightmove Listings Agreement

We are party to an agreement with Rightmove plc, a company in which we will hold a 21.5% interest at the time of the Acquisition, for the online listing of our residential property inventory through Rightmove's online property listing database. By the terms of this agreement, we have agreed to provide our property listings to Rightmove and Rightmove has agreed to include such listings in its property listing database and to make such listings available to users of its property search engine through its website. In return for this service, we have agreed to pay Rightmove monthly fees based on the number of our estate agent branches displayed on its web site.

In the year ended December 31, 2006, we paid Rightmove £1.4 million in listing fees. Pursuant to the Acquisition, we will distribute our entire interest in Rightmove to Countrywide shareholders.

GENERAL INFORMATION

No Significant Change

Except as disclosed in this announcement:

- there has been no material adverse change in the financial position of Castle HoldCo 4 or any of the guarantors (the "Companies") since December 31, 2006; and
- we are not, and have not been, involved in any governmental, legal or arbitration proceedings that may have or had in the 12 months before the date of this announcement, a significant effect on our financial position or profitability. We are not aware that any such proceedings are pending or threatened.

Guarantor Information

Following the completion of the financial assistance "whitewash" procedures and in any event not later than 90 days after the closing date of the Acquisition, the guarantors are expected to include:

- Countrywide plc, Countrywide House, Perry Way, Witham CM8 3SX, United Kingdom, with registered number 04947152, date of incorporation: October 29, 2003, telephone number: +44 (0) 1376 533 700;
- Countrywide Property Lawyers Limited, Lee House, 90 Great Bridgewater Street, Manchester M1 5RR, United Kingdom, with registered number 02066827, date of incorporation: October 23, 1986, telephone number: +44 (0) 1376 533 700;
- Balanus Ltd., Countrywide House, Perry Way, Witham CM8 3SX with registered number 01837522, date of incorporation: August 1, 1984, telephone number: +44 (0) 1376 533 700;
- Countrywide Estate Agents FS Ltd., Sovereign House, Leighton Buzzard LU7 1GT United Kingdom with registered number 01084123, date of incorporation: November 28, 1972, telephone number: +44 (0) 1376 533 700;
- Slater Hogg Mortgages Ltd., Sovereign House, Hockliffe Street, Leighton Buzzard LU7 1GT, United Kingdom with registered number 04206425, date of incorporation: April 26, 2001, telephone number: +44 (0) 1376 533 700;
- Countrywide Estate Agents, Countrywide House, Perry Way, Witham CM8 3SX, United Kingdom, with registered number 00789476, date of incorporation: January 27, 1964, telephone number: +44 (0) 1376 533 700;
- Countrywide Franchising Ltd., Century House, Rosemount Avenue, West Byfleet KT14 6LB, United Kingdom with registered number 03777494, date of incorporation: May 26, 1999, telephone number: +44 (0) 1376 533 700;
- Securemove Property Services 2005 Ltd., Countrywide House, Perry Way, Witham CM8 3SX, United Kingdom, with registered number 04542716, date of incorporation: September 23, 2002, telephone number: +44 (0) 1376 533 700;
- Countrywide Surveyors Ltd., Market House, Market Square, Stony Stratford, Milton Keynes, MK11 1BE, United Kingdom with registered number 01954031, date of incorporation: November 4, 1985, telephone number: +44 (0) 1376 533 700; and
- Countrywide Estate Agents (South) Ltd., Countrywide, Perry Way, Witham, CM8 3SX, United Kingdom with registered number 02276358, date of incorporation: July 12, 1988, telephone number: +44 (0) 1376 533 700.

319

PRESS ANNOUNCEMENT

FOR IMMEDIATE RELEASE

23 April 2007

COUNTRYWIDE PLC ("COUNTRYWIDE")

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, Countrywide confirms that it now has 170,950,866 ordinary shares of 5 pence each in issue and admitted to trading on the London Stock Exchange under the UK ISIN code GB00B00FQ060.

A further announcement will be made if appropriate.

Countrywide plc

Countrywide House
3 Perry Way
Witham
Essex CM8 3SX
Tel: 01376 533700
Fax: 01376 520465 / 01376 520758
DX No. 140680 WITHAM 4
Video Conference No: 01376 500231

EMBARGOED UNTIL 7.00 A.M. 23 APRIL 2007

23 April 2007

Notification of Transfer of Treasury Shares

Pursuant to sections 169A of the Companies Act 1985 and Listing rule 12.6.3, we write to advise you of the following transfer of shares from the Company Treasury CREST Account to satisfy share options exercised by an ex-employee, who was also an option holder of the Company, under the Savings Related Share Option Scheme.

No. of shares held in Treasury	Date of Transfer	No. of Shares Transferred from Treasury	No. of Options Exercised	Option Price per Share	Date Options Granted	Scheme
8,316,607	23.04.07	402	402	140.8p	11.10.02	Savings Related Share Option Scheme (1996)

Following the above transfer, Countrywide plc now holds 8,316,205 treasury shares in total.

The issued share capital of the Company (excluding shares held in treasury) now stands at 170,950,866.

Director/Company Secretary
Countrywide plc

Countrywide plc

3:7

Countrywide House
3 Perry Way
Witham
Essex CM8 3SX

Tel: 01376 533700
Fax: 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No 01376 500231

20 April 2007

Transparency Obligations Directive
(Disclosure and Transparency Rules) Instrument 2006

We have today received a notice dated 19 April 2007 from an official of UBS AG.

In compliance with the Disclosure and Transparency Rules, they confirm that on 18 April 2007 UBS Investment Bank and UBS AG London Branch have a notifiable interest and are the direct holders of 18,908,837 shares in the ordinary 5p shares of Countrywide plc. This equates to 11.06% of the issued share capital of 170,950,464 shares.

They have increased their holding from 16,747,683 shares, as reported on 19 April 2007, to 18,908,837 shares.

Director/Secretary
Countrywide plc

c.c. H D Hill
M C Nower
G Turner
G White, CPS
J Pleumeekers)
J Coddington) Hawkpoint
M Luen)
M Franklin)

CS1.4.205-5101UBSsl(ps)le200407

316

FORM 8.1

DEALINGS BY OFFERORS, OFFEREE COMPANIES OR THEIR ASSOCIATES FOR THEMSELVES OR FOR DISCRETIONARY CLIENTS
(Rules 8.1(a) and (b)(i) of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	*Harry D Hill*
Company dealt in	Countrywide plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary Shares of 5p each
Date of dealing	20 April 2007

(INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	156,253	0.091%		
(2) Derivatives (other than options)	Nil			
(3) Options and agreements to purchase/sell	Nil			
Total	156,253 (inc. 56,254 shares held in H D Hill Discretionary Settlement (1997))	0.091%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)
CFD	Close	344,000 shares	625p per share

(Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9) ~~YES~~/NO

Date of disclosure	20/4/2007
Contact name	Shirley Law
Telephone number	01376 533700
..ame of offeree/offeror with which associated	Countrywide plc
Specify category and nature of associate status (Note 10)	Director

Notes

The Notes on Form 8.1 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1.	Name of the *issuer* Countrywide plc	2.	State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or (ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (iii) both (i) and (ii) N/A
3.	Name of *person discharging managerial responsibilities/director* Terry Marris Person discharging managerial responsibilities	4.	State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person* N/A
5.	Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non beneficial interest Terry Marris' holding	6.	Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares* Ordinary 5p shares
7.	Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them Terry Marris 68,412 Mrs Marris 2,007 Total 70,419	8.	State the nature of the transaction On 17/4/07, Terry Marris transferred 35,000 ordinary shares of 5p each in Countrywide plc to his wife.

9.	Number of *shares*, debentures or financial instruments relating to *shares* acquired N/A	10.	Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage) N/A
11.	Number of *shares*, debentures or financial instruments relating to *shares* disposed 35,000	12.	Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage) 0.020%
13.	Price per *share* or value of transaction At nil consideration	14.	Date and place of transaction 17 April 2007 Essex. England
15.	Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage) 70,417 shares (including Mrs Marris's 37,007 shares) i.e. 0.041%	16.	Date issuer informed of transaction 19 April 2007

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17.	Date of grant	18.	Period during which or date on which it can be exercised
19.	Total amount paid (if any) for grant of the Option	20.	Description of *shares* or debentures involved (*class* and number)
21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise	22.	Total number of *shares* or debentures over which options held following notification
23.	Any additional information	14	Name of contact and telephone number for Queries Shirley Law 01376 533700

Name and signature of duly authorised officer of *issuer* responsible for making notification

____
Director

Date of notification _______19 April 2007______________________

314

Countrywide plc

Countrywide House
3 Perry Way
Witham
Essex CM8 3SX

Tel: 01376 533700
Fax: 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No. 01376 500231

19 April 2007

Transparency Obligations Directive
(Disclosure and Transparency Rules) Instrument 2006

We have today received a notice dated 18 April 2007 from an official of UBS AG.

In compliance with the Disclosure and Transparency Rules, they confirm that on 17 April 2007 UBS Investment Bank and UBS AG London Branch have a notifiable interest and are the direct holders of 16,747,683 shares in the ordinary 5p shares of Countrywide plc. This equates to 9.80% of the issued share capital of 170,950,464 shares.

They have increased their holding from 14,443,957 shares, as reported on 10 April 2007, to 16,747,683 shares.

Director/Secretary
Countrywide plc

c.c. H D Hill
M C Nower
G Turner
J Pleumeekers)
J Coddington) Hawkpoint
M Luen)
M Franklin)

CS1.4.204-5101UBSsl(ps)le200407

Countrywide plc

Countrywide House
3 Perry Way
Witham
Essex CM8 3SX
Tel: 01376 533700
Fax: 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No: 01376 500231

17 April 2007

Transparency Obligations Directive
(Disclosure and Transparency Rules) Instrument 2006

We have today received a notice dated 16 April 2007 from an official of ING Bank N.V.

In compliance with the Disclosure and Transparency Rule 5, they confirm that as at 12 April 2007, ING Bank N.V. of London Branch, 60 London Wall, London EC2M 5TQ have a notifiable interest in and are the indirect share holders of 7,567,373 ordinary shares of 5p in Countrywide plc. This equates to 4.43% of the issued share capital of 170,950,464 shares.

They have increased their holding from 6,731,000 shares, reported on 7 March 2007, to 7,567,373 shares.

Director/Secretary
Countrywide plc

c.c. H D Hill
M C Nower
G Turner
J Pleumeekers)
J Coddington) Hawkpoint
M Luen)
M Franklin)

CS1.4.202-5101INGBanksI(ps)le170407

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action you should take, you are recommended to seek your own financial advice immediately from your stockbroker, bank manager, solicitor, accountant or other independent adviser authorised under the Financial Services and Markets Act 2000, if you are in the United Kingdom, or from another appropriately authorised independent financial adviser if you are in a territory outside the United Kingdom.

If you have sold or otherwise transferred all of your Countrywide Shares, please forward this document and the accompanying document at once to the purchaser or transferee. If you have sold or transferred only part of your holding of Countrywide Shares, you should retain these documents and consult the bank, stockbroker or other agent through whom the sale or transfer was effected.

Countrywide plc

Countrywide House
3 Perry Way
Witham
Essex CM8 3SX

Tel: 01376 533700
Fax: 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4

14 April 2007

Dear Shareholder,

I am writing to you to enclose the text of an announcement of a recommended revised offer for the acquisition of Countrywide plc released by Castle HoldCo 4, Ltd. on 12 April 2007 (the "Announcement"). You should also read carefully the additional information contained in Appendix I to this letter.

Shareholders should be aware that, following the successful conclusion of the Court Meeting and EGM on 13 April 2007 (as further described in paragraph 3 of Appendix I to this letter), the Company intends to apply to the Court, with the consent of Castle Bidco, to seek the Court's permission to modify the Scheme of Arrangement in accordance with the terms of the Revised Offer, and will also present a petition to the Court asking the Court to sanction the Scheme of Arrangement (as modified) and confirm the Reduction of Capital.

Terms defined in the scheme circular sent by the Company to Shareholders on 20 March 2007 (the "Scheme Document") and the supplementary scheme circular sent by the Company to Shareholders on 31 March 2007 (taken together, the "Scheme Documents"), and terms defined in the Announcement, shall have the same meanings in this letter.

Yours faithfully

Christopher Sporborg
Chairman

APPENDIX I

Additional Information

1. Responsibility statements

(a) The Directors, whose names are set out in paragraph 2(a) below, each accept responsibility for the information contained in this letter relating to Countrywide and the Countrywide Group, the opinions of Countrywide and the Countrywide Group, the Directors, their immediate families, related trusts and persons connected with them (other than any information for which the directors of Castle Bidco and Marc Rowan and Gareth Turner are accepting responsibility pursuant to paragraph 1(b) below).

To the best of the knowledge and belief of the Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this letter for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

(b) The directors of Castle Bidco, whose names are set out in paragraph 2(b) below, and Marc Rowan and Gareth Turner, each accepts responsibility for the information relating to Castle Bidco, the Castle Holdco Group and the Apollo Funds, the opinions of Castle Bidco, the Castle Holdco Group and the Apollo Funds, the directors of Castle Bidco and members of their immediate families, related trusts and persons connected with them and the information relating to Rightmove (including, for the avoidance of doubt, the information relating to the Unlisted Securities and the Unlisted Securities Alternative) contained in this letter.

To the best of the knowledge and belief of the directors of Castle Bidco, Marc Rowan and Gareth Turner (who have taken all reasonable care to ensure that such is the case), the information contained in this document for which they are responsible is in accordance with the facts and does not omit anything likely to affect the import of such information.

2. Directors and executive officers

(a) The Directors are as follows:

C. H. Sporborg (Chairman)
G. Turner (Managing Director)
M. C. Nower (Finance Director)
H.D. Hill (Executive Director)
A. J. Brown (Independent Non-Executive Director)
P. W. Mason (Independent Non-Executive Director)
M. J. Gordon (Independent Non-Executive Director)

The registered office of Countrywide, whose registered no. is 4947152, and the business address of each of the Directors is Countrywide House, Perry Way, Witham, Essex CM8 3SX.

(b) The directors of Castle Bidco are as follows:

Lukas Kolff
Tobias Habbig

The registered office of Castle Bidco, whose registered number is WK-182043, is at the offices of Walkers SPV Limited, Walkers House, 87 Mary Street, George Town, Grand Cayman, KY1-9002, Cayman Islands.

3. Results of Court Meeting and EGM

On 13 April 2007, the Company and Castle Bidco announced that the Court Meeting and the EGM held to approve the Scheme of Arrangement had both concluded successfully.

At the Court Meeting, the required majority in number of those Scheme Shareholders present and voting, either in person or by proxy, representing 75 per cent. or more in nominal value of the Scheme Shares voted, voted in favour of the Scheme of Arrangement. At the EGM, the necessary resolution required to approve the Scheme of Arrangement and associated Reduction of Capital was passed as a special resolution.

4. Expected timetable of principal events

Following the successful conclusion of the Court Meeting and EGM referred to above, the Company intends to apply to the Court, with the consent of Castle Bidco, to seek the Court's permission to modify the Scheme of Arrangement in accordance with the terms of the Revised Offer, and will also present a petition to the Court asking the Court to sanction the Scheme of Arrangement (as modified) and confirm the Reduction of Capital.

In order to become effective in accordance with its terms, the Court must then sanction the Scheme at the Scheme Court Hearing and subsequently confirm the associated Reduction of Capital at the Reduction Court Hearing, currently scheduled to take place on 1 May 2007 and 3 May 2007 respectively. Following the sanction of the Scheme and confirmation of the Reduction of Capital by the Court, it is expected that the last day of dealings in Countrywide Shares will be 3 May 2007 and Countrywide Shares will be delisted at 8.00 a.m. on 4 May 2007.

The expected timetable of principal events therefore remains as set out in the Scheme Document, a summary of which (as from the date of this letter) is set out overleaf.

EXPECTED TIMETABLE OF PRINCIPAL EVENTS

EVENT	TIME AND DATE
Latest time for receipt of Form of Election for the Rightmove Sale Election and/or the Unlisted Securities Alternative and receipt of TTE messages[1]	1.00 p.m. on 30 April 2007[2]

The following dates are subject to change, please see note (3) below:

Scheme Court Hearing (to sanction the Scheme)	1 May 2007
Reorganisation Record Time	6.00 p.m. on 2 May 2007
Reduction Court Hearing (to confirm the Reduction of Capital)	3 May 2007
Last day of dealings in Countrywide Shares	3 May 2007
Scheme Record Time	6.00 p.m. on 3 May 2007
Effective Date	**4 May 2007**

(1) CREST Shareholders who wish to elect for the Rightmove Sale Election and/or the Unlisted Securities Alternative must do so electronically. Please see Appendix V (*Notes on electing for the Rightmove Sale Election and/or the Unlisted Securities Alternative*) to the Scheme Document for further details.

(2) Please see paragraph 10 in Part 1 (*Letter from the Chairman of Countrywide plc*) of the Scheme Document.

(3) These dates and times are indicative only and will depend, inter alia, on the dates upon which the Court sanctions the Scheme and the associated Reduction of Capital and whether the Conditions are either satisfied or waived. If the expected date of the Scheme Court Hearing is changed, Countrywide will give notice of this change by issuing an announcement through a Regulatory Information Service. All Countrywide Shareholders have the right to attend the Scheme Court Hearing and the Reduction Court Hearing.

Unless otherwise stated, all references to times are to London times.

5. Disclosure of interests and dealings in shares

As at the close of business on 11 April 2007 (the latest practicable date prior to the posting of this letter), Castle Bidco and the following person(s) who are deemed to be acting in concert with Castle Bidco for the purposes of the Proposals owned or controlled the following interests in relevant Countrywide securities:

Deutsche Bank Group held a long position of 20,000 Countrywide shares and a short position of 5,067 Rightmove shares. This disclosure supersedes the disclosure at paragraph 4(b)(i) of Appendix VI (*Additional Information*) to the Scheme Document and paragraph 5(i) of Appendix IV (*Additional Information*) to the scheme circular sent by the Company to Shareholders on 31 March 2007.

Save as disclosed in the Scheme Documents, this letter, and/or the enclosed Announcement ("Disclosed"):

(a) no member of the Castle Holdco Group nor any of the directors of Castle Bidco, nor any member of their immediate families or related trusts or any connected persons nor any person(s) deemed to be acting in concert with Castle Bidco for the purposes of the Proposals, nor person(s) with whom Castle Bidco or any person acting in concert with Castle Bidco has an arrangement, owned or controlled or held any short positions or was interested, directly or indirectly, in any relevant securities on 11 April 2007 (the latest practicable date prior to posting of this letter) nor has any such person dealt for value in any relevant securities during the disclosure period;

(b) no member of the Castle Holdco Group nor any person(s), deemed to be acting in concert with Castle Bidco for the purposes of the Proposals has borrowed or lent any relevant securities (save for any borrowed shares which have either been on-lent or sold);

(c) neither Countrywide, nor any Directors, nor any members of their immediate families or related trusts, owned or controlled or (in the case of the Countrywide Directors, members of their immediate families and related trusts) was interested, directly or indirectly, in any relevant securities, nor has any such person dealt for value in any relevant securities during the disclosure period and Countrywide has not made any purchases for cancellation of relevant Countrywide securities during the disclosure period;

(d) no subsidiary of Countrywide and no bank, stockbroker, financial or other professional adviser to Countrywide or any subsidiary of Countrywide (other than an exempt market maker), nor any person controlling, controlled by, or under the same control as such bank, stockbroker, financial or other professional adviser, nor any pension fund of Countrywide or any of its subsidiaries, nor any person whose investments are managed on a discretionary basis by fund managers (other than exempt fund managers) connected with Countrywide, owned, controlled or was interested, directly or indirectly, in any relevant securities, nor has any such person dealt for value therein during the disclosure period;

(e) neither Countrywide, nor any associates of Countrywide, has any arrangement in relation to any relevant securities;

(f) neither Castle Bidco nor any person acting in concert with Castle Bidco for the purposes of the Proposals has any arrangement in relation to any relevant securities;

(g) Countrywide is not beneficially interested in any Castle Bidco shares or any securities convertible into, rights to subscribe for or options (including traded options) in respect of, or derivatives referenced to any Castle Bidco shares, nor has Countrywide dealt for value therein during the disclosure period; and

(h) the Directors and members of their immediate families and related trusts are not interested in any Castle Bidco shares or any securities convertible into, rights to subscribe for or options (including traded options) in respect, of or derivatives referenced to any Castle Bidco shares, nor has any such persons dealt for value therein during the disclosure period.

Terms used in this paragraph 5 shall have the same meanings as are given to such terms in paragraph 4(a) of Appendix VI (*Additional Information*) to the Scheme Document.

6. Other information

(a) Save as Disclosed, no agreement, arrangement or understanding (including any compensation arrangement) exists between Castle Bidco or any party acting or presumed to be acting in concert with Castle Bidco for the purposes of the Proposals and any of the directors, recent directors, shareholders or recent shareholders of Countrywide having any connection with or dependence on the outcome of the Proposals (as revised by the terms of this document).

(b) Save as Disclosed, no proposal exists in connection with the Proposals that any payment or other benefit be made or given to any Countrywide Director as compensation for loss of office or as consideration for or in connection with his retirement from office.

(c) Save as Disclosed, no agreement, arrangement or understanding exists whereby the legal or beneficial ownership of any of the Countrywide Shares to be acquired by Castle Bidco in pursuance of the Proposals will be transferred to any other person, save that Castle Bidco reserves the right to transfer any such shares to any member of the Castle Holdco Group and the right to assign any such shares by way of security or grant any security interest over such shares in favour of any or all of the parties to any of the facilities described in Part E of Appendix II (*Further information on the Castle Holdco Group*) to the Scheme Document.

(d) Save as Disclosed, there has been no material change in the financial or trading position of Countrywide since 31 December 2006, the date to which the latest published audited accounts of Countrywide were prepared.

(e) Save as Disclosed, there has been no material change in the financial or trading position of Castle Bidco since 12 February 2007, the date of its incorporation.

(f) Save as Disclosed, between the date of the Scheme Document and 11 April 2007 (the latest practicable date prior to the posting of this letter) there have been no changes or additions to (i) the material contracts; (ii) the directors' service contracts or directors' emoluments; or (iii) the irrevocable commitments or letters of intent, in each case as described in the Scheme Document.

(g) Hawkpoint has given and has not withdrawn its written consent to the issue of this document with the references to its name in the form and context in which they appear.

(h) Credit Suisse has given and has not withdrawn its written consent to the issue of this document with the references to its name in the form and context in which they appear.

(i) Deutsche Bank has given and has not withdrawn its written consent to the issue of this document with the references to its name in the form and context in which they appear.

Countrywide plc

Countrywide House
3 Perry Way
Witham
Essex CM8 3SX
Tel: 01376 533700
Fax: 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No: 01376 500231

Regulatory Announcement

Go to market news section

Company	Countrywide PLC
TIDM	CWD
Headline	Offer Update
Released	11:29 13-Apr-07

RNS Number:8268U
Countrywide PLC
13 April 2007

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN OR INTO OR FROM ANY JURISDICTION (INCLUDING THE UNITED STATES) WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE LAWS OF SUCH JURISDICTION

FOR IMMEDIATE RELEASE 13 April 2007

RECOMMENDED CASH AND SECURITIES OFFER FOR COUNTRYWIDE PLC

Results of Court Meeting and Extraordinary General Meeting

Further to the announcement on 2 March 2007 in relation to the Proposals, the scheme circular posted to Countrywide Shareholders on 20 March 2007 (as supplemented and amended by the scheme circular posted to Countrywide Shareholders on 31 March 2007, together referred to in this announcement as the "Scheme Document") and the announcement on 12 April 2007 of the terms of the Revised Offer, which together set out the full terms and conditions of the Scheme of Arrangement by which the Proposals are to be effected, the Company and Castle BidCo announce that the Court Meeting and the EGM held earlier today to approve the Scheme of Arrangement have both concluded successfully.

At the Court Meeting, the required majority in number of those Scheme Shareholders present and voting, either in person or by proxy, representing 75 per cent. or more in nominal value of the all Scheme Shares voted, voted in favour of the Scheme of Arrangement. At the EGM, the necessary resolution required to approve the Scheme of Arrangement and associated Reduction of Capital was passed as a special resolution.

The Company will now present a petition to the Court asking the Court to sanction the Scheme of Arrangement and confirm the Reduction of Capital. The Company will also be seeking the Court's approval (with Castle Bidco's consent) to modify the Scheme in accordance with the Revised Offer. In order to become effective in accordance with its terms, the Court must then sanction the Scheme at the Scheme Court Hearing and subsequently confirm the associated Reduction of Capital at the Reduction Court Hearing, currently scheduled to take place on 1 May 2007 and 3 May 2007 respectively. Following the sanction of the Scheme and confirmation of the Reduction of Capital by the Court, it is expected that the last day of dealings in Countrywide Shares will be 3 May 2007 and Countrywide Shares will be delisted at 8.00 a.m. on 4 May 2007.

A regulatory filing in respect of the Proposals has been made with the European Commission and it is expected that the decision of the European Commission will be produced after their initial (Phase I) investigation, which ends on or before 4 May 2007. In the event that the European Commission's decision is not provided by or on the date of the Scheme Court Hearing and/or the Reduction Court Hearing, it may be necessary to adjourn such hearing. If such an adjournment is made, the Company will give notice of the change of date of the Scheme Court Hearing and/or the Reduction Court Hearing (as the case may be) and any resulting changes to the expected timetable, which the Company and Castle BidCo intend to keep to a minimum, by issuing an announcement through a Regulatory News Service.

Copies of the resolutions passed at the Meetings have been submitted to the UK Listing Authority and are available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

The Financial Services Authority, 25 The North Colonnade, London E14 5HS
Tel: 020 7066 1000

Terms defined in the Scheme Document and in the announcement of the Revised Offer, dated 20 March 2007 and 12 April 2007 respectively, shall have the same meaning in this announcement.

Enquiries

Countrywide Christopher Sporborg Grenville Turner Harry Hill	Tel: +44 (0) 1376 533 700
Hawkpoint (financial adviser to Countrywide) David Reid Scott David Renton Jonathan Coddington	Tel: +44 (0) 20 7665 4500
Brunswick Group (Countrywide PR enquiries) John Sunnucks Kate Holgate	Tel: +44 (0) 20 7404 5959
Credit Suisse (lead financial adviser and corporate broker to Apollo) Zachary Brech Gleeson Van Riet John Hannaford (Corporate Broking)	Tel: +44 (0) 20 7888 8888
Deutsche Bank AG (joint financial adviser to Apollo) Sekhar Bahadur Nigel Meek Omar Faruqui	Tel: +44 (0) 20 7545 8000
Goldman Sachs International (joint financial adviser to Apollo) Simon Dingemans Lorenzo Grabau Jonathan Sorrell	Tel: +44 (0) 20 7774 1000

Hawkpoint, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Countrywide and its

Directors and no one else in connection with the Proposals and will not be responsible to anyone other than Countrywide and its Directors for providing the protections afforded to clients of Hawkpoint nor for providing advice in relation to the Proposals, the content of this announcement or any matter referred to herein.

Credit Suisse, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively as lead financial adviser and corporate broker to Apollo and Castle BidCo and no one else in connection with the Proposals and will not be responsible to anyone other than Apollo and Castle BidCo for providing the protections afforded to clients of Credit Suisse nor for providing advice in relation to the Proposals, the content of this announcement or any matter referred to herein.

Deutsche Bank AG is authorised under German Banking Law (competent authority: BaFin - Federal Financial Supervising Authority) and with respect to UK commodity derivatives business by the Financial Services Authority; and is regulated by the Financial Services Authority for the conduct of UK business. Deutsche Bank AG is acting exclusively as joint financial adviser to Apollo and Castle BidCo and no one else in connection with the Proposals and will not be responsible to anyone other than Apollo and Castle BidCo for providing the protections afforded to clients of Deutsche Bank AG nor for providing advice in relation to the Proposals, the content of this announcement or any matter referred to herein.

Goldman Sachs International, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively as joint financial adviser to Apollo and Castle BidCo and no one else in connection with the Proposals and will not be responsible to anyone other than Apollo and Castle BidCo for providing the protections afforded to clients of Goldman Sachs International nor for providing advice in relation to the Proposals, the content of this announcement or any matter referred to herein.

announcement or any matter referred to herein.

Deutsche Bank AG is authorised under German Banking Law (competent authority: BaFin - Federal Financial Supervising Authority) and with respect to UK commodity derivatives business by the Financial Services Authority; and is regulated by the Financial Services Authority for the conduct of UK business. Deutsche Bank AG is acting exclusively as joint financial adviser to Apollo and Castle BidCo and no one else in connection with the Proposals and will not be responsible to anyone other than Apollo and Castle BidCo for providing the protections afforded to clients of Deutsche Bank AG nor for providing advice in relation to the Proposals, the content of this announcement or any matter referred to herein.

Goldman Sachs International, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively as joint financial adviser to Apollo and Castle BidCo and no one else in connection with the Proposals and will not be responsible to anyone other than Apollo and Castle BidCo for providing the protections afforded to clients of Goldman Sachs International nor for providing advice in relation to the Proposals, the content of this announcement or any matter referred to herein.

END

Close

Regulatory Announcement

Go to market news section

Company	Apollo Management L.P.
TIDM	
Headline	Offer for Countrywide plc
Released	15:00 12-Apr-07
Number	7760U

Not for release, publication or distribution, in whole or in part, in or into or from any jurisdiction (including the United States) where to do so would constitute a violation of the laws of such jurisdiction

12 April 2007

CASTLE HOLDCO 4, LTD. ("Castle BidCo")
RECOMMENDED REVISED OFFER FOR THE ACQUISITION OF COUNTRYWIDE PLC

Summary

- The boards of Castle BidCo and Countrywide are pleased to announce that they have agreed the terms of an increased recommended offer by Castle BidCo for the entire issued and to be issued share capital of Countrywide of 530 pence in cash and 0.16487 Rightmove Shares per Countrywide Share (the "Revised Offer").
- Under the Revised Offer, the terms of the Rightmove Sale Election (including its availability) and the Unlisted Securities Alternative (including its availability and the securities law restrictions to which it is subject) are on the same terms as are set out in the Scheme Document, except that the Unlisted Securities Alternative will be available in respect of elections relating to up to £137.52 million of the Cash Consideration.
- Details of the original offer by Castle BidCo for Countrywide, also recommended by the Directors of Countrywide, were set out in the scheme circular posted to Countrywide Shareholders on 20 March 2007 (as supplemented and amended by the scheme circular posted to Countrywide Shareholders on 31 March 2007, together referred to in this Announcement as the "Scheme Document") (the "Original Offer").
- Pursuant to the notices dated 20 March 2007 as set out in the Scheme Document, the Court Meeting and the EGM to approve the Proposals will take place at the offices of Ashurst at Broadwalk House, 5 Appold Street, London EC2A 2HA at 10.30 a.m. and 10.40 a.m. respectively (or, in the case of the EGM, if later, as soon as the Court Meeting has been concluded or adjourned) on 13 April 2007. Blue Forms of Proxy submitted in respect of the Court Meeting and pink Forms of Proxy submitted in respect of the EGM in accordance with the instructions set out therein, and proxy appointments made in accordance with the CREST electronic proxy appointment services, will continue to be valid in respect of the Revised Offer. The completion and return of a Form of Proxy will not prevent any Countrywide Shareholder from attending and voting at either the Court Meeting or the EGM, or any adjournment thereof, in person if he or she wishes to do so.
- The Board of Countrywide received a conditional and non-binding proposal from a third party in relation to a possible competing offer for the whole of the issued and to be issued share capital of Countrywide. As required under the Inducement Fee Agreement, the Company notified Apollo and Castle Bidco of this proposal and, as a result, Castle Bidco has agreed to make the Revised Offer.
- The Countrywide Directors, who have been so advised by Hawkpoint, consider the terms of the Revised Offer to be fair and reasonable. Accordingly, the Countrywide Directors unanimously recommend that Countrywide Shareholders vote in favour of the Revised Offer. In providing its advice, Hawkpoint has taken into account the Countrywide Directors' commercial assessments. Neither the Rightmove Sale Election nor the Unlisted Securities Alternative is the subject of a recommendation by the Countrywide Directors and Countrywide Shareholders are strongly advised to seek their own independent financial

participate in the Rightmove Sale Election or the Unlisted Securities Alternative.

5. Irrevocables; Letters of support

- The irrevocable undertakings given by the Countrywide Directors in respect of the Offer, as described in the Scheme Document, remain in effect in respect of the Revised Offer.
- Save as disclosed in the Scheme Document, Castle BidCo has not sought or obtained any letters of support from other Countrywide Shareholders in relation to the Revised Offer.

6. Financing the Offer

- Credit Suisse is satisfied that the necessary financial resources are available to Castle BidCo to satisfy the cash consideration due under the Revised Offer in full. Full implementation of the Proposals would result in a maximum Cash Consideration of approximately £917 million being payable by Castle BidCo to Countrywide Shareholders (assuming exercise in full of all options under the Countrywide Share Schemes and no Class B Shares or Class B Notes being issued under the Unlisted Securities Alternative).
- Under the Revised Offer, external debt financing to be used to fund £635 million of the Cash Consideration is expected to consist of: (i) £367.5 million senior secured floating rate notes (the "Senior Secured Floating Rate Notes"), £100 million senior secured floating rate PIK-election notes (the "Senior Secured Toggle Notes" and together with the Senior Secured Floating Rate Notes, the "Senior Secured Notes") and £167.5 million fixed rate senior notes (the "Senior Notes" and together with the Senior Secured Notes the "Financing Notes"), which are expected to be issued by Castle Bidco on or about the Effective Date, or (ii) £367.5 million of senior secured increasing rate loans (the "Senior Secured Bridge Loans"), £100 million senior secured increasing rate PIK-election loans (the "Senior Secured Toggle Bridge Loans" and together with the Senior Secured Bridge Loans, the "Senior Secured Bridge Loans"), and £167.5 million of senior increasing rate loans (the "Senior Bridge Loans", and together with the Senior Secured Bridge Loans, the "Bridge Loans"), which are expected to be borrowed by Castle Bidco on or about the Effective Date under Bridge Loan facilities. Castle Bidco is expected to use the Bridge Loans as a source of external debt financing only if the Financing Notes are not issued prior to the Effective Date. If the Bridge Loans are used as the source of external debt financing, it is expected that the Bridge Loans will be refinanced by the Financing Notes prior to the maturity date of the Bridge Loans. Castle Bidco is also expected to enter into a £100 million revolving credit facility (the "Revolving Credit Facility"). On the date on which the initial drawings are made, (the "Closing Date"), a portion of the Revolving Credit Facility may also be utilised for working capital purposes and to pay fees and expenses of the offer to the extent of the cash amount on the Company's balance sheet at the Effective Date.
- The financing under the Bridge Loans and Revolving Credit Facility is expected to be arranged by Credit Suisse, London Branch, Deutsche Bank AG, London Branch and Goldman Sachs International and the initial lenders under such facilities will be Credit Suisse, London Branch, Deutsche Bank AG, London Branch and Goldman Sachs Credit Partners L.P.
- On 12 April 2007, Castle Bidco entered into an amended and restated interim loan agreement (the "Interim Loan Agreement") with Credit Suisse, London Branch, Deutsche Bank AG, London Branch and Goldman Sachs Credit Partners L.P. as lenders to make available a £635 million term loan facility and a £100 million revolving credit facility in the event the Senior Notes are not issued prior to the Effective Date and the Bridge Loans are not available to be drawn on the Effective Date.

7. Transaction Agreement and Inducement Fee

- The Transaction Agreement as described in the Scheme Document remains in effect and has not been amended.
- The Inducement Fee Agreement as described in the Scheme Document remains in effect and has not been amended.

8. Disclosure of interests

- Neither Castle BidCo (nor any of its directors) nor, so far as Castle BidCo is aware, any person acting in concert with Castle BidCo, owns or controls any Countrywide Shares or Rightmove Shares or any securities convertible or exchangeable into Countrywide Shares or Rightmove Shares or any rights to

Credit Suisse (lead financial adviser and corporate broker to Apollo) Zachary Brech Gleeson Van Riet John Hannaford (Corporate Broking)	Telephone: +44 (0) 20 7888 8888
Deutsche Bank AG (joint financial adviser to Apollo) Sekhar Bahadur Nigel Meek Omar Faruqui	Telephone: +44 (0) 20 7545 8000
Goldman Sachs International (joint financial adviser to Apollo) Simon Dingemans Lorenzo Grabau Jonathan Sorrell	Telephone: +44 (0) 20 7774 1000
Countrywide Christopher Sporborg Grenville Turner Harry Hill	Telephone: +44 (0) 1376 533 700
Hawkpoint (financial adviser to Countrywide) David Reid Scott David Renton Jonathan Coddington	Telephone: +44 (0) 20 7665 4500
Brunswick Group (Countrywide PR enquiries) John Sunnucks Kate Holgate	Telephone: +44 (0) 20 7404 5959

Credit Suisse, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively as lead financial adviser and corporate broker to Apollo and Castle BidCo and no one else in connection with the Proposals and will not be responsible to anyone other than Apollo and Castle BidCo for providing the protections afforded to clients of Credit Suisse nor for providing advice in relation to the Proposals, the content of this Announcement or any matter referred to herein.

Deutsche Bank AG is authorised under German Banking Law (competent authority: BaFin - Federal Financial Supervising Authority) and with respect to UK commodity derivatives business by the Financial Services Authority; and is regulated by the Financial Services Authority for the conduct of UK business. Deutsche Bank AG is acting exclusively as joint financial adviser to Apollo and Castle BidCo and no one else in connection with the Proposals and will not be responsible to anyone other than Apollo and Castle BidCo for providing the protections afforded to clients of Deutsche Bank AG nor for providing advice in relation to the Proposals, the content of this Announcement or any matter referred to herein.

Goldman Sachs International, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively as joint financial adviser to Apollo and Castle BidCo and no one else in connection with the Proposals and will not be responsible to anyone other than Apollo and Castle BidCo for providing the protections afforded to clients of Goldman Sachs International nor for providing advice in relation to the Proposals, the content of this Announcement or any matter referred to herein.

Hawkpoint, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Countrywide and its Directors and no one else in connection with the Proposals and will not be responsible to anyone other than Countrywide and its Directors for providing the protections afforded to clients of Hawkpoint nor for providing advice in relation to the Proposals, the content of this Announcement or any matter referred to herein.

The availability of the Revised Offer, the Unlisted Securities Alternative and the Rightmove Sale Election and the release, publication or distribution of this Announcement to persons who are not resident in the United Kingdom may be affected by the laws of the relevant jurisdictions in which they are located. Persons who are not resident in the United Kingdom should inform themselves of, and observe, any applicable requirements. Any failure to comply with such applicable requirements may constitute a violation of the securities laws of any such jurisdictions. This Announcement has been prepared for the purpose of complying with English law and the City Code and the information disclosed may not be the same as that which would have been disclosed if this Announcement had been prepared in accordance with the laws of jurisdictions outside England.

The Rightmove Shares have not been and will not be registered under the US Securities Act or under the

In addition, as a consequence of the Rightmove Shares being included in the Offer, the Panel has imposed a further requirement that all dealings in securities of Rightmove by Castle BidCo or Countrywide, or any of their respective "associates", must also be disclosed by no later than 12.00 noon (London time) on the business day following the date of the relevant transaction on the same basis as if Rightmove securities were "relevant securities" for the purpose of Rule 8.1 of the City Code.

A disclosure table, giving details of the companies whose "relevant securities" and "dealings" should be disclosed, and the number of securities in issue, can be found on the Panel's website at www.thetakeoverpanel.org.uk.

"Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of or derivative referenced to, securities.

Terms in quotation marks are defined in the City Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a dealing under Rule 8, you should consult the Panel.

If you are in any doubt as to the application of Rule 8 to you, please contact an independent financial adviser authorised under the Financial Services and Markets Act 2000, consult the Panel's website at www.thetakeoverpanel.org.uk or contact the Panel on telephone number +44 (0) 20 7638 0129; fax number +44 (0) 20 7236 7013.

The Offer will be subject to the requirements of the City Code and will be on the terms and subject to the Conditions. The Scheme Document includes full details of the Scheme, together with notices of the Court Meeting and the EGM.

In deciding whether or not to vote in favour of the Scheme in respect of their Countrywide Shares, Countrywide Shareholders should rely on the information contained in, and follow the procedures described in this Announcement, the Scheme Document, the Forms of Proxy and the Forms of Election.

As at 7.00 a.m. (London time) on the Reference Date, Countrywide had 170,950,464 ordinary shares of 5 pence in issue (ISIN number GB00B00FQ060).

CA071010067

Appendix II

RULE 24.10 VALUATION CONFIRMATION

The following is the full text of a letter from Credit Suisse Securities (Europe) Limited to the Directors of Castle HoldCo 4, Ltd.:

One Cabot Square
London E14 4QJ

Phone +44 20 7888 8888

Fax +44 20 7888 1600

www.credit-suisse.com

The Directors
Castle HoldCo 4, Ltd.
25 St. George Street
London W1S 1FS

12 April 2007

Recommended revised offer by Castle HoldCo 4, Ltd. for Countrywide plc
Estimate of Value of the Combination of Class B Shares and Class B Notes

Dear Sirs,

We refer to a letter from us to you dated 16 March 2007 (the "Valuation Letter") in relation to our estimated valuation, pursuant to Rule 24.10 of the Code, of the combination of Class B Shares and Class B Notes which may be issued by the Castle Holdco Group pursuant to the Unlisted Securities Alternative, a copy of which was included at Appendix VIII to the Scheme Document posted to Countrywide shareholders on 20 March 2007. We hereby confirm that, taking into account the revisions to the Proposals described in the Announcement issued by Castle HoldcCo 4, Ltd. of even date herewith, the views expressed in the Valuation Letter including, without limitation, the Estimate of Value have not changed between the date of the Valuation Letter and the date hereof.

The Valuation Letter and this confirmation have been provided to the directors of Castle HoldCo 4, Ltd. solely for the purposes of Rule 24.10 of the Code and shall not be used or relied upon for any other purpose whatsoever. They are not addressed to and may not be relied upon by any third party for any purpose whatsoever and Credit Suisse Securities (Europe) Limited expressly disclaims any duty or liability to any third party with respect to the contents of this letter and the Valuation Letter. Terms defined in the Valuation Letter shall have the same meanings when used in this letter.

Credit Suisse, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively as lead financial advisor and corporate broker to the Apollo Funds and Castle HoldCo 4, Ltd. and no one else in connection with the Proposals and will not be responsible to anyone other than the Apollo Funds and Castle HoldCo 4, Ltd. for providing the protections afforded to clients of Credit Suisse nor for providing advice in relation to the Proposals, the content of the Scheme Document or any matter referred to herein. Credit Suisse will receive fees from Castle HoldCo 4, Ltd., as the bidding entity, in respect of these services.

Countrywide Shareholders who may be considering a continuing investment in the future of Castle HoldCo 4, Ltd. through the Unlisted Securities Alternative are urged to read carefully all the information contained in the Scheme Document and the supplementary circular to Shareholders. In particular, Countrywide Shareholders should note that the Class B Shares and Class B Notes will be unlisted securities and there are no current plans to seek a public quotation on any recognised investment exchange or other market of either class of Unlisted Securities.

In providing this Estimate of Value, Credit Suisse expresses no opinion or recommendation to any person as to whether they should accept the Offer or whether they should make any elections pursuant to the Unlisted Securities Alternative. Countrywide Shareholders are recommended to seek their own independent financial advice. Credit Suisse expresses no opinion as to the fairness of the financial terms of the Offer.

Yours faithfully,

31

Countrywide plc

Countrywide House
3 Perry Way
Witham
Essex CM8 3SX

Tel: 01376 533700
Fax: 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No: 01376 500231

10 April 2007

Transparency Obligations Directive
(Disclosure and Transparency Rules) Instrument 2006

We have today received a notice dated 4 April 2007 from an official of Morgan Stanley Securities Limited (MSSL).

In compliance with the Disclosure and Transparency Rules, they confirm that on 4 April 2007 their holding fell below 3%.

They previously held 6,183,081 shares, as reported on 28 March 2007.

~~Director~~/Secretary
Countrywide plc

c.c. H D Hill
M C Nower
G Turner
J Pleumeekers)
J Coddington) Hawkpoint
M Luen)
M Franklin)

CS1.4.199-5101MorganStanleysl(pw)le100407

309

Countrywide plc

Countrywide House
3 Perry Way
Witham
Essex CM8 3SX

Tel: 01376 533700
Fax: 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No: 01376 500231

10 April 2007

Transparency Obligations Directive
(Disclosure and Transparency Rules) Instrument 2006

We have today received a notice dated 5 April 2007 from an official of UBS AG.

In compliance with the Disclosure and Transparency Rules, they confirm that on 4 April 2007 UBS Investment Bank and UBS AG London Branch have a notifiable interest and are the direct holders of 14,443,957 shares in the ordinary 5p shares of Countrywide plc. This equates to 8.45% of the issued share capital of 170,950,464 shares.

They have increased their holding from 12,376,574 shares, as reported on 3 April 2007, to 14,443,957 shares.

~~Director~~/Secretary
Countrywide plc

c.c. H D Hill
M C Nower
G Turner
J Pleumeekers)
J Coddington) Hawkpoint
M Luen)
M Franklin)

CS1.4.198-5101UBSsl(ps)le100407

Countrywide plc

Countrywide House
3 Perry Way
Witham
Essex CM8 3SX

Tel: 01376 533700
Fax: 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No: 01376 500231

5 April 2007

Transparency Obligations Directive
(Disclosure and Transparency Rules) Instrument 2006

We have today received the following notice dated 3 April 2007 from an official of Cater Allen International Limited of 2 Triton Square, Regents Place, London NW1 3AN.

In compliance with the Disclosure and Transparency Rules, they confirm that as at 2 April 2007, Cater Allen International Limited has a notifiable interest in and is the direct holder of 8,922,608 ordinary shares of 5p in Countrywide plc. This equates to 5.22% of the issued share capital of 170,950,464 shares.

This is the first notification we have received.

Director/Secretary
Countrywide plc

c.c. H D Hill
M C Nower
G Turner
J Pleumeekers)
J Coddington) Hawkpoint
M Luen)
M Franklin)

CS1.4.197-5101CaterAllensl(ps)le050407

Countrywide plc

Countrywide House
3 Perry Way
Witham
Essex CM8 3SX
Tel: 01376 533700
Fax 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No: 01376 500231

4 April 2007

Transparency Obligations Directive
(Disclosure and Transparency Rules) Instrument 2006

We have today received the following notice dated 3 April 2007 from an official of Deutsche Bank AG.

In compliance with the Disclosure and Transparency Rules, they confirm that as at 2 April 2007, Deutsche Bank AG, no longer has a notifiable interest in ordinary shares in Countrywide plc.

Deutsche Bank AG is a corporation domiciled in Frankfurt, Germany, of which Deutsche Bank AG London is a branch.

It previously held 10,438,569 shares, as reported on 2 April 2007.

Director/Secretary
Countrywide plc

c.c. H D Hill
M C Nower
G Turner
J Pleumeekers)
J Coddington) Hawkpoint
M Luen)
M Franklin)

Countrywide plc

Countrywide House
3 Perry Way
Witham
Essex CM8 3SX

Tel: 01376 533700
Fax: 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No: 01376 500231

3 April 2007

Transparency Obligations Directive
(Disclosure and Transparency Rules) Instrument 2006

We have today received the following notice dated 2 April 2007 from an official of UBS AG.

In compliance with the Disclosure and Transparency Rules, they confirm that on 29 March 2007 UBS Investment Bank and UBS AG have a notifiable interest and are the direct holders of 12,376,574 shares in the ordinary 5p shares of Countrywide plc. This equates to 7.24% of the issued share capital of 170,950,464 shares.

They have increased their holding from 10,022,444 shares, as reported on 27 March 2007, to 12,376,574 shares.

[signature]

Director/Secretary
Countrywide plc

c.c. H D Hill
M C Nower
G Turner
J Pleumeekers)
J Coddington) Hawkpoint
M Luen)
M Franklin)

CS1.4.195-5101UBSsl(ps)le030407

305

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

If you are in any doubt as to the action you should take, you are recommended to seek your own financial advice immediately from your stockbroker, bank manager, solicitor, accountant or other independent financial adviser authorised under the Financial Services and Markets Act 2000, if you are in the United Kingdom, or from another appropriately authorised independent financial adviser if you are in a territory outside the United Kingdom.

If you have sold or otherwise transferred all of your Countrywide Shares, please forward this document and the Scheme Document, but not the accompanying documents, at once to the purchaser or transferee or to the stockbroker, bank or other agent through whom the sale or transfer was effected, for transmission to the purchaser or transferee. If you have sold or transferred only part of your holding of Countrywide Shares, you should retain these documents and consult the bank, stockbroker or other agent through whom the sale or transfer was effected.

Hawkpoint, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively as financial adviser to Countrywide and no-one else in connection with the matters described in this document and will not be responsible to anyone other than Countrywide for providing the protections afforded to clients of Hawkpoint or for providing advice in relation to the matters described in this document.

Credit Suisse, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively as lead financial adviser and corporate broker for Castle HoldCo 4, Ltd. and the Apollo Funds and no-one else in connection with the matters described in this document and will not be responsible to anyone other than Castle HoldCo 4, Ltd. and the Apollo Funds for providing the protections afforded to clients of Credit Suisse or for providing advice in relation to matters set out in this document or any matter referred to herein.

Deutsche Bank is authorised under German Banking Law (competent authority: BaFin – Federal Financial Supervising Authority) and with respect to UK commodity derivatives business by the Financial Services Authority; and is regulated by the Financial Services Authority for the conduct of UK business. Deutsche Bank is acting exclusively as joint financial adviser to Apollo and Castle HoldCo 4, Ltd. and no-one else in connection with the Proposals and will not be responsible to anyone other than Apollo and Castle HoldCo 4, Ltd. for providing the protections afforded to clients of Deutsche Bank nor for providing advice in relation to the Proposals, the content of this document or any matter referred to herein.

Goldman Sachs International, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively as joint financial adviser to Apollo and Castle HoldCo 4, Ltd. and no-one else in connection with the Proposals and will not be responsible to anyone other than Apollo and Castle HoldCo 4, Ltd. for providing the protections afforded to clients of Goldman Sachs International nor for providing advice in relation to the Proposals, the content of this document or any matter referred to herein.

RECOMMENDED REVISED CASH AND SECURITIES OFFER

by

Castle HoldCo 4, Ltd.

for

Countrywide plc

by means of a

Scheme of Arrangement

under section 425 of the Companies Act 1985

Shareholders should carefully read the whole of this document and the Scheme Document.

Notice of a meeting of Countrywide convened by order of the Court to be held at the offices of Ashurst at Broadwalk House, 5 Appold Street, London EC2A 2HA on 13 April 2007 at 10.30 a.m. and notice of an Extraordinary General Meeting of Countrywide to be held at 10.40 a.m. (or as soon thereafter as the preceding Court Meeting has been concluded or adjourned) on the same date and at the same location are set out at the end of the Scheme Document.

The action to be taken in respect of the Meetings is set out on pages 5 to 8 of the Scheme Document and also in paragraph 10 of Part 1 (*Letter from the Chairman of Countrywide plc*) of the Scheme Document. Whether or not you intend to attend both or either of the Meetings in person, please complete the Forms of Proxy enclosed with the Scheme Document and return them in accordance with the instructions printed thereon as soon as possible, but in any event so as to be received by post using the reply-paid service printed on the reverse of the Forms of Proxy or, during normal business hours only, by hand to Countrywide's registrars, Capita Registrars at the Proxy Processing Centre, Telford Road, Bicester, OX26 4LD, by 10.30 a.m. on 11 April 2007 in the case of the Court Meeting and by 10.40 a.m. on 11 April 2007 in the case of the EGM (or, in the case of an adjournment, not later than 48 hours before the time fixed for the holding of the adjourned Meeting). The blue Form of Proxy for use at the Court Meeting may also be handed to Countrywide's registrars at the Court Meeting before the taking of the poll. However, in the case of the EGM, unless the pink Form of Proxy is lodged so as to be received by the time mentioned in the instructions printed thereon, it will be invalid. The completion and return of a Form of Proxy will not prevent you from attending and voting at either the Court Meeting or the EGM, or any adjournment thereof, in person if you wish to do so.

Scheme Shareholders wishing to make an election for the Rightmove Sale Election and/or the Unlisted Securities Alternative must, if you hold your Countrywide Shares in certificated form, complete and sign the Form of Election in accordance with the instructions printed thereon and return such Form of Election to Capita Registrars, Corporate Actions, The Registry, 34 Beckenham Road, Beckenham, Kent, BR3 4TU or, if you are a CREST Shareholder, complete an electronic election through CREST, as soon as is possible, but in any event, so as to be received by 1.00 p.m. on 30 April 2007.

If you have any questions relating to this document or the completion and return of your Forms of Proxy or the Form of Election or if you require new Forms of Proxy or Forms of Election, please call Capita Registrars on 0870 162 3121 between 9.00 a.m. and 5.00 p.m. Monday to Friday or, from outside the United Kingdom, on +44 20 8639 2157. Please note that, for our joint protection, calls to these numbers may be monitored or recorded, and no advice on the Proposals can be given, nor will any legal, tax or financial advice be given.

The availability of the Offer, the Unlisted Securities Alternative and the Rightmove Sale Election and the release, publication or distribution of this document and the Scheme Document to persons who are not resident in the United Kingdom may be affected by the laws of the relevant jurisdictions in which they are located. Persons who are not resident in the United Kingdom should inform themselves of, and observe, any applicable requirements. Any failure to comply with such applicable requirements may constitute a violation of the securities laws of any such jurisdictions. Under the terms of the Scheme, Castle Bidco has the right to deem a Scheme Shareholder to have made a Rightmove Sale Election in respect of all Rightmove Shares to which he is entitled under the Scheme or, as the case may be, not to have made an election under the Unlisted Securities Alternative in respect of such Scheme Shares as the Scheme Shareholder has purported to make such an election, in either case, where Castle Bidco believes that the receipt of such Rightmove Shares, Class B Shares (or corresponding Convertible Notes) or, as the case may be, Class B Notes by that Scheme Shareholder may infringe applicable legal or regulatory requirements or require the Company, Rightmove, Castle Bidco, Castle Midco 1 or Castle Topco to comply with any regulatory or other obligations which they consider to be unduly onerous or with which they are unable to comply.

The Rightmove Shares have not been and will not be registered under the US Securities Act or under the securities laws of any state in the United States. Accordingly, US Persons will not be eligible to receive the Rightmove Share Consideration and will be deemed to have made an election for the Rightmove Sale Election in respect of all Rightmove Shares to which they are entitled under the Scheme.

The Unlisted Securities have not been and will not be registered under the US Securities Act or under the securities laws of any state in the United States. Accordingly, notwithstanding the Unlisted Securities Alternative, all Scheme Shareholders shall receive cash, and there shall be no issuance of Unlisted Securities to Scheme Shareholders, unless Castle Topco considers that they may be so issued pursuant to an exemption from the registration requirements of the US Securities Act provided by Section 3(a)(10) of that Act. Any such issue, and the availability of the Unlisted Securities Alternative, will be subject to the additional restrictions noted in paragraph 4 of Part 2 (*Explanatory Statement*) of the Scheme Document.

No steps have been taken, nor will any be taken, to enable the Unlisted Securities to be offered in compliance with the applicable securities laws of Canada or Japan and no prospectus in relation to the Unlisted Securities has been, or will be, lodged with or registered by the Australian Securities and Investments Commission. Accordingly, the Unlisted Securities may not be offered, sold, resold, taken up, delivered or transferred, directly or indirectly, in or into Canada, Japan or Australia (except in transactions exempt from or not subject to the registration requirements of the relevant securities laws of Canada, Japan or Australia).

Neither this document, the Scheme Document, nor any of the accompanying documents constitutes an offer or an invitation to purchase or subscribe for any securities or a solicitation of an offer to buy any securities pursuant to these documents or otherwise in any jurisdiction in which such offer or solicitation is unlawful.

Neither the US Securities and Exchange Commission nor any US state securities commission has passed upon the accuracy or adequacy of this document or the Scheme Document. The

Rightmove Shares and the Unlisted Securities have not been approved or disapproved by the US Securities and Exchange Commission or any US state securities commission. Any representation to the contrary is a criminal offence in the United States.

The Scheme is in respect of securities of a non-US company. This document, the Scheme Document and the accompanying documents have been prepared for the purposes of complying with English law, the City Code and the Listing Rules and information disclosed may not be the same as that which would have been prepared in accordance with the laws of jurisdictions outside England, including those of the United States. Any financial statements or other financial information included in this document or the Scheme Document have been prepared in accordance with non-US accounting standards that may not be comparable to the financial statements of US companies. It may be difficult for Countrywide Shareholders who are US Persons to enforce any rights and claims that they might have arising under the US federal securities laws in respect of the Scheme.

Countrywide is a company registered in England and Wales and Castle Bidco, Castle Midco 1, Castle Midco 2 and Castle Topco are companies incorporated in the Cayman Islands. Directors and officers of Countrywide, Castle Bidco, Castle Midco 1, Castle Midco 2 and Castle Topco may be located outside of the United States and, as a result, it may not be possible for Scheme Shareholders who are resident in the United States to effect service of process within the United States upon Countrywide, Castle Bidco, Castle Midco 1, Castle Midco 2 or Castle Topco. All or a substantial portion of the assets of Countrywide, Castle Bidco, Castle Midco 1, Castle Midco 2 and Castle Topco may be located outside of the United States and, as a result, it may not be possible to satisfy a judgment against Countrywide, Castle Bidco, Castle Midco 1, Castle Midco 2 or Castle Topco outside of the United States.

NOTICE TO NEW HAMPSHIRE RESIDENTS

NEITHER THE FACT THAT A REGISTRATION STATEMENT OR AN APPLICATION FOR A LICENCE HAS BEEN FILED UNDER CHAPTER 421-B OF THE NEW HAMPSHIRE REVISED STATUTES (THE "RSA") WITH THE STATE OF NEW HAMPSHIRE NOR THE FACT THAT A SECURITY IS EFFECTIVELY REGISTERED OR A PERSON IS LICENSED IN THE STATE OF NEW HAMPSHIRE CONSTITUTES A FINDING BY THE SECRETARY OF STATE OF NEW HAMPSHIRE THAT ANY DOCUMENT FILED UNDER RSA 421-B IS TRUE, COMPLETE AND NOT MISLEADING. NEITHER ANY SUCH FACT NOR THE FACT THAT AN EXEMPTION OR EXCEPTION IS AVAILABLE FOR A SECURITY OR A TRANSACTION MEANS THAT THE SECRETARY OF STATE HAS PASSED IN ANY WAY UPON THE MERITS OR QUALIFICATIONS OF, OR RECOMMENDED OR GIVEN APPROVAL TO, ANY PERSON, SECURITY, OR TRANSACTION. IT IS UNLAWFUL TO MAKE, OR CAUSE TO BE MADE, TO ANY PROSPECTIVE PURCHASER, CUSTOMER, OR CLIENT ANY REPRESENTATION INCONSISTENT WITH THE PROVISIONS OF THIS PARAGRAPH.

Forward-looking statements

The statements contained in this document are made at the date of this document, unless some other time or date is specified in relation to them, and service of this document shall not give rise to any implication that there has been no change in the facts set out in this document since such date. Nothing contained in this document shall be deemed to be a forecast, projection or estimate of the future financial performance of the Company, Castle Bidco, Castle Midco 1, Castle Midco 2 or Castle Topco except where otherwise expressly stated.

This document, including information included or incorporated by reference in this document contains certain forward-looking statements with respect to the financial condition, results of operations and business of Countrywide and certain plans and objectives of the boards of Countrywide and Castle Bidco with respect thereto. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as "anticipate", "target", "expect", "estimate", "intend", "plan", "goal", "believe", "will", "may", "should", "would", "could" or other words of similar meaning. These statements are based on assumptions and assessments made by the boards of Countrywide and Castle Bidco in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe appropriate. By their nature, forward-looking statements involve risk and uncertainty, because they relate to events and depend on circumstances that will occur in the future and the factors

described in the context of such forward-looking statements in this document could cause actual results and developments to differ materially from those expressed in or implied by such forward-looking statements. Many of these risks and uncertainties relate to factors that are beyond the companies' ability to control or estimate precisely, such as future market conditions and the behaviour of other market participants. Although Countrywide and Castle Bidco believe that the expectations reflected in such forward-looking statements are reasonable, Countrywide and Castle Bidco can give no assurance that such expectations will prove to have been correct and Countrywide and Castle Bidco therefore caution you not to place undue reliance on these forward-looking statements which speak only as at the date of this document.

All times referred to are London times unless otherwise stated.

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the City Code, if any person is, or becomes "interested" (directly or indirectly) in one per cent. or more of any class of "relevant securities" of Countrywide, all "dealings" in any "relevant securities" in Countrywide (including by means of an option in respect of, or a derivative referenced to, any such "relevant securities") must be publicly disclosed by no later than 3.30 p.m. on the Business Day following the date of the relevant transaction. This requirement will continue until the Effective Date or when the "offer period" for the purposes of the City Code otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an "interest" in "relevant securities" of Countrywide they will be deemed to be a single person for the purpose of Rule 8.3. Under the provisions of Rule 8.1 of the City Code, all "dealings" in "relevant securities" of Countrywide by Countrywide or Castle Bidco or by any of their respective "associates", must be disclosed by no later than 12.00 noon on the Business Day following the date of the relevant transaction.

In addition, as a consequence of Rightmove Shares being included in the Offer, the Panel has imposed a further requirement that all dealings in securities of Rightmove by Castle Bidco or Countrywide, or any of their respective "associates", must also be disclosed by no later than 12.00 noon (London time) on the Business Day following the date of the relevant transactions on the same basis as if Rightmove securities were "relevant securities" for the purpose of Rule 8.1 of the City Code.

A disclosure table, giving details of the companies in whose "relevant securities" "dealings" should be disclosed, and the number of such securities in issue, can be found on the Panel's website at www.thetakeoverpanel.org.uk.

"Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotations marks in this section are defined in the City Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a "dealing" under Rule 8, you should consult the Panel.

In accordance with normal United Kingdom market practice and subject to applicable regulatory requirements, Castle Bidco or its nominees or its brokers (acting as agents) may from time to time make certain purchases of, or arrangements to purchase, Countrywide Shares outside the United States, other than pursuant to the Offer. These purchases may occur either in the open market at prevailing prices or in private transactions at negotiated prices. Any information about such purchases will be disclosed as required in the United Kingdom and under applicable regulatory requirements (including applicable US securities laws).

Definitions

Capitalised words and expressions used in this document are defined in Appendix IX (*Definitions*) to the Scheme Document and shall have those meanings unless the context requires otherwise.

TABLE OF CONTENTS

EXPECTED TIMETABLE OF PRINCIPAL EVENTS

EVENT	TIME AND DATE
Latest time for lodging blue Forms of Proxy for the Court Meeting[1]	10.30 a.m. on 11 April 2007[2]
Latest time for lodging pink Forms of Proxy for the EGM[1]	10.40 a.m. on 11 April 2007[2]
Voting Record Time for Court Meeting and EGM	6.00 p.m. on 11 April 2007[3]
Court Meeting	**10.30 a.m. on 13 April 2007**
EGM	**10.40 a.m. on 13 April 2007[4]**
Latest time for receipt of Form of Election for the Rightmove Sale Election and/or the Unlisted Securities Alternative and receipt of TTE messages[5]	1.00 p.m. on 30 April 2007[2]
The following dates are subject to change, please see note (6) below	
Scheme Court Hearing (to sanction the Scheme)	1 May 2007
Reorganisation Record Time	6.00 p.m. on 2 May 2007
Reduction Court Hearing (to confirm the Reduction of Capital)	3 May 2007
Last day of dealings in Countrywide Shares	3 May 2007
Scheme Record Time	6.00 p.m. on 3 May 2007
Effective Date	**4 May 2007**
Delisting of Countrywide Shares	8.00 a.m. on 4 May 2007
Latest date for despatch of, as applicable, cheques for Cash Consideration, Rightmove Share certificates in respect of Rightmove Share Consideration, cash in respect of the Rightmove Sale Election and/or Class B Shares and Class B Notes in respect of the Unlisted Securities Alternative	18 May 2007
Latest date for CREST accounts to receive Rightmove Shares or cash to be credited	18 May 2007

(1) A blue form of proxy for the Court Meeting not so lodged may be handed to Countrywide's registrars, Capita Registrars, at that meeting before the taking of the poll. However, the pink forms of proxy for the EGM must be lodged by 10.40 a.m. on 11 April 2007 in order to be valid (or, in the case of an adjournment, not later than 48 hours before the time fixed for the holding of the adjourned Meeting). The Court Meeting and the EGM will be held at the offices of Ashurst, Broadwalk House, 5 Appold Street, London, EC2A 2HA.

(2) Please see paragraph 10 in Part 1 (*Letter from the Chairman of Countrywide plc*) of the Scheme Document.

(3) If either the Court Meeting or the EGM is adjourned, the Voting Record Time for the adjourned Meeting will be 6.00 p.m. on the second day before the date set for the adjourned meeting.

(4) To commence at 10.40 a.m. or, if later, immediately following the conclusion or adjournment of the Court Meeting.

(5) CREST Shareholders who wish to elect for the Rightmove Sale Election and/or the Unlisted Securities Alternative must do so electronically. Please see Appendix V *(Notes on electing for the Rightmove Sale Election and/or the Unlisted Securities Alternative)* to the Scheme Document for further details.

(6) These dates and times are indicative only and will depend, *inter alia*, on the dates upon which the Court sanctions the Scheme and the associated Reduction of Capital and whether the Conditions are either satisfied or waived. If the expected date of the Scheme Court Hearing is changed, Countrywide will give notice of this change by issuing an announcement through a Regulatory Information Service. All Countrywide Shareholders have the right to attend the Scheme Court Hearing and the Reduction Court Hearing.

Unless otherwise stated, all references to times are to London times.

Countrywide plc

Countrywide House
Perry Way
Witham
Essex
CM8 3SX

31 March 2007

Directors

C. H. Sporborg (Chairman)
G. Turner (Managing Director)
M. C. Nower (Finance Director)
H. D. Hill (Executive Director)
A. J. Brown (Independent Non-Executive Director)
P. W. Mason (Independent Non-Executive Director)
M. J. Gordon (Independent Non-Executive Director)

To Countrywide Shareholders and, for information only, to participants in the Countrywide Share Schemes

Dear Shareholder,

RECOMMENDED OFFER FOR COUNTRYWIDE PLC

1. Introduction

On 2 March 2007, the boards of Castle Bidco and Countrywide announced that they had reached agreement on the terms of a recommended cash and securities offer by Castle Bidco for the entire issued and to be issued ordinary share capital of Countrywide of 510 pence and 0.16487 Rightmove Shares per Countrywide Share. At the time of the Announcement, the Offer valued each Countrywide Share at 590 pence and the existing issued ordinary share capital of Countrywide at approximately £1,008 million (based on the Closing Price of 485.5 pence per Rightmove Share on 2 March 2007, being the date of the Announcement). The Proposals are to be implemented by means of a scheme of arrangement pursuant to section 425 of the Companies Act (involving a reduction of capital under section 135 of the Companies Act). On 20 March 2007 Countrywide Shareholders were sent a document containing the terms of the Proposals (the "Scheme Document").

I am now writing to you:

- to remind you that the deadline for submitting your Forms of Proxy in relation to the Meetings is 10.30 a.m. on 11 April 2007 in respect of the Court Meeting and 10.40 a.m. on 11 April 2007 in respect of the EGM; and
- to notify you of certain changes which are to be made to the terms of the Unlisted Securities.

If you have already completed and returned either or both Forms of Proxy and/or have made an election in accordance with the instructions in Appendix V (*Notes on electing for the Rightmove Sale Election and/or the Unlisted Securities Alternative*) to the Scheme Document, these proxies and/or elections will remain valid unless you complete and return a new Form of Proxy and/or make a new election. Any new Form of Proxy and/or any new or modified election made after the date of this document will supersede any previous Form of Proxy you have submitted or election you have made (and, for these purposes, any such election will not be deemed to have been made irrevocably notwithstanding any term to the contrary contained in the Form of Election). If you have any questions in relation to any Form of Proxy which you have submitted and/or any election which you have made prior to the date of this document or if you require additional Forms of Proxy and/or Forms of Election, you should contact Capita Registrars on 0870 162 3121 or, if telephoning from outside the United Kingdom, on +44 20 8639 2157, Monday to Friday from 9.00 a.m. to 5.00 p.m. Please note that calls to these numbers will be monitored or recorded and no advice on the merits of the Proposals or legal, tax or financial advice will be given.

2. The Revised Proposals

Under the terms of the revised Proposals, certain changes have been made to the rights attaching to the Unlisted Securities. These changes are summarised in Appendix I (*Summary of amendments to the Unlisted Securities*) to this document. A revised and restated summary of the Articles of Castle Topco is set out in Appendix II (*Summary of the Articles of Castle Topco*) to this document. A revised and restated summary of the terms of the Class A Notes and the Class B Notes is set out in Appendix III (*Summary of terms of Class A Notes and Class B Notes*) to this document.

Other than the changes to the rights attaching to the Unlisted Securities referred to above, there are no other changes to the Scheme or to the description of the Proposals set out in the Scheme Document and, in all other respects, the Proposals remain as set out in the Scheme Document.

COUNTRYWIDE SHAREHOLDERS WHO MAY BE CONSIDERING MAKING AN ELECTION FOR CLASS B SHARES AND CLASS B NOTES UNDER THE UNLISTED SECURITIES ALTERNATIVE SHOULD READ THE RISK FACTORS RELATING TO THE UNLISTED SECURITIES SET OUT IN PART D OF APPENDIX II (*FURTHER INFORMATION ON THE CASTLE HOLDCO GROUP*) TO THE SCHEME DOCUMENT.

3. Further Information and Action to be Taken

You should ensure that you read the remainder of this document and the Scheme Document.

Please refer to pages 5 to 8 and paragraph 10 of Part 1 (*Letter from the Chairman of Countrywide plc*) of the Scheme Document for information on the action to be taken by you in respect of the Proposals.

4. Recommendation

The Directors, who have been so advised by Hawkpoint, consider the terms of the Offer to be fair and reasonable. Accordingly, the Directors unanimously recommend you to vote in favour of the Proposals as they have irrevocably undertaken to do in respect of their own beneficial holdings of 541,068 Countrywide Shares, representing approximately 0.3 per cent. of Countrywide's existing issued ordinary share capital. In providing its advice to the Directors, Hawkpoint has taken into account the commercial assessments of the Directors.

Neither the Rightmove Sale Election nor the Unlisted Securities Alternative is the subject of a recommendation by the Directors and Countrywide Shareholders are strongly advised to seek their own independent financial advice before electing to participate in either.

Yours faithfully,

C. H. Sporborg
Chairman

APPENDIX I

Summary of amendments to the Unlisted Securities

The following is a summary of the principal changes to the rights attaching to the Unlisted Securities which have been made subsequent to the posting of the Scheme Document. A full summary of the principal provisions of the Articles of Castle Topco as modified (including the rights attaching to the Class A Shares and the Class B Shares) is contained in Appendix II (*Summary of the Articles of Castle Topco*) to this document. A full summary of the principal terms of the Class A Notes and Class B Notes as modified is contained in Appendix III (*Summary of terms of Class A Notes and Class B Notes*) to this document. The rights attaching to the Unlisted Securities as described in the Scheme Document are referred to in this Appendix as the "Original Terms". The rights attaching to the Unlisted Securities as described in this document are referred to in this Appendix as the "Modified Terms".

Voting rights

The Original Terms provided that, following such time as the Apollo Funds and their affiliates, investors, partners and co-investors hold less than 50.1 per cent. of the Class A Shares then in issue, the Class A Shares and the Class B Shares would vote as one class of shares on any resolution to be decided by shareholders with Class B Shareholders being entitled to one vote for each Class B Share held. The Modified Terms provide that Class B Shareholders will be entitled to vote in such manner following the time at which the Apollo Funds and their affiliates, investors, partners and co-investors hold less than 50.1 per cent. of the issued equity share capital of Castle Topco.

Variation of rights

The Original Terms provided that a variation or abrogation which affected the Class A Shares and the Class B Shares equally would be subject to the written consent of not less than 50 per cent. of Class A Shareholders only or approval by an ordinary resolution of the Company in general meeting (at which only the Class A Shareholders would be entitled to vote).

The Modified Terms provide that a variation or abrogation which affected the Class A Shares and the Class B Shares equally would be subject to the written consent of Class A Shareholders and Class B Shareholders holding not less than 50 per cent. of the aggregate nominal value of the issued Class A Shares and Class B Shares or approval by an ordinary resolution of the Company at a general meeting of the Class A Shareholders and the Class B Shareholders together.

The Original Terms also provided that a variation or abrogation which affected the rights attaching to the Class A Shares without equally varying or abrogating the rights attaching to the Class B Shares would be subject to approval by the Class A Shareholders holding not less than 50 per cent. of the issued Class A Shares (if the variation would materially affect the Class A Shares) or the Class B Shareholders holding not less than 50 per cent. of the issued Class B Shares (if the variation would materially enhance the rights of the Class A Shares without also equally materially enhancing the rights of the Class B Shares).

The Modified Terms provide that any variation or abrogation which affects the rights attaching to a class of shares (other than one which affects the Class A Shares and Class B Shares equally) is subject to the approval in writing of the holders of the relevant class of shares holding shares representing not less than 50 per cent. of the nominal value of the issued shares of that class or with the sanction of an ordinary resolution of the relevant class of shares at a separate general meeting. A variation or abrogation which enhances the rights attaching to one class of share but not the other class or classes of shares will constitute a variation or abrogation of the rights attaching to any class whose rights are not being varied or abrogated and such variation or abrogation would then require the consent of holders of that class or those classes of shares.

Pre-emption rights

The Original Terms provided that the pre-emption rights would not apply to the issue in any calendar year by Castle Topco to Apollo Fund Affiliates of shares representing one per cent. or less of the aggregate nominal value of Castle Topco's issued share capital. The Modified Terms no longer contain this exception.

The Original Terms also provided that the pre-emption rights would not apply in respect of the issue of any shares or securities not constituting equity securities. The Modified Terms no longer contain this exception.

The Modified Terms contain an additional right in relation to the exercise of pre-emption rights. In subscribing for shares pursuant to the pre-emption rights, a shareholder may specify the maximum number of additional pre-emption shares for which he is willing to subscribe if another shareholder entitled to subscribe pre-emption shares elects not to subscribe his full entitlement thereto. The board shall allot any pre-emption shares which are not subscribed by the shareholder who is entitled to such shares *pro rata* to other shareholders who make such an election.

Drag-along rights of Class A Shares

The Original Terms provided that the transfer of drag-along shares would be on terms which, in the opinion of the board, would be no less favorable in the aggregate than the terms on which the Class A Shareholders would transfer their shares. The Modified Terms provide that the transfer of drag-along shares will be subject to terms which, in the "reasonable" opinion of the board, are the same as the terms to which the transfer of Class A Shares will be subject pursuant to the relevant transaction.

The Original Terms provided that any continuing obligation which may apply to the dragged shares in a drag-along transaction could be satisfied by the Company retaining all or part of the consideration due to the dragged shareholders in respect of the drag-along transaction. At the same time the Original Terms permitted a Class A Shareholder to satisfy any such continuing obligation by providing an indemnity in lieu of a retention of consideration due to such Class A Shareholder. The Modified Terms provide that if the drag-along purchaser is willing to permit a Class A Shareholder to satisfy any continuing obligation in respect of the drag-along transaction by way of indemnity in lieu of a retention of consideration due to such Class A Shareholder, then the drag-along purchaser shall be required to offer the same opportunity, *pro rata*, to any dragged shareholder who (i) holds 5 per cent. or more of the issued equity share capital of the Company, and (ii) is able to provide a suitably solvent indemnity or letter of credit acceptable to the drag-along purchaser.

The Original Terms provided that a dragged shareholder may be required to join in any representations, warranties, indemnifications or other obligations being given by the dragging shareholder to the drag-along purchaser on a *pro rata* and several basis. The Modified Terms limit this obligation to each dragged shareholder giving, in respect of himself and his shares, representations and warranties relating only to status, capacity, authorisation and title to and ownership of shares.

Tag-along rights of the Class B Shares

The Original Terms provided that the tag-along rights would not apply from such time as the Apollo Funds and the Apollo Funds Affiliates held 50 per cent. or less of the Class A Shares in issue. The Modified Terms provide that the tag-along rights shall not apply to any transfer of Class A Shares and/ or Class B Shares if the selling shareholder, together with its Affiliates, holds 20 per cent. or less of the aggregate nominal value of the Class A Shares and Class B Shares in issue.

The Original Terms provided that the tag-along rights would apply to any transaction in which a relevant Class A Shareholder sold 3 per cent. or more of the Class A Shares then in issue. The Modified Terms provide that the tag-along rights shall apply to any transaction in which any relevant shareholder sells Class A Shares and/or Class B Shares which, when aggregated with all previous disposals of Class A Shares and/or Class B Shares by that shareholder and its affiliates, represents 3 per cent. or more of the Class A Shares and Class B Shares then in issue.

The Original Terms provided that the transfer of tag-along shares would, in the opinion of the board, be on terms which would be no less favorable in the aggregate than the terms on which the Class A Shareholders would transfer their shares. The Modified Terms provide that the transfer of tag-along shares will be subject to terms which are, in the "reasonable" opinion of the board, the same as the terms to which the transfer of Class A Shares and/or the Class B Shares will be subject pursuant to the relevant transaction.

The Original Terms provided that any continuing obligation which may apply to the tag-along shares in a tag-along transaction could be satisfied by the Company retaining all or part of the consideration due

to the tag-along shareholders in respect of the tag-along transaction. At the same time the Original Terms permitted a Class A Shareholder to satisfy any such continuing obligation by providing an indemnity in lieu of a retention of consideration due to such Class A Shareholder. The Modified Terms provide that if the tag-along purchaser is willing to permit the selling shareholder who triggers the tag-along transaction to satisfy any continuing obligation in respect of the tag-along transaction by way of indemnity in lieu of a retention of consideration due to him, then the tag-along purchaser shall be required to offer the same opportunity, *pro rata*, to any shareholder who (i) sells tag-along shares in the tag-along transaction, (ii) holds 5 per cent. or more of the issued equity share capital of the Company, and (iii) who is able to provide a suitably solvent indemnity or letter of credit acceptable to the tag-along purchaser.

The Original Terms provided that a tag-along shareholder may be required to join in any representations, warranties, indemnifications or other obligations being given by the selling shareholder on a *pro rata* and several basis. The Modified Terms limit this obligation to each tag-along shareholder giving, in respect of himself and his shares, representations and warranties relating only to status, capacity, authorisation and title to and ownership of shares.

Class A Shareholders right of last offer

The Original Terms provided that the Class B Shareholders would give Castle Topco not less than 21 days' notice of an intention to enter into any right of last offer transaction. The Modified Terms provide that the Class B Shareholders will give Castle Topco not less than 10 days' notice of an intention to enter into any right of last offer transaction.

The Modified Terms contain an additional right in respect of right of last offer transactions. The notice of the right of last offer transaction given by a Class B Shareholder may specify that the right of last offer is conditional on a specified number of Class B Shares being sold. If the Class A Shareholders do not agree to purchase such number of right of last offer shares which equals or exceeds this specified minimum, the Class B Shareholder may sell all of the right of last offer shares to the purchaser specified in the notice. The Modified Terms also provide a Class A Shareholder with the right to assign its rights to acquire shares under the right of last offer provisions to another person.

Stapling of Class B Shares

The Original Terms provided that, except in certain circumstances, the Class B Shares could only be transferred if the transferring shareholder also transferred the same portion of Class B Notes held by him to the same transferee in the same transaction. An additional exception now applies under the Modified Terms so that the "stapling" provisions will not apply to any Class B Notes which have been listed (see the paragraph headed "*Listing of Class B Notes*" in this Appendix I below for further details of the listing of Class B Notes).

Directors

The Modified Terms provide that the Independent Director (as defined in the articles of Castle Topco) must not be affiliated with, working for or representing a competitor of Countrywide or Apollo and must otherwise be reasonably satisfactory to the board of Castle Topco. The Modified Terms also provide that the Independent Director may appoint an alternate who meets the eligibility criteria for an Independent Director and who has been approved in accordance with the appointment provisions which apply to the Independent Director.

Directors' fees

The Original Terms provided that for so long as the Apollo Funds and Apollo Fund Affiliates owned more than 50 per cent. of the aggregate nominal value of the Class A Shares and the Class B Shares, no Director who was a partner, director or employee of an Apollo Fund Affiliate would be paid fees as a director. The Modified Terms provide that for so long as the Apollo Funds and Apollo Fund Affiliates are receiving fees pursuant to the Management Fee Agreement, no Director who is a partner, director or employee of an Apollo Fund Affiliate shall be paid fees as a director.

Restrictions relating to Affiliate Transactions

In the Original Terms, an "Affiliate Transaction" meant any transaction between Castle Topco and any Apollo Fund Affiliate that occurred when the Apollo Fund Affiliates owned Class A Shares representing not less than 30 per cent. of the issued equity share capital. In the Modified Terms, this threshold has been reduced to 15 per cent. of the issued equity share capital and applies to any shareholder and its affiliates.

In the Original Terms the definition of an Affiliate Transaction excluded any transaction (i) which was subject to the drag-along provisions, the tag-along provisions or the right of last offer provisions (as summarised in Appendix II to this document), or (ii) in relation to the Class A Notes in respect of which comparable participation would be offered to the Class B Noteholders. These exclusions have been removed from the Modified Terms. Instead of the exclusion at (ii) above, the Modified Terms provide that the Affiliate Transactions shall not include any amendment to the terms of the Class A Notes or the Class B Notes which is reasonably required in order to enable the Class A Notes or the Class B Notes to be listed on a relevant exchange.

Listing of Class B Shares

The Original Terms provided that each shareholder would take such actions notified to it as the board of Castle Topco determined to be necessary or reasonably required in order to secure a Listing and that, if a shareholder failed to take such action, the board of Castle Topco could authorise a person to execute any documents on behalf of such shareholder that the board of Castle Topco considered necessary or appropriate to secure such compliance. The Modified Terms provide that in connection with a Listing the shareholders need only vote in favour of such resolutions as are, in the opinion of the board of Castle Topco, customary or reasonably required for the Listing. A shareholder will no longer be required to give any covenant (other than a lock-up covenant) which is also being provided by any Class A Shareholder in connection with the Listing or enter into any contract reasonably requested by the board of Castle Topco. Castle Topco now also agrees that it will use its reasonable endeavours to effect the Listing.

Listing of Class B Notes

The Modified Terms now provide that, within three months of the Scheme becoming effective, a shareholder who holds Class B Notes shall be entitled to request Castle Topco to procure that the Class B Notes are listed and Castle Topco shall use its reasonable endeavours to procure that such Class B Notes are listed on any securities exchange on which the Class A Notes are listed.

The principal effect on a shareholder of having its Class B Notes listed is that the stapling provisions applicable to the Class B Shares and Class B Notes as set out in the Articles will cease to apply. However, it is a condition of listing of the Class B Notes that the relevant shareholder enters into a deed of covenant in favour of Castle Topco, Castle Midco 1 and all other holders of Class A Notes and Class B Notes (whether listed or not) pursuant to which it agrees that, if it disposes of its listed Class B Notes other than in specified circumstances, each other holder of Class A Notes and Class B Notes (whether listed or not) may require such shareholder to acquire some or all of its Class A Notes and/or Class B Notes. A shareholder who requests his Class B Notes to be listed will need to provide such covenant as a condition to the listing of its Class B Notes and will need to demonstrate to the reasonable satisfaction of the board of Castle Topco that it would be capable of meeting its financial obligations under the deed of covenant.

The specified circumstances in which the deed of covenant would not apply on a disposal of listed Class B Notes are: (i) a disposal to an affiliate of the transferor where the affiliate has entered into a deed of covenant in the same terms as the transferor; (ii) a disposal which is in compliance with the stapling provisions set out in the Articles, notwithstanding that the stapling provisions would have ceased to apply to the listed Class B Notes, and in respect of which the transferee of the Class B Notes has entered into a deed of covenant in the same terms as the transferor; (iii) any disposal following the Listing of Class B Shares; and (iv) where the disposal is in accordance with the provisions of the drag-along provisions, the tag-along provisions or the right of last offer provisions notwithstanding that such provisions would no longer apply to the listed Class B Notes.

Any listing of Class B Notes may only take place simultaneously with a listing of the Class A Notes and no Class B Notes may be listed if no Class A Notes are listed. Similarly, any listing of Class A Notes may only take place simultaneously with a listing of Class B Notes and no Class A Notes my be listed if the Class B Notes of those holders who have requested a listing are not listed at the same time.

Listing of Class A Notes

The Modified Terms set out certain provisions in relation to any listing of Class A Notes. These include provisions requiring any Class A Shareholder whose Class A Notes are listed to give a deed of covenant in similar terms to the deed of covenant to be given by a Class B Shareholder who requests that his Class B Noted be listed (see the paragraph headed "*Listing of Class B Notes*" above).

Inspection of records

The Modified Terms extend the information rights of Class B Shareholders holding more than 1 per cent. of the aggregate nominal value of the issued share capital of Castle Topco to such information as may be disclosed to Class A Shareholders in their capacity as such or to a third party lender to the Company. The restriction in the Original Terms preventing information requests from being made on more than one occasion in any 12 month period has been deleted.

APPENDIX II

Summary of the Articles of Castle Topco

The Articles of Castle Topco, to be adopted prior to the Effective Date, are summarised below. The summary includes the modifications referred to in Appendix I to this document and includes a description of the rights attaching to the Class A Shares and the Class B Shares.

Any Countrywide Shareholders who may be considering making an election under the Unlisted Securities Alternative for Class B Shares and Class B Notes should consider carefully the terms of the Unlisted Securities described in this Appendix and Appendix II, and should take into account the risk factors relating to an investment in the Unlisted Securities set out in Part D of Appendix II to the Scheme Document.

(i) Share rights

Subject to applicable statutes in the Cayman Islands (the "**Companies Law**"), any resolution passed by Castle Topco under the Companies Law and other shareholders' rights, shares may be issued with such rights and restrictions as Castle Topco may by ordinary resolution decide, or (if there is no such resolution or so far as it does not make specific provision) as the board may decide. Redeemable shares may be issued. Subject to the articles, the Companies Law and other shareholders' rights, unissued shares are at the disposal of the board.

Other than in relation to voting rights or as otherwise expressly stated to the contrary in the articles, the Class B Shares will rank *pari passu* with the Class A Shares in all respects, but shall constitute two separate classes of share.

(ii) Voting rights

At any general meeting a resolution put to the vote of the meeting shall be decided by way of poll taken at that meeting. Subject to any special terms as to voting upon which any shares may be issued or may at the relevant time be held, on a poll every member who is present in person or by proxy shall have one vote for each share of which he is the holder. Each Class A Shareholder present in person or by proxy shall be entitled on a poll to one vote for each Class A share in respect of which he is the holder. No voting rights shall attach to the Class B Shares except as expressly specified in the articles in respect of: (i) a variation or abrogation of rights which affects the Class B Shares; (ii) the appointment of the Independent Director (as defined in paragraph (xiv) below); and (iii) the approval of Affiliate Transactions (as defined in paragraph (xvi) below). In respect of these matters, each Class B Shareholder present in person or by proxy shall be entitled on a poll to one vote for each Class B Share in respect of which he is the holder.

Any matters to be resolved upon by shareholders may also be approved by written resolution.

Notwithstanding the foregoing, following such time as the Apollo Funds and their affiliates, investors, partners and co-investors hold less than 50.1 per cent. of the equity share capital in issue, each Class B Shareholder present in person or by proxy shall be entitled on a poll to one vote for each Class B Share in respect of which he is the holder.

In the case of joint holders of a share, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders and, for this purpose, seniority shall be determined by the order in which the names stand in the register in respect of the joint holding.

(iii) Restrictions

No member shall be entitled to vote at any general meeting or class meeting in respect of any share held by him if any call or other sum then payable by him in respect of that share remains unpaid.

(iv) Dividends and other distributions

Castle Topco may by ordinary resolution from time to time declare dividends not exceeding the amount recommended by the board. Subject to the Companies Law, the board may pay interim dividends, and also any fixed rate dividend, whenever the financial position of Castle Topco, in the opinion of the board, justifies its payment. If the board acts in good faith, it is not liable to

holders of shares with preferred or *pari passu* rights for losses arising from the payment of interim or fixed dividends on other shares.

Any declaration, and the making or payment (as appropriate), of a distribution must be approved either by the consent in writing of holders of shares representing a majority of the voting rights of the issued Class A Shares or with the sanction of an ordinary resolution passed by the holders of Class A Shares. No distribution may be declared, made or paid (as appropriate) to the extent prohibited by the articles or any legal or regulatory restriction or by the terms of any of the Castle Holdco Group's financing documents in respect of the Offer or if Castle Topco has insufficient available cashflows for that purpose. The Class B Shares will rank equally with the Class A Shares in respect of their rights to distributions. Except so far as the rights attaching to, or the terms of issue of, any share otherwise provide: (i) all distributions shall be declared, and made or paid (as appropriate), according to the amounts paid up on the share in respect of which the distribution is made or paid (as appropriate); and (ii) all dividends shall be apportioned and paid *pro rata* according to the amounts paid up on the share during any portion of the period in respect of which the dividend is paid. Except as set out above, dividends may be declared or paid in any currency.

The board may, if authorised by an ordinary resolution of Castle Topco, offer ordinary shareholders the right to elect to receive ordinary shares by way of scrip dividend instead of cash in respect of any dividend.

Any dividend unclaimed after a period of twelve years from the date when it was declared or became due for payment (whichever comes first) shall be forfeited and revert to Castle Topco.

Castle Topco may stop sending cheques, warrants or similar financial instruments in payment of dividends by post in respect of any shares or may cease to employ any other means of payment for dividends if either (i) at least two consecutive payments have remained uncashed or are returned undelivered or that means of payment has failed or (ii) one payment remains uncashed or is returned undelivered or that means of payment has failed and reasonable enquiries have failed to establish any new address or account of the holder. Castle Topco may resume sending dividend cheques, warrants or similar financial instruments or employing that means of payment if the holder requests such resumption in writing.

On a liquidation, the liquidator may, with the sanction of an extraordinary resolution of Castle Topco and any other sanction required by the Companies Law, divide among the members in kind all or part of the assets of Castle Topco (whether they shall consist of property of the same kind or not).

Subject to the Companies Law, in the event of (i) any liquidation, dissolution or winding up of Castle Topco, whether voluntary or involuntary, (ii) any return of capital by Castle Topco or (iii) a Disposal (as defined below), the assets to be distributed or, if applicable, any consideration payable directly to shareholders in connection with a Disposal shall be paid or distributed to the Class A Shareholders and the Class B Shareholders *pro rata* on the basis of the amounts paid up on all of the Class A Shares and/or Class B Shares then in issue and Castle Topco shall, in so far as it is reasonably able to do so, procure that the person paying any such consideration agrees that such consideration shall be paid on this basis. In the case of a Disposal, if assets, securities or other property (other than cash) are to be received by Castle Topco and/or all shareholders entitled to receive any consideration or distribution in connection with the Disposal, the value of such assets, securities or other property shall be as determined or approved by the board in connection with the Disposal.

"Disposal" means any of the following: (i) the consolidation of Castle Topco with, or the amalgamation or merger of Castle Topco with or into, another person; (ii) the sale of the entire issued share capital of Castle Topco in a single transaction or a series of related transactions to a person who is not an Apollo Fund Affiliate (as defined in paragraph (viii) below); or (iii) the transfer, in a single transaction or in a series of related transactions, of all or substantially all of the assets of Castle Topco and its subsidiaries to any person.

(v) Transfer of shares

The shares are in registered form. Subject to the articles, any member may transfer all or any of his shares by an instrument of transfer in any usual form or in any other form which the board may approve. The instrument of transfer must be executed by or on behalf of the transferor and (in the case of a partly-paid share) the transferee.

The transferor of a share is deemed to remain the holder until the transferee's name is entered in the register.

The Class B Shares may not, without the prior approval of the board, be offered, sold, resold, taken up, delivered or transferred, directly or indirectly, in or into the US or to or for the account or benefit of any person believed to be a US Person (as defined in Regulation S under the US Securities Act), or in any other manner whatsoever, as a result of which a registration under the US Securities Act or the US Exchange Act would be required. The board shall approve of any transfer of Class B Shares to a US Person (as defined in the articles) unless, as a result of the transfer, registration of the Class B Shares under the US Securities Act or the US Exchange Act would be required. In particular, no transfer will be valid or accepted for registration unless the board is satisfied that it will not result in there being 300 or more US Holders of Class B Shares.

The board may require the transferor and/or the transferee to provide such legal opinions and documents as are relevant to its consideration of any transfer as well as an indemnity to Castle Topco (on terms to be approved by the board) in respect of any losses suffered by Castle Topco as a result of any transfer being implemented in breach of these transfer restrictions.

Subject to the articles, a Class B Shareholder may only transfer a portion of any Class B Shares held by him if he also transfers the same portion of his holding of Class B Notes to the same transferee in the same transaction. This restriction, however, shall not apply to any transaction: (i) following the listing of the Class B Shares; (ii) where the drag-along provisions apply and a Class A Shareholder is, pursuant to the implementation of the corresponding drag-along transaction, transferring Class A Shares to a drag-along purchaser without transferring any Class A Notes to such drag-along purchaser; (iii) where the tag-along provisions apply and a Class A Shareholder is, pursuant to the implementation of the corresponding tag-along transaction, transferring Class A Shares to a tag-along purchaser without transferring any Class A Notes to such tag-along purchaser; (iv) where the board has determined that such restrictions shall not apply to the proposed transfer or shall cease to apply generally; or (v) where a Class B Shareholder would otherwise be required to transfer Class B Notes which have been listed in accordance with the articles.

Any purported transfer made in breach of these restrictions (including the Class A Shareholders' right of last offer) shall be void *ab initio*. The restrictions applying to the Class B Shares may be disapplied by resolution of the board.

The board may, in its absolute discretion and without giving any reason, decline to register any transfer of any share which is not a fully paid share. The board may also decline to register a transfer of a certificated share unless the instrument of transfer:

(i) is duly stamped or certified or otherwise shown to the satisfaction of the board to be exempt from stamp duty and is accompanied by the relevant share certificate and such other evidence of the right to transfer as the board may reasonably require;

(ii) is in respect of only one class of share;

(iii) if to joint transferees, is in favour of not more than four such transferees;

(iv) is made in compliance with the drag-along, tag-along and right of last offer provisions, if so determined by the board; and

(v) if in respect of Class B Shares, is made in compliance with the transfer restrictions applicable to Class B Shares, if so determined by the board.

(vi) Conversion of Class A Shares and Class B Shares into single class

If:

(i) an ordinary resolution is passed at a separate general meeting of the holders of the Class A Shares that the Class A Shares and Class B Shares should be converted into one class of ordinary shares; or

(ii) a Listing of the Class A Shares occurs (other than pursuant to a listing notice given by the holders of at least 50 per cent. of the Class B Shares),

the Class A Shares and the Class B Shares shall be converted into ordinary shares of the same class and shall rank *pari passu* in all respects. At any general meeting of Castle Topco, each holder of an ordinary share present in person or by proxy shall be entitled on a poll to one vote in respect of which he is the holder.

(vii) Variation of rights

Subject to the Companies Law, in the case of a variation or abrogation which affects the Class A Shares and the Class B Shares equally, rights attached to any class of shares may be varied with the written consent of Class A Shareholders and Class B Shareholders together holding not less than 50 per cent. of the aggregate nominal value of the issued Class A Shares and Class B Shares, or with the sanction of an ordinary resolution passed at a general meeting of Class A Shareholders and Class B Shareholders together. In the case of any other variation or abrogation which affects the rights attaching to a class of share, rights attached to any class of shares may be varied with the written consent of the holders of the relevant class of shares holding not less than 50 per cent. of the nominal value of the issued shares of that class, or with the sanction of an ordinary resolution of the relevant class of shares passed at a separate general meeting. At every such separate general meeting (except an adjourned meeting) the quorum shall be two persons holding or representing by proxy not less than one-third in nominal value of the issued shares of the class. In the case of a variation or abrogation which enhances the rights attaching to one class of share but not the other class or classes of shares, it will be considered a variation or abrogation of the rights attaching to any class whose rights are not being varied or abrogated as well and in such case any such class shall be required to approve the variation or abrogation in accordance with these provisions. Class A Shareholders alone may approve any amendment to the rights attaching to any class or classes of share if, in the reasonable opinion of the board, such amendment is administrative, typographical or insignificant in nature.

The rights conferred upon the holders of any shares shall not, unless otherwise expressly provided in the rights attaching to those shares, be deemed to be varied by the creation or issue of further shares ranking *pari passu* with them.

(viii) Pre-emption rights

No allotment of shares in Castle Topco shall be made to any person unless Castle Topco first makes an offer on the same terms to allot to each shareholder on a pre-emptive basis a proportion of the pre-emption shares which is as nearly as practicable equal to the proportion of issued shares in Castle Topco held by that shareholder (subject to exclusions to deal with fractional entitlements and legal or practical problems).

The pre-emption rights shall not apply to: (i) any issue pursuant to the Offer; (ii) any issue in respect of any employee share scheme or management incentive arrangements; (iii) the payment of a scrip dividend or a capitalisation issue carried out in accordance with the articles; or (iv) any share capital reorganisation of, or other solvent restructuring implemented by, Castle Topco.

The pre-emption offer shall be made by Castle Topco giving notice to each relevant shareholder. The notice shall invite each recipient to state in writing within a period of 10 days (or such longer period as the board may determine) whether it is willing to accept and subscribe for any such pre-emption shares and, if so, what number of pre-emption shares it is willing to take and subscribe for, including whether, if it subscribes in full for its pre-emption shares, it is willing to take up and subscribe for pre-emption shares which are not taken up by or subscribed for by other shareholders and what, if any, maximum number of such pre-emption shares it would be willing to subscribe for. The notice may require shareholders, as a condition to any entitlement to the allotment and issue of pre-emption shares to them, to pay their subscription monies in cash to a designated account before the expiry of the pre-emption period.

Any pre-emption shares not accepted and paid for by shareholders shall be allotted and issued by the board: (i) to shareholders who have notified a willingness to take up such pre-emption shares on a *pro rata* basis, subject to the maximum number of shares each shareholder has indicated that he is willing to subscribe for; (ii) any pre-emption shares which remain unallotted shall be offered by the board on a *pro rata* basis to such shareholders who took up their full *pro rata* entitlement to additional pre-emption shares in (i) above; and (iii) any pre-emption shares which then remain unallotted shall be at the disposal of the board.

If the board determines that making a pre-emption offer in accordance with the articles is not practicable in connection with a proposed allotment and issuance of shares which would not fall within one the exceptions, it may effect such allotment and issuance without making a

pre-emption offer provided that shareholders are granted a right to take up shares (in a manner which reflects *mutatis mutandis* the operation of the pre-emption provisions outlined above) as promptly as practicable thereafter.

Unless the board determines otherwise, any pre-emption shares offered and allotted to a Class A Shareholder shall be Class A Shares only and any pre-emption shares offered and allotted to a Class B Shareholder shall be Class B Shares only.

The above pre-emption rights shall cease to apply following the implementation of a Listing (as defined in paragraph (xvii) below) of the Class A Shares and the Class B Shares.

(ix) Drag-along rights of Class A Shares

If a Class A Shareholder proposes to transfer a proportion (including 100 per cent.) of his Class A Shares in a single transaction or series of related transactions, and such proportion represents 20 per cent. or more of the Class A Shares then in issue, to any person other than an Apollo Fund Affiliate, then such Class A Shareholder may require that each Class B Shareholder shall transfer the same proportion of his holding of Class B Shares to the purchaser in accordance with the articles. If the holder or holders of a majority of the Class A Shares are transferring their entire holdings of Class A Shares in the transaction or transactions concerned, they may exercise similar drag-along rights in respect of the remaining Class A Shares and, in such event, the drag-along rights shall be exercisable in respect of all of the Class B Shares.

If a dragging shareholder wishes to exercise such rights, he shall notify Castle Topco of his intention to do so at least 21 days prior to the completion of the proposed drag-along transaction. Promptly upon receipt of a drag-along notice, Castle Topco shall send a copy of the notice to each dragged shareholder with instructions as to their rights and obligations under the drag-along provisions. The dragged shareholders shall be required to consent to any transaction in respect of which drag-along rights are being exercised and each dragged shareholder shall waive any dissentient or similar rights it has in connection with such proposed transaction (or series of transactions).

The transfer of the drag-along shares shall be on terms which, in the reasonable opinion of the board, are the same as those terms and conditions to which the transfer of Class A Shares will be subject pursuant to that transaction.

If there is any continuing obligation in relation to the Class A Shares being transferred by the dragging shareholders and the dragged shares at the time of such transaction (or transactions), such continuing obligation may at the reasonable determination of the board, be satisfied by a retention of all or part of the consideration due to shareholders pursuant to such drag-along transaction provided that, if the drag-along purchaser is willing to permit a dragging shareholder to satisfy any continuing obligation in respect of the drag-along transaction by way of indemnity *in lieu* of a retention of consideration due to such dragging shareholder, then the drag-along purchaser shall be required to offer the same opportunity, *pro rata*, to any dragged shareholder who holds 5 per cent. or more of the issued equity share capital of Castle Topco and who is able to provide a suitably solvent indemnity or letter of credit acceptable to the drag-along purchaser.

Where such drag-along rights are exercised: (i) any condition or restriction that may be imposed with respect to (and with respect to any rights attaching to) the Class A Shares being transferred by the dragging shareholders or with respect to the dragging shareholders under the drag-along transaction shall apply equally to the drag-along shares or the dragged shareholders (as the case may be); (ii) the relevant portion of dragged shares shall be transferred to the relevant third party without the dragged shareholder being required to transfer any Class B Notes to such third party if, as part of the relevant transaction (or series of transactions), the dragging shareholders transfer Class A Shares without transferring any Class A Notes; and (iii) any costs and expenses attributable to the relevant transaction (or series of transactions) will be apportioned *pro rata* amongst participating shareholders. Each dragged shareholder shall be required to enter into any obligation and deliver all documents necessary or reasonably required in connection with the sale, as specified in the drag-along notice, and, in respect of itself and its own shares only, to make the same representations and warranties relating to status, capacity, authorisation and title to and ownership of shares that the dragging shareholder makes in respect of its shares.

The drag-along provisions shall not apply to any transfer of Class A Shares made in the period of 90 days following the Effective Date to a person who is an existing investor or partner in, or a co-investor with, an Apollo Fund or an Apollo Fund Affiliate provided that the consideration for the transfer does not exceed the aggregate of the amount subscribed for such shares and the costs and expenses incurred by the transferor in acquiring, holding and disposing of such shares. The drag-along provisions shall cease to have effect following a Listing of the Class A Shares and the Class B Shares.

The drag along provisions shall, if the Apollo Funds so determine, take precedence over the tag-along provisions if both the drag-along and tag-along provisions apply to the same transaction (or series of transactions).

(x) Tag-along rights of Class B Shares

If a shareholder or any of its Affiliates proposes to transfer a proportion (including 100 per cent.) of its shares in a single transaction or series of related transactions, and such proportion, when aggregated with all previous disposals by the selling shareholder and its Affiliates of shares, represents 3 per cent. or more of the aggregate of the shares then in issue, to any person (the "tag-along purchaser") which is not an Affiliate of the selling shareholder, then the tag-along purchaser shall be required to make an offer to the other shareholders to acquire the relevant proportion of their shares.

Within 21 days following completion of a tag-along transaction, the tag-along purchaser shall deliver to each other shareholder a notice containing an irrevocable and unconditional offer to acquire the tag-along shares held by him. This notice shall contain instructions to such shareholders as to their rights and obligations under the tag-along provisions in the articles, and shall be open for acceptance by each other shareholder for a period of not less than 21 days following the date of the notice. The other shareholders shall be required to consent to any transaction in respect of which tag-along rights are being exercised and each such shareholder shall waive any dissentient or similar rights it has in connection with such proposed transaction (or series of transactions).

The offer by the tag-along purchaser to acquire the tag-along shares shall be subject to terms and conditions which, in the opinion of the board, are the same as those terms and conditions to which the transfer of the shares by the selling shareholder will be subject pursuant to the tag-along transaction.

If there is any continuing obligation in relation to the shares being transferred by the selling shareholder and the tag-along shares at the time of the transaction (or transactions), such continuing obligation may, at the reasonable determination of the board, be satisfied by a retention of all or part of the consideration due to shareholders pursuant to such tag-along transaction provided that, if the tag-along purchaser is willing to permit the selling shareholder to satisfy any continuing obligation in respect of the tag-along transaction by way of indemnity *in lieu* of a retention of consideration due to the selling shareholder, then the tag-along purchaser shall be required to offer the same opportunity, *pro rata*, to any shareholder who sells tag-along shares in the tag-along transaction, holds 5 per cent. or more of the issued equity share capital of Castle Topco and who is able to provide a suitably solvent indemnity or letter of credit acceptable to the tag-along purchaser.

Where such tag-along rights are exercised: (i) any condition or restriction that may be imposed with respect to (and any rights attaching to) the shares or the selling shareholder shall apply equally to the tag-along shares or the holders of the tag-along shares (as the case may be); (ii) the relevant portion of the tag-along shares shall be transferred to the tag-along purchaser without any Class B Shareholder being required to transfer any Class B Notes to such tag-along purchaser if, as part of the relevant transaction (or series of transactions), the selling shareholder transfers Class A Shares without transferring any Class A Notes; and (iii) any costs and expenses attributable to the relevant transaction (or series of transactions) will be apportioned *pro rata* amongst participating shareholders. Each other shareholder who accepts a tag-along offer shall be required to enter into any obligation and deliver all documents necessary or reasonably required in connection with the sale, as specified in the tag-along notice, and, in respect of itself and its own shares only, to make the same representations and warranties relating to status, capacity, authorisation and title to and ownership of shares that the selling shareholder makes in respect of its shares.

The tag-along provisions shall not apply to any transfer of Class A Shares made in the period of 90 days following the Effective Date to a person who is an existing investor in, or a co-investor with, an Apollo Fund or Apollo Fund Affiliate provided that the consideration for the transfer does not exceed the aggregate of the amount subscribed for such shares and the costs and expenses incurred by the transferor in acquiring, holding and disposing of such shares. The tag-along provisions shall cease to have effect following a Listing (as defined in paragraph (xvii) below) of the Class A Shares or the Class B Shares and shall not apply to any transfer of shares if the selling shareholder, together with its Affiliates, holds 20 per cent. or less of the aggregate nominal value of the Class A Shares and Class B Shares in issue.

(xi) Class A Shareholders right of last offer

If a Class B Shareholder proposes to transfer a proportion (including 100 per cent.) of his Class B Shares in a single transaction or series of related transactions to a competitor of Countrywide or any of its subsidiaries or franchisees, or any of the top 10 private equity funds as listed from time to time by Thomson Venture Economics (a "Competitor"), and such proportion represents 5 per cent. or more of the equity share capital then in issue, then the Class B Shareholder shall be required to offer such Class B Shares (the "last offer shares") to the Class A Shareholders in proportion to the shareholding of each Class A Shareholder.

If a Class B Shareholder proposes to enter into a last offer transaction, he shall notify Castle Topco of his intention to do so no less than 10 days prior to completion of the last offer transaction. Such notice shall contain an irrevocable and unconditional offer to sell the last offer shares to the Class A Shareholders on such terms and conditions as are being offered by the Class B Shareholder to the purchaser and shall specify such terms and conditions, including whether the last offer is conditional on all or a specified number of the Class B Shares being sold. Promptly upon receipt of a last offer notice, Castle Topco shall send a copy of it to each Class A Shareholder with instructions as to their rights and obligations under the right of last offer provisions.

The last offer shall be open for acceptance by each Class A Shareholder for not less than 10 days following the last offer notice and, if a Class A Shareholder wishes to accept the last offer, he shall notify and pay to Castle Topco the aggregate consideration.

A Class A Shareholder shall be entitled to assign to any person its rights to acquire last offer shares pursuant to the articles so that such person may acquire some or all of the last offer shares in place of the Class A Shareholder.

If a Class A Shareholder exercises his last offer rights, he shall acquire the relevant proportion of the last offer shares on the same terms, *mutatis mutandis*, as the last offer transaction, as determined by the board, but subject to any regulatory or other similar legal condition which the Class A Shareholder may reasonably require.

If Class A Shareholders do not accept a last offer in respect of all the Class B Shares comprised in a last offer notice, or if the last offer notice contained a minimum transfer condition and Class A Shareholders did not agree to purchase such number of Class B Shares as equals or exceeds the number of Class B Shares specified in the minimum transfer condition, the Class B Shareholder may sell Class B Shares for which the last offer has not been accepted, or if the minimum transfer condition was not satisfied, all the last offer shares, in either case to the purchaser specified in the last offer notice within a period of 30 days thereafter, provided the board is reasonably satisfied that the terms of such sale are no more favourable to the purchaser other than those contained in the last offer notice.

The right of last offer provisions shall cease to have effect following a Listing and shall not apply to the proposed transfer of any Class B Shares pursuant to the implementation of a drag-along or tag-along transaction in accordance with the articles or if so determined by the board.

(xii) Alteration of share capital

Castle Topco may by ordinary resolution increase, consolidate, consolidate and then divide, or (subject to the Companies Law) sub-divide its shares. Castle Topco may, subject to the Companies Law, by special resolution reduce its share capital, share premium account, capital redemption reserve or any other undistributable reserve.

(xiii) General meetings

Subject to the provisions of the Companies Law, an annual general meeting and an extraordinary general meeting convened for the passing of a special resolution or a resolution of which special notice has been given to Castle Topco shall be called by not less than 21 clear days' notice in writing. All other extraordinary meetings shall be called by not less than 14 clear days' notice in writing.

The notice must specify the place, day and time of the meeting and the general nature of the business transacted.

Notices shall be given to the auditors of Castle Topco and to all members other than any who, under the provisions of the articles or the terms of issue of the shares they hold, are not entitled to receive such notice. Each holder of Class A Shares and Class B Shares shall be entitled to receive notice of general meetings of Castle Topco.

Each director shall be entitled to attend and speak at any general meeting. The chairman of the meeting may invite any person to attend and speak at any general meeting where he considers that this will assist in the deliberations of the meeting.

(xiv) Directors

(A) Number of directors

The directors shall be not less than two (excluding the Independent Director) and not more than ten (including the Independent Director) in number. Castle Topco may by ordinary resolution vary the minimum number of directors and by the approval of the board vary the maximum number of directors.

(B) Directors' shareholding qualification

A director shall not be required to hold any shares in Castle Topco.

(C) Appointment of directors

Directors may be elected by Castle Topco by ordinary resolution or appointed by the board (subject to the maximum number fixed by or in accordance with the articles).

The board or any committee authorised by the board may from time to time appoint one or more directors to hold any employment or executive office for such period (subject to the provisions of the Companies Law) and on such terms as they may determine and may also revoke or terminate any such appointment.

(D) The Independent Director

Subject to the articles, the board shall nominate and appoint as a director a person who is, in the opinion of the board, independent, not affiliated with, working for or representing a Competitor, and is otherwise reasonably acceptable to the board as an addition to the existing board. A person will be deemed to be reasonably acceptable to the board if he is a principal, officer, portfolio manager or director of, or legal or financial adviser to, a reputable hedge fund or financial institution which is not a Competitor. The first such appointment is to be made as soon as reasonably practicable and in any event within ninety days of adoption of the articles. Such nomination shall be made after consultation with persons expected by the board to be significant holders of Class B Shares, provided that failure to consult any particular person shall not invalidate the nomination and appointment of the Independent Director.

The Independent Director will, from the date of appointment, be entitled to receive notice of and attend all board meetings and vote on all resolutions to be considered by the board.

The appointment of the Independent Director shall be ratified by an ordinary resolution of the Class B Shareholders passed at a separate class meeting of the Class B Shareholders convened for the same date as the next following annual general meeting and, if such Independent Director is still in office on such date, on the date of each subsequent annual general meeting. If the resolution ratifying his appointment is not passed by the Class B Shareholders, the Independent Director will be removed. Any replacement of the Independent Director will be appointed by the board and by subject to ratification by the Class B Shareholders in the same manner as described above.

The board shall procure that each notice of annual general meeting sent to Class B Shareholders shall be accompanied by a form permitting the Class B Shareholders to nominate a person to be appointed as the Independent Director, in preference to the person nominated by the board. If by the date falling no later than seven days prior to the date of the annual general meeting Class B Shareholders holding 30 per cent. or more of the aggregate nominal value of the issued Class B Shares propose in writing a person to be nominated as the Independent Director, then the board shall procure that a resolution is put to the class meeting for the appointment of such a person as Independent Director, alongside the resolution to appoint the person nominated by the board to be the Independent Director.

If the person nominated by the board is approved by ordinary resolution of the Class B Shareholders, then any person nominated by the Class B Shareholders shall not be appointed as the Independent Director. If the person nominated by the board is not approved by an ordinary resolution of the Class B Shareholders, the person nominated by the Class B Shareholders shall be appointed as the Independent Director if the resolution to appoint him is passed by an ordinary resolution of the Class B Shareholders.

If the office of Independent Director is vacant for more than 30 days, then shareholders holding not less than 30 per cent. of the aggregate nominal value of the issued Class B Shares may serve notice on Castle Topco nominating a person as the Independent Director. In that event, the board shall be required to propose a resolution to appoint such person as Independent Director for consideration by the holders of Class B Shares within 60 days of receipt of the notice.

Subject to the articles, the Independent Director may be removed by an ordinary resolution of the Class B Shareholders before the expiration of his period of office and the Class B Shareholders may (subject to the terms of the articles) appoint another person who is willing to act to be the Independent Director in his place.

(E) *Age of directors*

No person is disqualified from being a director of Castle Topco or is required to vacate that office, by reason only of the fact that he has attained the age of 70 years or any other age, nor is it necessary to give special notice of a resolution appointing or electing such a director.

(F) *Retirement of directors*

Subject to the provisions of the articles, at the meeting at which a director retires, Castle Topco can pass an ordinary resolution to re-elect the director or to elect some other eligible person in his place.

(G) *Removal of directors by ordinary resolution*

Castle Topco may by ordinary resolution remove any director (other than the Independent Director) before the expiration of his period of office.

(H) *Vacation of office*

The office of a director of Castle Topco shall be vacated if:

(a) he resigns or offers to resign and the board resolve to accept such offer;

(b) except in the case of the Independent Director, his resignation is requested by all of the other directors and all of the other directors are not less than three in number;

(c) he is or has been suffering from mental ill health or he becomes a patient for the purposes of any statutes relating to mental health and the board resolves that his office be vacated;

(d) he is absent without the permission of the board from meetings of the board (whether or not an alternate director appointed by him attends) for six consecutive months and the board resolves that his office is vacated;

(e) he becomes bankrupt or compounds with his creditors generally;

(f) he is prohibited by a law from being a director;

(g) he ceases to be a director by virtue of the Companies Law; or

(h) he is removed from office pursuant to Castle Topco's articles.

If the office of a director is vacated for any reason, he shall cease to be a member of any committee or sub-committee of the board.

(xv) Alternate director

Any director (other than the Independent Director) may appoint any person to be his alternate and may at his discretion remove such an alternate director. If the alternate director is not already a director, the appointment, unless previously approved by the board, shall have effect only upon and subject to being so approved.

Each Independent Director may appoint as his alternate any person who meets the eligibility criteria for an Independent Director and who is already a director or has been approved as an alternate in accordance with the appointment provisions which apply to the Independent Director, and may at his discretion remove an alternate Independent Director so appointed. If the alternate Independent Director is not already a director, the appointment unless previously approved by the board shall have effect only upon and subject to its being so approved.

(xvi) Restrictions relating to Affiliate Transactions

Castle Topco may not enter, or commit to enter, into any large Affiliate Transaction, without the prior approval of an ordinary resolution of the Class B Shareholders. Castle Topco may not enter, or commit to enter, into any small Affiliate Transaction without the prior approval of either the Independent Director or an ordinary resolution of the Class B Shareholders.

A large Affiliate Transaction is, subject to certain exclusions, any transaction with a value in excess of £15 million or any purchase of shares or assets comprising an ongoing business, between Castle Topco and shareholder and any of its Affiliates that occurs when the shareholder together with its Affiliates owns equity share capital representing not less than 15 per cent. of the aggregate nominal value of the issued equity share capital. A small Affiliate Transaction is any such transaction with a value of less than £15 million and not involving the purchase of shares or assets comprising an ongoing business that occurs when Apollo Fund Affiliates own Class A Shares representing not less than 15 per cent. of the aggregate nominal value of the issued Class A Shares and Class B Shares.

The following shall not constitute an Affiliate Transaction: (i) any transaction in respect of which comparable participation is or will be offered to all shareholders on a *pro rata* basis (adjusted to reflect the differences between the classes of share); (ii) any transaction constituted by or pursuant to the letter delivered to the Apollo Funds in connection with the Proposals to support venture capital operating company status; (iii) any transaction constituted by or pursuant to the Management Fee Agreement entered into in connection with the Proposals as in force at the date of adoption of the articles; (iv) the issue of the Class A Shares or Class B Shares and any dividend, distribution or payment of capital made in respect of the Class A Shares or the Class B Shares in accordance with the articles; (v) the issue of the Class A Notes or Class B Notes (and any securities replacing the Class A Notes or Class B Notes in accordance with their terms) and any payment (including payment in kind) made in respect of the Class A Notes or Class B Notes; and (vi) any amendment to the terms of the Class A Notes or the Class B Notes which is reasonably required in order to enable the Class A Notes or Class B Notes to be listed on a relevant exchange.

(xvii) Listing of equity share capital

If the board resolves, or is required, to seek the admission of any part of the equity share capital to trading on a recognised investment exchange (as defined in the Financial Services and Markets Act 2000) or any other exit transaction which the board determines is an appropriate alternative, including conversion to a unit trust or other legal form, ownership interests in which

are publicly traded or quoted (together, a "Listing"), Castle Topco shall use its reasonable endeavours to effect the Listing and shall take such action as is customarily taken by a company in order to achieve a listing of its securities (including undertaking roadshow and similar marketing activities). Each shareholder will: (i) vote in favour of any amendment to the articles or the adoption of new articles that are, in the opinion of the board, customary or reasonably required for Listing; and (ii) give or make any lock-up covenants reasonably specified by the board and representations and warranties relating to status, capacity, authorisation and title to and ownership of shares (which shall be given by a shareholder in respect of himself and his shares only). If any shareholder fails to comply with these terms, the board may authorise a person to execute any documents on behalf of such shareholder that the board considers necessary or appropriate to secure such compliance. These matters shall not be deemed to be a variation or abrogation of the rights of any shareholder.

The board shall use reasonable endeavours to procure that the Class B Shares are admitted to trading on a relevant exchange (selected by the board in consultation with an investment bank of international repute) as soon as reasonably practicable after delivery to Castle Topco of a listing notice given by the holders of not less than 50 per cent. of the Class B Shares, provided that the board determines that the Class B Shares and the Class B Notes then in issue will have a value of more than fifty million pounds (having regard to the advice of an investment bank of international repute). The board may determine to delay the Listing for up to 180 days following delivery of the listing notice if, in considering their fiduciary duties, the board considers it inadvisable or inexpedient to effect such a listing without delay. The Class B Shareholders may not deliver a listing notice prior to the fifth anniversary of the Effective Date.

(xviii) Listing of notes

A holder of Class B Shares may at any time in the period ending 3 months after the Scheme becomes effective, or such later time as the board in its reasonable discretion may decide, request that the Class B Notes held by it be listed on any securities exchange on which the Class A Notes are to be listed. Subject to the articles, following such a request, Castle Topco shall use all reasonable endeavours to procure that such Class B Notes (or any new notes into which, or for which, they are converted or exchanged) are listed on such exchange at the same time as any Class A Notes are listed. No Class B Notes may be listed if the Class A Notes are not listed. In order to effect any listing of the relevant notes, Castle Topco may procure that the Class B Notes are converted into, or exchanged for, a new class of notes with the same terms as the Class B Notes, subject to amendment of such terms as may be reasonably required in order to enable the Class B Notes (or new class of notes) to be listed.

A requesting shareholder shall deliver to Castle Topco, in such form as Castle Topco may reasonably request, a written notice which provides: (i) a representation and warranty by the requesting shareholder of the number of relevant notes held by it and that it will be the owner of at least such number until the earliest of: Castle Topco procuring the listing; the date on which Castle Topco notifies the requesting shareholder that it is not able to obtain a listing of the relevant notes; and 180 days after the date of the written notice delivered by the requesting shareholder; (ii) confirmation by the requesting shareholder that it will enter into a deed of covenant in favour of Castle Topco, Castle Midco 1, and each other holder of Class A Notes, Class B Notes and notes of any other class; and (iii) such supporting evidence or indemnity or credit support as may reasonably be required by the board to satisfy it that the requesting shareholder would be able to meet its financial obligations under the deed of covenant.

The deed of covenant will provide, if following a listing of the relevant notes, the requesting shareholder disposes of any of the relevant notes, the requesting shareholder shall give notice of such disposal to Castle Topco and Castle Midco 1, purchase any and all notes that the holder of any outstanding Class A Notes, Class B Notes or notes of any other class has given notice that it wishes to sell to the requesting shareholder and make such purchase of notes at the higher of their par value and the price at which disposal of the relevant notes took place. The deed of covenant will also provide that the requesting shareholder shall procure that, with respect to any transaction to which the drag-along provisions or the right of last offer provisions apply pursuant to which provisions the requesting shareholder is required to transfer its Class B Shares, it shall transfer such Class B Notes (or new class of notes) in accordance with the drag-along provisions or the right of last offer provisions as if such notes had not been listed and as if

the provisions relating to the stapling of Class B Shares and Class B Notes continued to apply. Castle Topco may request that the requesting shareholder enter into such deed of covenant before it is required to take any action or steps to procure the listing of the relevant notes.

Any covenant to be given by the requesting shareholder shall not apply (i) in respect of the disposal of the relevant notes to an Affiliate of the requesting shareholder where such Affiliate has entered into a deed of covenant on the same terms as the deed of covenant entered into by the requesting shareholder; (ii) where the holder of the relevant notes is disposing of Class B Shares in the same transaction to the same transferee, the disposal of Class B Notes is made in accordance with, and would be required in order for the disposal of the Class B Shares to comply with, the provisions relating to the stapling of Class B Shares; (iii) following the Listing of the Class B Shares; or (iv) where the disposal of the relevant notes is in accordance with the drag-along provisions, tag-along provisions or, as the case may be, right of last offer provisions.

If, at the time a listing notice is delivered to Castle Topco, the Class B Shares are subject to the transfer restrictions relating to the concurrent transfer of the Class B Notes referred to in the articles, the board shall use reasonable endeavours to procure that the Class B Notes are admitted to trading on a relevant exchange, as defined in the articles, concurrently with the Class B Shares.

Castle Topco may procure that the Class A Notes are listed following completion of the Offer. In order to effect any listing of Class A Notes, Castle Topco may procure that, and each shareholder shall take such action as may reasonably be requested by the Caslte Topco to procure that, the Class A Notes are converted into, or exchanged for, a new class of notes with the same terms as the Class A Notes, subject to amendment of such terms as may reasonably be required in order to enable the Class A Notes (or new class of notes) to be listed on the relevant exchange. Each holder of Class A Shares shall procure that, prior to the listing of any Class A Notes a deed of covenant is given in favour of Castle Topco, Castle Midco 1 and each other holder of Class A Notes, Class B Notes and notes of any other class into or for which any other Class B Notes have been converted or exchanged to effect a listing. The deed of covenant shall provide, if following the listing of the Class A Notes, the Class A Shareholder disposes of any Class A Notes held by it, it shall: give notice of such disposal to Castle Topco and Castle Midco 1; purchase any and all notes that the holder of any outstanding Class A Notes, Class B Notes or notes of any other class has given notice that it wishes to sell to the Class A Shareholder; make such purchase of notes at the higher of their par value and the price at which disposal of the relevant Class A Notes took place; and provide such supporting evidence or indemnity or credit support as may reasonably be required by the board to satisfy it that the Class A Shareholder would be able to meet its financial obligations under deed of covenant.

Any covenant to be given by a Class A Shareholder shall not apply (i) in respect of the disposal of the Class A Notes to an Affiliate of the Class A Shareholder; (ii) where the disposal of a portion of the Class A Notes by the holder of them is accompanied by a disposal of the relevant portion of his Class A Shares in the same transaction and to the same transferee; (iii) where the Class B Shares have been listed; or (iv) where the disposal of the Class A Notes is not otherwise subject to any drag-along rights, or tag-along rights in favour of any other noteholders in Castle Midco 1.

Any listing of Class A Notes may only take place simultaneously with a listing of Class B Notes and no Class A Notes may be listed if the Class B Notes of those holders who have requested a listing are not listed at the same time.

(xix) Proceedings of the board

Subject to the provisions of the articles, the board may meet for the despatch of business, adjourn and otherwise regulate its meetings as it thinks fit. The quorum necessary for the transaction of the business of the board may be fixed by the board and, unless so fixed at any other number, shall be two (excluding the Independent Director). A meeting of the board at which a quorum is present shall be competent to exercise all the powers, authorities and discretions vested in or exercisable by the board. Notice of a board meeting shall be deemed to be properly given to a director if it is given to him personally or sent in writing (including by way of fax or email).

The board may appoint a director to be the chairman or a deputy chairman and may at any time remove him from that office. Each director shall have a single vote on resolutions to be

considered by the board and questions arising at any meeting of the board shall be determined by a majority of votes. In the case of an equality of votes, except with the approval of a majority of the board, the chairman of a meeting of the board shall have a second or casting vote.

All or any of the members of the board may participate in a meeting of the board by means of a conference telephone or any communication equipment which allows all persons participating in the meeting to speak to and hear each other. A person so participating shall be deemed to be present at the meeting and shall be entitled to vote and to be counted in the quorum.

The board may delegate any of its powers, authorities and discretions (with power to sub-delegate) to any committee, consisting of such person or persons as it thinks fit, provided that the majority of persons on any committee or sub-committee must be directors. The meetings and proceedings of any committee consisting of two or more members shall be governed by the provisions contained in the articles for regulating the meetings and proceedings of the board so far as the same are applicable and are not superseded by any regulations imposed by the board.

(xx) Remuneration of directors

Each of the directors shall be paid a fee at such rate as may from time to time be determined by the board, but: (i) the aggregate of all such fees so paid to the directors shall not exceed £200,000 or, following a Listing, of £500,000 per annum or such higher amount as may from time to time be decided by ordinary resolution of Castle Topco; and (ii) for so long as the Apollo Funds and Apollo Fund Affiliates are receiving fees pursuant to the Management Fee Agreement, no director who is a partner, director or employee of an Apollo Fund Affiliate shall be paid fees as a director. Any director who is appointed to any executive office shall be entitled to receive such remuneration (whether by way of salary, commission, participation in profits or otherwise) as the board or any committee authorised by the board may decide, either in addition to or in lieu of his remuneration as a director. In addition, any director who performs services which in the opinion of the board or any committee authorised by the board go beyond the ordinary duties of a director, may be paid such extra remuneration as the board or any committee authorised by the board may determine. Each director may be paid his reasonable travelling, hotel and incidental expenses of attending and returning from meetings of the board, or committees of the board of Castle Topco or any other meeting which as a director he is entitled to attend, and shall be paid all expenses properly and reasonably incurred by him in the conduct of Castle Topco's business or in the discharge of his duties as a director.

(xxi) Pensions and gratuities for directors

The board or any committee authorised by the board may exercise the powers of Castle Topco to provide benefits either by the payment of gratuities or pensions or by insurance or in any other manner for any director or former director or his relations, dependants or persons connected to him. No director or former director shall be accountable to Castle Topco or the members for any benefit provided pursuant to the articles and the receipt of any such benefit shall not disqualify any person from being or becoming a director of Castle Topco.

(xxii) Permitted interests of directors

Subject to the provisions of the Companies Law, and provided he has declared the nature of his interest to the board as required by the Companies Law, a director of Castle Topco is not disqualified by his office from contracting with Castle Topco in any manner, nor is any contract in which he is interested liable to be avoided, and any director who is so interested is not liable to account to Castle Topco or the members for any benefit realised by the contract by reason of the director holding that office or of the fiduciary relationship thereby established.

A director of Castle Topco may hold any other office or place of profit with Castle Topco (except that of auditor) in conjunction with his office of director and may be paid such extra remuneration for so doing as the board may decide, either in addition to or in lieu of any remuneration provided for by other articles. A director of Castle Topco may also be or become a director or other officer of, or otherwise interested in, or contract with any company promoted by Castle Topco or in which Castle Topco may be interested and shall not be liable to account to Castle Topco or the members for any benefit received by him, nor shall any such contract be liable to be avoided.

A director of Castle Topco may act by himself or his firm in a professional capacity for Castle Topco (otherwise than as auditor) and he or his firm shall be entitled to remuneration for professional services.

(xxiii) Restrictions on voting

No director may vote on or be counted in the quorum in relation to any resolution of the board concerning his own appointment, or the settlement or variation of the terms or the termination of his own appointment, as the holder of any office or place of profit with Castle Topco or any other company in which Castle Topco is interested save to the extent permitted specifically in the articles.

Directors who are in any way, whether directly or indirectly, interested in a contract or proposed contract to be entered into by Castle Topco shall give notice of the nature of that interest and shall be able to vote in respect of any resolution on, or question arising in respect of, that contract or proposed contract.

(xxiv) Borrowing powers

Subject to the memorandum of association of Castle Topco, the articles, the Companies Law and any directions given by Castle Topco by special resolution, the business of Castle Topco will be managed by the board who may exercise all the powers of Castle Topco, whether relating to the management of the business of Castle Topco or not. In particular, the board may exercise all the powers of Castle Topco to borrow money and to mortgage or charge any of its undertaking, property, assets (present and future) and uncalled capital and to issue debentures and other securities and to give security for any debt, liability or obligation of Castle Topco or of any third party.

(xxv) Indemnity of directors

Subject to the provisions of the Companies Law, Castle Topco may indemnify any director, or other officer of Castle Topco against any liability and may purchase and maintain for any director, or officer of Castle Topco, insurance against any liability. Every director and other officer of Castle Topco shall be indemnified out of the assets of Castle Topco against any liability incurred by him as a director or other officer of Castle Topco in defending any proceedings in which judgment is given in his favour, he is acquitted or in connection with any application in which relief is granted to him by a court.

(xxvi) Untraced shareholders

Castle Topco may sell any shares in Castle Topco on behalf of the holder of, or person entitled by transmission to, the shares at the best price reasonably obtainable at the time of sale if:

(A) the shares have been in issue throughout the qualifying period (as defined in the articles) and at least three cash dividends have become payable on the shares during the qualifying period and no cash dividend payable on the shares has either been claimed or satisfied in the manner specified in the articles at any time during the relevant period (as defined in the articles);

(B) Castle Topco has not at any time during the relevant period received any communication from the holder of, or person entitled by transmission to, the shares; and

(C) Castle Topco has published two advertisements, one in a newspaper with a national circulation and the other in a newspaper circulating in the area in which the last known postal address of the holder of, or person entitled by transmission to, the shares (or the postal address at which service of notices may be effected under the articles) is located, giving notice of its intention to sell the shares and a period of three months has elapsed from the date of publication of the advertisements or of the last of the two advertisements to be published if they are published on different dates.

The net proceeds of sale shall belong to Castle Topco and, upon their receipt, Castle Topco shall become indebted to the former holder of, or person entitled by transmission to, the shares for an amount equal to the net proceeds.

(xxvii) Inspection of records

At any time prior to a Listing any member holding 1 per cent. or more of the aggregate nominal value of the issued share capital of Castle Topco shall be entitled to see Castle Topco's quarterly and annual financial statements, budgets and such similar documents as may be disclosed to Class A Shareholders in their capacity as such or to a third party lender to Castle Topco, with such information to be provided to the relevant shareholder at the same time as such information is provided to the Class A Shareholders and/or third party lender. The board shall, within 30 days of receipt of a notice by such a shareholder identifying any other such similar documents it reasonably requests to be provided with, make available such documentation. In all cases, the provision of information to a shareholder shall be subject to such confidentiality requirements as the board deems appropriate in the circumstances.

(xxviii) Other

Each certificate for a Class B Share will contain a legend that the share is subject to the restrictions set out in the articles.

APPENDIX III

Summary of terms of Class A Notes and Class B Notes

The terms and conditions of the Class A Notes and the Class B Notes to be issued by Castle Midco 1 on the Effective Date are summarised below. The summary includes the modifications referred to in Appendix I to this document.

Any Countrywide Shareholder who may be considering making an election under the Unlisted Securities Alternative for Class B Shares and Class B Notes should consider carefully the terms of the Unlisted Securities described in Appendix II and this Appendix III, and should take into account the risk factors relating to an investment in the Unlisted Securites set out in Part D of Appendix II to the Scheme Document.

(i) Issuer

Class A Notes and Class B Notes (together the "Shareholder Notes") will be issued by Castle Midco 1.

(ii) Guarantors

Neither the Class A Notes nor the Class B Notes will be guaranteed by any member of the Castle Holdco Group or any other person.

(iii) Notes to be issued

The Shareholder Notes will be comprised of an aggregate principal amount of approximately £275,000,000 unsecured subordinated fixed rate notes in two tranches: (i) Class A Notes to be issued to or at the direction of the Apollo Funds; and (ii) Class B Notes to be issued to Countrywide Shareholders who make a valid election under the Unlisted Securities Alternative. To the extent that Countrywide Shareholders do not elect to receive all of the Class B Notes available under the terms of the Offer or Class B Notes are not issued in accordance with the terms of the Offer, further Class A Notes will be issued to or at the direction of the Apollo Funds. The Shareholder Notes will be issued in registered form in amounts and integral multiples of £1.

(iv) Listing

Castle Midco 1 may make an application to have the Class A Notes listed on the Channel Islands Exchange, the Luxembourg Stock Exchange or any other stock exchange, following closing of the Offer. Holders of Class B Shares may also request, in the period ending three months after the Scheme becomes effective, that Castle Topco use its reasonable endeavours to procure that a listing is obtained in respect of the Class B Notes held by any such Class B Shareholder. Such listing, if obtained, will be made on the same securities exchange as the securities exchange on which the Class A Notes are to be listed. The terms on which the Class B Notes may be listed are described more fully in paragraph (xviii) of Appendix II to this document. In addition to the terms applicable to the Class A Notes and the Class B Notes described in this Appendix III, the Class A Notes and the Class B Notes may contain such other terms as may reasonably be required to ensure that the Class A Notes and the Class B Notes comply with the listing requirements of the Channel Islands Stock Exchange, the Luxembourg Stock Exchange, or any other applicable stock exchange.

(v) Price

Class A Notes shall be issued for cash at nominal value. Class B Notes shall be issued in consideration of the cancellation of Scheme Shares under the terms of the Offer. The Shareholder Notes will be denominated in Sterling.

(vi) Issue Date

The Shareholder Notes will be issued on the Effective Date.

(vii) Security

The Shareholder Notes will be unsecured notes.

(viii) Ranking and Subordination

The Class A Notes and the Class B Notes shall rank *pari passu* and without preference amongst themselves and the Class A Notes shall rank *pari passu* with the Class B Notes. The Shareholder Notes will be unsecured and subordinated in right of payment to all existing and future liabilities of Castle Midco 1 under the Finance Documents (being (i) any indenture or other document to which a member of the Castle Holdco Group is a party relating to the Senior Notes, (ii) any facility agreement or other document to which any member of the Castle Holdco Group is a party relating to the Bridge Loans, the Revolving Credit Facility and/or the Interim Loan Agreement and (iii) any indenture, agreement or other document to which a member of the Castle Holdco Group is a party relating to any refinancing, replacement, extension, supplement to (including additional facilities) or restructuring of the same, unless in the case of paragraph (iii) only such indenture, agreement or other document expressly states that the Shareholder Notes will not be subordinated to it). In particular:

(i) the making of any repayment, the exercise of any right of redemption or purchase or the making of any other payment by Castle Midco 1 in respect of the Shareholder Notes shall only be made or, as the case may be, exercised, if and to the extent permitted under the Finance Documents;

(ii) if any amount falls due for payment in respect of any Shareholder Note, whether by reason of a repayment obligation, the exercise of a right of redemption or purchase pursuant to the conditions of the Shareholder Notes or otherwise and such repayment, redemption, purchase or other payment is not permitted pursuant to the terms of the Finance Documents then no such payment, repayment, purchase or redemption shall be made and such payment, repayment, purchase or redemption shall only be made when such payment is permitted pursuant to the Finance Documents. Each Noteholder will agree and knowledge that:

(a) all payments pursuant to the Shareholder Notes are subordinated to the liabilities of Castle Midco 1 under the Finance Documents; and

(b) all payments pursuant to the Shareholder Notes are subordinated to the extent and in the manner provided in the Finance Documents; and

(iii) the rights of any Noteholder to take action or make any demand against Castle Midco 1 whether for failure to make such payment pursuant to these subordination provisions by way of set-off or otherwise shall be subject to the terms of the Finance Documents.

(ix) Interest

Interest shall accrue on the Shareholder Notes at a fixed rate of 12 per cent. per annum.

Subject to the subordination terms applicable to the Shareholder Notes, interest will be payable quarterly in arrear from the Effective Date and will be payable in the form of additional Shareholder Notes unless Castle Midco 1 elects in respect of any Shareholder Note to pay the interest in cash. Interest shall be paid (in the manner described above) on each Interest Payment Date or, at the election of the Issuer, rolled over. Any rolled over interest shall itself bear interest in accordance with the foregoing and shall, if not previously paid, be paid on redemption of the relevant Shareholder Notes. Overdue principal, interest, fees and other amounts shall bear interest at 14 per cent. per annum. There will be no step-up of the interest-rate under the terms of the Shareholder Notes.

(x) Interest Payment Dates

Each 1 March, 1 June, 1 September and 1 December, beginning on the Interest Payment Date falling not less than 180 days after the Effective Date. No transfer of Shareholder Notes will be registered during the 14 days immediately preceding any Interest Payment Date.

(xi) **Maturity**

The Shareholder Notes will mature, if not previously paid or redeemed, on the tenth anniversary of the Effective Date. Subject to the subordination provisions applicable to the Shareholder Notes, unless previously repaid, redeemed or purchased and cancelled the Shareholder Notes will be redeemed in full at par on the maturity date together with accrued interest which has not been paid by way of additional Shareholder Notes up to the maturity date.

(xii) **Prepayments**

There will be no mandatory prepayments under the terms of the Shareholder Notes. Subject to the subordination terms applicable to the Shareholder Notes, prepayments of the Shareholder Notes at the option of Castle Midco 1 shall be permitted, in whole or in part, with at least three business days' prior written notice, subject to limitations as to the minimum amounts of any prepayment. Shareholder Notes will be prepaid at a price equal to 100 per cent. of the principal amount thereof plus accrued and unpaid interest to the redemption date.

(xiii) **Purchase**

Subject to the subordination terms applicable to the Shareholder Notes, Castle Midco 1 may at any time by agreement with the relevant Noteholder purchase any Shareholder Notes at any price by tender, private treaty or otherwise.

(xiv) **Transfer restrictions and stapling of Class B Notes**

Class A Notes shall be freely transferable (subject to the rights of the Class B Noteholders to tag-along as described in Appendix II to this document in relation to the Class B Shares). Save in respect of any Class B Notes which have been listed, except pursuant to the exercise of drag-along rights or tag-along rights or as otherwise specified in Appendix II to this document, a Class B Noteholder may only transfer a portion (being the "relevant portion") of its holding of Class B Notes if it also transfers the relevant portion of its holding of Class B Shares in Castle Topco to the same transferee in the same transaction.

The transfer restrictions applicable to the Class B Shares (see Appendix II to this document for a description of the transfer restrictions applicable to the Class B Shares) will therefore apply to restrict the transfer of the Class B Notes. Castle Midco 1 may require the transferor and/or the transferee of any Class B Notes to provide such documents as are relevant to its consideration of any transfer as well as an indemnity to Castle Midco 1 (on terms to be approved by Castle Midco 1) in respect of any losses suffered by Castle Midco 1 as a result of any transfer being implemented in breach of these transfer restrictions.

Castle Midco 1 may also require the transferring Class B Noteholder to provide to it such documentation and other evidence as is necessary to demonstrate to it that a proposed transfer of the Class B Notes can be effected in compliance with the transfer restrictions. Class A Noteholders shall be free to transfer all or any of their Class A Notes without any requirement to transfer their holdings of Class A Shares in Castle Topco, subject to the applicability of the tag-along rights relating to the Class A Notes summarised below.

Following the listing of any Class B Notes (or equivalent notes), the provisions described in "*Effect of Listing of Class B Notes*" below will apply to those Class B Notes which have been so listed.

(xv) **Right of last offer**

Save in respect of any Class B Notes which have been listed, for so long as a Class B Note may only be transferred together with the relevant portion of Class B Shares, the transfer of such Class B Note will be subject to a right of last offer on the same terms as the right of last offer relating to the Class B Shares (as described in Part B of this Appendix).

Following the listing of any Class B Notes (or equivalent notes), the provisions described in "*Effect of Listing of Class B Notes*" below will apply to those Class B Notes which have been so listed.

(xvi) Drag-along rights

Save in respect of any Class B Notes which have been listed, the Class B Notes shall be subject to similar drag-along rights as apply to the Class B Shares (see Appendix II to this document for a description of such rights) such that, if a Class A Noteholder proposes to transfer a proportion (including 100 per cent.) of his Class A Notes in a single transaction or series of related transactions, and such proportion represents 20 per cent. or more of the Class A Notes then in issue, to any person other than an Apollo Fund Affiliate, then such holder shall be entitled to require that each Class B Noteholder shall transfer the same proportion of his holding of Class B Notes (the "drag-along notes") to the purchaser. The transfer of the drag-along notes shall be on terms which, in the reasonable opinion of the board of Castle Midco 1, are the same as those terms and conditions to which the transfer of Class A Notes will be subject pursuant to that transaction. If the holder or holders of a majority of the Class A Shares are transferring their entire holdings of Class A Shares in the transaction or transactions concerned, they may exercise similar drag-along rights in respect of the remaining Class A Shares and, if they so elect, Class A Notes and in such event, the drag-along rights shall be exercisable in respect of all of the Class B Shares and Class B Notes.

If a dragging noteholder wishes to exercise such rights, he shall notify Castle Midco 1 of his intention to do so at least 21 days prior to the completion of the proposed drag-along transaction. Promptly upon receipt of a drag-along notice, Castle Midco 1 shall send a copy of the notice to each dragged noteholder with instructions as to their rights and obligations under the drag-along provisions.

Where drag-along applies, the relevant portion of dragged notes shall be transferred to the relevant third party without the dragged noteholder being required to transfer any Class B Shares in Castle Topco to such third party if and to the extent that, as part of the relevant transaction (or series of transactions), the dragging noteholders transfer Class A Notes without transferring any Class A Shares in Castle Topco.

Any Class B Note which is the subject of such a transfer shall continue to be transferable in accordance with the terms described in this summary, save that it will no longer be a requirement of transfer for the holder to transfer such Class B Note together with a relevant portion of Class B Shares. The drag-along provisions shall, if the holders of a majority of the Class A Notes so determine, take precedence over the tag-along provisions if both the drag-along and tag-along provisions apply to the same transaction (or series of transactions). The drag-along provisions shall cease to apply to any Class B Notes which are transferred pursuant to a drag-along transaction.

Following the listing of any Class B Notes (or equivalent notes), the provisions described in "*Effect of Listing of Class B Notes*" below will apply to those Class B Notes which have been so listed.

(xvii) Tag-along rights

The Shareholder Notes shall be subject to similar tag-along rights as apply to the Class A Shares and Class B Shares (see Appendix II to this document for a description of such rights) such that, if a Noteholder or any of its Affiliates proposes to transfer a proportion (including 100 per cent.) of its Shareholder Notes in a single transaction or series of related transactions, and such proportion, when aggregated with all previous disposals by the selling Noteholder of Shareholder Notes, represents 3 per cent. or more of the Shareholder Notes then in issue, to any person which is not an Affiliate of the selling Noteholder, then such person (the "tag-along purchaser") shall be required to make an offer to the Class A Noteholders and Class B Noteholders to acquire the corresponding proportion of each such Noteholder's Shareholder Notes (the "tag-along notes"). The offer by the tag-along purchaser to acquire the tag-along notes shall be subject to terms and conditions which, in the reasonable opinion of the board, are the same as those terms and conditions to which the transfer of the Class A Notes will be subject pursuant to the tag-along transaction.

Within 21 days following completion of a tag-along transaction, the tag-along purchaser shall deliver to each Noteholder a notice containing an irrevocable and unconditional offer to acquire the tag-along notes held by him. This notice shall contain instructions to such Noteholders as to their rights and obligations under the tag-along provisions, and shall be open for acceptance by each Noteholder for a period of not less than 21 days following the date of the notice.

Where tag-along rights are exercised, the relevant portion of Shareholder Notes shall be transferred to the relevant third party without the Noteholder being required to transfer any Class B Shares in Castle Topco to such third party if and to the extent that, as part of the relevant transaction (or series of transactions), the selling Noteholder transfers Class A Notes without transferring any Class A Shares in Castle Topco.

Any Class B Note which is the subject of such a transfer shall continue to be transferable in accordance with the terms described in this summary, save that it will no longer be a requirement of transfer for the holder to transfer such Class B Note together with a relevant portion of Class B Shares. The tag-along provisions will cease to apply to any Shareholder Notes which are transferred pursuant to a tag-along transaction.

Following the listing of any Class B Notes (or equivalent notes), the provisions described in "*Effect of Listing of Class B Notes*" below will apply to those Class B Notes which have been so listed.

(xviii) Effect of listing of Class B Notes

Following a listing of any Class B Notes (or such other notes as the Class B Notes are converted for or exchanged into in order to achieve a listing) the Class B Notes so listed shall cease to be subject to the transfer and stapling provisions set out in this Appendix III, including in relation to the drag-along provisions, the tag-along provisions and the right of last offer provisions. However, a holder of listed Class B Notes will be required to enter into a deed of covenant in favour of Castle Topco, Castle Midco 1 and all other holders of Class A Notes and Class B Notes (whether listed or not) pursuant to which it will agree that, if it disposes of its listed Class B Notes other than in specified circumstances, each other holder of Class A Notes and Class B Notes (whether listed or not) may require such person to acquire some or all of its Class A Notes and/or Class B Notes. A person who requests his Class B Notes to be listed will need to provide such deed of covenant as a condition to the listing and will need to demonstrate to the reasonable satisfaction of the board of Castle Topco that it would be capable of meeting its financial obligations under the deed of covenant.

The specified circumstances in which the deed of covenant would not apply on a disposal of listed Class B Notes are: (i) a disposal to an affiliate of the transferor where the affiliate has entered into a deed of covenant on the same terms as the transferor; (ii) a disposal in compliance with the stapling provisions set out in the Articles of Castle Topco, notwithstanding that the stapling provisions would have ceased to apply to the listed Class B Notes, and where the transferee of the Class B Notes has entered into a deed of covenant in the same terms as the transferor; (iii) any disposal following the listing of Class B Shares; and (iv) where the disposal is in accordance with the drag-along provisions, the tag-along provisions or the right of last offer provisions set out in the Articles of Castle Topco, notwithstanding that such provisions would no longer apply to the listed Class B Notes.

The provisions relating to the listing of Class A Notes are described in paragraph (xviii) of Appendix II to this document. Any listing of Class A Notes may only take place simultaneously with a listing of Class B Notes and no Class A Notes may be listed if the Class B Notes of those holders who have requested a listing are not listed at the same time. Any listing of Class B Notes may only take place simultaneously with a listing of Class A Notes and no Class B Notes may be listed if no Class A Notes are listed.

(xix) Payments

Payments on the Shareholder Notes may be made by cheque or warrant sent through the post to the registered address of the Noteholder who is first named in the note register or to such person and to such address as the Noteholder may direct, or by telegraphic transfer or bank transfer by means of bankers automated clearing system to such person and such bank account as a Noteholder may in writing direct.

If the due date for payment of principal or interest under the Shareholder Notes is not a Business Day, entitlement for payment shall arise on the next following Business Day and there shall be no entitlement to further interest or other payment in respect of such a delay.

(xx) Modification

The terms of the Shareholder Notes may be modified, abrogated or compromised in any respect by Castle Midco 1 with the sanction of an extraordinary resolution of the relevant Noteholders. The Issuer may also amend the terms of the Shareholder Notes without such sanction of the Noteholders if such amendment is, in the opinion of Castle Midco 1, (i) of a formal, minor or technical nature or corrects a manifest error but no such amendment may be made which would be prejudicial to the interest of the Noteholders in any material respect; (ii) necessary or desirable in order to enable the Shareholder Notes to be listed on any stock exchange in the Channel Islands, Luxembourg or elsewhere or (iii) necessary or desirable to subordinate the Shareholder Notes to any liability under or in respect of the Finance Documents (as defined under "*Ranking and Subordination*" above).

(xxi) Covenants

The Shareholder Notes will contain no financial covenants.

(xxii) Events of default

The Shareholder Notes will contain customary events of default in relation to: (i) non-payment of any amount of interest, principal or premium; (ii) a material breach of covenant; and (iii) certain insolvency-related events.

(xxiii) Enforcement of rights

A Noteholder may not proceed directly against Castle Midco 1 to require payment of the indebtedness payable in respect of his Shareholder Notes unless the holders of a majority of the Class A Notes: (i) consent to such enforcement; or (ii) proceed against Castle Midco 1 to enforce their rights in respect of the same matters.

(xxiv) Withholding

All payments on the Shareholder Notes shall be made without withholding or deduction for, or on account of, any present or future taxes or duties except as required by applicable law. Castle Midco 1 will not be obliged to pay any additional amounts to Noteholders in respect of any amounts required to be so withheld or deducted. Under current law in the United Kingdom, interest on the Shareholder Notes will be subject to withholding tax at the rate of 20 per cent., subject to the availability of any reduction or exemption. In respect of any Class A Notes or Class B Notes which may be listed, an exemption should be available if such Shareholder Notes are listed on a recognised stock exchange. In respect of unlisted Class B Notes, please refer to paragraph 18 (United Kingdom Taxation) of Part 2 (*Explanatory Statement*) of the Scheme Document for further information.

(xxv) Governing Law and Forum

The Shareholder Notes will be governed by, and construed in accordance with English law. The courts of England are to have jurisdiction to settle any dispute arising out of or in connection with the Shareholder Notes and any proceeding, suit or action arising out of or in connection with the Shareholder Notes may be brought in the English courts.

APPENDIX IV

Additional Information

1. Responsibility statements

(a) The Directors, whose names are set out in paragraph 2(a) below, each accept responsibility for the information contained in this document relating to Countrywide and the Countrywide Group, the opinions of Countrywide and the Countrywide Group, the Directors, their immediate families, related trusts and persons connected with them (other than any information for which the directors of Castle Bidco and Marc Rowan and Gareth Turner are accepting responsibility pursuant to paragraph 1(b) below).

To the best of the knowledge and belief of the Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this document for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

(b) The directors of Castle Bidco, whose names are set out in paragraph 2(b) below, and Marc Rowan and Gareth Turner, each accepts responsibility for the information relating to Castle Bidco, the Castle Holdco Group and the Apollo Funds, the opinions of Castle Bidco, the Castle Holdco Group and the Apollo Funds, the directors of Castle Bidco and members of their immediate families, related trusts and persons connected with them and the information relating to Rightmove (including, for the avoidance of doubt, the information relating to the Unlisted Securities and the Unlisted Securities Alternative) contained in this document.

To the best of the knowledge and belief of the directors of Castle Bidco, Marc Rowan and Gareth Turner (who have taken all reasonable care to ensure that such is the case), the information contained in this document for which they are responsible is in accordance with the facts and does not omit anything likely to affect the import of such information.

2. Directors and executive officers

(a) The Directors are as follows:

C. H. Sporborg (Chairman)

G. Turner (Managing Director)

M. C. Nower (Finance Director)

H.D. Hill (Executive Director)

A. J. Brown (Independent Non-Executive Director)

P. W. Mason (Independent Non-Executive Director)

M. J. Gordon (Independent Non-Executive Director)

The registered office of Countrywide, whose registered no. is 4947152, and the business address of each of the Directors is Countrywide House, Perry Way, Witham, Essex CM8 3SX.

(b) The directors of Castle Bidco are as follows:

Lukas Kolff

Tobias Habbig

The registered office of Castle Bidco, whose registered number is WK-182043, is at the offices of Walkers SPV Limited, Walkers House, 87 Mary Street, George Town, Grand Cayman, KY1-9002, Cayman Islands.

3. Irrevocable Undertakings and Letters of Support

Each of the Directors has irrevocably undertaken to vote in favour of the resolutions to be proposed at the Court Meeting and the EGM in respect of their own beneficial holdings of Countrywide Shares which, in aggregate, total 541,068 Countrywide Shares. These irrevocable undertakings together relate to approximately 0.3 per cent. of the existing issued share capital of Countrywide. All of these irrevocable undertakings will continue to be binding if a higher offer is made.

In addition, certain investors have delivered letters to Castle Bidco confirming their intention to vote in favour of the resolutions to be proposed at the Court Meeting and the EGM. As at 2 March 2007, being the date of the Announcement, these statements of intention related to, in aggregate, 40,633,008 Countrywide Shares which, at that date, together constituted approximately, 23.78 per cent. of the

existing issued share capital of Countrywide. As at 29 March 2007 (the latest practicable date prior to the posting of this document) such investors held, in aggregate, 20,569,413 Countrywide Shares, which together constituted approximately 12.04 per cent. of the existing issued share capital of Countrywide.

The following table sets out the investors who have delivered these statements of intention to Castle Bidco and the number of Countrywide Shares that these investors held as at 2 March 2007 (the date of the statement of intention and the Announcement), 16 March 2007 (the latest practicable date prior to the posting of the Scheme Document) and 29 March 2007 (the latest practicable date prior to the posting of this document).

	As at 2 March 2007	As at 16 March 2007	As at 29 March 2007
JANA Partners LLC	9,564,200	—	—
Boussard & Gavaudan Asset Management, LP	8,273,390	7,444,562	7,445,302
Seneca Capital Investments LLC	4,690,000	2,024,239	2,024,239
Scoggin Capital Management, L.P. II	2,500,000	1,565,000	1,565,000
ReachCapital Management LLC	4,427,798	—	—
Majedie Asset Management Limited	9,437,872	9,437,872	9,534,872
Gracie Capital LP	1,739,748	—	—
	40,633,008	20,471,673	20,569,413

The statement of intention by Boussard & Gavaudan Asset Management, LP is conditional upon the Offer valuing each Countrywide Share at a minimum amount of 590 pence, calculated using a price for Rightmove Shares equal to the volume weighted average price over the last full then trading days before it is required to vote or accept the Offer. The statement is also based on the assumption that: (i) the Offer will grant Countrywide Shareholders a right to participate *pari passu* in all respects with Apollo in the Castle Holdco Group, subject to a maximum aggregate investment of £100 million; and (ii) investors in the Castle Holdco Group will share actual transaction costs at arm's length *pro rata* with Apollo.

Citadel Limited Partnership, which had as at 29 March 2007 (the latest practicable date prior to the posting of this document) a financial interest by way of a contract for differences in 5,231,000 Countrywide Shares, has also confirmed that it is currently supportive of the Offer. Citadel Limited Partnership's interest was in respect of 3,500,000 Countrywide Shares as at 2 March 2007 and 5,231,000 Countrywide Shares as at 16 March 2007. Citadel Limited Partnership does not, however, have control over the voting of such shares.

The letters of intention referred to above are non-binding. They do not prevent the relevant shareholder from modifying or withdrawing its support for the Offer if a higher offer is made to acquire Countrywide or from transferring or disposing of its interests in the Countrywide Shares to which the letter relates.

4. Market quotations

Set out below are the Closing Prices for a Countrywide Share and a Rightmove Share on the first Business Day in each of the six months immediately before the date of this document, on 2 February 2007 (the last Business Day prior to the commencement of the Offer Period), on 2 March 2007 (the day of the Announcement), on 16 March 2007 (the latest practicable date prior to the posting of the Scheme Document) and on 29 March 2007 (the latest practicable date prior to the posting of this document):

Date	Countrywide Share price (pence)	Rightmove Share price (pence)
2 October 2006	524.25	345.75
1 November 2006	514.50	350.00
1 December 2006	515.25	367.75
2 January 2007	541.00	393.00
1 February 2007	534.00	468.25
2 February 2007	535.00	468.00
1 March 2007	571.00	471.50
2 March 2007	580.00	485.50
16 March 2007	590.00	470.00
29 March 2007	593.00	501.00

5. **Disclosure of Interests and dealings in shares**

(i) As at the close of business on 29 March 2007 (the latest practicable date prior to the posting of this document), Castle Bidco and the following person(s) who are deemed to be acting in concert with Castle Bidco for the purposes of the Proposals owned or controlled the following interests in relevant Countrywide securities:

. Deutsche Bank Group held a long position of 20,000 Countrywide shares. This disclosure supersedes the disclosure at paragraph 4(b)(i) of Appendix VI (*Additional Information*) to the Scheme Document.

(ii) Save as disclosed above or in Appendix VI (*Additional Information*) to the Scheme Document, no member of the Castle Holdco Group nor any of the directors of Castle Bidco, nor any member of their immediate families or related trusts or any connected persons nor any person(s) deemed to be acting in concert with Castle Bidco for the purposes of the Proposals, nor person(s) with whom Castle Bidco or any person acting in concert with Castle Bidco has an arrangement, owned or controlled or held any short positions or was interested, directly or indirectly, in any relevant securities on 29 March 2007 (the latest practicable date prior to posting of this document) nor has any such person dealt for value in any relevant securities during the disclosure period.

(iii) Save as disclosed above or in Appendix VI (*Additional Information*) to the Scheme Document, no member of the Castle Holdco Group nor any person(s), deemed to be acting in concert with Castle Bidco for the purposes of the Proposals has borrowed or lent any relevant securities (save for any borrowed shares which have either been on-lent or sold).

(iv) Save as disclosed above or in Appendix VI (*Additional Information*) to the Scheme Document, neither Countrywide, nor any Directors, nor any members of their immediate families or related trusts, owned or controlled or (in the case of the Countrywide Directors, members of their immediate families and related trusts) was interested, directly or indirectly, in any relevant securities, nor has any such person dealt for value in any relevant securities during the disclosure period and Countrywide has not made any purchases for cancellation of relevant Countrywide securities during the disclosure period.

(v) Save as disclosed above or in Appendix VI (*Additional Information*) to the Scheme Document, no subsidiary of Countrywide and no bank, stockbroker, financial or other professional adviser to Countrywide or any subsidiary of Countrywide (other than an exempt market maker), nor any person controlling, controlled by, or under the same control as such bank, stockbroker, financial or other professional adviser, nor any pension fund of Countrywide or any of its subsidiaries, nor any person whose investments are managed on a discretionary basis by fund managers (other than exempt fund managers) connected with Countrywide, owned, controlled or was interested, directly or indirectly, in any relevant securities, nor has any such person dealt for value therein during the disclosure period.

(vi) Save as disclosed above or in Appendix VI (*Additional Information*) to the Scheme Document, none of Countrywide, nor any associates of Countrywide has any arrangements in relation to any relevant securities.

(vii) Save for the irrevocable undertakings and letters of support described in paragraph 3 above, neither Castle Bidco nor any person acting in concert with Castle Bidco for the purposes of the Proposals has any arrangement with any person in relation to any relevant securities.

(viii) Save as disclosed above or in Appendix VI (*Additional Information*) to the Scheme Document, Countrywide is not beneficially interested in any Castle Bidco shares or any securities convertible into, rights to subscribe for or options (including traded options) in respect of, or derivatives referenced to any Castle Bidco shares, nor has Countrywide dealt for value therein during the disclosure period.

(ix) Save as disclosed above or in Appendix VI (*Additional Information*) to the Scheme Document, the Directors and members of their immediate families and related trusts are not interested in any Castle Bidco shares or any securities convertible into, rights to subscribe for or options (including traded options) in respect, of or derivatives referenced to any Castle Bidco shares, nor has any such persons dealt for value therein during the disclosure period.

(x) Terms used in this paragraph 5 shall have the same meanings as are given to such terms in paragraph 4(a) of Appendix VI (*Additional Information*) to the Scheme Document.

6. Other information

(a) Save as disclosed in the Scheme Document or this document, no agreement, arrangement or understanding (including any compensation arrangement) exists between Castle Bidco or any party acting or presumed to be acting in concert with Castle Bidco for the purposes of the Proposals and any of the directors, recent directors, shareholders or recent shareholders of Countrywide having any connection with or dependence on the outcome of the Proposals (as revised by the terms of this document).

(b) Save as disclosed in the Scheme Document or this document, no proposal exists in connection with the Proposals that any payment or other benefit be made or given to any Countrywide Director as compensation for loss of office or as consideration for or in connection with his retirement from office.

(c) Save as disclosed in the Scheme Document or this document, no agreement, arrangement or understanding exists whereby the legal or beneficial ownership of any of the Countrywide Shares to be acquired by Castle Bidco in pursuance of the Proposals will be transferred to any other person, save that Castle Bidco reserves the right to transfer any such shares to any member of the Castle Holdco Group and the right to assign any such shares by way of security or grant any security interest over such shares in favour of any or all of the parties to any of the facilities described in Part E of Appendix II (*Further information on the Castle Holdco Group*) to the Scheme Document.

(d) Save as disclosed in the Scheme Document or this document, there has been no material change in the financial or trading position of Countrywide since 31 December 2006, the date to which the latest published audited accounts of Countrywide were prepared.

(e) Save as disclosed in the Scheme Document or this document, there has been no material change in the financial or trading position of Castle Bidco since 12 February 2007, the date of its incorporation.

(f) Save as disclosed above, between the date of the Scheme Document and 29 March 2007 (the latest practicable date prior to the posting of this document) there have been no changes or additions to (i) the material contracts described in paragraph 7 of Appendix VI (*Additional Information*) to the Scheme Document; (ii) to the directors' service contracts or directors' emoluments described in paragraph 5 of Appendix VI (*Additional Information*) to the Scheme Document; or (iii) to the irrevocable commitments or letters of intent described in paragraph 7 of Part I (*Letter from the Chairman of Countrywide plc*) of the Scheme Document.

(g) Hawkpoint has given and has not withdrawn its written consent to the issue of this document with the references to its name in the form and context in which they appear.

(h) Credit Suisse has given and has not withdrawn its written consent to the issue of this document with the references to its name in the form and context in which they appear.

(i) Credit Suisse is satisfied that sufficient financial resources are available to Castle Bidco to satisfy in full the cash payable by Castle Bidco pursuant to the Scheme upon the Proposals becoming effective.

(j) Goldman Sachs International has given and has not withdrawn its written consent to the issue of this document with the references to its name in the form and context in which they appear.

(k) Deutsche Bank has given and has not withdrawn its written consent to the issue of this document with the references to its name in the form and context in which they appear.

7. Documents available for inspection

Copies of the following documents will be available for inspection during normal business hours on any weekday (Saturdays, Sundays and public holidays excepted) at the offices of Ashurst, Broadwalk House, 5 Appold Street, London EC2A 2HA up to and including the Effective Date or the date that the Scheme lapses or is withdrawn, whichever is the earlier.

(a) the memorandum and articles of association of Countrywide;

(b) the memorandum and a draft, subject to amendment and completion, of the articles of association of Castle Bidco;

(c) the memorandum and a draft, subject to amendment and completion, of the articles of association of Castle Topco;

(d) the published audited consolidated accounts of Countrywide for the three financial years ended 31 December 2006;

(e) the service contracts and other arrangements referred to in paragraph 5 of Appendix VI (*Additional Information*) to the Scheme Document;

(f) the material contracts, including financing arrangements and the inducement fee agreement, as listed in paragraph 7 of Appendix VI (*Additional Information*) to the Scheme Document;

(g) the written consents referred to in paragraphs 6(g), (h), (j) and (k) above;

(h) the irrevocable undertakings executed by the Directors and the letters of support referred to in paragraph 3 above;

(i) the rules of the Countrywide Share Schemes; and

(j) the Scheme Document, this document, the Forms of Proxy and the Form of Election.

Dated: 31 March 2007

APPENDIX V

Bases and Sources

In this document, unless otherwise stated, or the context otherwise requires, the following bases and sources have been used:

(a) information relating to Castle Bidco, Castle Midco 1, Castle Midco 2 and Castle Topco has been provided by persons duly authorised by the board of directors of Castle Bidco, Castle Midco 1, Castle Midco 2 and Castle Topco respectively;

(b) information relating to Apollo has been extracted from published sources and provided by persons duly authorised by Apollo;

(c) the market prices of Countrywide Shares and Rightmove Shares are closing middle market quotations derived from the Daily Official List;

(d) the value of the existing share capital of Countrywide is based upon 170,938,317 Countrywide Shares in issue on 29 March 2007 (the latest practicable date prior to the posting of the Scheme Document); and

(e) the maximum cash consideration payable under the Proposals is based on 170,938,317 Countrywide Shares in issue and no more than 2,007,782 "in the money" employee share options outstanding over Countrywide Shares on 29 March 2007 (the latest practicable date prior to the posting of this document) and which are expected to become exercisable as a consequence of the Scheme.

APPENDIX VI

RULE 24.10 VALUATION CONFIRMATION

The following is the full text of a letter from Credit Suisse Securities (Europe) Limited to the Directors of Castle HoldCo 4, Ltd.:

CREDIT SUISSE

One Cabot Square
London E14 4QJ
Phone +44(0)20 7888 8888
Fax +44(0)20 7888 1600
www.credit-suisse.com

The Directors
Castle HoldCo 4, Ltd.
25 St. George Street
London W1S 1FS

31 March 2007

Recommended offer by Castle HoldCo 4, Ltd. for Countrywide plc
Estimate of Value of the Combination of Class B Shares and Class B Notes

Dear Sirs,

We refer to a letter from us to you dated 16 March 2007 (the "Valuation Letter") in relation to our estimated valuation, pursuant to Rule 24.10 of the Code, of the combination of Class B Shares and Class B Notes which may be issued by the Castle Holdco Group pursuant to the Unlisted Securities Alternative, a copy of which was included at Appendix VIII to the Scheme Document. We hereby confirm that, taking into account the revisions to the Proposals described in the supplementary circular to Shareholders of even date herewith, the views expressed in the Valuation Letter including, without limitation, the Estimate of Value have not changed between the date of the Valuation Letter and the date hereof.

The Valuation Letter and this confirmation have been provided to the directors of Castle HoldCo 4, Ltd. solely for the purposes of Rule 24.10 of the Code and shall not be used or relied upon for any other purpose whatsoever. They are not addressed to and may not be relied upon by any third party for any purpose whatsoever and Credit Suisse Securities (Europe) Limited expressly disclaims any duty or liability to any third party with respect to the contents of this letter and the Valuation Letter. Terms defined in the Valuation Letter shall have the same meanings when used in this letter.

Credit Suisse, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively as lead financial advisor and corporate broker to the Apollo Funds and Castle HoldCo 4, Ltd. and no one else in connection with the Proposals and will not be responsible to anyone other than the Apollo Funds and Castle HoldCo 4, Ltd. for providing the protections afforded to clients of Credit Suisse nor for providing advice in relation to the Proposals, the content of the Scheme Document or any matter referred to herein. Credit Suisse will receive fees from Castle HoldCo 4, Ltd., as the bidding entity, in respect of these services.

Countrywide Shareholders who may be considering a continuing investment in the future of Castle HoldCo 4, Ltd. through the Unlisted Securities Alternative are urged to read carefully all the information contained in the Scheme Document and the supplementary circular to Shareholders. In particular, Countrywide Shareholders should note that the Class B Shares and Class B Notes will be unlisted securities and there are no current plans to seek a public quotation on any recognised investment exchange or other market of either class of Unlisted Securities.

In providing this Estimate of Value, Credit Suisse expresses no opinion or recommendation to any person as to whether they should accept the Offer or whether they should make any elections pursuant

Registered Office as above
Registered in England No. 891554
Authorised and Regulated by the Financial Services Authority

to the Unlisted Securities Alternative. Countrywide Shareholders are recommended to seek their own independent financial advice. Credit Suisse expresses no opinion as to the fairness of the financial terms of the Offer.

Yours faithfully,

For and on behalf of
Credit Suisse Securities (Europe) Limited

Zachary Brech
Managing Director

Countrywide plc

Countrywide House
3 Perry Way
Witham
Essex CM8 3SX

Tel: 01376 533700
Fax: 01376 520465 / 01376 520758
DX No. 140680 WITHAM 4
Video Conference No: 01376 500231

2 April 2007

Transparency Obligations Directive
(Disclosure and Transparency Rules) Instrument 2006

We have today received the following notice dated 30 March 2007 from an official of Deutsche Bank AG.

In compliance with the Disclosure and Transparency Rules, they confirm that as at 29 March 2007, Deutsche Bank AG, and Tilney Group Limited have a notifiable interest in and are the direct holders of 10,438,569 including an indirect holding of 4,892 ordinary shares in Countrywide plc. The total holding of 10,438,569 shares equates to 6.11% of the issued share capital of 170,950,464 shares.

Deutsche Bank AG is a corporation domiciled in Frankfurt, Germany, of which Deutsche Bank AG London is a branch.

They have increased their holding from 10,074,042 shares, as reported on 28 March 2007 to 10,438,569 shares.

~~Director~~/Secretary
Countrywide plc

c.c. H D Hill
M C Nower
G Turner
J Pleumeekers)
J Coddington) Hawkpoint
M Luen)
M Franklin)

CS1.4.193-5101 DeutscheBanksI(ps)lc0220407

PRESS ANNOUNCEMENT

FOR IMMEDIATE RELEASE

2 April 2007

COUNTRYWIDE PLC ("COUNTRYWIDE")

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, Countrywide confirms that it now has 170,950,464 ordinary shares of 5 pence each in issue and admitted to trading on the London Stock Exchange under the UK ISIN code GB00B00FQ060.

A further announcement will be made if appropriate.

302

Not for release, publication or distribution, in whole or in part, in or into or from any jurisdiction (including the United States) where to do so would constitute a violation of the laws of such jurisdiction

PRESS ANNOUNCEMENT
FOR IMMEDIATE RELEASE
2 April 2007

RECOMMENDED REVISED CASH AND SECURITIES OFFER
for the acquisition of
COUNTRYWIDE PLC
by
CASTLE HOLDCO 4, LTD.
to be effected
by means of a Scheme of Arrangement
under section 425 of the Companies Act 1985

Posting of the Supplementary Circular

Further to the announcement made by Castle HoldCo 4, Ltd. and the Company on 2 March 2007 of a recommended offer for the Company to be made by Castle HoldCo 4, Ltd., and the Scheme Document sent to Shareholders on 20 March 2007, a supplementary circular has been posted to Shareholders (the "Supplementary Circular").

The Supplementary Circular contains information notifying Shareholders of certain changes to the terms of the Unlisted Securities.

Terms defined in the offer announcement dated 2 March 2007 shall have the same meaning in this announcement.

Enquiries

Countrywide — Telephone: +44 (0) 1376 533 700
Christopher Sporborg
Grenville Turner
Harry Hill

Hawkpoint (financial adviser to Countrywide) — Telephone: +44 (0) 20 7665 4500
David Reid Scott
David Renton
Jonathan Coddington

Hawkpoint, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Countrywide and no-one else in connection with the Proposals and will not be responsible to anyone other than Countrywide for providing the protections afforded to clients of Hawkpoint nor for providing advice in relation to the Proposals, the content of this announcement or any matter referred to therein.

The availability of the Proposals and the release, publication or distribution of this announcement to persons who are not resident in the United Kingdom may be affected by the laws of the relevant

jurisdictions in which they are located. Persons who are not resident in the United Kingdom should inform themselves of, and observe, any applicable requirements. Any failure to comply with such applicable requirements may constitute a violation of the securities laws of any such jurisdictions.

Regulatory Announcement

Go to market news section

Company	Countrywide Plc
TIDM	CWD
Headline	Treasury Stock
Released	16:09 30-Mar-07
Number	PRNUK-3003

30 March 2007

Notification of Transfer of Treasury Shares

Pursuant to sections 169A of the Companies Act 1985 and Listing rule 12.6.3, we write to advise you of the following transfer of shares from the Company Treasury CREST Account to satisfy share options exercised by an employee, who is also an option holder of the Company, under the Executive Share Option Scheme.

No. of shares held in Treasury	Date of Transfer	No. of Shares Transferred from Treasury	No. of Options Exercised	Option Price per Share	Date Options Granted	Scheme
8,326,607	30.03.07	10,000	10,000	198p	15.04.02	Executive Share Option Scheme (1996)

Following the above transfer, Countrywide plc now holds 8,316,607 treasury shares in total.

The issued share capital of the Company (excluding shares held in treasury) now stands at 170,950,464.

Director/Company Secretary

Countrywide plc

END

Close

Countrywide plc

Countrywide House
3 Perry Way
Witham
Essex CM8 3SX

Tel: 01376 533700
Fax: 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No: 01376 500231

PRESS ANNOUNCEMENT

30

FOR IMMEDIATE RELEASE

30 March 2007

COUNTRYWIDE PLC ("COUNTRYWIDE")

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, Countrywide confirms that it now has 170,940,464 ordinary shares of 5 pence each in issue and admitted to trading on the London Stock Exchange under the UK ISIN code GB00B00FQ060.

A further announcement will be made if appropriate.

CS1.4.190-5101Rule2.10sl(ps)300307

209

Countrywide plc

Countrywide House
3 Perry Way
Witham
Essex CM8 3SX

Tel: 01376 533700
Fax: 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No: 01376 500231

EMBARGOED UNTIL 7.00 A.M. 30 MARCH 2007

30 March 2007

Countrywide plc – Voting Rights and Capital

In conformity with the Disclosure and Transparency Rules, we would like to notify the market of the following.

Countrywide plc's capital consists of 179,267,071 ordinary 5p shares with voting rights, of which 8,326,607 ordinary 5p shares held in Treasury.

Therefore, the total number of voting rights in Countrywide plc is 170,940,464.

~~Director~~/Company Secretary
Countrywide plc

c.c. H D Hill
M C Nower
G Turner
J Pleumeekers)
J Coddington) Hawkpoint
M Luen)
M Franklin)

CS1.4.189-5101 Voting Rightssl(ps)le300307

Countrywide plc

Countrywide House
3 Perry Way
Witham
Essex CM8 3SX

Tel: 01376 533700
Fax: 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No 01376 500231

EMBARGOED UNTIL 7.00 A.M. 30 MARCH 2007

30 March 2007

Notification of Transfer of Treasury Shares

Pursuant to sections 169A of the Companies Act 1985 and Listing rule 12.6.3, we write to advise you of the following transfer of shares from the Company Treasury CREST Account to satisfy share options exercised by an ex-employee, who was also an option holder of the Company, under the Savings Related Share Option Scheme.

No. of shares held in Treasury	Date of Transfer	No. of Shares Transferred from Treasury	No. of Options Exercised	Option Price per Share	Date Options Granted	Scheme
8,328,754	30.03.07	2,147	2,147	140.8p	11.10.02	Savings Related Share Option Scheme (1996)

Following the above transfer, Countrywide plc now holds 8,326,607 treasury shares in total.

The issued share capital of the Company (excluding shares held in treasury) now stands at 170,940,464.

Director/Company Secretary
Countrywide plc

c.c. H D Hill
M C Nower
G Turner
J Pleumeekers)
J Coddington) Hawkpoint
M Luen)
M Franklin)

CS1.4.188-5101TreasurySharessl(ps)300307

297

Countrywide plc

Countrywide House
3 Perry Way
Witham
Essex CM8 3SX

Tel: 01376 533700
Fax: 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No: 01376 500231

29 March 2007

Transparency Obligations Directive
(Disclosure and Transparency Rules) Instrument 2006

We have today received the following notice dated 28 March 2007 from an official of Credit Suisse.

In compliance with the Disclosure and Transparency Rules, they confirm that as at 23 March 2007, Credit Suisse Securities (Europe) Limited and Credit Suisse International no longer have a notifiable interest in Countrywide plc.

Credit Suisse Securities (Europe) Limited and Credit Suisse International are part of the Investment Banking division of Credit Suisse ("CSIBD"), which is part of the Credit Suisse Group ("CSG"). CSIBD is a segregated business unit within CSG with an independent management structure and exercises its voting rights independently from other divisions of CSG.

They previously held 10,579,719 shares in Countrywide plc, as reported on 19 March 2007.

Director/Secretary
Countrywide plc

c.c. H D Hill
M C Nower
G Turner
J Pleumeekers)
J Coddington) Hawkpoint
M Luen)
M Franklin)

CS1.4.187-5101CreditSuissesl(ps)le290307

Countrywide plc

2.96

Countrywide House
3 Perry Way
Witham
Essex CM8 3SX

Tel: 01376 533700
Fax: 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No: 01376 500231

28 March 2007

Transparency Obligations Directive
(Disclosure and Transparency Rules) Instrument 2006

We have today received two notices both dated 27 March 2007 from an official of Morgan Stanley Securities Limited (MSSL).

In compliance with the Disclosure and Transparency Rules, they confirm that:

a) as at 23 March 2007, MSSL has a notifiable interest in and is the direct holder of 7,227,180 ordinary shares in Countrywide plc. This equates to 4.23% of the issued share capital of 170,938,317 shares.

b) as at 26 March 2007, MSSL has a notifiable interest in and is the direct holder of 6,183,081 ordinary shares in Countrywide plc. This equates to 3.62% of the issued share capital of 170,938,317 shares.

They previously had no notifiable interest, as reported on 23 January 2007. They now hold 6,183,081 shares.

~~Director~~/Secretary
Countrywide plc

c.c. H D Hill
M C Nower
G Turner
J Pleumeekers)
J Coddington) Hawkpoint
M Luen)
M Franklin)

CS1.4.186-5101MorganStanleysl(pw)le280307

Countrywide plc

295

Countrywide House
3 Perry Way
Witham
Essex CM8 3SX

Tel: 01376 533700
Fax: 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No: 01376 500231

28 March 2007

Transparency Obligations Directive
(Disclosure and Transparency Rules) Instrument 2006

We have today received the following notice dated 27 March 2007 from an official of Deutsche Bank AG.

In compliance with the Disclosure and Transparency Rules, they confirm that as at 26 March 2007, Deutsche Bank AG, and Tilney Group Limited have a notifiable interest in and are the direct holders of 10,069,150 and indirect holders of 4,892 ordinary shares in Countrywide plc. The total holding of 10,074,042 shares equates to 5.90% of the issued share capital of 170,938,317 shares.

Deutsche Bank AG is a corporation domiciled in Frankfurt, Germany, of which Deutsche Bank AG London is a branch.

They have decreased their holding from 10,465,322 shares, as reported on 27 March 2007 to 10,074,042 shares.

~~Director~~/Secretary
Countrywide plc

c.c. H D Hill
M C Nower
G Turner
J Pleumeekers)
J Coddington) Hawkpoint
M Luen)
M Franklin)

CS1.4.185-5101 DeutscheBank:sl(pw)le280307

Countrywide plc

Countrywide House
3 Perry Way
Witham
Essex CM8 3SX
Tel: 01376 533700
Fax: 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No: 01376 500231

234

27 March 2007

Transparency Obligations Directive
(Disclosure and Transparency Rules) Instrument 2006

We have today received the following notice dated 26 March 2007 from an official of Citigroup Global Market UK Equity Limited.

In compliance with the Disclosure and Transparency Rules, they confirm that as at 23 March 2007, Citigroup Global Market UK Equity Limited of Citygroup Centre, Canada Square, Canary Wharf, London E14 5LB have a notifiable interest in and are the direct shareholders of 6,923,653 ordinary shares of Countrywide plc. This equates to 4.05% of the issued share capital of 170,938,317 shares.

They have increased their holding from 5,818,060 shares, as reported on 15 March 2007 to 6,923,653 shares.

~~Director~~/Secretary
Countrywide plc

c.c. H D Hill
M C Nower
G Turner
J Pleumeekers)
J Coddington) Hawkpoint
M Luen)
M Franklin)

CS1.4.181-5101Citigroupsl(ps)le260307

Countrywide plc

Countrywide House
3 Perry Way
Witham
Essex CM8 3SX

Tel: 01376 533700
Fax: 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No: 01376 500231

27 March 2007

297

Transparency Obligations Directive
(Disclosure and Transparency Rules) Instrument 2006

We have today received the following notice dated 26 March 2007 from an official of Artisan Partners Limited Partnership of 875E Wisconsin Avenue, Suite 800, Milwaukee, Wisconsin 53202.

a) In compliance with the Disclosure and Transparency Rules, they confirm that Artisan Partners Limited Partnership, Artisan Investment Corporation, ZFIC, Inc., Andrew A Ziegler and Carlene M Ziegler no longer have a notifiable interest in ordinary shares in Countrywide plc.

b) Artisan Partners Limited Partnership ("APLP"), a U.S. registered investment adviser, is a limited partnership organised under the laws of the State of Delaware on December 8, 1994. Control of APLP is vested in its general partner, Artisan Investment Corporation, a corporation organised under the laws of the State of Wisconsin on December 7, 1994. All of the outstanding stock of Artisan Investment Corporation is owned by ZFIC, Inc., a corporation organised under the laws of the State of Wisconsin. Andrew A Ziegler and Carlene M Ziegler each own 50% of the voting stock of ZFIC, Inc. APLP, pursuant to advisory contracts, has the power to purchase and sell securities on behalf of its clients and the power to vote for most clients. Persons other than APLP are entitled to receive all dividends from, and proceeds from the sale of, all of the securities reported hereunder.

c) Artisan International Value Fund ("ARTIV"), is a series of Artisan Funds Inc., a U.S. registered investment company. Certain officers and a director of Artisan Funds, Inc., are employees of APLP. APLP, pursuant to its advisory contact with ARTIV, has the power to purchase and sell securities on behalf of ARTIV and to vote for ARTIV. ARTIV, as of 23 March 2007, was interested in 0 shares, representing 0% of the 0% disclosed above, of Countrywide plc.

Their previous holding was 14,828,979 shares, as reported on 20 March 2007.

~~Director~~/Secretary
Countrywide plc

c.c. H D Hill
M C Nower
G Turner
J Pleumeekers)
J Coddington) Hawkpoint
M Luen)
M Franklin)

CS1.4.183-5101Artisansl(ps)le270307

Countrywide plc

Countrywide House
3 Perry Way
Witham
Essex CM8 3SX

Tel: 01376 533700
Fax: 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No: 01376 500231

27 March 2007

Transparency Obligations Directive
(Disclosure and Transparency Rules) Instrument 2006

We have today received the following notice dated 26 March 2007 from an official of Deutsche Bank AG.

In compliance with the Disclosure and Transparency Rules, they confirm that as at 23 March 2007, Deutsche Bank AG, and its subsidiary companies have a notifiable interest in and are the direct holders of 10,460,430 and indirect holders of 4,892 ordinary shares in Countrywide plc. The total holding of 10,465,322 shares equates to 6.12% of the issued share capital of 170,938,317 shares.

Deutsche Bank AG is a corporation domiciled in Frankfurt, Germany, of which Deutsche Bank AG London is a branch.

They have increased their holding from 9,252,557 shares, as reported on 23 March 2007 to 10,465,322 shares.

~~Director~~/Secretary
Countrywide plc

c.c. H D Hill
M C Nower
G Turner
J Pleumeekers)
J Coddington) Hawkpoint
M Luen)
M Franklin)

CS1.4.184-5101DeutscheBanksl(pw)le270307

Countrywide plc

Countrywide House
3 Perry Way
Witham
Essex CM8 3SX

Tel: 01376 533700
Fax: 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No: 01376 500231

27 March 2007

Transparency Obligations Directive
(Disclosure and Transparency Rules) Instrument 2006

We have today received the following notice dated 26 March 2007 from an official of UBS AG.

In compliance with the Disclosure and Transparency Rules, they confirm that UBS Investment Bank and UBS AG have a notifiable interest and are the direct holders of 10,022,444 shares in the ordinary 5p shares of Countrywide plc. This equates to 5.86% of the issued share capital of 170,938,317 shares.

They previously had no notifiable interest as reported on 21 January 2007. They now have 10,022,444 shares.

Director/Secretary
Countrywide plc

c.c. H D Hill
M C Nower
G Turner
J Pleumeekers)
J Coddington) Hawkpoint
M Luen)
M Franklin)

CS1.4.182-5101UBSsl(ps)lc270307

Countrywide plc

Countrywide House
3 Perry Way
Witham
Essex CM8 3SX
Tel: 01376 533700
Fax: 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No: 01376 500231

290

23 March 2007

Transparency Obligations Directive
(Disclosure and Transparency Rules) Instrument 2006

We have today received the following notice dated 22 March 2007 from an official of Deutsche Bank AG.

In compliance with the Disclosure and Transparency Rules, they confirm that as at 21 March 2007, Deutsche Bank AG, and its subsidiary companies have a notifiable interest in and are the direct holders of 9,252,557 ordinary shares in Countrywide plc. This equates to 5.41% of the issued share capital of 170,938,317 shares.

Deutsche Bank AG is a corporation domiciled in Frankfurt, Germany, of which Deutsche Bank AG London is a branch.

They have increased their holding from 8,407,204 shares, as reported on 21 March 2007 to 9,252,557 shares.

~~Director~~/Secretary
Countrywide plc

cc: H.D. Hill
G. Turner
M.C. Nower

CS1.4.180-5101DeutscheBanksl(pw)lc230307

Countrywide plc

Countrywide House
3 Perry Way
Witham
Essex CM8 3SX
Tel: 01376 533700
Fax 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No: 01376 500231

289

21 March 2007

The Board of Directors of Countrywide plc announces that the Board has today received the following:

Notification of Transaction by the Trust

The Trustees of the Employee Benefit Trust have received notification from an option holder of the Company that he has exercised and sold 4,902 options over ordinary shares of 5p each in the Company held by the Trustees of the Employee Benefit Trust, details below.

Exercise and Sale of Options

Date of Exercise	Date of Notification	No of Options Exercised	Granted on	Price Per Share	Scheme
20/03/07	21/03/07	4,902	21/03/00	203p	Executive Share Bonus Scheme

Date Acquired	No. of Ord. 5p Shares Acquired	Date of Sale	Selling Price per Share	Date of Notification	No. of Ord. 5p Shares Sold
20/03/07	4,902	20/03/07	592p	21/03/07	4,902

These options would expire on 21 March 2007 if not exercised.

This is an announceable occurrence because the following Directors of Countrywide plc are included within the class of beneficiaries of the Trust:

Harry D Hill
Michael C Nower
Grenville Turner

The purchase, allocation, sale and transfer of shares are at the discretion of the Trustees. The Directors named were deemed to have an interest in these shares. Their total shareholdings now amount to 1,963,430 shares, including their interest in the shares held by the Trustees, representing 1.149% of the issued share capital of 170,938,317.

Director/Company Secretary
Countrywide plc

c.c. H D Hill
M C Nower
G Turner

CS1.4.179-5101EBSEx&Salesl(ps)210307

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1.	Name of the *issuer* Countrywide plc	2.	State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or (ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (iii) both (i) and (ii) N/A
3.	Name of *person discharging managerial responsibilities/director* David Fletcher - PDMR	4.	State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person* N/A
5.	Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non beneficial interest ' David Fletcher's holding	6.	Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares* Ordinary 5p shares
7.	Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them David Fletcher 20,897 shares	8.	State the nature of the transaction On 21/3/07, David Fletcher sold 20,897 shares at 596p per share. This is an open market sale.

9.	Number of *shares*, debentures or financial instruments relating to *shares* acquired N/A	10.	Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage) N/A
11.	Number of *shares*, debentures or financial instruments relating to *shares* disposed 20,897 shares	12.	Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage) 0.012%
13.	Price per *share* or value of transaction Sold at 596p per share	14.	Date and place of transaction 21 March 2007 Essex. England
15.	Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage) Nil shares	16.	Date issuer informed of transaction 21 March 2007

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17.	Date of grant	18.	Period during which or date on which it can be exercised
19.	Total amount paid (if any) for grant of the Option	20.	Description of *shares* or debentures involved (*class* and number)
21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise	22.	Total number of *shares* or debentures over which options held following notification
23.	Any additional information	14	Name of contact and telephone number for Queries Shirley Law 01376 533700

Name and signature of duly authorised officer of *issuer* responsible for making notification

____

Gareth R Williams, Company Secretary

Date of notification ______21 March 2007______________

CS1.4.178-5101PDMRformDFletchersl(ps)210307

Countrywide plc

Countrywide House
3 Perry Way
Witham
Essex CM8 3SX

Tel: 01376 533700
Fax: 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No 01376 500231

PRESS ANNOUNCEMENT

FOR IMMEDIATE RELEASE

21 March 2007

COUNTRYWIDE PLC ("COUNTRYWIDE")

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, Countrywide confirms that it now has 170,938,317 ordinary shares of 5 pence each in issue and admitted to trading on the London Stock Exchange under the UK ISIN code GB00B00FQ060.

A further announcement will be made if appropriate.

Director/Company Secretary
Countrywide plc

c.c. H D Hill
M C Nower
G Turner
J Pleumeekers)
J Coddington) Hawkpoint
M Luen)
M Franklin)

CS1.4.177-5101Rule2.10sl(ps)le210307

Countrywide plc

Countrywide House
3 Perry Way
Witham
Essex CM8 3SX

Tel: 01376 533700
Fax: 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No: 01376 500231

21 March 2007

Transparency Obligations Directive
(Disclosure and Transparency Rules) Instrument 2006

We have today received the following notice dated 20 March 2007 from an official of Deutsche Bank AG.

In compliance with the Disclosure and Transparency Rules, they confirm that as at 15 March 2007, Deutsche Bank AG, and its subsidiary companies have a notifiable interest in and are the direct holders of 8,407,204 ordinary shares in Countrywide plc. This equates to 4.92% of the issued share capital of 170,938,317 shares.

Deutsche Bank AG is a corporation domiciled in Frankfurt, Germany, of which Deutsche Bank AG London is a branch.

They have decreased their holding from 8,574,003 shares, as reported on 19 March 2007 to 8,407,204 shares.

~~Director~~/Secretary
Countrywide plc

c.c. H D Hill
M C Nower
G Turner
J Pleumeekers)
J Coddington) Hawkpoint
M Luen)
M Franklin)

CS1.4.176-5101DeutscheBanks l(ps)le210307

285

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1.	Name of the *issuer* Countrywide plc	2.	State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or (ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (iii) both (i) and (ii) N/A
3.	Name of *person discharging managerial responsibilities/director* John Williams - PDMR	4.	State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person* N/A
5.	Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non beneficial interest John Williams' holding	6.	Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares* Ordinary 5p shares
7.	Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them John Williams 2,000 shares	8.	State the nature of the transaction On 20/3/07, John Williams exercised 50,000 options at 198p per share granted on 15/04/02 under an Executive Share Option Scheme and he sold the shares at 590p per share.

9.	Number of *shares*, debentures or financial instruments relating to *shares* acquired 50,000 shares	10.	Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage) 0.029%
11.	Number of *shares*, debentures or financial instruments relating to *shares* disposed 50,000 shares	12.	Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage) 0.029%
13.	Price per *share* or value of transaction Option price at 198p per share and sold at 590p per share	14.	Date and place of transaction 20 March 2007 Essex. England
15.	Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage) 2,000 shares i.e. 0.001%	16.	Date issuer informed of transaction 21 March 2007

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17.	Date of grant	18.	Period during which or date on which it can be exercised
19.	Total amount paid (if any) for grant of the Option	20.	Description of *shares* or debentures involved (*class* and number)
21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise	22.	Total number of *shares* or debentures over which options held following notification
23.	Any additional information	14	Name of contact and telephone number for Queries Shirley Law 01376 533700

Name and signature of duly authorised officer of *issuer* responsible for making notification

Gareth R Williams, Company Secretary

Date of notification 21 March 2007

CS1.4.174-5101PDMRformJWilliamss1(ps)210307

Countrywide plc

Countrywide House
3 Perry Way
Witham
Essex CM8 3SX
Tel: 01376 533700
Fax: 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No: 01376 500231

21 March 2007

Notification of Transfer of Treasury Shares

Pursuant to sections 169A of the Companies Act 1985 and Listing rule 12.6.3, we write to advise you of the following transfer of shares from the Company Treasury CREST Account to satisfy share options exercised by an employee, who is also an option holder of the Company, under the Executive Share Option Scheme.

No. of shares held in Treasury	Date of Transfer	No. of Shares Transferred from Treasury	No. of Options Exercised	Option Price per Share	Date Options Granted	Scheme
8,378,754	20.03.07	50,000	50,000	198p	15.04.02	Executive Share Option Scheme (1996)

Following the above transfer, Countrywide plc now holds 8,328,754 treasury shares in total.

The issued share capital of the Company (excluding shares held in treasury) now stands at 170,938,317.

~~Director~~/Company Secretary
Countrywide plc

c.c. H D Hill
M C Nower
G Turner
J Pleumeekers)
J Coddington) Hawkpoint
M Luen)
M Franklin)

CS1.4.171-5101TreasurySharesl(ps)210307

Countrywide plc

Countrywide House
3 Perry Way
Witham
Essex CM8 3SX

Tel: 01376 533700
Fax: 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No: 01376 500231

21 March 2007

Transparency Obligations Directive
(Disclosure and Transparency Rules) Instrument 2006

We have today received the following notice dated 19 March 2007 from an official of UBS AG.

In compliance with the Disclosure and Transparency Rules, they disclose that UBS AG is now reporting on a disaggregated basis as follows:

UBS Investment Bank
UBS Global Wealth Management and Business Banking,
UBS Global Asset Management DRCM
UBS Global Asset Management Traditional
UBS Global Asset Management Alternative and Quantative
UBS Global Asset Management IFS

All their disaggregated business groups currently have no notifiable holdings in the ordinary 5p shares of Countrywide plc within these disaggregated business groups.

This disclosure is made to fulfil the FSA's Transparency Directive.

Their previous holding was 16,124,346 shares as reported on 12 January 2007.

~~Director~~/Secretary
Countrywide plc

c.c. H D Hill
M C Nower
G Turner
J Pleumeekers)
J Coddington) Hawkpoint
M Luen)
M Franklin)

CS1.4.173-5101UBSsl(ps)le210307

Not for release, publication or distribution, in whole or in part, in or into or from any jurisdiction (including the United States) where to do so would constitute a violation of the laws of such jurisdiction

PRESS ANNOUNCEMENT
FOR IMMEDIATE RELEASE
21 March 2007

RECOMMENDED OFFER
for the acquisition of
COUNTRYWIDE PLC
by
CASTLE HOLDCO 4, LTD.
to be effected
by means of a Scheme of Arrangement
under section 425 of the Companies Act 1985

Posting of the Scheme Document

Further to the announcement made by Castle HoldCo 4, Ltd. and the Company on 2 March 2007 of a recommended offer for the Company to be made by Castle HoldCo 4, Ltd., the Board of Countrywide is pleased to announce that the Scheme Document has been posted to Shareholders.

The Offer is being implemented by way of a scheme of arrangement under section 425 of the Companies Act 1985. The Court Meeting and the EGM to approve the Scheme will both be held on 13 April 2007.

Terms defined in the offer announcement dated 2 March 2007 shall have the same meaning in this announcement.

Enquiries

Countrywide Telephone: +44 (0) 1376 533 700
Christopher Sporborg
Grenville Turner
Harry Hill

Hawkpoint (financial adviser to Countrywide) Telephone: +44 (0) 20 7665 4500
David Reid Scott
David Renton
Jonathan Coddington

Hawkpoint, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Countrywide and no-one else in connection with the Proposals and will not be responsible to anyone other than Countrywide for providing the protections afforded to clients of Hawkpoint nor for providing advice in relation to the Proposals, the content of this announcement or any matter referred to therein.

281

PRESS ANNOUNCEMENT

FOR IMMEDIATE RELEASE

20 March 2007

COUNTRYWIDE PLC ("COUNTRYWIDE")

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, Countrywide confirms that it now has 170,888,317 ordinary shares of 5 pence each in issue and admitted to trading on the London Stock Exchange under the UK ISIN code GB00B00FQ060.

A further announcement will be made if appropriate.

Countrywide plc

Countrywide House
3 Perry Way
Witham
Essex CM8 3SX
Tel: 01376 533700
Fax: 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No. 01376 500231

20 March 2007

Transparency Obligations Directive
(Disclosure and Transparency Rules) Instrument 2006

We have today received the following notice dated 19 March 2007 from an official of Artisan Partners Limited Partnership of 875E Wisconsin Avenue, Suite 800, Milwaukee, Wisconsin 53202.

a) In compliance with the Disclosure and Transparency Rules, they confirm that Artisan Partners Limited Partnership, Artisan Investment Corporation, ZFIC, Inc., Andrew A Ziegler and Carlene M Ziegler have a notifiable interest in and are the indirect holders of 14,828,979 ordinary shares in Countrywide plc. This equates to 8.68% of the issued share capital of 170,888,317 shares.

b) The registered holders of such shares are State Street Bank, Bank of New York, Mellon Trust, Brown Brothers Harriman and JP Morgan Chase.

c) Notification is made to satisfy the FSA's Disclosure and Transparency requirements of the creation of ZFIC, Inc., a new entity subject to the notification obligation following a restructuring of the Artisan Group.

d) Artisan Partners Limited Partnership ("APLP"), a U.S. registered investment adviser, is a limited partnership organised under the laws of the State of Delaware on December 8, 1994. Control of APLP is vested in its general partner, Artisan Investment Corporation, a corporation organised under the laws of the State of Wisconsin on December 7, 1994. All of the outstanding stock of Artisan Investment Corporation is owned by ZFIC, Inc., a corporation organised under the laws of the State of Wisconsin. Andrew A Ziegler and Carlene M Ziegler each own 50% of the voting stock of ZFIC, Inc. APLP, pursuant to advisory contracts, has the power to purchase and sell securities on behalf of its clients and the power to vote for most clients. Persons other than APLP are entitled to receive all dividends from, and proceeds from the sale of, all of the securities reported hereunder.

e) Artisan International Value Fund ("ARTIV"), is a series of Artisan Funds Inc., a U.S. registered investment company. Certain officers and a director of Artisan Funds, Inc., are employees of APLP. APLP, pursuant to its advisory contact with ARTIV, has the power to purchase and sell securities on behalf of ARTIV and to vote for ARTIV. ARTIV, as of 19 March 2007, was interested in 8,595,012 shares, representing 5.03% of the 8.68% disclosed above, of Countrywide plc.

CS1.4.169-5101Artisansl(ps)lc200307

Their previous holding was 14,471,172 shares, as reported on 19 January 2007.

Director/Secretary
Countrywide plc

c.c. H D Hill
M C Nower
G Turner
J Pleumeekers)
J Coddington) Hawkpoint
M Luen)
M Franklin)

Countrywide plc

Countrywide House
3 Perry Way
Witham
Essex CM8 3SX

Tel: 01376 533700
Fax 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No: 01376 500231

20 March 2007

Notification of Transfer of Treasury Shares

Pursuant to sections 169A of the Companies Act 1985 and Listing rule 12.6.3, we write to advise you of the following transfer of shares from the Company Treasury CREST Account to satisfy share options exercised by an employee, who is also an option holder of the Company, under the Executive Share Option Scheme.

No. of shares held in Treasury	Date of Transfer	No. of Shares Transferred from Treasury	No. of Options Exercised	Option Price per Share	Date Options Granted	Scheme
8,386,254	19.03.07	7,500	7,500	198p	15.04.02	Executive Share Option Scheme (1996)

Following the above transfer, Countrywide plc now holds 8,378,754 treasury shares in total.

The issued share capital of the Company (excluding shares held in treasury) now stands at 170,888,317 (including the allotment of 8,750 shares following the exercise of options).

~~Director~~/Company Secretary
Countrywide plc

c.c. H D Hill
M C Nower
G Turner
J Pleumeekers)
J Coddington) Hawkpoint
M Luen)
M Franklin)

CS1.4.168-5101TreasurySharessl(ps)200307

Countrywide plc

Countrywide House
3 Perry Way
Witham
Essex CM8 3SX
Tel: 01376 533700
Fax 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No: 01376 500231

2 7 8

19 March 2007

Transparency Obligations Directive
(Disclosure and Transparency Rules) Instrument 2006

We have today received the following notice dated 19 March 2007 from an official of Deutsche Bank AG.

In compliance with the Disclosure and Transparency Rules, they confirm that as at 14 March 2007, Deutsche Bank AG, and Tilney Group Limited have a notifiable interest in and are the direct holders of 8,569,111 and indirect holders of 4,892 ordinary shares in Countrywide plc. The total holding of 8,574,003 shares equates to 5.02% of the issued share capital of 170,872,067 shares.

Deutsche Bank AG is a corporation domiciled in Frankfurt, Germany, of which Deutsche Bank AG London is a branch.

They have increased their holding from 8,269,582 shares, as reported on 8 March 2007 to 8,574,003 shares.

~~Director~~/Secretary
Countrywide plc

c.c. H D Hill
M C Nower
G Turner
J Pleumeekers)
J Coddington) Hawkpoint
M Luen)
M Franklin)

CS1.4.166-5101DeutscheBanksl(p:s)le190307

377

Countrywide plc

Countrywide House
3 Perry Way
Witham
Essex CM8 3SX

Tel: 01376 533700
Fax: 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No: 01376 500231

19 March 2007

Transparency Obligations Directive
(Disclosure and Transparency Rules) Instrument 2006

We have today received the following notice dated 19 March 2007 from an official of Credit Suisse.

In compliance with the Disclosure and Transparency Rules, they confirm that as at 15 March 2007, Credit Suisse Securities (Europe) Limited and Credit Suisse International have a notifiable interest in and are the direct shareholders of 10,579,719 ordinary shares of Countrywide plc. This equates to 6.19% of the issued share capital of 170,872,067 shares.

Credit Suisse Securities (Europe) Limited and Credit Suisse International are part of the Investment Banking division of Credit Suisse ("CSIBD"), which is part of the Credit Suisse Group ("CSG"). CSIBD is a segregated business unit within CSG with an independent management structure and exercises its voting rights independently from other divisions of CSG.

They have increased their holding from 8,597,196 shares in Countrywide plc, as reported on 13 March 2007 to 10,579,719 shares.

~~Director~~/Secretary
Countrywide plc

c.c. H D Hill
M C Nower
G Turner
J Pleumeekers)
J Coddington) Hawkpoint
M Luen)
M Franklin)

CS1.4.167-5101CreditSuissesl(ps)le190307

Countrywide plc

Countrywide House
3 Perry Way
Witham
Essex CM8 3SX
Tel: 01376 533700
Fax: 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No: 01376 500231

15 March 2007

The Board of Directors of Countrywide plc announces that the Board has today received the following:

Notification of Transaction by a Director

The Trustees of the Employee Benefit Trust have received notification from Mr M C Nower, an option holder and Group Finance Director of the Company. Mr Nower has exercised 16,340 options over ordinary shares of 5p each in the Company held by the Trustees of the Employee Benefit Trust, details below.

Exercise of Options

Date of Exercise	Date of Notification	No of Options Exercised	Granted on	Price Per Share	Scheme	Date Acquired	No. of Ord. 5p Shares Acquired
13/03/07	15/03/07	16,340	21/03/00	203p	Executive Share Bonus Scheme	13/03/07	16,340

He retains the shares. These options would expire on 21 March 2007 if not exercised.

This is an announceable occurrence because the following Directors of Countrywide plc are included within the class of beneficiaries of the Trust:

Harry D Hill
Michael C Nower
Grenville Turner

The purchase, allocation, sale and transfer of shares are at the discretion of the Trustees. The Directors named were deemed to have an interest in these shares. Their total shareholdings now amount to 1,968,332, shares, including their interest in the shares held by the Trustees, representing 1.152% of the issued share capital of 170,872,067.

Current Shareholding

Following the above transactions, Mr Nower's shareholding in Countrywide plc was increased by 16,340 shares from 268,475 shares to 284,815 shares (including Mrs Nower's holding of 5,275 shares).

~~Director~~/Company Secretary
Countrywide plc

c.c. H D Hill
M C Nower
G Turner

CS1.4.165-5101MCNExercises(ps)150307

Countrywide plc

Countrywide House
3 Perry Way
Witham
Essex CM8 3SX

Tel: 01376 533700
Fax: 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No: 01376 500231

15 March 2007

Transparency Obligations Directive
(Disclosure and Transparency Rules) Instrument 2006

We have today received the following notice dated 15 March 2007 from an official of Citigroup Global Market UK Equity Limited.

In compliance with the Disclosure and Transparency Rules, they confirm that as at 14 March 2007, Citigroup Global Market UK Equity Limited of Citygroup Centre, Canada Square, Canary Wharf, London E14 5LB have a notifiable interest in and are the direct shareholders of 5,818,060 ordinary shares of Countrywide plc. This equates to 3.41% of the issued share capital of 170,872,067 shares.

They previously notified that their holding fell below 3%, as reported on 14 March 2007. They now have 5,818,060 shares.

~~Director~~/Secretary
Countrywide plc

c.c. H D Hill
M C Nower
G Turner
J Pleumeekers)
J Coddington) Hawkpoint
M Luen)
M Franklin)

CS1.4.163-5101Citigroupsl(ps)le150307

Countrywide plc

Countrywide House
3 Perry Way
Witham
Essex CM8 3SX
Tel: 01376 533700
Fax: 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No: 01376 500231

PRESS ANNOUNCEMENT

FOR IMMEDIATE RELEASE

15 March 2007

COUNTRYWIDE PLC ("COUNTRYWIDE")

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, Countrywide confirms that it now has 170,872,067 ordinary shares of 5 pence each in issue and admitted to trading on the London Stock Exchange under the UK ISIN code GB00B00FQ060.

A further announcement will be made if appropriate.

Director/Company Secretary
Countrywide plc

c.c. H D Hill
M C Nower
G Turner
J Pleumeekers)
J Coddington) Hawkpoint
M Luen)
M Franklin)

CS1.4.164-5101Rule2.10sl(ps)le150307

Countrywide plc

Countrywide House
3 Perry Way
Witham
Essex CM8 3SX

Tel: 01376 533700
Fax: 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No: 01376 500231

274

15 March 2007

Notification of Transfer of Treasury Shares

Pursuant to sections 169A of the Companies Act 1985 and Listing rule 12.6.3, we write to advise you of the following transfer of shares from the Company Treasury CREST Account to satisfy share option exercised by an employee who is also an option holder of the Company under the Executive Share Option Scheme.

No. of shares held in Treasury	Date of Transfer	No. of Shares Transferred from Treasury	No. of Options Exercised	Option Price per Share	Date Options Granted	Scheme
8,396,254	15.03.07	10,000	10,000	198p	15.04.02	Executive Share Option Scheme (1996)

Following the above transfer, Countrywide plc now holds 8,386,254 treasury shares in total.

The issued share capital of the Company (excluding shares held in treasury) now stands at 170,872,067.

~~Director~~/Company Secretary
Countrywide plc

c.c. H D Hill
M C Nower
G Turner
J Pleumeekers)
J Coddington) Hawkpoint
M Luen)
M Franklin)

END

CS1.4.162-5101TreasurySharesl(ps)150307